

DYNAVAX
2023 PROXY STATEMENT
& 2022 ANNUAL REPORT

DYNAVAX TECHNOLOGIES CORPORATION

2100 Powell Street, Suite 720
Emeryville, California 94608
NOTICE OF 2023 ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 26, 2023

Dear Stockholder:

You are cordially invited to attend the 2023 Annual Meeting of Stockholders (the "Annual Meeting") of Dynavax Technologies Corporation, a Delaware corporation (the "Company"). The Annual Meeting will be held virtually on May 26, 2023, at 9:00 a.m. Pacific Time at www.virtualshareholdermeeting.com/DVAX2023. **The Annual Meeting will be held online only, and you will not be able to attend the Annual Meeting in person**. You will be able to vote your shares electronically by Internet or by phone and submit questions online during the Annual Meeting by logging in to the website listed above using the 16-digit control number included in your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompanied our proxy materials. Online check-in will begin at 8:45 a.m. Pacific Time and should allow ample time for the check-in procedures. The Annual Meeting is being convened for the following purposes:

1. To elect our two nominees for Class II directors to hold office until the 2026 Annual Meeting of Stockholders or until their respective successors are duly elected and qualified.

2. To approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the proxy statement accompanying this Notice.

3. To ratify the selection of Ernst & Young LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2023.

4. To indicate, on an advisory basis, the preferred frequency of stockholder advisory votes on the compensation of the Company's named executive officers.

In addition, you will also be asked to conduct other business, if any, as may properly come before the Annual Meeting or any adjournment thereof.

These items of business are more fully described in the accompanying proxy statement.

The record date for the Annual Meeting is April 3, 2023 (the "Record Date"). Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

Important Notice Regarding the Availability of Proxy Materials for the 2023 Annual Meeting of Stockholders to Be Held Virtually at 9:00 a.m., Pacific Time, on May 26, 2023 at www.virtualshareholdermeeting.com/DVAX2023.

The Proxy Statement and Annual Report to Stockholders for the year ended December 31, 2022 are available at www.proxyvote.com.

The Board of Directors recommends that you vote FOR the proposals identified above.

By Order of the Board of Directors

Kelly MacDonald
Chief Financial Officer

Emeryville, California
April 13, 2023

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the virtual Annual Meeting, please complete, date, sign and return the proxy mailed to you, or vote over the Internet or by phone as instructed in these materials, as promptly as possible in order to ensure your representation at the Annual Meeting. Even if you have voted by proxy card or over the Internet or by phone, you may still vote electronically during the Annual Meeting.

DYNAVAX TECHNOLOGIES CORPORATION
2100 Powell Street, Suite 720
Emeryville, California 94608

PROXY STATEMENT
FOR THE 2023 ANNUAL MEETING OF STOCKHOLDERS
To be Held on May 26, 2023

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why did I receive a notice regarding the availability of proxy materials on the Internet?

We have sent you the proxy notice because the Board of Directors (the ''Board'') of Dynavax Technologies Corporation (the ''Company,'' ''Dynavax,'' ''we,'' or ''us'') is soliciting your proxy to vote at the 2023 Annual Meeting of Stockholders (the ''Annual Meeting'').

In accordance with the rules adopted by the Securities and Exchange Commission (the ''SEC''), instead of mailing a printed copy of our proxy materials, including our annual report, we have decided to provide access to these materials via the Internet. Accordingly, on or about April 13, 2023, we will begin mailing a Notice Regarding Internet Availability of Proxy Materials (the ''Notice''), to stockholders of record as of April 3, 2023 (the ''Record Date''), and will have posted our proxy materials on the website referenced in the Notice (www.proxyvote.com). As more fully described in the Notice, all stockholders may choose to access our proxy materials on that website, and any stockholder may request a printed set of such materials as follows:

- by telephone: call 1-800-579-1639 free of charge and follow the instructions;

- by Internet: go to www.proxyvote.com and follow the instructions; or

- by e-mail: send an e-mail message to sendmaterial@proxyvote.com. Please send a blank e-mail and insert the 16-Digit Control Number located in your Notice in the subject line.

Please note that you do not need to attend the Annual Meeting to vote your shares. Instead, you may vote before the Annual Meeting by Internet, by phone or by proxy using a proxy card that you may request or that we may elect to deliver at a later time.

Will I receive any proxy materials by mail other than the Notice?

No, you will not receive any other proxy materials by mail unless you request a paper copy of the proxy materials.

How do I attend the Annual Meeting?

The Annual Meeting will be held virtually on May 26, 2023 at 9:00 a.m. Pacific Time at www.virtualshareholdermeeting.com/DVAX2023. The Annual Meeting will be held online only. During the meeting, you will be able to vote your shares electronically by Internet and submit questions online by logging in to the website listed above using the 16-digit control number included in the Notice, or you may vote before the meeting by using a proxy card that you may request or that we may elect to deliver at a later time. You may also vote by phone before the meeting by calling 1-800-690-6903. Online check-in for the Annual Meeting will begin at 8:45 a.m. Pacific Time and you should allow ample time for the check-in procedures. You may submit questions during the meeting by visiting www.virtualshareholdermeeting.com/DVAX2023. We will respond to as many appropriate inquiries at the Annual Meeting as time allows.

You may vote your shares electronically before the meeting by Internet, by phone or by proxy using a proxy card that you may request or that we may elect to deliver at a later time, and you do not need to access the virtual Annual Meeting to vote if you submitted your vote via Internet, phone or proxy card in advance of the Annual Meeting.

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. On the Record Date, there were 128,471,773 shares of common stock outstanding and entitled to vote. A list of our stockholders of record will be open for examination by any stockholder beginning ten days prior to the Annual Meeting at our headquarters located at 2100 Powell Street, Suite 720, Emeryville, California 94608. If you would like to view the list, please contact our Corporate Secretary to schedule an appointment by calling (510) 848-5100 or writing to him at the address above.

Stockholder of Record: Shares Registered in Your Name

If, on the Record Date, your shares were registered directly in your name with our transfer agent, Computershare, then you are a stockholder of record. As a stockholder of record, you may vote by Internet before or during the Annual Meeting, or before the Annual Meeting by using a proxy card that you may request or that we may elect to deliver at a later time. You may also vote by phone before the meeting by calling 1-800-690-6903. Whether or not you plan to attend, we urge you to fill out and return the proxy card or vote by Internet or by phone before the Annual Meeting to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If, on the Record Date, your shares were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and the Notice is being forwarded to you by that organization. Simply follow the voting instructions in such notice to ensure that your vote is counted. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the Annual Meeting. To vote live at the Annual Meeting, follow the instructions after logging into the meeting website.

What am I voting on?

We are asking you to vote on four proposals:

1. To elect our two nominees for Class II directors to hold office until the 2026 Annual Meeting of Stockholders or until their respective successors are duly elected and qualified.

2. To approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the proxy statement accompanying this Notice.

3. To ratify the selection of Ernst & Young LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2023.

4. To indicate, on an advisory basis, the preferred frequency of stockholder advisory votes on the compensation of the Company's named executive officers.

In addition, you will also be asked to conduct other business, if any, as may properly come before the Annual Meeting or any adjournment thereof.

What is the Board's recommendation?

The Board recommends that you vote "For" each of the four proposals.

What if another matter is properly brought before the Annual Meeting?

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote on those matters in accordance with her or his best judgment.

How do I vote?

You may either vote "For" all the nominees to the Board or you may "Withhold" your vote for any nominee you specify. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote by Internet before or during the Annual Meeting, by phone before the Annual Meeting or by proxy before the Annual Meeting using a proxy card that you may request or that we may elect to deliver at a later time. Whether or not you plan to attend the Annual Meeting, we urge you to vote to ensure your vote is counted.

- To vote using the proxy card, simply complete, sign and date the proxy card that may be delivered and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.

- To vote by phone, call 1-800-690-6903 free of charge and follow the recorded instructions. You will be asked to provide the control number from the Notice. Your telephone vote must be received by 11:59 p.m., Eastern Time on May 25, 2023 to be counted.

- To vote through the Internet before the meeting, go to www.proxyvote.com and follow the on-screen instructions to complete an electronic proxy card. You will be asked to provide the control number from the Notice. Your Internet vote must be received by 11:59 p.m., Eastern Time on May 25, 2023 to be counted.

- To vote through the Internet during the meeting, please visit www.virtualshareholdermeeting.com/DVAX2023 and have available the 16-digit control number included in your Notice.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker or other agent, you should have received a notice containing voting instructions from that organization rather than from Dynavax. Simply follow the voting instructions in such notice to ensure that your vote is counted. To vote live at the Annual Meeting, follow the instructions after logging into the meeting website.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of the Record Date.

What happens if I do not vote?

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record and do not vote before the Annual Meeting by phone or by using a proxy card that you may request or that we may elect to deliver at a later time, or through the Internet before or at the Annual Meeting, your shares will not be voted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner and do not instruct your broker, bank, or other agent how to vote your shares, the question of whether your broker or nominee will still be able to vote your shares depends on whether the applicable stock exchange deems the particular proposal to be a "routine" matter. Brokers and nominees can use their discretion to vote "uninstructed" shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Under the rules and interpretations of the New York Stock Exchange, "non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation), and certain corporate governance proposals, even if management-supported. We believe that Proposals 1, 2 and 4 will be considered "non-routine," and that Proposal 3 will be considered "routine." Accordingly, your broker or nominee may not vote your shares on Proposals 1, 2 or 4 without your instructions, but may vote your shares on Proposal 3.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card or otherwise vote without marking any voting selections, your shares will be voted:

- **Proposal 1**: "For" election of our two nominees as Class II directors;

- **Proposal 2**: "For" advisory approval of executive compensation;

- **Proposal 3**: "For" ratification of the selection of Ernst & Young LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2023; and

- **Proposal 4**: For "One Year" as the preferred frequency of advisory votes to approve executive compensation.

If any other matter is properly presented at the Annual Meeting or any adjournment(s) thereof, your proxyholder (one of the individuals named on your proxy card) will vote your shares at his or her discretion.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. Furthermore, we have retained the services of Alliance Advisors, LLC in connection with stockholder outreach efforts discussed in this proxy statement, for which we estimate that we will pay a fee not to exceed $22,000, plus out-of-pocket expenses.

What does it mean if I receive more than one Notice?

If you receive more than one Notice, your shares may be registered in more than one name or are registered in different accounts. Please follow the voting instructions on each of the Notices to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Stockholder of Record: Shares Registered in Your Name

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- You may submit another properly completed proxy card with a later date.

- You may submit a later-dated vote by telephone by calling 1-800-690-6903. You will need the 16-digit control number included on your Notice or your proxy card (if you received a printed copy of the proxy materials). Votes submitted by telephone must be received by 11:59 p.m., Eastern Time on May 25, 2023 to be counted.

- You may grant a subsequent proxy through the Internet. You will need the 16-digit control number included on your Notice or your proxy card (if you received a printed copy of the proxy materials).

- You may send a timely written notice that you are revoking your proxy to Dynavax Technologies Corporation, Attention: Corporate Secretary, 2100 Powell Street, Suite 720, Emeryville, California 94608.

- You may virtually attend the Annual Meeting and vote by Internet by visiting www.virtualshareholdermeeting.com/DVAX2023. To attend the Annual Meeting, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompanied your proxy materials. Simply attending the meeting will not, by itself, revoke your proxy.

Your most current proxy card or telephone vote or Internet proxy is the one that is counted.

Beneficial Owner: Shares Registered in the Name of Broker or Agent

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 15, 2023 to Dynavax Technologies Corporation, Attention: Corporate Secretary, 2100 Powell Street, Suite 720, Emeryville, California 94608. However, if our 2024 Annual Meeting of Stockholders is not held between April 26, 2024 and June 25, 2024, then the deadline will be a reasonable time before we begin to print and send our proxy materials.

If you wish to submit a proposal (including a director nomination) that is not to be included in next year's proxy materials, you must do so no later than the close of business on February 26, 2024 and no earlier than the close of business on January 27, 2024. In addition, stockholders who intend to solicit proxies in support of director nominees other than our nominees must also comply with the additional requirements of Rule 14a-19(b). However, if our 2024 Annual Meeting of Stockholders is not held between April 26, 2024 and June 25, 2024, then you must submit your proposal (or director nomination) not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

How many votes are needed to approve each proposal?

- **Proposal 1**: to elect our two nominees for Class II directors, the two nominees receiving the most "For" votes from the holders of shares present (either in person or represented by proxy) and cast for the election of directors will be elected. Only votes "For" will affect the outcome of the vote; "Withhold" votes will have no effect on the outcome of the vote. However, if a nominee receives a greater number of "Withhold" votes than "For" votes, such nominee will submit his offer of resignation for consideration by our Nominating and Corporate Governance Committee in accordance with our Majority Vote Policy discussed in more detail in the section entitled "Corporate Governance – Majority Vote Policy" in this proxy statement.

- **Proposal 2**: to approve, on an advisory basis, the 2022 compensation of the Company's named executive officers, such advisory approval must receive "For" votes from the holders of a majority of shares present (either in person or by proxy) and entitled to vote on the matter at the meeting. If you return your proxy and select "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

- **Proposal 3**: to ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for our fiscal year ending December 31, 2023, such ratification must receive "For" votes from the holders of a majority of shares present (either in person or by proxy) and entitled to vote on the matter at the meeting. If you return your proxy and select "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect. However, as we believe Proposal 3 will be considered a "routine" matter, we do not expect to receive any broker non-votes.

- **Proposal 4**: for the advisory vote on the frequency of stockholder advisory votes on the compensation of the Company's named executive officers, the frequency receiving the votes from the holders of a majority of shares present and cast either in person or by proxy at the meeting will be considered the frequency preferred by the stockholders. If you "Abstain" from voting, your abstention will be counted towards the vote total, but will not be counted as a vote in favor of any of the frequency options, and thus will have the effect of reducing the likelihood that any frequency receives a majority vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid Annual Meeting. A quorum will be present if stockholders holding at least a majority of the outstanding shares entitled to vote are present at the Annual Meeting in person or represented by proxy. On the Record Date, there were 128,471,773 shares outstanding and entitled to vote.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote at the Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of shares present at the Annual Meeting in person or represented by proxy may adjourn the Annual Meeting to another date.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in a current report on Form 8-K within four business days following the voting. If we are unable to obtain final results in that time, we will announce the preliminary results and subsequently file a second current report on Form 8-K with the final results.

What proxy materials are available on the Internet?

The 2023 proxy statement and 2022 Annual Report on Form 10-K are available at https://investors.dynavax.com/annuals-proxies.cfm.

ELECTION OF DIRECTORS

Our Board is divided into three classes, and each class has a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class, including vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director's successor is elected and qualified.

Our Board presently has eleven members. There are currently three Class II directors whose term of office expires in 2023: Daniel L. Kisner, M.D., Natale Ricciardi and Ryan Spencer. Each of Dr. Kisner and Mr. Spencer is a nominee for director and currently a director of the Company, previously elected by the stockholders at our 2020 Annual Meeting of Stockholders. Mr. Ricciardi is transitioning from the Board effective immediately prior to the Annual Meeting, and, effective as of the date of the Annual Meeting, the Board size will be ten directors. If each nominee is again elected at the Annual Meeting, each of these nominees will serve until the 2026 Annual Meeting of Stockholders and until his successor is elected and has qualified, or, if sooner, until the director's death, resignation or removal. We have a policy encouraging our directors' attendance at our annual meetings. There were ten out of eleven then-serving directors in attendance at our 2022 Annual Meeting.

Vote Required

Directors are elected by a plurality of the votes of the holders of shares present in person or represented by proxy and entitled to vote on the election of directors. The two nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named herein. Although the election of directors at the Annual Meeting is uncontested and directors are elected by a plurality of votes cast, and we therefore anticipate that each of the named nominees for director will be elected at the Annual Meeting, under our Corporate Governance Guidelines, any nominee for director is required to submit an offer of resignation for consideration by the Nominating and Corporate Governance Committee if such nominee for director (in an uncontested election) receives a greater number of ''Withhold'' votes than ''For'' votes. In such case, the Nominating and Corporate Governance Committee will then consider all the relevant facts and circumstances and recommend to the Board the action to be taken with respect to such offer of resignation. For more information on this policy, see the section entitled ''Corporate Governance – Majority Vote Policy.'' If any nominee becomes unavailable for election as a result of an unexpected occurrence, your shares will be voted for the election of a substitute nominee proposed by our Board. Each person nominated for election has agreed to serve if elected. Our Board has no reason to believe that any nominee will be unable to serve.

Set forth below is certain biographical information as of April 3, 2023, regarding the experience, qualifications, attributes or skills that led our Nominating and Corporate Governance Committee to believe that each director or nominee should serve on the Board. There are no family relationships among any of our executive officers or directors.

Name	Age	Position
Daniel L. Kisner, M.D.	76	Director
Ryan Spencer	45	Chief Executive Officer, Director

CLASS II DIRECTOR NOMINEES

Daniel L. Kisner, M.D.

Dr. Kisner has been a member of our Board since July 2010. From 2003 to 2010, Dr. Kisner served as a partner at Aberdare Ventures and prior to that as President and Chief Executive Officer of Caliper Technologies, leading its evolution from a start-up focused on microfluidic lab-on-chip technology to a publicly traded, commercial organization. Prior to Caliper, he was the President and Chief Operating Officer of Isis Pharmaceuticals, Inc., a biomedical pharmaceutical company. Previously, Dr. Kisner was Division Vice President of Pharmaceutical Development for Abbott Laboratories and Vice President of Clinical Research and Development at SmithKline Beckman Pharmaceuticals. In addition, he held a tenured position in the Division of Oncology at the University of Texas, San Antonio School of Medicine and is certified by the American Board of Internal Medicine in Internal Medicine and Medical Oncology. Additionally, he is currently serving on the boards of Histogen, Inc., a public biotechnology company, Oncternal Therapeutics, a public biotechnology company and Zynerba Pharmaceuticals, a public biotechnology company. Dr. Kisner previously served as Chairman of the board for Tekmira Pharmaceuticals, a biopharmaceutical company, until March 2015, and as a director of Lpath, Inc., a therapeutics company. He holds a B.A. from Rutgers University and an M.D. from Georgetown University. Our Board believes that Dr. Kisner's background with larger, complex technology-based organizations as well as his significant experience with corporate transactions, including investing in venture-backed life science companies provides the Board with insights for setting strategy of the Company and qualifies him to be nominated as a director.

Ryan Spencer

Mr. Spencer has been a member of our Board since December 2019. Mr. Spencer joined Dynavax in 2006 and has served as our Chief Executive Officer since December 2019, and as interim co-President between May and December 2019. At the time of his appointment as interim co-President in May 2019, Mr. Spencer served as Senior Vice President, Commercial where he was instrumental in leading the launch and commercialization of HEPLISAV-B. Throughout his time at Dynavax since November 2006, Mr. Spencer has held a variety of positions with increasing responsibility, building from a foundation in corporate finance to business strategy and investor relations, including Senior Director Strategic Planning until his promotion in September 2016 to Senior Product Director, followed by promotions in February 2017 to Vice President Corporate Strategy & Commercialization and in May 2019 to Senior Vice President, Commercial. Prior to joining Dynavax, Mr. Spencer was the Assistant Controller at QRS Corporation, a publicly-held technology company, and was a member of the audit practice at Ernst & Young. Mr. Spencer earned a B.A. in Business Economics from University of California, Santa Barbara. Our Board believes that Mr. Spencer's prior experience, including his financial and commercialization experience, his tenure at the Company and his role as a Chief Executive Officer qualifies him to be nominated as a director.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF EACH NAMED NOMINEE.**

Information About Our Continuing Directors

Set forth below is certain biographical information as of April 3, 2023, for the remaining members of our Board whose term as a director will continue after the Annual Meeting.

Name	Age	Position
Francis R. Cano, Ph.D.	78	Director
Julie Eastland	58	Director
Andrew A. F. Hack, M.D., Ph.D.	49	Director
Brent MacGregor	59	Director
Scott Myers	56	Director
Elaine Sun	52	Director
Peter R. Paradiso, Ph.D.	72	Director
Peggy V. Phillips	69	Director

CLASS I DIRECTORS CONTINUING IN OFFICE UNTIL THE 2025 ANNUAL MEETING

Julie Eastland

Ms. Eastland has been a member of our Board since July 2020. Ms. Eastland has been the Chief Executive Officer of Harpoon Therapeutics, a publicly traded oncology company, since November 2021 and a member of its board of directors since October 2018. Prior to Harpoon, Ms. Eastland served as Chief Operating Officer and Chief Financial Officer of ReCode Therapeutics, a privately-held genetics medicine company focused on delivery of novel, anti-viral lipid nanoparticles therapeutics for respiratory diseases, from October 2020 to November 2021. Prior to ReCode, Ms. Eastland served as Chief Financial Officer and Chief Business Officer of Rainier Therapeutics, a private biopharmaceutical company focused on FGFR3 bladder cancer, from September 2018 to January 2020. Prior to Rainier, she served as Chief Financial Officer and Chief Business Officer of Cascadian Therapeutics, a publicly traded company, from 2010 to March 2018. While at Cascadian, Ms. Eastland was instrumental in the negotiation and sale of the company to Seattle Genetics, primarily for tucatinib, a HER2 targeted breast cancer therapy now marketed as Tukysa. Prior to Cascadian, Ms. Eastland served as Chief Financial Officer and Vice President of Finance and Operations of VLST Corporation from 2006 to 2010, a privately-held biotechnology company, and held various financial and strategic management positions at publicly traded biotechnology companies including Dendreon and Amgen. Ms. Eastland received an M.B.A. from Edinburgh University Management School and a B.S. in finance from Colorado State University. Our Board believes that Ms. Eastland's experience as a financial executive in the biopharmaceutical industry qualifies her to serve on our Board.

Andrew A. F. Hack, M.D., Ph.D.

Dr. Hack has been a member of our Board since August 2019. Since March 2019, Dr. Hack has served as a Partner of Bain Capital Life Sciences, LP, a private equity fund that pursues investments in pharmaceutical, biotechnology, medical device, diagnostic and life science tool companies across the globe. From July 2015 to March 2019, he was Chief Financial Officer of Editas Medicine, Inc., a public clinical-stage biotechnology company developing therapies for diseases based on CRISPR gene editing technology, where he had responsibility for finance, investor relations, business development, information technology, and operations. Previously, from 2011 to 2015, Dr. Hack served as a portfolio manager at Millennium Management, where he ran a market-neutral healthcare hedge fund focused on biotechnology, pharmaceutical, medical device and diagnostics, and life science tools companies. Earlier in his investment career, he was a securities analyst at a number of healthcare-focused hedge funds and investment banks in New York. Prior to this, he was Director of Life Sciences at Reify Corporation, a life science tools and drug discovery company. Dr. Hack currently serves on the boards of directors of the public biotechnology companies, Mersana Therapeutics, Inc. and Nuvalent, Inc. Dr. Hack received an A.B. in Biology, an M.D., and a Ph.D. in Molecular Genetics and Cell Biology from the University of Chicago. Our Board believes that Dr. Hack's financial background and extensive and diverse experience in the life sciences industry qualifies him to serve on our Board.

Brent MacGregor

Mr. MacGregor has been a member of our Board since July 2020. Since November 2020, Mr. MacGregor has served as the Chief Executive Officer of Medical Developments International Ltd., an Australian-based company with marketed products in pain management and respiratory ailments. He previously served as Senior Vice-President, Global Commercial Operations at Seqirus, a CSL Limited company, from January 2016 to June 2020. At Seqirus, Mr. MacGregor led a global team of 280 people in sales, marketing, commercial development, public policy and business development for a portfolio of seasonal influenza vaccines, an intra venous anti-viral product, a suite of in-licensed vaccines and pharmaceutical products, and a pandemic and pre-pandemic business. Prior to Seqirus, Mr. MacGregor was President and Global Head of Novartis Influenza Vaccines from January 2015 to January 2016, where he led integrated global operations of its influenza portfolio, through its acquisition by CSL Ltd. He was President of Novartis Vaccines US and Head of North America from 2012 to 2014. Mr. MacGregor held several roles while at Sanofi Pasteur where he spent 17 years with his final role as President, Sanofi Pasteur KK, Tokyo, Japan. Mr. MacGregor received an M.B.A. from Northwestern University, Kellogg School of Management, a Master of Arts from University of Reading, Reading, England and a Bachelor of Arts from Carleton University, Ottawa, Canada. Our Board believes that Mr. MacGregor's experience as a vaccine executive qualifies him to serve on our Board.

Scott Myers

Mr. Myers has been the Chairperson of our Board since October 2021. Since February 2023, he has served as Chief Executive Officer and President of Viridian Therapeutics, a public biotechnology company. Previously, he was the Chief Executive Officer and served on the board of directors of AMAG Pharmaceuticals, Inc. from April 2020 to November 2020, where he led its turnaround and strategic exit to Covis Pharma, S.à.r.l., a specialty pharmaceutical company, in November 2020. Mr. Myers served as chairman of the board of directors of Rainier Therapeutics, Inc., an oncology biotechnology company focused on late-stage bladder cancer, from June 2018 to January 2020. He also served as Rainier's Chief Executive Officer from September 2018 to January 2020 and led Rainier's asset sale of vofatamab to Fusion Pharmaceuticals Inc. Prior to Rainier, Mr. Myers served as Chief Executive Officer, President and Director for Cascadian Therapeutics, Inc., an oncology company, from April 2016 through its acquisition by Seattle Genetics in March 2018. Mr. Myers is on the board of directors of Viridian Therapeutics and Selecta Biosciences, a gene therapy-rare disease company, and he is chairman of the board of directors of Harpoon Therapeutics, Inc., a publicly traded oncology company.

Our Board recognizes that certain institutional investors and proxy advisory firms may deem Mr. Myers "overboarded" based on the number of public company boards on which he serves, while also serving as Chief Executive Officer of Viridian Therapeutics. Mr. Myers has demonstrated his ability to dedicate sufficient time and focus to his duties as a member of our Board, including by performing his role as chairperson of our Board and attending all of our Board meetings in 2022. Mr. Myers also expects to reduce the number of other boards of directors he serves on within the next 12 months, in a gradual process to facilitate orderly transition. Mr. Myers holds a B.A. in Biology from Northwestern University and an M.B.A. from the Graduate School of Business at the University of Chicago (Booth). Our Board believes that Mr. Myers's extensive experience as a life sciences executive qualifies him to serve on our Board.

Elaine Sun

Ms. Sun has been a member of our Board since December 2021. Since March 2022, Ms. Sun has served as Chief Operating Officer and Chief Financial Officer of Mammoth Biosciences, Inc., a CRISPR gene editing company. Previously, Ms. Sun served as Senior Vice President and Chief Financial Officer of Halozyme Therapeutics, Inc., a public commercial-stage biotechnology company, from March 2020 to February 2022. Prior to joining Halozyme, from January 2017 to December 2019, Ms. Sun served in senior management positions at SutroVax, Inc. (now known as Vaxcyte, Inc.), a public life sciences company specializing in developing novel vaccines, most recently serving as Chief Financial Officer and Chief Strategy Officer. From 2013 to December 2016, Ms. Sun was an independent financial advisory consultant for private and public healthcare companies. Previously, Ms. Sun served as Managing Director and Head of West Coast Healthcare at Evercore Partners, a leading independent investment banking advisory firm, where she led Evercore's U.S. life sciences efforts, and Managing Director, Healthcare Investment Banking at Merrill Lynch & Co., Inc. Ms. Sun received her M.B.A. degree from Harvard Business School and her B.A. degree from Wellesley College. Our Board believes that Ms. Sun's financial expertise and experience in the life sciences industry qualifies her to serve on our Board.

CLASS III DIRECTORS CONTINUING IN OFFICE UNTIL THE 2024 ANNUAL MEETING

Francis R. Cano, Ph.D.

Dr. Cano has been a member of our Board since November 2009. Dr. Cano has been President and Founder of Cano Biotech Corp., a consulting firm focusing on the vaccine business, since 1996 and also serves on the board of Biomerica, Inc., a developer and manufacturer of diagnostic products. Previously, Dr. Cano served on the board of Arbor Vita Corporation, a biopharmaceutical company. From 1993 to 1996, Dr. Cano was President and Chief Operating Officer for Aviron, a biopharmaceutical company, which developed the live influenza vaccine Flu-Mist and was later acquired by MedImmune in 2001. As a Co-Founder of Aviron, he completed two rounds of venture financing, a licensing agreement with SmithKline Biologicals and in-licensed Flu-Mist influenza virus from the National Institutes of Health. For 21 years, Dr. Cano worked with the Lederle Laboratories Division of American Cyanamid, including as its Vice President and General Manager of the Biological Division. He earned a Ph.D. in Microbiology from Pennsylvania State University, served as a Research Associate at Rutgers Institute of Microbiology, and holds a M.S. in Microbiology and a B.S. in Biology from St. John's University. Dr. Cano's major breakthrough was being the chief scientist to use conjugate technology and develop Prevnar to protect against otitis media in children and pneumonia in adults. The Board believes that Dr. Cano's experience as a founder of and advisor to established vaccine businesses provides significant insights for the strategy of the Company with respect to key technical and operational issues in vaccine development and qualifies him to serve as a director.

Peter R. Paradiso, Ph.D.

Dr. Paradiso has been a member of our Board since September 2020. Dr. Paradiso has worked in vaccine development for over 30 years. Since 2012, he is currently the sole proprietor of Paradiso Biologics Consulting, LLC. and serves as a member of the Coalition for Epidemic Preparedness Innovations (CEPI) Scientific Advisory Group (SAG) and Co-chair of the CEPI-NIAID Steering Committee for Broadly Protective Coronavirus Vaccines. Dr. Paradiso retired in 2012 where he served as Vice President, New Business and Scientific Affairs for Pfizer Vaccines, a Division of Pfizer, Inc. In this position, Dr. Paradiso was responsible for global scientific affairs and strategic planning within the vaccine research and development group and for commercial oversight of products in development. Dr. Paradiso received a Doctor of Philosophy (PhD) degree in biochemistry from the University of Vermont College of Medicine and a BS in Chemistry from St. Lawrence University. Our Board believes that Dr. Paradiso's extensive experience in vaccine development can provide significant insights and qualifies him to serve on our Board.

Peggy V. Phillips

Ms. Phillips has been a member of our Board since August 2006. Ms. Phillips served on the board of directors of several biopharmaceutical companies: PhaseRx, Inc. from 2016 to 2018, Tekmira Pharmaceuticals from 2014 to 2015, Portola Pharmaceuticals from 2006 to 2013, as well as the Naval Academy Foundation from 2003 to 2011. From 1996 until 2002, she served on the board of directors of Immunex Corporation, a biotechnology company, and, from 1999, she served as its Chief Operating Officer until the company was acquired by Amgen in 2002. During her career at Immunex, she held positions of increasing responsibility in research,development, manufacturing, sales and marketing. As Senior Vice President for Pharmaceutical Development and General Manager for Enbrel® from 1994 until 1998, she was responsible for clinical development and regulatory affairs as well as the launch, sales and marketing of the product. Prior to joining Immunex, Ms. Phillips worked at Miles Laboratories. Ms. Phillips holds a B.S. and a M.S. in microbiology from the University of Idaho. Our Board believes that Ms. Phillips provides significant experience in development and commercialization of biotechnology products. Our Board believes that Ms. Phillips's background and experience with large, complex organizations provides significant operational and strategic insights in assessing the strategy of the Company and qualifies her to serve on our Board.

PROPOSAL 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Exchange Act of 1934, Dynavax stockholders are being asked to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement, which is commonly referred to as a "say-on-pay vote." This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers, which results from our compensation philosophy, policies and practices as discussed in this proxy statement. The compensation of our named executive officers subject to the say-on-pay vote is described in the Compensation Discussion and Analysis, the accompanying tables, and the related narrative disclosure contained in this proxy statement.

Our Compensation Committee is responsible for designing and administering our executive compensation programs. Our Compensation Committee firmly believes that Dynavax's executive compensation programs should reward our named executive officers for performance, and that when key performance objectives are not achieved, the compensation of our named executive officers should reflect as much. We believe that the compensation of our named executive officers, as disclosed in this proxy, reflects this philosophy. In addition, our Compensation Committee believes that the compensation programs for our named executive officers have been instrumental in helping Dynavax be able to attract, retain and motivate our executive team, thereby enabling our company to be in a position to move forward with our business strategy.

Our Board is now asking our stockholders to indicate their support for the compensation of our named executive officers as described in this proxy statement by casting a non-binding advisory vote "For" the following resolution:

"RESOLVED, that the compensation paid to Dynavax's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

Although this vote is advisory and the outcome is not binding on our Board, the views expressed by our stockholders, whether through this vote or otherwise, are important to us. As a result, the Board and the Compensation Committee will carefully review the results of this vote, and they will consider these results in making future decisions about our executive compensation programs and arrangements.

We expect that the next advisory vote on the compensation of our named executive officers will be held at the 2024 Annual Meeting of Stockholders.

Vote Required

Approval of this advisory proposal requires the affirmative vote of the holders of a majority of shares present (either in person or by proxy) and entitled to vote on the matter at the Annual Meeting. Abstentions have the same effect as negative votes. Broker non-votes are counted towards a quorum but are not counted for any purpose in determining whether this Proposal 2 has been approved.


**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2.**


PROPOSAL 3

RATIFICATION OF SELECTION OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Ernst & Young LLP ("Ernst & Young"), as our independent registered public accounting firm for the fiscal year ending December 31, 2023. Ernst & Young has audited our financial statements since 2002. Representatives of Ernst & Young are expected to be present at the Annual Meeting. Ernst & Young will have an opportunity to make a statement if it so desires and will be available to respond to appropriate questions.

If the stockholders fail to ratify the selection of Ernst & Young, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

Vote Required

The affirmative vote of the holders of a majority of the shares present (either in person or by proxy) and entitled to vote on the matter at the Annual Meeting will be required to ratify the selection of Ernst & Young. Abstentions have the same effect as negative votes. Broker non-votes are counted towards a quorum but are not counted for any purpose in determining whether this matter has been approved; however, we believe that Proposal 3 will be considered a "routine" matter, and therefore no broker non-votes are expected in connection with this Proposal 3.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 3.

AUDIT FEES

In connection with the audit of our 2023 financial statements, we entered into an engagement agreement with Ernst & Young which sets forth the terms by which Ernst & Young will perform audit services for us.

The following table represents aggregate fees billed to the Company for the fiscal years ended December 31, 2022 and 2021 by Ernst & Young, our principal auditors. The Audit Committee pre-approved all service fees described below.

	Fiscal Year Ended	
	2022	2021
Audit Fees[1]	$1,550,060	$1,598,508
Audit Related Fees	—	—
Tax Fees[2]	104,793	71,685
All Other Fees[3]	3,900	1,340
Total Fees	$1,658,753	$1,671,533

(1)   Audit fees include fees for the audit of our consolidated financial statements and interim reviews of our quarterly financial statements, including compliance with the provisions of Section 404 of the Sarbanes-Oxley Act as well as fees related to registration statements, consents and other services related to SEC matters.

(2)   Tax fees include Section 382 study and other tax advisory services.

(3)   All other fees represent subscription fees for an online accounting research tool and related database.

PRE-APPROVAL POLICIES AND PROCEDURES

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Ernst & Young. Under the policy, the Audit Committee pre-approves specified services in the defined categories of audit services, audit-related services, tax services and all other services up to specified amounts. Pre-approval may be given as part of the Audit Committee's approval of the scope of the engagement of the independent registered public accounting firm or on an interim basis by the Audit Committee Chair, as needed and on a case-by-case basis before the independent registered public accounting firm is engaged to provide each service.

The Audit Committee has determined that services rendered by Ernst & Young are compatible with maintaining the principal auditors' independence.

PROPOSAL 4

ADVISORY VOTE ON THE FREQUENCY OF SOLICITATION OF
ADVISORY STOCKHOLDER APPROVAL OF EXECUTIVE COMPENSATION

Section 14A of the Exchange Act enables the Company's stockholders, at least once every six years, to indicate their preference regarding how frequently the Company should solicit a non-binding advisory vote on the compensation of the Company's named executive officers as disclosed in the Company's proxy statement, which is commonly referred to as a ''say-on-frequency vote.'' Accordingly, the Company is asking stockholders to indicate whether they would prefer an advisory vote every year, every other year or every three years. Alternatively, stockholders may abstain from casting a vote. For the reasons described below, the Board recommends that the stockholders select a frequency of one year.

At our 2011 Annual Meeting, our stockholders voted in favor of holding a say-on-pay vote once every three years. Subsequently, in February 2016, as part of a number of corporate governance improvements made in response to feedback from our stockholders and the proxy advisory firms, our Board adopted a policy changing the frequency of our say-on-pay vote from once every three years to every year. After considering the benefits and consequences of each alternative, the Board recommends that the advisory vote on the compensation of the Company's named executive officers be submitted to the stockholders every year. The Board believes that an annual advisory vote on the compensation of the Company's named executive officers is the best approach for the Company. In formulating its recommendation, the Board considered that an annual advisory vote on executive compensation will allow stockholders to provide direct input on the Company's compensation philosophy, policies and practices every year. Additionally, an annual advisory vote on executive compensation is consistent with the Company's policy of seeking input from, and engaging in discussions with, its stockholders on executive compensation and corporate governance matters.

While the Board believes that its recommendation is appropriate at this time, the stockholders are not voting to approve or disapprove that recommendation, but are instead asked to indicate their preferences, on an advisory basis, as to whether the non-binding advisory vote on the approval of the Company's named executive officer compensation practices should be held every year, every other year or every three years. Accordingly, the Board is asking stockholders to indicate their preferred voting frequency by voting for one, two or three years or abstaining from voting on this resolution:

''RESOLVED, that the frequency of every [one year][two years][three years] is hereby APPROVED as the frequency preferred by stockholders for the solicitation of advisory stockholder approval of the compensation paid to the Company's named executive officers.''

Vote Required

Approval of any of the options of this advisory proposal requires the affirmative vote of the holders of a majority of shares present (either in person or by proxy) and entitled to vote on the matter at the Annual Meeting. Abstentions will be counted towards the vote total but will not be counted as a vote in favor of any of the frequency options, and thus will have the effect of reducing the likelihood that any frequency receives a majority vote. Broker non-votes are counted towards a quorum but are not counted for any purpose in determining whether this Proposal 4 has been approved. The Board and the Compensation Committee value the opinions of the stockholders in this matter and, to the extent there is any significant vote in favor of one frequency over the other options, even if less than a majority, the Board will consider the stockholders' concerns and evaluate any appropriate next steps. However, because this vote is advisory and, therefore, not binding on the Board or the Company, the Board may decide that it is in the best interests of the stockholders that the Company hold an advisory vote on executive compensation more or less frequently than the option preferred by the stockholders. The vote will not be construed to create or imply any change or addition to the fiduciary duties of the Company or the Board.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF "ONE YEAR" ON PROPOSAL 4.

EXECUTIVE OFFICERS

The following table sets forth certain information with respect to our executive officers as of April 3, 2023:

Name	Age	Position
Ryan Spencer[1]	45	Chief Executive Officer and Director
David F. Novack	61	President and Chief Operating Officer
Kelly MacDonald	39	Senior Vice President, Chief Financial Officer
Robert Janssen, M.D.	69	Chief Medical Officer and Senior Vice President, Clinical Development, Medical and Regulatory Affairs

(1) Please see "Proposal 1 – Election of Directors" in this proxy statement for more information about Mr. Spencer.

David F. Novack – President and Chief Operating Officer

Mr. Novack joined Dynavax in March 2013 as Senior Vice President, Operations and Quality, served as an interim co-President between May and December 2019, and has served as our President and Chief Operating Officer since December 2019. Mr. Novack was formerly with Novartis Vaccines & Diagnostics where he served since 2009 as the Global Head of Technical Operations for Diagnostics and previously from 2007 to 2009 as the Global Head of Vaccine Manufacturing Strategy. Prior to Novartis, Mr. Novack was the Vice President, Business Development for Vaxin, Inc., a vaccine company, from 2004 to 2006. From 1993 until 2004, Mr. Novack worked at MedImmune, formerly Aviron, serving in several capacities including business development, manufacturing, contract operations, and supply chain. Previously, from 1989 to 1993, Mr. Novack was with American Cyanamid Company in various roles. Mr. Novack received a B.S. in Biology from State University of New York and an M.B.A. from Columbia University.

Kelly MacDonald – Senior Vice President, Chief Financial Officer

Ms. MacDonald joined Dynavax in March 2021 as Senior Vice President, Chief Financial Officer, and Principal Financial Officer. Prior to Dynavax, Ms. MacDonald worked at Ironwood Pharmaceuticals, Inc. where she spent nearly eight years and held roles of increasing responsibility. In her final role at Ironwood, Ms. MacDonald served as Chief Accounting Officer and Vice President, Finance where she led the Company's corporate accounting and finance processes, enterprise risk management, treasury and capital allocation strategy. While at Ironwood, she also had various other finance and accounting managerial roles where she provided financial advice on the company's strategic planning, accounting policies, R&D portfolio management, global business development, product launches and commercial execution. Prior to that, Ms. MacDonald spent nearly seven years at PriceWaterhouseCoopers, LLP, ultimately serving as a Manager in the Health Industries Assurance Practice, primarily serving clients in life sciences and technology sectors. Ms. Macdonald is a CPA and holds a Master of Business Administration from the Isenberg School of Management at the University of Massachusetts and a Bachelor of Science in Accounting from Fairfield University.

Robert Janssen, M.D. – Chief Medical Officer and Senior Vice President, Clinical Development, Medical and Regulatory Affairs

Dr. Janssen was appointed Chief Medical Officer and Senior Vice President, Clinical Development, Medical and Regulatory Affairs in January 2018. Dr. Janssen was appointed Chief Medical Officer and Vice President, Clinical Development and Regulatory Affairs in July 2013. He served as Dynavax's Vice President, Medical Affairs since November 2012 and was previously Senior Director, Clinical Development at Dynavax from 2010 through 2012, during which time he was extensively involved with Phase 3 clinical development of HEPLISAV-B and its U.S. and European licensing applications. Prior to joining Dynavax, Dr. Janssen was Vice President, Medical Affairs at Gilead from 2008 to 2010 where he was responsible for oversight of physician and health care provider education focused on HIV and hepatitis B therapies. Until 2008, Dr. Janssen spent 23 years at the U.S. Centers for Disease Control and Prevention ("CDC"), most recently as the Director of the Division of HIV/AIDS Prevention from 2000 to 2008. Under his leadership, the CDC first explored HIV treatment as a mode of HIV prevention and launched several of the earliest Phase 3 trials of pre-exposure prophylaxis for HIV. Dr. Janssen received a Bachelor of Arts degree with Honors in Humanities from Stanford University and his M.D. degree from the University of Southern California. He is a neurologist with training in virology received at the University of Pennsylvania. Dr. Janssen has been the beneficiary of numerous honors and awards during his career. He has published over 150 scientific articles in a variety of journals and has served as a reviewer for leading scientific journals.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis discusses our executive compensation philosophy and practices and provides an overview of the Compensation Committee's 2022 decisions for the following named executive officers ("NEOs"):

- Ryan Spencer, Chief Executive Officer and Director;

- David F. Novack, President and Chief Operating Officer;

- Kelly MacDonald, Senior Vice President, Chief Financial Officer; and

- Robert Janssen, M.D., Chief Medical Officer and Senior Vice President, Clinical Development, Medical and Regulatory Affairs.

Overview

Our Business

We are a commercial stage biopharmaceutical company dedicated to developing and commercializing innovative vaccines in areas of significant unmet need, leveraging our demonstrated expertise and capabilities in vaccines and our proven, proprietary vaccine adjuvant technology. We are currently focused on our efforts to drive long-term stockholder value by maximizing utilization of our HEPLISAV-B® hepatitis B vaccine, advancing our CpG 1018® adjuvant supply strategy, most notably through COVID-19 collaborations, and expanding our own portfolio of innovative vaccine candidates leveraging our proven adjuvant technology.

Our first marketed product, HEPLISAV-B [Hepatitis B Vaccine (Recombinant), Adjuvanted], is approved in the United States and European Union for prevention of infection caused by all known subtypes of hepatitis B virus ("HBV") in adults age 18 years and older. We also manufacture and sell CpG 1018 adjuvant, the adjuvant used in HEPLISAV-B, and have established a portfolio of global commercial supply agreements in the development of COVID-19 vaccines across a variety of vaccine platforms. Additionally, we are advancing a multi-program clinical pipeline leveraging CpG 1018 adjuvant to develop improved vaccines in indications with unmet medical needs including Phase 1 clinical trials in Tdap and shingles, and a Phase 2 clinical trial in plague in collaboration with, and fully funded by, the U.S. Department of Defense ("DoD").

Overview of 2022 Performance

We believe that 2022 was another highly transformative year for Dynavax. In January 2022, we announced three key pillars to our strategy to guide the business for the year:

- Maximize growth of HEPLISAV-B [Hepatitis B Vaccine (Recombinant), Adjuvanted];

- Expand CpG 1018 adjuvant supply business for COVID-19 vaccines; and

- Drive innovation through clinical pipeline expansion and discovery.

We successfully executed on these key objectives over the course of the year, as described in greater detail below, to produce all-time high revenue for our HEPLISAV-B vaccine and for our CpG 1018 adjuvant, and we made good progress successfully moving forward several clinical programs. Throughout this process, we recognized all-time high total revenue for the Company, and we ended the year with substantial cash reserves. We also posted our second full year of GAAP net profit, and we believe we positioned ourselves well for a strong 2023 and beyond.

Key 2022 Highlights and Performance Against Core Priorities

During 2022 and early 2023, we achieved the following against the three key pillars described above:

Maximize Growth of HEPLISAV-B [Hepatitis B Vaccine (Recombinant), Adjuvanted]

- In April 2022, the CDC's Advisory Committee on Immunization Practices (ACIP) recommendation for hepatitis B vaccination in adults was published, advising that all adults aged 19-59 should be vaccinated against hepatitis B. We believe this will help enable a significantly expanded total market opportunity of up to $800 million in the U.S. by 2027, with HEPLISAV-B well positioned to secure a majority market share over time.

- These efforts resulted in market share in the accounts targeted by our field sales team increasing to approximately 47.6%, with total market share increasing to approximately 34.8% in the fourth quarter of 2022, up from approximately 33.0% and 24.8%, respectively, in the fourth quarter of 2021.

- The increase in HEPLISAV-B demand and market share gains drove HEPLISAV-B revenue of $125.9 million, representing another all-time high for us, and a 104% increase compared to the year ended December 31, 2021.

Expand CpG 1018 Adjuvant Supply Business for COVID-19 Vaccines

- We recognized approximately $587.7 million in product revenue related to sales of CpG 1018 adjuvant to our global portfolio of partners developing COVID-19 vaccines during the year ended December 31, 2022, representing a 57% increase compared to 2021.

- By the end of 2022, all five of our adjuvant collaborators' COVID-19 vaccine candidates have received Emergency Use Authorization and/or approval in their respective territories and countries around the world, and we had fulfilled all of our delivery obligations under our supply agreements with these five collaboration partners.

Drive Innovation Through Clinical Pipeline Expansion and Discovery

- *Tetanus, Diphtheria and Pertussis (Tdap) Vaccine Program:*

  o In October 2022, we presented adult and adolescent safety data from a Phase 1 clinical trial demonstrating the Tdap vaccine candidate was well tolerated without observed safety concerns. Immunogenicity in adults was consistent with our expectations and supports our plan to continue advancement of this clinical program.

- *Shingles Vaccine Program:*

  o We reported top line results from the Phase 1 clinical trial designed to evaluate an investigational shingles vaccine, utilizing different regimens of CpG 1018 adjuvant in January 2023. Based on this data, we intend to advance our shingles vaccine candidate with CpG 1018 adjuvant into a Phase 1/2 study in early 2024 to evaluate various dose levels of gE protein.

- *Plague Vaccine Candidate Funded by the DoD:*

  o We successfully completed Part 1 of the Phase 2 clinical trial evaluating the immunogenicity, safety, and tolerability in adults of a plague (rF1V) vaccine candidate adjuvanted with CpG 1018 in January 2023 and the DOD has approved continuing to Part 2 using a bedside mix of CpG 1018 with the alum adjuvanted rF1V plague vaccine.

Corporate and Financial Highlights

- Total revenue for the year ended December 31, 2022 increased to $722.7 million, representing a 64% increase over the prior year.

- We delivered net income of $293.2 million during the same period, representing our second consecutive full year of profitability.

- We ended the year with $624.4 million in cash and cash equivalents, and marketable securities, up from $546.0 million the year prior.

- We continued to strengthen our management and clinical teams, and engaged in comprehensive succession planning exercises, which we believe will provide a strong foundation for future clinical programs and operations and help take out risk associated with changes in management or operational teams.

Compensation Governance Highlights

What we do	**What we do not do**
☑ Design executive compensation program to align pay with performance	☒ No excessive change in control or severance payments and no single trigger change in control cash payments
☑ Prohibit hedging and pledging by executive officers and directors	☒ No repricing of underwater stock options without stockholder approval
☑ Grant equity awards with performance-based vesting	☒ No tax gross-ups
☑ Conduct an annual say-on-pay vote	☒ No excessive perquisites
☑ Seek input from, listen to and respond to stockholders	☒ No guaranteed bonuses

Consideration of Our Prior Say-on-Pay Votes and Related Stockholder Engagement

In 2016, our Board adopted, and our stockholders approved, a policy that we would hold a say-on-pay vote on a yearly basis. Since adjusting to an annual say-on-pay practice, we have experienced continued favorable voting results with our say-on-pay practices. In the past three years, our stockholders have voted in favor of our pay practices, with approximately 92%, 95% and 93% support for fiscal years 2020, 2021, and 2022, respectively.

We routinely seek and obtain feedback from our stockholders throughout the course of the year. In addition, we seek feedback from the governance teams of our largest institutional stockholders each year pertaining to executive compensation as well as other topics of interest to them. We also consider feedback from Institutional Shareholder Services and Glass Lewis (together, the "Proxy Advisory Firms"), as well as the voting results of the prior year's say-on-pay proposal. In early 2023, we reached out to engage with the governance teams of our 19 largest investors, representing approximately 61.3% of our shares outstanding, and we received unsolicited inbound requests for conversations from other stockholders as well. We spoke with 100% of the stockholders that wanted to provide us with feedback at that time about our executive compensation practices or other governance practices. During these discussions, which included an opportunity for detailed questions, none of our stockholders expressed any significant concerns about our executive compensation practices, although the Proxy Advisory Firms and certain stockholders suggested we increase the percentage of executives' equity awards with performance-based vesting. Accordingly, the Compensation Committee increased the performance-based portion of the NEOs' equity awards to represent 30% of each individual's aggregate equity compensation for 2023 equity awards and determined not to make any other changes to our executive compensation policies or processes as a result of our say-on-pay vote and stockholder feedback. We will monitor and continually evaluate our compensation program going forward in light of our stockholders' views and our transforming business needs.

Executive Compensation Philosophy and Objectives

We believe our NEOs' compensation should align our executives' interests with that of our stockholders over the long-term through achievement of strategic corporate objectives that are fundamental to our business and that are intended to create long-term stockholder value. Our executive compensation programs are designed to be competitive within our industry and within our peer group to enable us to attract, motivate, reward, and retain outstanding talent. Our compensation programs are based on the following key principles:

- Link a direct and meaningful proportion of pay with performance and achievement of corporate and individual goals;

- Clearly align our executives' interests with those of our stockholders through equity compensation;

- Achieve a mix of cash and equity within overall compensation that is competitive in the industry in which we compete for executive talent; and

- Recognize individual contributions, teamwork and corporate performance.

Compensation-Setting Process

Role of the Compensation Committee and Management

The Compensation Committee oversees and administers our executive compensation programs. The Compensation Committee acts pursuant to a charter adopted by our Board, which can be found in the investors section of our website, www.dynavax.com under investors-corporate governance. Either the Compensation Committee or the independent members of our Board, upon recommendation from the Compensation Committee, approve certain compensation of our Chief Executive Officer. References in this Compensation Discussion and Analysis to our Board approving our Chief Executive Officer's compensation refer to the independent members of our Board.

The Compensation Committee approves our corporate goals and the individual goals, where applicable, for our NEOs after considering the Chief Executive Officer's recommendations on these matters. The Compensation Committee annually reviews the base salaries, short-term cash incentive opportunities and equity compensation of our NEOs and periodically reviews other elements of our compensation programs. Compensation decisions are based primarily on the following:

- *Peer and Industry Data* – The Compensation Committee uses peer and industry data provided by its consultant, Arnosti Consulting Inc. ("Arnosti"), as a reference in setting base salaries and target cash compensation, determining appropriate levels and mix of equity compensation and determining the type and portion of compensation tied to performance goals.

- *Annual Performance Reviews* – The Chair of the Compensation Committee conducts annual performance reviews of our Chief Executive Officer taking into consideration feedback obtained during the course of the year from the independent members of our Board and the Chief Executive Officer's direct reports. Our Chief Executive Officer conducts and presents the performance reviews of the other NEOs to the Compensation Committee after the end of each fiscal year. In reviewing and determining the compensation of each NEO, the Compensation Committee also considers individual factors, such as potential for future contributions to Company growth, industry experience and retention concerns.

- *Chief Executive Officer Recommendations* – The Compensation Committee seeks input from our Chief Executive Officer for setting the salary and target cash compensation levels for the other NEOs, and also for purposes of setting annual performance metrics under our annual incentive program.

Role of Compensation Consultant

Arnosti has been the Compensation Committee's independent compensation consultant since 2010, and the Compensation Committee meets regularly with Arnosti, both with and without management present, depending upon the topic being discussed.

During the first quarter of 2022, the Compensation Committee reviewed whether the work of Arnosti as a compensation consultant raised any conflict of interest, taking into consideration the following factors:

- The provision of other services to the Company;

- The amount of fees paid to Arnosti by the Company relative to Arnosti total revenue;

- Arnosti's policies and procedures that are designed to prevent conflicts of interest;

- Any business or personal relationship of Arnosti or the individual compensation advisors employed by Arnosti with a member of the Compensation Committee, or with an executive officer of the Company; and

- Any Company stock owned by Arnosti or the individual compensation advisors contracted by Arnosti.

Based on the Compensation Committee's review of this information, it determined the work of Arnosti and the individual compensation advisors contracted by Arnosti as compensation consultant to the Compensation Committee, did not create any conflict of interest. The Compensation Committee has the sole authority to direct, terminate or continue Arnosti's services, although the Company pays the cost for Arnosti's services.

In 2022, Arnosti provided advice to the Compensation Committee on several different aspects of its responsibilities related to our compensation programs and practices. Specifically, during 2022, Arnosti assisted the Compensation Committee as follows:

- Provided recommendations to the Compensation Committee on refining our peer group;
- Provided general information concerning executive compensation trends and developments;
- Reviewed and analyzed compensation levels of our NEOs in comparison to those of our peer companies;
- Provided the Board with a review of competitive data from the peer group on Board compensation; and
- Reviewed the Compensation Discussion and Analysis for inclusion in our proxy statement.

2022 Peer Group and Use of Market Data

Our Compensation Committee primarily uses relevant publicly disclosed market data for a general understanding of executive market compensation practices and our positioning within the market, including within our peer group. Our Compensation Committee believes that over-reliance on benchmarking could result in compensation that is unrelated to the value delivered by the NEOs because compensation benchmarking does not take the specific performance of the NEOs, or the performance of the Company in its unique circumstances, into account.

Our Compensation Committee does not have a specific target compensation level for the NEOs or otherwise use a formulaic approach to setting pay at a particular positioning within the market data; rather, the Compensation Committee reviews a range of market data reference points including relevant Radford Global Life Sciences survey data as well as data from the Company's peer group with respect to total target cash compensation (including both base salary and the annual target performance bonus) and equity compensation (valued based on disclosed grant date fair value and also considered as shares as a percentage of total common shares outstanding) to support its compensation decisions.

For 2022, our Compensation Committee approved a peer group of biotechnology companies at a similar stage of their life cycle with which we compete for executive talent that were of similar size to the Company in terms of market capitalization (targeting 0.3x to 3x our own market capitalization, with some exceptions for companies it felt were nonetheless good comparators), product portfolio, pipeline and number of employees. To align with our strategic plan at that time, which included commercialization of HEPLISAV-B in the U.S. and Europe, our peer group included companies that:

- Were commercial-stage companies having already filed for an investigational new drug;
- Were pure-play vaccine developers; and
- Had their own manufacturing operations, where possible.

The change in our peer group from 2021 to 2022 included removing six companies for various reasons including market caps that were out of range, current incomparability of business models or because they were acquired. The companies that were removed were Novavax, Inc., Momenta Pharmaceuticals, Inc., Portola Pharmaceuticals, Inc., Adamas Pharmaceuticals Inc., Puma Biotechnology, Inc. and Biocryst Pharmaceuticals, Inc. The following six companies were added to the peer group: Aurinia Pharmaceuticals Inc., Epizyme, Inc., Flexion Therapeutics Inc., Inovio Pharmaceuticals, Inc., Mannkind Corporation and Radius Health, Inc. As of August 2021, the point at which the Compensation Committee approved the 2022 peer group, the companies in the 2022 peer group had market capitalizations ranging between $386.1 million to $2.5 billion, and the median market capitalization of our peer group was $906.9 million. At the same point in time, our market capitalization was $1.467 billion. The following table lists our 2022 peer group:

- Aerie Pharmaceuticals, Inc.
- Aurinia Pharmaceuticals Inc.
- Akebia Therapeutics, Inc.
- AMAG Pharmaceuticals, Inc.
- Ardelyx, Inc.
- ChemoCentryx, Inc.
- Clovis Oncology, Inc.
- Corcept Therapeutics, Inc.
- Eagle Pharmaceuticals, Inc.
- Epizyme, Inc.
- Flexion Therapeutics Inc.
- Heron Therapeutics, Inc.
- Immunogen, Inc.
- Inovio Pharmaceuticals, Inc.
- Karyopharm Therapeutics, Inc.
- Macrogenics, Inc.
- Mannkind Corporation
- Momenta Pharmaceuticals, Inc.
- Radius Health, Inc.
- Retrophin, Inc.
- Rigel Pharmaceuticals, Inc.
- Theravance Biopharma, Inc.
- Zogenix, Inc.

Elements of Executive Compensation

Our executive team continues to manage a changing and increasingly complex business as we continue to successfully advance a differentiated vaccine pipeline and identify strategic opportunities to accelerate growth. We strive to recognize these efforts by compensating our NEOs for the demands and risks associated with our business through three primary elements that are designed to reward performance in a simple and straightforward manner – base salaries, annual performance-based cash incentives and long-term equity incentive awards.

During our annual stockholder outreach in recent years, including in 2022 and in early 2023, our key stockholders did not express any significant concerns over the elements of our executive compensation program, including our use of a mix of time-based stock options and performance-based and time-based RSUs, but encouraged us to increase the proportion of performance-vesting equity, which we increased to 30% of the target award value of annual equity awards granted to executives for 2023.

During 2022, we provided time-based RSUs and performance-based RSUs ("performance-based RSUs" or "PSUs") as part of our compensation mix and our PSUs once again included meaningful performance goals that must be met within a designated performance period in order for any vesting to occur.

The table below summarizes the purpose and key characteristics of each of our compensation elements.

Element	Purpose	Key Characteristics
Base Salary	Provides a fixed level of compensation for performing the essential elements of the job; gives executives a degree of certainty in light of having a majority of their total compensation at risk.	Fixed compensation that is reviewed annually and adjusted if and when appropriate; reflects each NEO's performance, experience, skills, level of responsibility and the breadth, scope and complexity of the position as well as the competitive marketplace for executive talent specific to our industry.
Annual Cash Incentive Program	Motivates executive officers to achieve corporate and, as applicable, individual business goals, which we believe increases stockholder value.	Annual cash incentive based on corporate performance, and, as applicable, individual performance compared to pre-established goals. For 2022, each of our Chief Executive Officer's and President and Chief Operating Officer's annual incentive was based on corporate goals only. Corporate goals focus on overarching objectives for the Company which we believe support building and maintaining long-term value, while individual objectives are aligned to corporate objectives and other strategic priorities of the Company. Corporate goals are aligned with our business strategy and weighted by relative importance so that overall corporate achievement can be objectively measured.
Long-Term Equity Incentive Awards (Stock Options)	Motivates executive officers to achieve our business objectives by tying incentives to the appreciation of our common stock over the long-term.	Stock options are granted with an exercise price equal to the fair market value on the date of grant vesting over three years; the ultimate value realized, if any, depends on the appreciation of our common stock price following the grant. If our stock price does not appreciate, there is no value realized. Each stock option granted has a seven-year term. In determining the aggregate size of

Element	Purpose	Key Characteristics
		equity grants in any given year, the Compensation Committee generally considers the same factors described above under "Base Salaries" as well as the criticality of the executive to the long-term achievement of corporate goals. In 2022, we targeted roughly two-thirds of our NEOs' annual equity grant value to be time-based options. From time to time, we may also use special grants of stock options to encourage retention or for other purposes as determined by the Board. No such special stock options were granted to NEOs in 2022.
Long-Term Equity Incentive Awards (Time-Based Restricted Stock Units, or RSUs, and Performance-Based RSUs)	Motivates executive officers to achieve our corporate objectives by tying compensation to the performance of our common stock over the long-term; provides motivation for our executive officers to remain with the Company by mitigating near-term swings in incentive values during periods when market volatility weighs on our stock price.	Restricted stock unit ("RSU") awards may vest based on continued service over a specified period of time and/or achievement of performance goals; the ultimate value realized varies with our common stock price. During 2022, we granted time-based and performance-based RSUs to NEOs. In 2022, we targeted roughly one-third of our NEOs' annual equity grant value to be RSU awards, half of which were time-based RSU awards and half of which were to be performance-based RSU awards. Time-based RSUs generally vest in three annual installments on each anniversary of the grant date and performance-based RSUs generally vest upon the Compensation Committee's certification of achievement of pre-established performance goals over performance periods as discussed below. For grants made in early 2023, the Compensation Committee further increased the performance-based portion of the NEOs' equity awards to represent 30% of each individual's aggregate equity compensation for the year. From time to time, we may also use special RSU awards to encourage retention or for other purposes as determined by the Board. No such special RSUs were granted to NEOs in 2022.
Other Compensation	Our executive officers generally participate in the same benefits offered to all other employees, which promote employee health and welfare and assist	Indirect compensation element consisting of programs such as medical, vision, dental, life and accidental death, long-term care and disability insurance as well as a 401(k) plan

Element	Purpose	Key Characteristics
	in attracting and retaining our executive officers.	with a Company matching contribution, and other plans and programs made available to all regular full-time employees. In addition, we provide our executive officers with supplemental long-term disability insurance benefits which we believe are reasonable in amount and customary in our industry.
Severance and Change in Control Benefits	Serves our retention objectives by helping our named executive officers maintain continued focus and dedication to their responsibilities to maximize stockholder value, including in the event of a transaction that could result in a change in control of our Company.	Provides protection in the event of a termination of employment under specified circumstances, including following a change in control of our Company as described below under "Potential Payments Upon Change in Control or Involuntary Termination."

2022 Executive Compensation Decisions

Total Target Cash Compensation – Base Salaries and Target Bonus Percentages

When determining 2022 base salary and target bonus percentage adjustments, the Compensation Committee considered each individual's performance and criticality to the business, each individual's industry experience and tenure, internal pay equity, and retention concerns. The Compensation Committee also reviewed a range of market data reference points with respect to total target cash compensation (including both base salary and the annual target performance bonus).

In the early part of 2022, the Compensation Committee (and the Board with respect to Mr. Spencer) evaluated the 2021 compensation of each of our then-serving NEOs and approved base salary increases as shown in the table below. Unless otherwise noted below, the target bonuses and 2022 base salaries were effective as of January 1, 2022.

The Compensation Committee, and the Board, with respect to Mr. Spencer, determined the base salary, target bonus and resulting 2022 total target cash compensation for each NEO in its discretion. In determining NEO total compensation and the components thereof, the Compensation Committee, and in the case of Mr. Spencer, the Board, considers disclosed peer group and survey data; each NEO's industry experience, expertise, and tenure with the Company; internal pay equity; and the Company's annual salary budget. The increases in total target cash that the Compensation Committee (and the Board with respect to Mr. Spencer) approved varied in amounts for each NEO, based on individual considerations for each NEO applying the factors listed above and the resulting amounts that the Compensation Committee (and the Board with respect to Mr. Spencer) felt was appropriate in order to provide adequate retentive and incentive value to each NEO. For Mr. Spencer, the Compensation Committee and the Board approved the 15.8% increase in total target cash compensation primarily due to its desire to make his compensation more competitive with that of other Chief Executive Officers at peer companies. For Ms. MacDonald, the Compensation Committee approved the 13.3% increase in total target cash compensation primarily due to its desire to make her compensation more competitive with that of other Chief Financial Officers at peer companies. The Compensation Committee approved increases for each of Mr. Novack and Dr. Janssen that were intended to provide merit increases to keep their salaries competitive with their peers. The increases for each of Mr. Novack and Dr. Janssen are representative of the longer tenures of Mr. Novack and Dr. Janssen as senior executives and the Compensation Committee's determination that their total compensation was previously market competitive.

Name	2022 Base Salary	% Increase from Prior Year Salary	2022 Target Bonus	% Increase from Prior Year Total Cash Target
Ryan Spencer	$695,000	15.8%	70%	15.8%
David F. Novack	$545,738	5.0%	60%	5.0%
Kelly MacDonald	$425,000	13.3%	50%	13.3%
Robert Janssen, M.D.	$500,176	4.0%	50%	4.0%

2022 Annual Cash Incentive Program – Structure, Goals and Payout Decision

Structure. Neither Mr. Spencer nor Mr. Novack had individual goals separate from the Company's corporate objectives for 2022. We believe that this aligned their incentive compensation fully with the completion of corporate goals that measure business performance and are intended to drive long-term stockholder value. For our other NEOs, their annual cash incentive payout is typically based on the achievement of pre-established corporate and individual goals. Our Chief Executive Officer typically recommends individual goals for each of the other NEOs, which are aligned with our business strategy and linked with corporate goals, and our Compensation Committee approves these goals. The individual goals for the NEOs are in addition to the general responsibilities each officer has for managing his or her respective functional or operational area. In early 2022, the Compensation Committee established corporate and, for NEOs other than Messrs. Spencer and Novack, individual goals to align NEO annual cash incentive compensation with respective performance toward these goals. For 2022, Ms. MacDonald's and Dr. Janssen's respective annual cash incentive opportunity was based on a weighting of 80% corporate and 20% individual goals.

Our corporate goals included base goals and stretch goals. Base goals in the aggregate were set to be appropriately difficult to require substantial effort during the year to help create long-term value and to advance our business in the best interests of stockholders. The base goals were designed to represent, if fully achieved, what would be in our view a very successful year for the Company. We also provided stretch goals as an additional incentive for over-achievement. The stretch goals, if achieved, were intended to provide additive amounts to increase the total bonus opportunity to beyond the base target of 100% achievement to appropriately reward value creation beyond our base goals. The base goals and the stretch goals were all set at the same time, in early 2022. The maximum possible payout is subject to a cap of 175% of each individual's target bonus, pursuant to the terms of our bonus plan. Importantly, we did not make any adjustments to our goals during 2022, due to complications arising from the COVID-19 pandemic, or otherwise. All goals, stretch goals included, were set at the same time and were tied to specific performance metrics. No purely discretionary bonuses or accelerators were provided as part of the 2022 bonus program at its outset.

Because we are a fully integrated biopharmaceutical company with a marketed product and ongoing vaccine development program, our corporate goals were directly aligned with specific strategic objectives with an eye toward matters that management could influence or control. We believe that our focus on these goals, and our respective performance in pursuing them, properly aligned management's interests with those of our stockholders and helped to increase potential stockholder value.

In February 2023, the Compensation Committee evaluated the accomplishments and performance of the Company against these pre-established corporate goals. With respect to each of the categories of corporate goals below, the Compensation Committee took into consideration each of the goals identified and the level of completion in making an overall determination of goal achievement for each category.

2022 Corporate Goals and Achievements. For 2022, our corporate strategy focused on three key pillars: (i) maximizing growth of HEPLISAV-B in the U.S., (ii) expanding our CpG 1018 adjuvant supply strategy for COVID-19 vaccines and (iii) driving innovation through clinical pipeline expansion and discovery. Accordingly, our corporate goals were designed to further build on these pillars and to help strengthen our overall financial position, our organizational capabilities and our culture. After its consideration of the Company's performance, as more specifically described in the following chart, the Compensation Committee rated our overall 2022 corporate goal achievement at 112%.

Corporate Goal	Weight*	Corporate Achievement	Corporate Achievement Percentage	Overall Weighted Achievement
Drive HEPLISAV-B Growth • Achieve U.S. Sales target of $100 million (15%). • Achieve fourth quarter total market share greater than 30.5% (15%).	30%	The Compensation Committee determined that we achieved the goals in this category at an overall percentage of 130%. In determining this percentage, the Compensation Committee considered several factors, including: • HEPLISAV-B net sales of	130%	39%

Corporate Goal	Weight*	Corporate Achievement	Corporate Achievement Percentage	Overall Weighted Achievement
		$125.9 million (a 104% increase over prior year) despite overall lagging vaccine utilization compared to pre-pandemic levels for much of the year. (*assessed 130%*) • Approximately 34.8% total market share achieved, representing considerable growth versus 24.8% in 2021, despite lingering COVID headwinds. (*assessed 130%*)		
Enable our COVID-19 Collaboration Partnerships • Deliver CpG 1018 adjuvant to meet amounts ordered and indicated under then-current contracts (15%). • Deliver CpG 1018 revenue goals of $600 million (10%) o Stretch: Deliver CpG 1018 revenue of greater than $900 million (+15%)	25%	The Compensation Committee determined that we achieved the goal in this category at an overall percentage of 99%. In determining this percentage, the Compensation Committee considered several factors, including: • Delivered 100% of CpG 1018 adjuvant ordered and deliverable across our five collaboration partners in fulfillment of existing contracts. (*assessed 100%*) • Recognized $587.7 million of CpG 1018 adjuvant revenue for the year which was at the high end of our guidance range (*assessed 98%*)	99%	25%

Advance our Existing Pipeline
• Tdap Program
  o Readout phase 1 adults and adolescents
  o Start human challenge
  o Readout baboon challenge
• Shingles/Zoster Program
  o Readout phase 1 data
  o Dynavax gE GLP toxicology material available
• Plague
  o Start phase 2 study
	10%	The Compensation Committee determined that we achieved the goal in this category at an overall percentage of 100%. In determining this percentage, the Compensation Committee considered several factors, including:
		• Multiple new trials comprising the goal were initiated and/or completed and target readouts were completed
		• Additional advancements made in preclinical programs
		• (*assessed 100% overall*)
			100%	10%

Expand Product Portfolio to Support Continued Growth • Add one new CpG 1018	15%	The Compensation Committee determined that we achieved the goal in this category at an overall	110%	17%

Corporate Goal	Weight*	Corporate Achievement	Corporate Achievement Percentage	Overall Weighted Achievement
adjuvanted development program (7.5%) • Complete comprehensive assessment and defined strategy for inorganic growth by the third quarter of 2022 (7.5%) ◦ Stretch: Execute a board-approved late-stage (phase 2 or later) product license or strategic acquisition (+15%)		percentage of 110%. In determining this percentage, the Compensation Committee considered several factors, including: • Added CpG preclinical program (*assessed 100%*) • Comprehensive inorganic growth evaluation strategy developed (*assessed 120%*)		
Strengthen our Financial Position • Manage operating expenses to budgeted amount for planned activities including year end cash on hand (10%)	10%	The Compensation Committee determined that we achieved the goal in this category at an overall percentage of 100%. In determining this percentage, the Compensation Committee considered several factors, including: • Operations were managed within budgeted amounts for the year • Increased strength of financial position with year-end cash, cash equivalents and marketable securities of $624.4 million • (*assessed 100% overall*)	100%	10%
Continue to strengthen our organization capabilities and our culture • Support our Diversity, Equity and Inclusion (DEI) commitments by completion of unconscious bias training • Continue to evolve our systems and infrastructure to meet the changing needs of a flexible work environment • Continue compliance excellence across GxP, SOX, promotion and internal training	10%	The Compensation Committee determined that we achieved the goal in this category at an overall percentage of 115%. In determining this percentage, the Compensation Committee considered several factors, including: • Unconscious bias training rolled out and delivered company-wide • Provided quarterly updates to Board and Audit Committee on SOX compliance and general compliance across the business on a quarterly basis; strengthened enterprise risk management processes and programs. • (*assessed 115% overall*)	115%	11%
Total	**100%**			**112%**

* percentages in this column represent target base goals, and do not include amounts attributable to stretch goals.

2022 Individual Goals. As described above, Messrs. Spencer and Novack did not have individual goals, and their respective incentive compensation was based solely on achievement of our corporate goals.

At the beginning of each year, our Chief Executive Officer typically recommends individual goals for each of the remaining NEOs, which are aligned with our business strategy and linked to corporate goals, and our Compensation Committee approves these goals. The individual goals for our NEOs include critical responsibilities that each NEO has that go beyond the corporate goals and are significant to our success. Established in February 2022, the 2022 individual goals for the NEOs named below focused on objectives linked to their functional expertise and responsibility as well as our then-current business strategy. These specific goals were in addition to the general responsibilities each NEO had for managing his or her respective functional operational area, including through the period of significant change as we continued to adapt to the pandemic, engaging a nearly fully remote workforce and scaling our business to help support COVID-19 pandemic-level adjuvant supply.

While individual goals and performance results relate to advancing our corporate goals and business strategy, the Compensation Committee structures individual goals to be targeted to each applicable NEO's expertise and responsibility and evaluates achievement based on each applicable NEO's individual efforts and performance results. Thus, as is the case with respect to the 2022 goals, there will be circumstances where the individual goal achievement may exceed corporate goal achievement, and there will be instances where the corporate goal achievement may surpass the individual goal grading. In February 2023, based on the recommendation of Mr. Spencer, as well as the observations by Compensation Committee members of these officers and its own assessment of each NEO's effectiveness, the Compensation Committee determined the level of achievement of each NEO's 2022 individual goals as follows:

Name	Individual Goals	Individual Achievement	Individual Achievement Percentage
Kelly MacDonald	• Deliver target financial metrics set forth in Board-approved Operating Plan including year-end cash targets, improved internal reporting efficiencies, report outs and strategic planning (20%) • Increase impact of investor relations to match transformation of underlying business, including expanded analyst coverage, execution of communication plan and staff development (20%) • Execute key financial objectives, goals and processes with integrity and compliance excellence, including SEC filings, streamlining closing process, improving SOX function and improving enterprise risk management function, tax strategy and treasury function (20%) • Serve as enterprise leader and own the financial considerations within corporate strategy, as well as new product assessments and long-range planning (20%) • Increase organizational and bench strength within finance, develop succession plans and professional development plans for staff and support DEI initiatives (20%)	Met all goals, and exceeded goals for the year as follows: • Substantial improvements in internal processes and financial metrics • Improved analyst coverage	118%
Robert Janssen, M.D.	• Drive HEPLISAV-B revenue growth by, among other things, engaging with ACIP, key opinion leaders and establishing communications processes (30%)	Met all goals, and exceeded goals for the year as follows: • Obtained PIP waiver from European regulators, saving	107%

Name	Individual Goals	Individual Achievement	Individual Achievement Percentage

	• Enable COVID-19 Partnerships through review of safety reports and review/analysis of clinical data and regulatory information (5%)
	• Expand our product portfolio to support continued growth through conduct of clinical and regulatory assessments (10%)
	• Advance our existing pipeline (45%)
	  • TdaP
	    ○ Complete pre-work and enrollment of adult and adolescent arms, critically analyzing and interpreting immune response data and initiating challenge study
	  • Shingles/Zoster
	    ○ Complete pre-work and initiate phase 1/2 study
	  • Plague
	    ○ Complete pre-work and initiate Phase 2 study
	• Continue to strengthen our organizational capabilities and culture (10%)
		millions in costs
		• Built organizational strength through numerous high-quality hires including VP of Clinical Development and VP of Regulatory Affairs	

After making these determinations regarding levels of corporate and individual performance achieved against the pre-established performance goals, the Compensation Committee (and the Board with respect to Mr. Spencer) reviewed and approved the annual cash incentive payouts noted below. As noted above, for the NEOs other than Messrs. Spencer and Novack, the cash incentive payouts were based 80% on achievement of corporate goals and 20% on individual performance.

| | 2022 Target Annual Cash Incentive | | 2022 Actual Annual Cash Incentive Paid | | | | |
| | | | Achievement of Corporate Goals | | Achievement of Individual Goals | | |
Name	% of Base Salary	$[1]	% of Target Annual Cash Incentive	$[1]	% of Target Annual Cash Incentive	$[1]	Total[1]
Ryan Spencer[2]	70%	$486,500	112%	$544,880	NA	NA	$544,880
David F. Novack[2]	60%	$327,443	112%	$366,736	NA	NA	$366,736
Kelly MacDonald	50%	$212,500	112%	$190,400	118%	$50,150	$240,550
Robert Janssen, M.D.	50%	$250,088	112%	$224,079	107%	$53,519	$277,598

(1)   Amounts are rounded to nearest dollar.

(2)   Messrs. Spencer and Novack did not have separate individual goals, only corporate goals.

Long-Term Equity Incentive Awards

2022 Equity Awards

In making annual long-term equity incentive awards to our NEOs in early 2022, the Compensation Committee considered each NEO's total equity outstanding as of December 31, 2021, individual performance during 2021, the potential amount that could be realized at different hypothetical stock prices upon exercise of those awards and each NEO's percentage of ownership of the Company. The Compensation Committee also reviewed market and peer group data reference points with respect to an approximation of grant date fair value and shares as a percentage of total common shares outstanding. Additionally, the Compensation Committee considered the mix of stock options and RSUs granted in 2021. The Compensation Committee made final determinations based on its judgment in accordance with our pay-for-performance philosophy and the need to retain and motivate these highly experienced and essential members of our management team.

For 2022, the Compensation Committee (and the Board with respect to Mr. Spencer) determined to grant each NEO's annual long-term incentive compensation with a mix of stock options and RSUs. Specifically, in February 2022, the Compensation Committee approved annual equity grants for the NEOs in the form of time-based stock options and time-based and performance-based RSUs, with stock options representing two-thirds of the aggregate target award value, and RSUs representing one-third of the target award value, half of which were intended to be time-based RSUs and half of which were intended to be performance-based RSUs. This particular mix was chosen in order to provide appropriate retention incentives and the opportunity for our NEOs to realize value directly in line with our stock price, particularly in light of historic volatility in our stock price.

The time-based stock options granted in 2022 vest over three years, with one-third of the shares vesting on the first anniversary of the grant date and the remainder vesting in equal monthly installments thereafter, subject to the NEO's continuous service with us through the vesting date. The time-based RSUs granted in 2022 vest over three years, with one-third of the shares vesting on each anniversary of the grant date.

The performance-based RSUs granted in 2022 would, subject to and qualified by the terms of the grant agreement, vest solely upon the Compensation Committee's certification that our relative total stockholder return ranking (as defined in the grant agreement) is equal to or greater than the fiftieth percentile during the performance period starting January 1, 2022 and ending December 31, 2024 ("Performance Period"). To calculate the relative ranking, the Company's total stockholder return will be compared to the returns of the other companies comprising the Nasdaq Biotechnology Index during the entire Performance Period. No shares can vest under these awards if the Company's relative ranking is below the fiftieth percentile.

The table below describes the stock options and RSUs granted to our NEOs in fiscal year 2022. Our Compensation Committee used its subjective judgement to determine the size of awards it believed were appropriate for each named executive officer, weighing the factors described above and in particular, the peer group data, each NEO's current equity holdings and its desire to provide strong retentive value. Each of the 2022 equity awards listed below were granted in February 2022, except as otherwise noted.

Name	Time-Based Stock Option Awards (# of shares)	Time-Based RSU Awards (# of shares)	Performance-Based RSU Awards (# of shares)
Ryan Spencer	350,000	62,500	62,500
David F. Novack	150,000	26,500	26,500
Kelly MacDonald	90,500	16,000	16,000
Robert Janssen, M.D.	75,000	13,000	13,000

Vesting of 2020 Performance-Based RSUs

With respect to the performance-based RSUs granted in February 2020 as part of the annual grant program, the Compensation Committee certified in August 2022 that the goals for a portion of the performance-based RSU awards had been achieved, and certified in December 2022 that the goals for the remaining portion had been achieved, and therefore 100% of such performance-based RSUs would vest as follows: Mr. Spencer, 29,662 shares in August and 9,888 shares in December; Mr. Novack, 26,250 shares in August and 8,750 shares in December; and Dr. Janssen, 18,750 shares in August and 6,250 shares in December. Specifically, (i) in August, the Compensation Committee determined that the Company achieved the HEPLISAV-B net sales target of $25 million in a quarter prior to the end of 2022 (weighted 75%) by achieving HEPLISAV-B net sales of $32.7 million for the second quarter of 2022, and (ii) in December, the goal of achieving an ACIP preferential recommendation for HEPLISAV-B prior to the end of 2022 (weighted 25%) (the "ACIP Goal") as a result of the ACIP publishing its universal recommendation for hepatitis B vaccination for adults in April 2022, as further described above under "Key 2022 Highlights and Performance Against Core Priorities." Although the ACIP recommendation was a universal recommendation and not a preferential recommendation, the Compensation Committee determined that the ACIP Goal was consistent with the Company's shift in policy strategy to support a universal recommendation over a preferential recommendation and that the universal recommendation provided significant benefit to the Company's business, and therefore the ACIP Goal was achieved.

Other Executive Compensation Matters

Equity Compensation Policies

Our Compensation Committee approves equity awards for NEOs and authorizes the Chief Executive Officer to approve equity awards for all other employees based on approved pools for annual and new hire grants. Awards for vice president and above who are not NEOs are approved either at a regularly scheduled meeting of the Compensation Committee or by unanimous written consent. The effective date of the grant is generally the date of the meeting, or the date the last person executes the unanimous written consent.

The exercise price of stock options is not less than the closing price of our common stock on the Nasdaq Global Select Market on the grant date of the stock option. We have no practice of timing grants of stock options or restricted stock awards to coordinate with the release of material non-public information, and we have not timed the release of material non-public information for purposes of affecting the value of the compensation awarded to our NEOs or any other employee.

We encourage our NEOs to hold a significant equity interest in our Company, but we have not set specific stock ownership guidelines.

Compensation Recovery Policy

Amounts paid and awards granted under our equity plans will be subject to recoupment in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and any applicable regulations under the Securities Act of 1933, as amended (the "Securities Act"), any clawback policy the Company adopts or as is required by applicable law. In addition, as a public company subject to the provisions of Section 304 of the Sarbanes-Oxley Act of 2002, if we are required as a result of misconduct to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws, our chief executive officer and chief financial officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive. In addition, we will comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act once the SEC final regulations on the subject become effective.

Tax and Accounting Implications

Accounting for Stock-Based Compensation

Under Financial Accounting Standard Board ASC Topic 718 ("ASC 718"), we are required to estimate and record an expense for each award of equity compensation over the vesting period of the award. We record share-based compensation expense on an ongoing basis according to ASC 718. The accounting impact of our compensation programs is one of many factors that the Compensation Committee considers in determining the structure and size of our executive compensation programs.

Deductibility of Executive Compensation

Under Section 162(m), compensation paid to each of the Company's "covered employees" that exceeds $1 million per taxable year is generally non-deductible.

Although the Compensation Committee will continue to consider tax implications as one factor in determining executive compensation, the Compensation Committee also looks at other factors in making its decisions and retains the flexibility to provide compensation for the Company's NEOs in a manner consistent with the goals of the Company's executive compensation program and the best interests of the Company and its stockholders, which may include providing for compensation that is not deductible by the Company due to the deduction limit under Section 162(m). The Compensation Committee also retains the flexibility to modify compensation that was initially intended to be exempt from the deduction limit under Section 162(m) if it determines that such modifications are consistent with the Company's business needs.

Compensation Risk Analysis

During fiscal 2022, our Compensation Committee reviewed our compensation policies as generally applicable to our employees in order to determine whether any such programs were likely to present a material risk to the Company. As part of its assessment, the Compensation Committee considered, among other things, the allocation of compensation among base salary and short- and long-term compensation, our approach to establishing Company-wide and individual financial, operational and other performance targets, and the nature of our key performance metrics. As a result of this review and analysis, the Compensation Committee determined that our policies and programs do not encourage excessive or inappropriate risk taking, and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on the Company.

Compensation Committee Report

In early 2023, the Compensation Committee discussed with management the Compensation Discussion and Analysis, contained in this proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with, the SEC and is not deemed to be incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, other than the Company's Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Ms. Peggy V. Phillips, Chairperson
Mr. Natale Ricciardi
Dr. Daniel L. Kisner, M.D.

SUMMARY COMPENSATION TABLE

The following table sets forth all of the compensation awarded to, or earned by, our NEOs during the fiscal years ended December 31, 2022, 2021 and 2020.

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1]	Option Awards[2]	Non-Equity Incentive Compensation[3]	All Other Compensation	Total
Ryan Spencer Chief Executive Officer and Director	2022	$695,000	—	$1,522,500	$2,820,265	$544,880	$11,355[5]	$5,594,000
	2021	$600,000	—	$1,605,608	$1,720,450	$588,000	$ 5,431	$4,519,489
	2020	$515,000	—	$ 206,451	$ 455,338	$342,990	$ 2,000	$1,521,779
David F. Novack President and Chief Operating Officer	2022	$545,738	—	$ 645,540	$1,208,685	$366,736	$13,124[6]	$2,779,823
	2021	$519,750	—	$ 935,025	$1,013,100	$436,590	$13,635	$2,918,100
	2020	$495,000	—	$ 189,700	$ 523,742	$302,198	$ 2,000	$1,512,640
Kelly MacDonald[4] Senior Vice President and Chief Financial Officer	2022	$425,000	—	$ 389,760	$ 729,240	$240,550	$ 8,716[7]	$1,793,266
	2021	$312,500	$15,000	$ —	$2,250,920	$221,875	$ 4,042	$2,804,337
Robert Janssen, M.D. Chief Medical Officer and Senior Vice President	2022	$500,176	—	$ 316,680	$ 604,343	$277,598	$11,983[8]	$1,710,780
	2021	$480,938	—	$ 534,300	$ 574,090	$329,443	$ 6,793	$1,925,564
	2020	$466,930	—	$ 135,500	$ 381,896	$256,345	$ 2,000	$1,242,671

(1) Represents the aggregate grant date fair value of RSUs granted in the fiscal year in accordance with ASC 718. See note 15 of our "Notes to Consolidated Financial Statements" in our Annual Report on Form 10-K filed with the SEC on February 23, 2023 for a discussion of assumptions we made in determining the compensation costs included in this column. With regard to awards with performance-based vesting ("performance-based RSUs" or "PSUs"), the grant date fair value assumes the highest level of achievement had been met. For further discussion of these PSUs, see the section entitled "Compensation Discussion and Analysis – 2022 Executive Compensation Decisions – Long-Term Equity Incentive Awards."

(2) Represents the aggregate grant date fair value of option awards granted in the fiscal year in accordance with ASC 718. See note 15 of our "Notes to Consolidated Financial Statements" in our Annual Report on Form 10-K filed with the SEC on February 23, 2023 for a discussion of assumptions we made in determining the compensation costs included in this column.

(3) Represents the annual cash incentive bonuses earned pursuant to our annual cash incentive bonus plan for services rendered in the fiscal year. For further discussion see the section entitled "Compensation Discussion and Analysis – 2022 Executive Compensation Decisions – 2022 Annual Cash Incentive Program– Structure, Goals and Payout Decision."

(4) Ms. MacDonald has served as our Senior Vice President and Chief Financial Officer since March 1, 2021.

(5) Includes (i) $6,000 in 401(k) matching contribution made by the Company in the fiscal year and (ii) $5,355 of premiums for supplemental long-term disability insurance that is provided to certain members of our management.

(6) Includes (i) $6,000 in 401(k) matching contribution made by the Company in the fiscal year and (ii) $7,124 of premiums for supplemental long-term disability insurance that is provided to certain members of our management.

(7) Includes (i) $6,000 in 401(k) matching contribution made by the Company in the fiscal year and (ii) $2,716 of premiums for supplemental long-term disability insurance that is provided to certain members of our management.

(8) Includes (i) $6,000 in 401(k) matching contribution made by the Company in the fiscal year and (ii) $5,983 of premiums for supplemental long-term disability insurance that is provided to certain members of our management.

GRANTS OF PLAN BASED AWARDS

The following table shows certain information regarding grants of plan-based awards to our NEOs during the fiscal year ended December 31, 2022.

Name	Grant Date	Estimated Future Payments Under Non-Equity Incentive Plan Awards(1) Target ($)	Estimated Future Payments Under Non-Equity Incentive Plan Awards(1) Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Target(2) (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of RSU and Option Awards(3) ($)
Ryan Spencer	—	$486,500	$851,375	—	—	—	—	—
	2/10/2022	—	—	—	—	350,000	$12.74	$2,820,265
	2/10/2022	—	—	62,500	—	—	—	$ 726,250
	2/10/2022	—	—	—	62,500	—	—	$ 796,250
David F. Novack	—	$327,443	$573,025	—	—	—	—	—
	2/10/2022	—	—	—	—	150,000	$12.74	$1,208,685
	2/10/2022	—	—	26,500	—	—	—	$ 307,930
	2/10/2022	—	—	—	26,500	—	—	$ 337,610
Kelly MacDonald	—	$212,500	$371,875	—	—	—	—	—
	2/10/2022	—	—	—	—	90,500	$12.74	$ 729,240
	2/10/2022	—	—	16,000	—	—	—	185,920
	2/10/2022	—	—	—	16,000	—	—	203,840
Robert Janssen, M.D.	—	$250,088	$437,654	—	—	—	—	—
	2/10/2022	—	—	—	—	75,000	$12.74	$ 604,343
	2/10/2022	—	—	13,000	—	—	—	$ 151,060
	2/10/2022	—	—	—	13,000	—	—	$ 165,620

(1) Represents the target and maximum level of cash incentive award in fiscal year 2022 as further described under "Compensation Discussion and Analysis – Elements of Executive Compensation"; our annual cash incentive program does not specify a minimum level.

(2) Represents the number of PSUs granted in the fiscal year that are subject to performance-based vesting, as described in the "Compensation Discussion and Analysis."

(3) Represents the aggregate grant date fair value of awards granted in fiscal year 2022 in accordance with ASC 718. See Note 15 of our "Notes to Consolidated Financial Statements" in our Annual Report on Form 10-K filed with the SEC on February 23, 2023 for a discussion of the assumptions we made in determining the compensation costs included in this column. With regard to PSUs, the grant date fair value assumes the highest level of achievement had been met, as reported in the "Summary Compensation Table." For further discussion of these PSUs, see the section entitled "Compensation Discussion and Analysis – 2022 Executive Compensation Decisions – Long-Term Equity Incentive Awards."

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN BASED AWARDS TABLE

The material terms of NEO annual compensation and the explanations of the amounts of base salary, annual cash-based incentives, and equity-based awards in proportion to total compensation are described under "Compensation Discussion and Analysis" in this proxy statement. Our severance and change in control benefits are described under "Summary of Change in Control and Involuntary Termination Arrangements" in this proxy statement.

As discussed in the "Compensation Discussion and Analysis," the fiscal year 2022 cash incentive amounts were paid pursuant to the annual cash incentive compensation program, based on the achievement of certain corporate and individual goals. Equity-based awards represent a mix of time-based options and time-based and performance-based RSUs, as described in the "Compensation Discussion and Analysis" and were granted in 2022 under our 2018 Equity Incentive Plan. The terms of our 2018 Equity Incentive Plan are described below under "Equity Benefit Plans."

Equity Benefit Plans

2018 Equity Incentive Plan

General. The 2018 Equity Incentive Plan became effective May 31, 2018 and was most recently amended on May 26, 2022. The 2018 Equity Incentive Plan provides for the grant of incentive stock options (''ISOs'') to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards and other stock awards to employees, directors and consultants, including employees and consultants of our affiliates.

Administration. Our Board, or a duly authorized committee of our Board, administers our 2018 Equity Incentive Plan and is referred to as the ''plan administrator'' herein. Our Board has delegated concurrent authority to administer the 2018 Equity Incentive Plan to our Compensation Committee. The plan administrator may also delegate to one or more officers the authority to designate employees who are not officers to be recipients of certain awards and the number of shares of our common stock subject to such awards.

Stock Options. Stock options are generally granted with an exercise price equal to the fair market value of our common stock on the date of grant and vest at the rate specified by the plan administrator. The term of stock options granted under the 2018 Equity Incentive Plan may not exceed seven years from the date of grant. Except as otherwise provided in a participant's stock option agreement, if a participant's service relationship with us or any of our affiliates terminates (other than for cause and other than upon the participant's death or disability), the participant may exercise any vested stock options for up to three months following the termination of service. If a participant's service relationship terminates due to disability or death, the participant (or the participant's beneficiary) may exercise any vested stock options for up to 12 months in the event of disability or up to 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual. In no event may a stock option be exercised after its original expiration date.

Restricted Stock Units. Payment of the purchase price of a restricted stock unit award may be made in any form of legal consideration acceptable to the plan administrator. A restricted stock unit award may be settled by the delivery of shares of our common stock, in cash, in a combination of cash and stock, or in any other form of consideration determined by the plan administrator and set forth in the restricted stock unit award agreement. Except as otherwise provided in a participant's restricted stock unit award agreement, restricted stock units that have not vested will be forfeited upon the participant's termination of service for any reason.

Corporate Transaction and Change in Control. The following applies to each outstanding award under the 2018 Equity Incentive Plan and awards under the 2011 Equity Incentive Plan, 2021 Inducement Award Plan and 2017 Inducement Award Plan (the ''Prior Plan Awards'') in the event of a corporate transaction or a change in control (each as defined in the 2018 Equity Incentive Plan), unless provided otherwise in the applicable award agreement or in any other written agreement between a participant and the Company or an affiliate. The term ''Transaction'' refers to such corporate transaction or change in control.

In the event of a Transaction, any awards outstanding under the 2018 Equity Incentive Plan or any Prior Plan Awards may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company) (such entity, the ''acquiring entity''), and any reacquisition or repurchase rights held by us with respect to the award and/or Prior Plan Award may be assigned to the acquiring entity. If the acquiring entity does not assume, continue or substitute for such awards and/or Prior Plan Awards, then with respect to any such awards and/or Prior Plan Awards that are held by participants whose continuous service has not terminated prior to the effective time of the Transaction (such participants, the ''current participants''), the vesting (and exercisability, if applicable) of such awards and/or Prior Plan Awards will be accelerated in full to a date prior to the effective time of the Transaction (contingent upon the closing or completion of the Transaction), and such awards and/or Prior Plan Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Transaction, and any reacquisition or repurchase rights held by us with respect to such awards and/or Prior Plan Awards will lapse (contingent upon the effectiveness of the Transaction). With respect to performance awards, vesting will be deemed to be satisfied at the target level of performance. If the acquiring entity does not assume, continue or substitute for such awards and/or Prior Plan Awards, then any such awards that are held by persons other than current participants will terminate if not exercised (if applicable) at or prior to the effective time of the Transaction, except that any reacquisition or repurchase rights held by us with respect to such awards and/or Prior Plan Awards will not terminate and may continue to be exercised notwithstanding the Transaction.

In the event an award and/or Prior Plan Award will terminate if not exercised at or prior to the effective time of a Transaction, the plan administrator may provide that the holder of such award and/or Prior Plan Awards may not exercise such award and/or Prior Plan Award but instead will receive a payment equal in value to the excess, if any, of (i) the value of the property the participant would have received upon the exercise of the award and/or Prior Plan Award, over (ii) any exercise price payable by such holder in connection with such exercise.

Awards granted under the 2018 Equity Incentive Plan may be subject to acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Amendment and Termination. The plan administrator has the authority to amend or terminate the 2018 Equity Incentive Plan, provided that such amendment or termination does not materially impair a participant's existing rights without the participant's written consent.

2011 Equity Incentive Plan

General. The 2011 Equity Incentive Plan became effective in January 2011 and was terminated in November 2020; therefore, there are no shares of our common stock available for grant under the 2011 Equity Incentive Plan.

Administration. The 2011 Equity Incentive Plan is administered by our Board, which may in turn delegate authority to administer the 2011 Equity Incentive Plan to a committee or committees, and is referred to as the "plan administrator" herein.

Stock Options. Stock options are generally granted with an exercise price equal to the fair market value of our common stock on the date of grant and vest at the rate specified by the plan administrator. The term of stock options granted under the 2011 Equity Incentive Plan may not exceed seven years from the date of grant. Except as otherwise provided in a participant's stock option agreement, if a participant's service relationship with us or any of our affiliates terminates (other than for cause and other than upon the participant's death or disability), the participant may exercise any vested stock options for up to three months following the termination of service. If a participant's service relationship terminates due to disability or death, the participant (or the participant's beneficiary) may exercise any vested stock options for up to 12 months in the event of disability or up to 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual. In no event may a stock option be exercised after its original expiration date.

Restricted Stock Units. Payment of the purchase price of a restricted stock unit award may be made in any form of legal consideration acceptable to the plan administrator. A restricted stock unit award may be settled by the delivery of shares of our common stock, in cash, in a combination of cash and stock, or in any other form of consideration determined by the plan administrator and set forth in the restricted stock unit award agreement. Except as otherwise provided in a participant's restricted stock unit award agreement, restricted stock units that have not vested will be forfeited upon the participant's termination of service for any reason.

Corporate Transaction or Change in Control. In the event of a corporate transaction or change in control (each as defined in the 2018 Equity Incentive Plan), the plan administrator shall take the actions as described above under the description of the 2018 Equity Incentive Plan with respect to outstanding awards under the 2011 Equity Incentive Plan.

Awards granted under the 2011 Equity Incentive Plan may be subject to acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

2021 Inducement Award Plan

General. The 2021 Inducement Award Plan became effective in January 2021 and was terminated in April 2022; therefore, there are no shares of our common stock available for grant under the 2021 Inducement Award Plan. Awards under the 2021 Inducement Award Plan were only granted to employees who satisfied the standards for inducement grants under Rule 5635(c)(4) of the Nasdaq Listing Rules. A person who previously served as an employee or director was not eligible to receive awards, other than following a bona fide period of non-employment.

Administration. The 2021 Inducement Award Plan is administered by our Board, which may in turn delegate some or all of such administration to a committee or committees composed of members of the Board, and is referred to as the ''plan administrator'' herein. Awards granted under the 2021 Inducement Award Plan were approved by our independent Compensation Committee or a majority of our independent directors (as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules).

Stock Options. Stock options are generally granted with an exercise price equal to the fair market value of our common stock on the date of grant and vest at the rate specified by the plan administrator. The term of stock options granted under the 2021 Inducement Award Plan may not exceed seven years from the date of grant. Except as otherwise provided in a participant's stock option agreement, if a participant's service relationship with us or any of our affiliates terminates (other than for cause and other than upon the participant's death or disability), the participant may exercise any vested stock options for up to three months following the termination of service. If a participant's service relationship terminates due to disability or death, the participant (or his or her beneficiary) may exercise any vested stock options for up to 12 months in the event of disability or up to 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual. In no event may a stock option be exercised after its original expiration date.

Corporate Transaction or Change in Control. In the event of a corporate transaction or change in control (each as defined in the 2018 Equity Incentive Plan), the plan administrator shall take the actions as described above under the description of the 2018 Equity Incentive Plan with respect to outstanding awards under the 2021 Inducement Award Plan.

Awards granted under the 2021 Inducement Award Plan may be subject to acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table shows certain information regarding outstanding equity awards for NEOs as of December 31, 2022.

Name		Option Awards						Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Vesting Commencement Date	Option Expiration Date	Number of Shares or Units that Have Not Vested (#)	Market Value of Stock that Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Other Rights that Have Not Vested ($)[1]
Ryan Spencer	[7]	5,250	—	—	$30.60	2/6/2013	2/5/2023	—	—	—	—
	[7]	3,500	—	—	$16.70	2/6/2014	2/5/2024	—	—	—	—
	[7]	9,500	—	—	$16.00	2/9/2015	2/8/2025	—	—	—	—
	[7]	2,000	—	—	$30.49	9/10/2015	9/9/2025	—	—	—	—
	[7]	56,000	—	—	$16.45	2/1/2018	1/31/2025	—	—	—	—
	[8]	50,000	—	—	$ 3.81	6/14/2019	6/13/2026	—	—	—	—
	[8]	400,000	—	—	$ 6.80	12/16/2019	12/15/2026	—	—	—	—
	[2][8]	122,777	7,223	—	$ 5.22	2/13/2020	2/12/2027	—	—	—	—
	[3][8]	—	—	—	—	—	—	59,500	$633,080	—	—
	[2][8]	152,777	97,223	—	$ 9.59	2/4/2021	2/3/2028	—	—	—	—
	[2][8]	—	350,000	—	$12.74	2/10/2022	2/9/2029	—	—	—	—
	[5][8]	—	—	—	—	—	—	62,500	$665,000	—	—
	[6][8]	—	—	—	—	—	—	—	—	62,500	$665,000
David F. Novack	[7]	30,000	—	—	$21.40	3/25/2013	3/24/2023	—	—	—	—
	[7]	22,000	—	—	$17.10	2/4/2014	2/3/2024	—	—	—	—
	[7]	75,000	—	—	$16.00	2/9/2015	2/8/2025	—	—	—	—
	[7]	64,000	—	—	$21.99	2/4/2016	2/3/2023	—	—	—	—
	[7]	80,000	—	—	$16.45	2/1/2018	1/31/2025	—	—	—	—
	[7]	18,000	—	—	$16.45	2/1/2018	1/31/2025	—	—	—	—
	[8]	104,000	—	—	$10.47	2/22/2019	2/21/2026	—	—	—	—
	[8]	25,000	—	—	$ 3.81	6/14/2019	6/13/2026	—	—	—	—
	[8]	200,000	—	—	$ 6.80	12/16/2019	12/15/2026	—	—	—	—
	[2][8]	136,000	8,000	—	$ 5.42	2/12/2020	2/11/2027	—	—	—	—
	[2][8]	91,666	58,334	—	$ 9.41	2/3/2021	2/2/2028	—	—	—	—
	[4][8]	—	—	—	—	—	—	35,000	$372,400	—	—
	[2][8]	—	150,000	—	$12.74	2/10/2022	2/9/2029	—	—	—	—
	[5][8]	—	—	—	—	—	—	26,500	$281,960	—	—
	[6][8]	—	—	—	—	—	—	—	—	26,500	$281,960
Kelly MacDonald	[2][9]	204,166	145,834	—	$ 8.90	3/1/2021	2/29/2028	—	—	—	—
	[2][8]	—	90,500	—	$12.74	2/10/2022	2/9/2029	—	—	—	—
	[5][8]	—	—	—	—	—	—	16,000	$170,240	—	—
	[6][8]	—	—	—	—	—	—	—	—	16,000	$170,240
Robert Janssen, M.D.	[7]	18,000	—	—	$17.10	2/4/2014	2/3/2024	—	—	—	—
	[7]	56,000	—	—	$16.00	2/9/2015	2/8/2025	—	—	—	—
	[7]	80,000	—	—	$21.99	2/4/2016	2/3/2023	—	—	—	—
	[7]	80,000	—	—	$16.45	2/1/2018	1/31/2025	—	—	—	—
	[7]	18,000	—	—	$16.45	2/1/2018	1/31/2025	—	—	—	—
	[8]	104,000	—	—	$10.47	2/22/2019	2/21/2026	—	—	—	—
	[2][8]	99,166	5,834	—	$ 5.42	2/12/2020	2/11/2027	—	—	—	—
	[2][8]	51,944	33,056	—	$ 9.41	2/3/2021	2/2/2028	—	—	—	—
	[4][8]	—	—	—	—	—	—	20,000	$212,800	—	—
	[2][8]	—	75,000	—	$12.74	2/10/2022	2/9/2029	—	—	—	—
	[5][8]	—	—	—	—	—	—	13,000	$138,320	—	—
	[6][8]	—	—	—	—	—	—	—	—	13,000	$138,320

(1) Represents the aggregate fair value of RSUs (including PSUs) based on the last closing price per share as of December 31, 2022, of $10.64.

(2) Options vest at the rate of 1/3rd of the shares on the first anniversary of the vesting commencement date, with 1/36th of the total number of shares vesting each month thereafter.

(3) These RSUs were granted on February 4, 2021 and vest over three years with one-third vesting on each annual anniversary date.

(4) These RSUs were granted on February 3, 2021 and vest over three years with one-third vesting on each annual anniversary date.

(5) These RSUs were granted on February 10, 2022 and vest over three years with one-third vesting on each annual anniversary date.

(6) These PSUs were granted on February 10, 2022. These PSUs vest if the Company's relative total stockholder return ranking is equal to or greater than the 50th percentile before the end of 2024. To calculate the relative ranking, the Company's total stockholder return will be compared to the returns of the other companies comprising the Nasdaq Biotechnology Index during the performance period of January 1, 2022 to December 31, 2024. No shares can vest under these awards if the Company's relative ranking is below the fiftieth percentile.

(7) Granted under the 2011 Equity Incentive Plan.

(8) Granted under the 2018 Equity Incentive Plan.

(9) Granted under the 2021 Inducement Award Plan.

OPTION EXERCISES AND STOCK VESTED

The following table provides information on stock awards that vested, including the number of shares acquired upon vesting and the value realized, determined as described below, for the NEOs in the fiscal year ended December 31, 2022.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Ryan Spencer	—	—	169,495	$2,263,946
David F. Novack	—	—	96,250	$1,327,375
Kelly MacDonald	—	—	—	—
Robert Janssen, M.D.	5,350	$35,662	58,750	$ 822,325

(1) The value realized on exercise is determined by multiplying the number of shares of stock acquired upon the exercise by the difference between the exercise price and the market value of the underlying shares as reported by the Nasdaq Capital Market on the exercise date.

(2) The value realized on vesting is determined by multiplying the number of shares of stock by the market value of the underlying shares as reported by the Nasdaq Capital Market on the vesting date.

PENSION BENEFITS

None of the NEOs participates in or has an account balance under any pension or qualified or non-qualified defined benefit retirement plan sponsored by the Company.

NON-QUALIFIED DEFERRED COMPENSATION

None of the NEOs participates in or has an account balance under any non-qualified defined contribution plan or other non-qualified deferred compensation plan maintained by the Company.

POTENTAL PAYMENTS UPON CHANGE IN CONTROL OR INVOLUNTARY TERMINATION

Summary of Change in Control and Involuntary Termination Arrangements.

To promote retention of certain key executives, our Board has authorized the Company to enter into Management Continuity and Separation Agreements with each NEO. We refer to such agreements in effect as of December 31, 2022 as the ''Management Agreements.'' In order to be eligible to receive benefits under the Management Agreements, our NEOs and other officers must execute a general waiver and release of claims, and such release must become effective in accordance with its terms.

Certain Transactions without Termination.

Pursuant to the 2018 Equity Incentive Plan, in the event that there had been a corporate transaction or change in control (each as defined in the 2018 Equity Incentive Plan) on December 31, 2022, and if the surviving or acquiring corporation had elected not to assume, continue or substitute for equity awards that were outstanding under the 2018 Equity Incentive Plan, 2011 Equity Incentive Plan, 2021 Inducement Award Plan and 2017 Inducement Award Plan held by each of our current service providers, including our NEOs, the vesting of such awards would accelerate in full. The table below outlines the potential payments and benefits payable to each NEO in this event, assuming such event had occurred on December 31, 2022.

Name	Transaction Where Award is Not Assumed, Continued or Substituted Value of Accelerated Stock Awards(1)
Ryan Spencer	$1,439,313
David F. Novack	$ 767,871
Kelly MacDonald	$ 423,991
Robert Janssen, M.D.	$ 422,232

(1) Represents the value of accelerated vesting of equity awards assuming the event took place on December 31, 2022. The value for RSUs is calculated based on the closing price per share on December 31, 2022. The value for stock option awards is calculated based on the ''spread'' between the closing price per share on December 31, 2022 of $10.64 and the exercise price of the vested awards, to the extent such vested awards were ''in the money.''

Pursuant to the terms of the PSUs granted in February 2022, in the event that there had been a corporate transaction or change in control (each as defined in the 2018 Equity Incentive Plan) on December 31, 2022, and if the surviving or acquiring corporation had elected to assume, continue or substitute for the PSUs, then (i) the vesting schedule of the PSUs would be revised as if the target number of PSUs would vest on each of the first three anniversaries of the grant date, subject to the NEO's continued services; (ii) any portion of the PSUs that would have vested under such time-based schedule on or prior to the effective date of such transaction would become vested on such effective date; and (iii) any portion of the PSUs that would be unvested immediately following such effective date would vest in accordance with such time-based schedule. No associated acceleration value is disclosed in the table above this paragraph because the first vesting date under these circumstances would be February 2023.

Qualifying Termination in Connection with a Change in Control.

Under the Management Agreements, if, on or during the two-year period following a change in control (as described below), the NEO's employment is terminated due to an ''involuntary'' termination without ''cause'' (and other than due to death or disability) or, if applicable, upon a resignation for ''good reason'' (as defined below) the NEO will, subject to the execution of a release of claims, be entitled to receive:

- a lump-sum cash payment equal to a specified number of months (21 months for Mr. Spencer, 18 months for Mr. Novack and 15 months for our other NEOs) of the executive's then-effective annual base salary;
- a lump-sum cash payment equal to a specified percentage of the NEO's target annual variable cash compensation (175% of such target for Mr. Spencer, 150% for Mr. Novack, and 125% of such target for our other NEOs) for the year of termination;

- cash payments equal to the value of the applicable COBRA premiums for up to the same number of months as the NEO receives in base salary as set forth in the first bullet, payable in a single lump sum, (the "COBRA Payment");

- full acceleration of vesting of all outstanding equity awards at the time of such termination; and

- the extension of exercisability of all stock options to purchase the Company's common stock for a period of three years (one year for Ms. MacDonald) following termination of employment (but in any event not beyond each option's expiration date).

In addition, if any payments or benefits would constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code") and such payments would be subject to the excise tax imposed by Section 4999 of the Code, then such payments will either be (1) provided to the NEO in full or (2) reduced to such lesser amount that would result in no portion of such payments being subject to the excise tax, whichever amount after taking into account all applicable taxes, including the excise tax, would result in the NEO's receipt, on an after-tax basis, of the greatest amount of such payments.

For purposes of the Management Agreements, "cause" generally means (1) gross negligence or willful misconduct in the performance of duties to the Company, where such gross negligence or willful misconduct has resulted or is likely to result in substantial and material damage to the Company or its subsidiaries; (2) repeated unexplained or unjustified absence from the Company; (3) a material and willful violation of any federal or state law; (4) commission of any act of fraud with respect to the Company; or (5) conviction of a felony or a crime involving moral turpitude causing material harm to the standing and reputation of the Company, in each case as determined in good faith by the Board.

For purposes of the Management Agreements, "good reason" generally means the NEO's voluntary termination following (1) a material reduction or change in job duties, responsibilities, and requirements inconsistent with the NEO's position with the Company and his or her prior duties, responsibilities, and requirements, or a material change in the level of management to which the NEO reports; (2) any material reduction of base compensation (other than in connection with a general decrease in base salaries for most officers of the successor corporation); or (3) the refusal to relocate to a facility or location more than 35 miles from the Company's current location. The NEO must provide 90 days' notice of the event giving rise to good reason, give the Company 30 days to cure (if curable), and any resignation for good reason must occur within 180 days after the occurrence of the event giving rise to such resignation right.

The Management Agreements generally define a change in control to mean the occurrence of a change in the majority ownership of the voting securities of the Company; a merger that results in change in the majority ownership of the voting securities of the Company; the sale of all or substantially all of the assets; or over a period of 12 months or less, when a majority of our Board becomes comprised of individuals who were not serving on our Board as of a specified date, or whose nomination, appointment, or election was not approved by a majority of the directors who were serving on our Board as of such specified date.

The table below outlines the potential payments and benefits payable to each NEO in the event of such NEO's termination in connection with a change in control of the Company, assuming such event had occurred on December 31, 2022.

Name	Severance Payment	Continuation of Benefits	Value of Accelerated Stock Awards[1]	Total
Ryan Spencer	$2,067,625	$40,456	$2,104,313	$4,212,393
David F. Novack	$1,309,771	$51,420	$1,049,831	$2,411,022
Kelly MacDonald	$ 796,875	$15,846	$ 594,231	$1,406,952
Robert Janssen, M.D.	$ 937,830	$31,844	$ 560,552	$1,530,226

(1) Represents the value of accelerated vesting of equity awards assuming the event took place on December 31, 2022. The value for RSUs (including PSUs) is calculated based on the closing price per share on December 31, 2022. The value for stock option awards is calculated based on the "spread" between the closing price per share on December 31, 2022 of $10.64 and the exercise price of the vested awards, to the extent such vested awards were "in the money."

Qualifying Termination Not in Connection with a Change in Control.

Under the terms of the Management Agreements, upon an "involuntary" termination without "cause" (and other than due to death or disability) or, if applicable, upon a resignation for "good reason" (each as defined above), the NEO will, subject to the execution of a release of claims, be entitled to receive:

- a lump-sum cash payment equal to the specified number of months (18 months for Mr. Spencer, 15 months for Mr. Novack and 12 months for our other NEOs) of the executive's then-effective annual base salary;

- the COBRA Payment; and

- for Messrs. Spencer and Novack, the extension of exercisability of all vested stock options to purchase the Company's common stock for a specified number of months (18 months for Mr. Spencer, 15 months for Mr. Novack and 12 months for our other NEOs) following termination of employment (but in any event not beyond each option's expiration date).

The table below outlines the potential payments and benefits payable to each NEO, in the event of such NEO's involuntary termination not in connection with a change in control assuming such event had occurred on December 31, 2022.

Name	Severance Payment	Continuation of Benefits	Value of Accelerated Stock Awards	Total
Ryan Spencer	$1,042,500	$34,676	$—	$1,077,176
David F. Novack	$ 682,173	$42,850	$—	$ 725,022
Kelly MacDonald	$ 425,000	$12,677	$—	$ 437,677
Robert Janssen, M.D.	$ 500,176	$25,475	$—	$ 525,651

PAY RATIO DISCLOSURE

Under SEC rules, we are required periodically to calculate and disclose the annual total compensation of our median employee, as well as the ratio of the annual total compensation of our median employee as compared to the annual total compensation of our Chief Executive Officer ("CEO Pay Ratio").

Pursuant to SEC rules, we are permitted to use the same median employee we identified in 2021 because we have determined that there have been no changes to our employee population or employee compensation arrangements in 2022 that we believe would significantly affect our CEO Pay Ratio disclosure. However, because our 2021 median employee is no longer employed by us, we substituted another employee with substantially similar compensation as our median employee for 2022. Once the median employee was identified, we then calculated the annual total compensation of this employee for 2022 in accordance with the requirements of the Summary Compensation Table.

For 2022, the median of the annual total compensation of our employees (other than our Chief Executive Officer) was $228,871 and the annual total compensation of our Chief Executive Officer, as reported in the Summary Compensation Table included in this proxy statement, was $5,594,000. Based on this information, the ratio of the annual total compensation of our Chief Executive Officer to the median of the annual total compensation of our employees (other than our Chief Executive Officer) was approximately 24-to-1.

The CEO Pay Ratio above represents our reasonable estimate calculated in a manner consistent with SEC rules and applicable guidance. SEC rules and guidance provide significant flexibility in how companies identify the median employee, and each company may use a different methodology and make different assumptions particular to that company. As a result, and as explained by the SEC when it adopted these rules, in considering the pay ratio disclosure, stockholders should keep in mind that the rule was not designed to facilitate comparisons of pay ratios among different companies, even companies within the same industry, but rather to allow stockholders to better understand and assess each particular company's compensation practices and pay ratio disclosures.

Neither the Compensation Committee nor our management used our CEO Pay Ratio measure in making compensation decisions.

ITEM 402(V) PAY VERSUS PERFORMANCE

The disclosure included in this section is prescribed by SEC rules and does not necessarily align with how the Company or the Compensation Committee view the link between the Company's performance and NEO pay. For additional information about our pay-for-performance philosophy and how we align NEO compensation with Company performance, refer to the Compensation Discussion and Analysis beginning on page 16.

Required Tabular Disclosure of Pay Versus Performance

The amounts set forth below under the headings "Compensation Actually Paid to PEO" and "Average Compensation Actually Paid to Non-PEO NEOs" have been calculated in a manner consistent with Item 402(v) of Regulation S-K. Use of the term "compensation actually paid" ("CAP") is required by the SEC's rules and as a result of the calculation methodology required by the SEC, such amounts differ from compensation actually received by the individuals and the compensation decisions described in the "Compensation Discussion and Analysis" section beginning on page 16.

Year	Summary Compensation Table Total for PEO ($)[1&2]	Compensation Actually Paid to PEO ($)[1&3]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[1&2]	Average Compensation Actually Paid to Non-PEO NEOs ($)[1&3]	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return ($)[4]	Peer Group Total Shareholder Return ($)[4]	Net Income (thousands) ($)[5]	HEPLISAV-B Product Revenue (thousands) ($)[6]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2022	5,594,000	3,889,804	2,094,623	1,411,504	182.52	101.47	293,156	125,937
2021	4,519,489	9,202,304	2,410,600	3,623,574	245.98	126.45	76,713	61,870
2020	1,521,779	429,945	1,331,353	790,834	77.80	126.42	(75,240)	36,030

[1] NEOs included in these columns reflect the following:

Year	PEO	Non-PEO NEOs
2022	Ryan Spencer	David Novack, Kelly MacDonald, Robert Janssen
2021	Ryan Spencer	David Novack, Kelly MacDonald, Michael Ostrach, Robert Janssen
2020	Ryan Spencer	David Novack, Michael Ostrach, Robert Janssen

[2] Amounts reflect Summary Compensation Table Total Compensation for our PEO and average for our non-PEO NEOs for each corresponding year.

[3] The following table details the adjustment to the Summary Compensation Table Total Compensation for our PEO, as well as the average for our other NEOs, to determine CAP, as computed in accordance with Item 402(v) of Regulation S-K. Amounts do not reflect actual compensation earned by or paid to our PEO or other NEOs during the applicable year.

	PEO 2022	PEO 2021	PEO 2020	Non-PEO NEOs Average 2022	Non-PEO NEOs Average 2021	Non-PEO NEOs Average 2020
Total Compensation as reported Summary Compensation Table ("SCT")	$5,594,000	$4,519,489	$1,521,779	$2,094,623	$2,410,600	$1,331,353
Less: Grant Date Fair Value of Equity Awards as reported in SCT (a)	$4,342,765	$3,326,058	$ 661,789	$1,298,083	$1,643,374	$ 582,745
Add: Year-End Fair Value of Equity Awards Granted in the Year (b)	$3,476,330	$4,882,395	$ 310,752	$1,038,830	$1,992,012	$ 277,630
Add: Change in Fair Value of Outstanding and Unvested Equity Awards (b)	($ 465,699)	$1,740,424	($ 516,740)	($ 297,965)	$ 358,516	($ 143,065)
Add: Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year (b)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Add: Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	($ 372,062)	$1,386,054	($ 224,058)	($ 125,902)	$ 538,978	($ 92,339)
Add: Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	$ 0	$ 0	$ 0	$ 0	($ 33,158)	$ 0
Add: Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation(c)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Compensation Actually Paid	$3,889,804	$9,202,304	$ 429,945	$1,411,504	$3,623,574	$ 790,834

(a) The amounts reflect the aggregate grant-date fair value reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b)   In accordance with Item 402(v) requirements, the fair values of unvested and outstanding equity awards to our NEOs were remeasured as of the end of each fiscal year, and as of each vesting date, during the years displayed in the table above. Fair values as of each measurement date were determined using valuation assumptions and methodologies (including volatility, dividend yield, and risk-free interest rates) that are generally consistent with those used to estimate fair value at grant under US GAAP. For options, fair values were estimated using the Black-Scholes formula. The range of estimates used in the option fair value calculations are as follows: (i) for 2022, expected life between 1.5 years – 3.6 years, volatility between 69% - 103%, dividend yield of 0%, and risk-free interest rate between 0.8% - 4.5%; (ii) for 2021, expected life between 1.2 years – 4.6 years, volatility between 78% - 114%, dividend yield of 0%, and risk-free interest rate between 0.1% - 1.2%; (iii) for 2020, expected life between 1.3 years – 5.6 years, volatility between 63% - 100%, dividend yield of 0%, and risk-free interest rate between 0.1% - 1.6%.

For PSUs, fair values were estimated using a Monte Carlo simulation model, using assumptions that are generally consistent with those used to estimate fair value at grant date. The fair values reflect the probable outcome of the performance vesting conditions as of each measurement date. See "Stock Compensation Plans" in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the corresponding fiscal year, where we explain assumptions made in valuing equity awards at grant.

(c)   Amount of equity award adjustments may differ from amount reported in the table above due to rounding.

4   The amounts reflect the cumulative total shareholder return of our common stock (column (f)) and the Nasdaq Biotechnology Index (column (g)) at the end of each fiscal year. In each case, assume an initial investment of $100 on December 31, 2019, and reinvestment of dividends, if any.

5   The dollar amounts reported represent the net income reflected in the Company's audited financial statements for the applicable year.

6   As required by Item 402(v) of Regulation S-K, we have determined that HEPLISAV-B product revenue is the Company-Selected Measure.

Required Disclosure of the Relationship Between Compensation Actually Paid and Financial Performance Measures

As required by Item 402(v) of Regulation S-K, we are providing the following graphs to illustrate the relationship between the pay and performance figures that are included in the pay versus performance tabular disclosure above. In addition, the first graph below further illustrates the relationship between Company total shareholder return and that of the Nasdaq Biotechnology Index. As noted above, "compensation actually paid" for purposes of the tabular disclosure and the following graphs were calculated in accordance with SEC rules and do not fully represent the actual final amount of compensation earned by or actually paid to our NEOs during the applicable years.







Required Tabular Disclosure of Most Important Measures

The most important financial performance measures used by the Company to link CAP to the Company's NEOs for the most recently completed fiscal year to the Company's performance are set forth below. For further information regarding these performance metrics and their function in our executive compensation program, please see "Compensation Discussion and Analysis" beginning on page 16.

- HEPLISAV-B Vaccine Revenue

- CpG 1018 Adjuvant Revenue

- Relative TSR for Dynavax Common Stock Compared To Nasdaq Biotechnology Index

- HEPLISAV-B Vaccine Market Share As Percent of U.S. Market For Hepatitis-B Vaccines

All information provided above under the "Item 402(v) Pay Versus Performance" heading will not be deemed to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

DIRECTOR COMPENSATION

NON-EMPLOYEE DIRECTOR COMPENSATION PHILOSOPHY

Our non-employee director compensation philosophy is based on the following guiding principles:

- aligning the long-term interests of stockholders and directors; and

- compensating directors appropriately and adequately for their time, effort and experience

The elements of director compensation consist of annual cash retainers and equity awards, as well as customary and usual expense reimbursement in attending Board and committee meetings. In an effort to align the long-term interests of our stockholders and non-employee directors, the mix of cash and equity compensation has historically been, and is currently, weighted more heavily to equity.

The Board approves changes to non-employee director compensation after considering recommendations of the Compensation Committee. When considering non-employee director compensation decisions, the Compensation Committee believes it is important to be informed as to current compensation practices of comparable publicly held companies in the life sciences industry, especially to understand the demand and competitiveness for attracting and retaining the expertise of highly qualified individuals. Thus, the Compensation Committee considers recommendations from Arnosti based on an analysis of director compensation at our peer companies and observations from Arnosti regarding the practices of other companies. Our compensation arrangements for our non-employee directors are set forth in our Non-Employee Director Compensation Policy (the "Director Compensation Policy"), and our Board may approve additional cash and equity awards for our non-employee directors in its discretion. The Director Compensation Policy outlines cash and equity compensation automatically payable to non-employee members of the Board, unless such non-employee director declines receipt of such cash or equity compensation by written notice to us. The Compensation Committee reviews our non-employee director compensation relative to industry practices every year.

Our 2018 Equity Incentive Plan provides that the aggregate value of all cash and equity-based compensation granted or paid, as applicable, by the Company to any individual for service as a non-employee director with respect to any fiscal year of the Company will not exceed: (i) a total of $200,000 with respect to any such cash compensation; and (ii) $800,000 in total value with respect to any such equity-based compensation (including awards granted under our 2018 Equity Incentive Plan and any other equity-based awards), provided that for any individual who is first appointed or elected to the Board as a non-employee director during any fiscal year of the Company, the limit for such individual's equity-based compensation will be $1,200,000 with respect to such fiscal year, in each case calculating the value of any such awards based on the grant date fair value of such awards for financial reporting purposes. The limit on non-employee director compensation is not intended to serve as an increase in the annual amount of non-employee director compensation; rather, the limit is intended to provide a cap on the amount of compensation the Board can approve for non-employee directors each year.

CASH COMPENSATION ARRANGEMENTS

During 2022, under our Director Compensation Policy, each member of our Board who was not an employee or officer of the Company received the following cash compensation for Board services:

- A $100,000 annual retainer for service as Chair of the Board or, alternatively, a $50,000 annual retainer for service as a member of the Board.

- A $20,000 annual retainer for the Chair of the Audit Committee and a $10,000 annual retainer for each additional member of the Audit Committee.

- A $15,000 annual retainer for the Chair of the Compensation Committee and a $7,000 annual retainer for each additional member of the Compensation Committee.

- A $10,000 annual retainer for the Chair of the Nominating and Corporate Governance Committee and $5,000 annual retainer for each additional member of the Nominating and Corporate Governance Committee.

Cash compensation is paid on a quarterly basis, in advance, except that for new appointments (whether to the Board or to a committee seat not previously held) the fees for that quarter are pro-rated based on the actual number of days served during such quarter. We also reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our Board and committees of our Board.

EQUITY COMPENSATION

The below summarizes our equity compensation program for non-employee directors under the Director Compensation Policy:

- Each new director automatically receives an initial equity award ("Initial Grant") upon the date each such person is elected or appointed to the Board that vests in equal annual installments over three years, provided the director continues to provide services to us through each vesting date;

- The Initial Grant consists of a non-qualified stock option and an RSU, together equal to the stock option equivalent of 60,000 shares of our common stock;

- On the date of each annual meeting of our stockholders, each non-employee director automatically receives a subsequent equity award ("Subsequent Grant") that vests in full on the one-year anniversary of the grant date, provided the director continues to provide services to us through each vesting date; and

- The Subsequent Grant consists of a non-qualified stock option and an RSU, together equal to the stock option equivalent of 30,000 shares of our common stock.

Each Initial Grant and each Subsequent Grant under the Director Compensation Policy will be delivered such that approximately 75% of the value is delivered as a non-qualified stock option and approximately 25% of the value is delivered as an RSU, using the methodology for determining actual share amounts and the stock option to RSU award ratio most recently approved by the Board or the Compensation Committee. Also, under the Director Compensation Policy, a non-employee director's first Subsequent Grant is reduced to the following:

a. 75% of the Subsequent Grant if the service period from the non-employee director's initial election or appointment date to the annual meeting was between 7 and 10 months;

b. 50% of the Subsequent Grant if the service period from the non-employee director's initial election or appointment date to the annual meeting was between 4 and 7 months;

c. 25% of the Subsequent Grant if the service period from the non-employee director's initial election or appointment date to the annual meeting was between 1 and 4 months; and

d. 0% of the Subsequent Grant if the service period from the non-employee director's initial election or appointment date to the annual meeting was less than 1 month.

DIRECTOR COMPENSATION TABLE

The following table shows certain information with respect to the cash and equity compensation of all non-employee directors of the Company for the fiscal year ended December 31, 2022:

Name[1]	Fees Earned or Paid in Cash[2]	Stock Awards[3][4]	Option Awards[3][4]	Total
Scott Myers	$100,000	$46,930	$127,238	$274,168
Francis R. Cano, Ph.D.	$ 55,000	$62,570	$169,650	$287,220
Julie Eastland	$ 70,000	$62,570	$169,650	$302,220
Andrew A. F. Hack, M.D., Ph.D.	$ 60,000	$62,570	$169,650	$292,220
Daniel L. Kisner, M.D.	$ 67,000	$62,570	$169,650	$299,220
Brent MacGregor	$ 55,000	$62,570	$169,650	$287,220
Peter R. Paradiso, Ph.D.	$ 50,000	$62,570	$169,650	$282,220
Peggy V. Phillips	$ 75,000	$62,570	$169,650	$307,220
Natale Ricciardi	$ 57,000	$62,570	$169,650	$289,220
Elaine Sun	$ 52,989	$31,291	$ 84,825	$169,105

(1) Mr. Spencer was an employee director during 2022, and his compensation is fully reflected in the "Summary Compensation Table" above. Mr. Spencer did not receive any additional compensation in 2022 for services provided as a member of our Board.

(2) Consists of fees earned or paid in 2022 for Board and committee membership as described above.

(3) Represents the aggregate grant date fair value of stock options and RSUs, as applicable, granted in the fiscal year in accordance with ASC 718. See note 15 of our "Notes to Consolidated Financial Statements" in our Annual Report on Form 10-K filed with the SEC on February 23, 2023, for a discussion of assumptions we made in determining the compensation costs included in this column. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by the non-employee directors.

(4) As of December 31, 2022, each then-serving non-employee director held outstanding stock options and RSUs to purchase the following numbers of shares of our common stock: Mr. Myers held options to purchase 61,875 shares of our common stock and RSUs covering 14,732 shares of our common stock; Dr. Cano held options to purchase 122,300 shares of our common stock and RSUs covering 5,357 shares of our common stock; Ms. Eastland held options to purchase 97,500 shares of our common stock and RSUs covering 5,357 shares of our common stock; Dr. Hack held options to purchase 81,250 shares of our common stock and RSUs covering 5,357 shares of our common stock; Dr. Kisner held options to purchase 141,700 shares of our common stock and RSUs covering 5,357 shares of our common stock; Mr. MacGregor held options to purchase 97,500 shares of our common stock and RSUs covering 5,357 shares of our common stock; Dr. Paradiso held options to purchase 91,250 shares of our common stock and RSUs covering 5,357 shares of our common stock; Ms. Phillips held options to purchase 141,700 shares of our common stock and RSUs covering 5,357 shares of our common stock; Mr. Ricciardi held options to purchase 130,250 shares of our common stock and RSUs covering 5,357 shares of our common stock; and Ms. Sun held options to purchase 56,250 shares of our common stock and RSUs covering 13,393 shares of our common stock.

Equity Compensation Plan Information

The following table provides certain information about our equity compensation plans as of the fiscal year ended December 31, 2022.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights[3]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders:			
2011 Equity Incentive Plan	1,086,870	$17.69	—
2014 Employee Stock Purchase Plan[1]	—	$ —	883,796
2018 Equity Incentive Plan	6,071,289	$ 9.04	15,252,440
Equity compensation plans not approved by security holders:			
2017 Inducement Award Plan[2]	99,000	$17.34	—
2021 Inducement Award Plan[4]	2,081,133	$11.56	—[5]
Total:	9,338,292	$10.70	16,136,236

(1) As of December 31, 2022, an aggregate of 883,796 shares remained available for future issuance under the 2014 Employee Stock Purchase Plan.

(2) In order to induce qualified individuals to join our Company, on November 28, 2017, our Board adopted the 2017 Inducement Award Plan (the ''2017 Inducement Plan''), which provided for the issuance of up to 1,200,000 shares of Company common stock to new employees of the Company. Stockholder approval of the 2017 Inducement Plan was not required under Nasdaq Marketplace Rule 5635(c)(4). Upon the effectiveness of the 2018 Equity Incentive Plan, no additional awards were granted under the 2017 Inducement Plan. All shares currently subject to awards outstanding under the 2017 Inducement Plan, which awards expire or are forfeited, are included in the reserve for the 2018 Equity Incentive Plan to the extent such shares would otherwise return to such plan. Awards granted under the 2017 Inducement Plan have a term of 10 years. Exercisability, option price and other terms are determined by the plan administrator, but the option price cannot be less than 100% of fair market value of those shares on the date of grant. Stock options granted under the 2017 Inducement Plan generally vest over a period of four years, with the exception of performance-based awards which will vest upon achievement of certain performance conditions.

(3) 3,517,088 shares subject to restricted stock units (''RSUs'') were granted under the 2018 Equity Incentive Plan. Since these awards have no exercise price, they are not included in the weighted-average exercise price calculation.

(4) In January 2021, our Board adopted the 2021 Inducement Award Plan (the ''2021 Inducement Plan''), under which we initially reserved 1,500,000 shares of common stock, and which we later approved to increase to an aggregate of 3,250,000 shares of common stock for issuance to be used exclusively for grants of awards to individuals who were not previously employees or directors of the Company. Stockholder approval of the 2021 Inducement Plan was not required under Nasdaq Marketplace Rule 5635(c)(4). The 2021 Inducement Plan provides for the issuance of nonstatutory stock options, restricted stock awards, RSUs, stock appreciation rights, performance stock awards and other stock awards exclusively to individuals who were not previously employees or directors of the Company, or who had experienced a bona fide period of non-employment, as an inducement material to the individual's entry into employment with us within the meaning of Nasdaq Marketplace Rule 5635(c)(4). The terms of awards under the 2021 Inducement Plan are substantially similar to those of the 2018 Equity Incentive Plan, including the treatment of awards upon change in control transactions. As of December 31, 2022, options to purchase 2,081,133 shares were outstanding under the 2021 Inducement Plan. All options granted under the 2021 Inducement Plan have a maximum term of seven years. Awards under the 2021 Inducement Plan may be amended by the Board at any time or from time to time in accordance with the terms of the 2021 Inducement Plan and applicable law.

(5) The Board terminated the 2021 Inducement Plan effective as of April 3, 2022, and therefore, there were no shares available for grant under the 2021 Inducement Plan as of December 31, 2022.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE GUIDELINES

In February 2016, our Board adopted Corporate Governance Guidelines that set forth key principles to guide the Board in its exercise of responsibilities and serve the interests of the Company and our stockholders. The Corporate Governance Guidelines were reviewed and updated by the Board in February 2018. Our Corporate Governance Guidelines can be found under the header ''Investors'' and, within that, under the header ''Corporate Governance and Compliance'' of our website at www.dynavax.com. In addition, these guidelines are available in print to any stockholder who requests a copy. Please direct all requests to our Corporate Secretary, Dynavax Technologies Corporation, 2100 Powell Street, Suite 720, Emeryville, California 94608.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS

Our Commitment. We are committed to conducting our business in compliance with all applicable legal and ethical standards. In addition, we are committed to helping to protect the environment.

Our Approach. Our Board oversees our environmental, social and governance efforts through each of our standing Board committees. Our Nominating and Corporate Governance Committee oversees our governance strategy, efforts and policies. Our Compensation Committee oversees the Company's strategies, efforts and policies related to human capital management, including with respect to development, training, engagement and diversity of our employees. Our Audit Committee oversees corporate compliance matters and enterprise risk management and our guidelines and policies with respect to risks relating to data privacy, technology and information security. We also have internal Enterprise Risk Management and Environmental, Social and Governance Committees that report to our Board and our standing Board committees regularly.

Our Core Values. Our core values are deeply ingrained principles that guide our Company's actions and serve as our cultural cornerstones. As a developer and manufacturer of vaccines, we operate with the highest level of quality, integrity, and safety for the betterment of public health. These are paramount aspects of what we do every day. In addition, we strive to maintain a culture that is focused on creating an environment where each employee is valued by the organization and where our organization is valued by each employee. Below is a list of our core values.

- *Committed To Doing What Is Right*: We approach all that we do with integrity and quality to ensure we maintain trust and credibility with patients, colleagues, and all of our stakeholders.

- *Celebrate Individuals*: We recognize each team member as an individual, respecting who they are, and the combined value of everyone's unique perspectives and experiences.

- *A Community Of Collaboration*: We provide support and encouragement to each other, both personally and professionally, to create a community focused on working together to accomplish our shared goals.

- *Empower One Another To Make A Difference*: We operate from a place of trust and high expectations inspiring one another to take ownership, venture beyond the obvious, and to bring our best every day.

- *Embrace The Challenge*: Together, as one team focused on results, we confront challenges with confidence and enthusiasm, never letting obstacles or hard work deter us from driving innovation.

Ethics and Compliance. Our Ethics and Compliance program includes our Code of Business Conduct and Ethics, which sets forth our expectations that all of our employees globally conduct their business activities in a legal and ethical manner. The Code of Business Conduct and Ethics can be found on our website under the header ''Investors'' and, within that, under the header ''Corporate Governance and Compliance.'' We have a Chief Ethics and Compliance Officer, a Compliance Steering Committee and policies, procedures and training addressing specific aspects of our business, including advertising and promotion; engagements with healthcare providers; and regarding our business activities outside the United States to ensure they comply with the U.S. Foreign Corrupt Practices Act and all other applicable anti-corruption laws. We certify on an annual basis to having a comprehensive compliance program that meets the standards set forth under California law. This certification, which sets forth all of the elements of our healthcare compliance program, can be found on our website.

Product Safety and Quality. We have a comprehensive drug safety and pharmacovigilance system to fulfil our legal responsibilities in relation to pharmacovigilance and which is designed to monitor the safety of our products to detect any change to their risk-benefit profile. Our drug safety and pharmacovigilance team receive, review and perform analyses of safety information received globally from a number of sources, including but not limited to, clinical trials, scientific publications and literature, and post-marketing spontaneous reports to identify any safety trends or signals that may impact the risk-benefit profile of our products.

The objective of our product quality system is to ensure consistent, sustainable production of safe and effective products, while facilitating continuous improvement of our processes and systems. These objectives are formalized in the Company's quality manual, which outlines the Company's commitments to compliance with all applicable regulatory requirements and safety and quality best practices, including current Good Manufacturing Practices, Good Distribution Practices, Good Laboratory Practices, Good Pharmacovigilance Practices, and Good Clinical Practices wherever appropriate. Our executive management has appointed a quality function, led by our Vice President of Quality, with the authority and responsibility for coordinating all aspects of our quality system and our Vice President of Quality reports directly to our President and Chief Operating Officer. In addition, all personnel involved in pharmaceutical product development, production and testing participate in training and qualification programs, designed to ensure that they have the necessary education, training and experience to perform their job functions.

Environmental. We have made, and will continue to make, expenditures for environmental compliance and protection. To that end, our headquarters is in a building certified as "Gold" level on the LEED Scorecard as set forth by the United States Green Building Committee. Additionally, we offer incentives to our employees to utilize public transit in order to reduce traffic congestion and pollution and there is a free shuttle from our building to public transportation. Access to our offices has been limited to essential workers since the beginning of the pandemic. We do not plan to have our headquarter-based employees return to our headquarters full-time in the near future. We believe this transition to a largely virtual environment further helps reduce congestion and pollution. Additionally, during 2022, we significantly reduced the size of our headquarters office space, which we expect will further reduce our carbon footprint both in terms of energy consumption and less drivers driving to our office.

For the automobile fleet for our U.S. based sales force, we strive to keep the carbon footprint of the fleet low through replacing vehicles roughly every three years to take advantage of the latest technology regarding fuel economy. In addition, we have an active recycling program. In our office and manufacturing facility in Germany, we offer incentives to our employees to lease bikes or e-bikes in order to reduce traffic congestion and pollution, and we strive to reduce energy consumption with a variety of measures including obtaining more than 90% of electrical power from renewable sources. We continue to consider other ways in which we can conduct our business in an environmentally friendly manner.

Development, Training, Engagement and Diversity of Our Employees. Attracting and retaining top talent is key to the achievement of our strategic goals. The development and engagement of our employees is also a top priority of the human resources team. We perform annual performance reviews of all employees, and we seek employee feedback in a variety of ways, including annual employee surveys. In 2022, 30 leaders and key contributors completed a leadership development program led by an outside facilitator. Our senior management and human resources team periodically undertake comprehensive succession planning and talent development plan reviews, which include employees in senior director and above roles, and our leadership development program is designed to support the needs identified in these reviews. In addition, we have an extensive series of employee training programs on business ethics and compliance matters, including required annual trainings on our Code of Business Conduct and Ethics, our Anti-Corruption Compliance Policy and certain cybersecurity topics. Also, depending on employee roles and departments, we also provide employee training programs on medical affairs, commercial, sales and other matters.

In 2022, we continued to advance our three Diversity, Equity, and Inclusion ("DEI") Commitments:

- Fostering a culture where all employees are recognized and appreciated for the unique individuals they are and for their accomplishments in the workplace.

- Providing education to our employees on the negative effects of unconscious bias.

- Building and sustaining a team filled with a diversity of personal experiences, backgrounds, and perspectives.

In connection with our 2022 corporate goals, we partnered with external DEI consultants to develop and deliver unconscious bias training to our employees in 2022. Further, we train all hiring managers and those who interview candidates in the talent acquisition process on unconscious bias. Our human resources team undertakes to oversee and audit our DEI commitments and initiatives periodically and regularly reports to our senior management, including with respect to workforce demographic data. One of our corporate goals for 2023 is advancing our DEI commitments by launching mosaic community groups, which are employee resource and affinity groups formed to grow community and focus on a common interest or purpose. We recently launched our DEI survey to all employees, such that we can gather further information on our DEI initiatives and continue to work on our DEI commitments. We strive to create a diverse workforce and continue to work towards greater diversity in our workforce.

Community Involvement and Philanthropy. In 2022, we were proud to partner with Life Science Cares, a non-profit organization that leverages the power of the life science industry to solve one of our most intractable social issues—poverty. We also held our first annual Community Involvement Day in the U.S. in late 2022. During this Community Involvement Day, all U.S. employees were encouraged to dedicate their day to volunteerism, and many employees volunteered at local non-profits across the country. We also found several ways to support the Emeryville Unified School District with donations and guest speakers. We continue to provide all of our U.S. employees two paid days to volunteer in their local communities. Additionally, from time to time, we make donations to support a variety of charitable organizations which we believe align with our core values.

Vaccine Access. We are committed to developing and commercializing novel vaccines to help protect the world against infectious diseases, by utilizing proven, innovative adjuvant technology. We are currently focused on our efforts to drive long-term stockholder value by maximizing utilization of our HEPLISAV-B hepatitis B vaccine, advancing our CpG 1018 adjuvant supply strategy, most notably through COVID-19 collaborations, and expanding our own portfolio of innovative vaccine candidates leveraging our proven adjuvant technology.

To support the fight against COVID-19, we collaborated with five other organizations, including partners operating in India and China, on their development of COVID-19 vaccines, by supplying them with CpG 1018 adjuvant under commercial supply agreements supported by two contract manufacturing organizations, with whom we developed and implemented plans to help scale-up activities to support pandemic-level production of our CpG 1018 adjuvant as necessary to support these and any future collaborations. By the end of 2022, all five of our collaborators had received emergency use authorization and/or full approval for their COVID-19 vaccines, and our pending supply obligations under our related supply agreements have been fully satisfied. In addition to contributing to worldwide vaccine production efforts, we are proud of supporting our partners' efforts, where applicable, to manufacture and supply vaccines to developing and lower income countries, including an approved product in India. In 2021, we entered into an agreement and a subsequent amendment (the ''CEPI Agreement'') with Coalition for Epidemic Preparedness Innovations (''CEPI'') for the manufacture and reservation of a specified quantity of CpG 1018 adjuvant. The CEPI Agreement enables CEPI to direct the supply of CpG 1018 adjuvant to CEPI partner(s). We continue to work to identify other programs where CpG 1018 adjuvant can be utilized to enhance the immune response to a coronavirus vaccine or other vaccines targeted at serving a global unmet need.

We have in the past made donations to Direct Relief, a humanitarian aid organization, of our HEPLISAV-B hepatitis B vaccine to help protect healthcare professionals on the front lines of the COVID-19 response and to support efforts focused on providing medicines and supplies to vulnerable patient populations.

STOCKHOLDER OUTREACH AND ENGAGEMENT

Our Board and management team value the views of our stockholders and we proactively engage with our major stockholders on a regular basis throughout the year. In addition, we seek feedback from the governance teams of our largest institutional stockholders each year. We believe our outreach efforts help ensure that our stockholders are aware of our governance initiatives and provide us with valuable feedback in order to enhance our governance practices and disclosure to stockholders. We contacted the governance teams of our largest institutional stockholders in early 2023. The bulk of the stockholders, while appreciating the outreach, did not have questions or concerns they needed addressed in a call. We spoke with 100% of the stockholders that wanted to provide us with feedback at that time. During these discussions, which included an opportunity for detailed questions, we engaged in meaningful dialog with these stockholder representatives about our compensation and corporate governance programs. In response to external feedback, we increased the performance-linked equity to 30% of equity awards made to executives for 2023, and have enhanced our Environmental, Social and Governance disclosures immediately above.

MAJORITY VOTE POLICY

Our Corporate Governance Guidelines include a provision whereby any nominee for director in an uncontested election would submit an offer of resignation for consideration by the Nominating and Corporate Governance Committee of the Board, if such nominee receives a greater number of "Withhold" votes than "For" votes. The Nominating and Corporate Governance Committee would then consider all of the relevant facts and circumstances and recommend to the Board the action to be taken with respect to such offer of resignation. Promptly following the Board's decision, we would disclose that decision and an explanation of such decision in a filing with the SEC or a press release.

PLEDGING/HEDGING POLICY

We have a policy that prohibits our executive officers, directors and other members of management from engaging in short sales, transactions in put or call options, hedging transactions or other inherently speculative transactions with respect to our stock. No waivers of this policy were requested or provided during 2022.

BOARD DIVERSITY

Due to the global and diverse nature of our business, our Board believes it is important to consider whether a Board candidate assists in achieving a mix of Board members that represents a diversity of backgrounds and experience, including with respect to age, gender, international background, race and specialized experience. Each year, our Nominating and Corporate Governance Committee reviews its Board membership criteria and assesses the composition of the Board against the criteria. During 2021, we added additional directors that not only brought in diverse backgrounds and professional experiences, but we also increased the diversity of our Board further in terms of underrepresented minority and female membership. Below is an overview of our Board diversity as currently composed.

Board Diversity Matrix (As of April 3, 2023)[1]				
Total Number of Directors: 11				
	Female	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Part I: Gender Identity				
Directors	3	8	—	—
Part II: Demographic Background				
African American or Black	—	—	—	—
Alaskan Native or Native American	—	—	—	—
Asian	1	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	8	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+			—	
Did Not Disclose Demographic Background			—	

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[1] The Board Diversity Matrix in our proxy statement filed in conjunction with our 2022 Annual Meeting of Stockholders included the same data.

INDEPENDENCE OF THE BOARD OF DIRECTORS

As required under the Nasdaq Stock Market, or Nasdaq listing standards, and our Corporate Governance Guidelines, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. In addition, applicable Nasdaq rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating committees be independent within the meaning of applicable Nasdaq rules. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act.

Consistent with these considerations, our Board undertook a review of the independence of each director and considered whether any director has a material relationship that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. After review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent registered public accounting firm, the Board has affirmatively determined that the following directors are independent directors within the meaning of the applicable Nasdaq listing standards: Ms. Eastland, Mr. Myers, Ms. Phillips, Ms. Sun, Mr. MacGregor and Mr. Ricciardi, as well as Drs. Cano, Hack, Kisner and Paradiso. In making this determination, our Board considered certain relationships and transactions that occurred in the ordinary course of business between the Company and entities with which some of our directors are or have been affiliated, including the affiliation of Dr. Hack with Bain Capital Life Sciences Fund, L.P. and BCIP Life Associates, L.P. ("Bain Life Sciences"), as a managing director of Bain Capital Life Sciences Investors, LLC, the general partner of Bain Life Sciences, a holder of less than 5% of our common stock. We also considered Dr. Paradiso's relationship to CEPI, as a member of its R&D Manufacturing Investment Committee, in light of the transaction entered into between the Company and CEPI in January 2021, pursuant to which CEPI provided the Company, among other things, financing to manufacture our CpG 1018 adjuvant in the form of a forgivable loan that we can and have drawn upon, and that CEPI partners will be able to buy CpG 1018 adjuvant from us under certain prescribed terms as set forth in that same agreement. We also considered a consulting agreement Dr. Paradiso entered into with the Company in January 2023, pursuant to which Dr. Paradiso may receive $500 per hour for certain advisory services related to our research and development programs and the scientific evaluation of opportunities, as well as $250 per hour for associated travel time. The Board determined that none of these transactions would impair Drs. Hack or Paradiso's independence or interfere with the exercise of independent judgment in carrying out director responsibilities. With respect to Dr. Paradiso, our Board determined that he was independent for purposes other than serving on the Audit Committee or Compensation Committee, each of which he is not a member.

By virtue of his employment with the Company as Chief Executive Officer, Ryan Spencer is not an independent director.

BOARD LEADERSHIP STRUCTURE

Our Board is currently chaired by Scott Myers. The duties of the chairperson include presiding over all meetings of the Board, preparing the agenda for Board meetings in consultation with the Chief Executive Officer and other members of our Board, and calling and presiding over meetings of non-employee directors. Accordingly, the chairperson has substantial ability to shape the work of our Board. Our Board currently believes that separation of the positions of chairperson and Chief Executive Officer reinforces the independence of our Board in its oversight of our business and affairs. In addition, such separation helps create an environment that is more conducive to objective evaluation and oversight of management's performance, increasing management accountability and improving the ability of our Board to monitor whether management's actions are in the best interests of our Company and its stockholders.

Our Board also believes there may be advantages to having an independent chairperson for matters such as communications and relations between our Board, the Chief Executive Officer and other senior management and in assisting our Board in reaching consensus on particular strategies and policies. Having a chairperson separate from the Chief Executive Officer also allows the chairperson to focus on assisting the Chief Executive Officer and other senior management in seeking and adopting successful business strategies and risk management policies and in making successful choices in management succession.

BOARD'S ROLE IN RISK OVERSIGHT

Risk assessment and oversight are an integral part of our governance and management processes. Our Board encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing the Company. Throughout the year, senior management reviews these risks with the Board at regular Board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our Board does not have a standing risk management committee but rather administers this oversight function directly through our Board as a whole as well as through various standing committees of our Board that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure generally. Our Audit Committee has the responsibility to oversee our major financial risk exposures and the steps our management has taken to monitor and control these exposures as well as oversight of our enterprise risk management program. The Audit Committee also monitors compliance with legal and regulatory requirements, oversees our guidelines and policies with respect to risks relating to data privacy, technology and information security, oversees the performance of our internal audit function and approves or disapproves any related-persons transactions. Furthermore, our Audit Committee also has responsibility for overseeing and assessing risk exposure relating to our healthcare compliance program pertaining to healthcare laws, regulations and industry standards applicable to pharmaceutical companies, a role that was previously administered by our full Board. Our Nominating and Corporate Governance Committee monitors the effectiveness of our corporate governance guidelines and manages the process for annual director self-assessment and evaluation of the Board. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

MEETINGS OF THE BOARD OF DIRECTORS

During 2022, (i) our full Board met four times, (ii) our Audit Committee met five times, (iii) our Compensation Committee met seven times and (iv) our Nominating and Corporate Governance Committee met nine times. All Board members attended at least 75% or more of the aggregate of the meetings of the Board and of the committees on which the member served held during the period of service as a director or committee member.

COMMITTEES OF THE BOARD OF DIRECTORS

Our Board has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The following table provides membership and meeting information for fiscal year 2022 for each of the Board committees:

Name	Audit	Compensation	Nominating and Corporate Governance
Scott Myers			
Francis R. Cano, Ph.D.			Member
Julie Eastland	Chair*		
Andrew A. F. Hack, M.D., Ph.D.	Member*		
Daniel L. Kisner, M.D.		Member	Chair
Brent MacGregor			Member
Peter R. Paradiso, Ph.D.			
Peggy V. Phillips	Member	Chair	
Natale Ricciardi[1]		Member	
Elaine Sun[2]			
Total Members	**3**	**3**	**3**
Total Meetings	**5**	**7**	**9**

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*   Qualified Audit Committee Financial Expert

[1]   Term expires effective as of the Annual Meeting

[2]   Subsequently appointed to the Audit Committee effective April 1, 2023

Below is a description of each committee of our Board. Each of the committees has authority to engage legal counsel or other experts or consultants as it deems appropriate to carry out its responsibilities. Our Board has determined that each member of each committee meets the applicable Nasdaq listing standards and related rules and regulations regarding "independence" and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to the Company.

Audit Committee

For 2022, our Audit Committee was composed of three directors: Ms. Eastland (Chairperson), Dr. Hack and Ms. Phillips. Ms. Sun was appointed to our Audit Committee effective April 1, 2023. In addition to determining that all members of the Audit Committee are independent (as independence is currently defined in

Rule 5605(c)(2)(A)(i) and (ii) of the Nasdaq listing standards), the Board determined that each of Ms. Eastland and Dr. Hack qualified as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of each of their level of knowledge and experience based on a number of factors, including their respective formal education and experience as a chief financial officer. The Audit Committee was established by the Board in accordance with Section 3(a)(58)(A) of the Exchange Act to oversee the Company's corporate accounting and financial reporting processes and audits of its financial statements. During 2022, the Audit Committee met on five occasions.

The Audit Committee operates under a written charter that is available on the Company's website at https://investors.dynavax.com/corporate-governance.

Among other things, the charter specifically requires our Audit Committee to:

- review and monitor the policies and procedures adopted by the Company to fulfill its responsibilities regarding the fair and accurate presentation of the Company's financial statements;

- appoint, compensate, and oversee the work of the Company's independent registered public accounting firm;

- approve and monitor all audit and non-audit services performed by the Company's independent registered public accounting firm;

- consider and approve or disapprove any related party transaction as defined under the SEC Regulation S-K Item 404, to the extent required by SEC regulations and Nasdaq rules;

- consult and discuss with management and the independent registered public accounting firm regarding the effectiveness of the Company's internal controls over financial reporting;

- establish, review, oversee and monitor compliance with procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

- oversee the Company's healthcare compliance program;

- review and evaluate the Company's accounting principles and systems of internal controls; and

- review and discuss the disclosure of the Company's annual audited financial statements and quarterly financial statements, including reviewing the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in its periodic reports to be filed with the SEC.

Management is responsible for the financial reporting process, including the system of internal controls and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. Ernst & Young, the Company's independent registered public accounting firm, is responsible for auditing or reviewing those financial statements. The Audit Committee monitors and reviews these processes.

Report of the Audit Committee of the Board of Directors

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2022 with management of the Company. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent accountants' communications with the audit committee concerning independence and has discussed with the independent registered public accounting firm the accounting firm's independence. Based on the foregoing, the Audit Committee has recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Ms. Julie Eastland (Chairperson)
Dr. Andrew A. F. Hack, M.D., Ph.D.
Ms. Peggy V. Phillips
Ms. Elaine Sun

Compensation Committee

For 2022, our Compensation Committee was composed of three directors: Ms. Phillips (Chairperson), Dr. Kisner and Mr. Ricciardi. As of the Annual Meeting, Mr. Ricciardi will no longer serve as a member of our Compensation Committee. All members of the Compensation Committee are independent as required by Nasdaq Rule 5605(d) (as independence is currently defined in Rule 5605(a)(2) of the Nasdaq listing standards), are "outside directors" for purposes of Section 162(m) of the Code and are "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act.

During 2022, the Compensation Committee held seven meetings. The Compensation Committee acts on behalf of the Board to review, recommend for adoption, and oversee the Company's compensation strategy, policies, plans and programs. The Compensation Committee operates under a written charter that is available on the Company's website at https://investors.dynavax.com/corporate-governance. Among other things, the charter specifically requires our Compensation Committee to:

- Annually review and approve the Company's corporate performance goals and objectives relevant to Chief Executive Officer compensation, evaluate the Chief Executive Officer's performance in light of such goals and objectives, and recommend to the Board the Chief Executive Officer's compensation level based on this evaluation. In determining the long-term incentive component of the Chief Executive Officer's compensation, the Compensation Committee will consider the Company's performance and relative stockholder return, the value of similar incentive awards to Chief Executive Officers at comparable companies, and the awards given to the Company's Chief Executive Officer in past years;
- annually review and make recommendations to the Board with respect to incentive compensation plans and equity-based plans;
- annually review Director compensation and make recommendation to the Board;
- administer the Company's incentive-compensation plans and equity-based plans as in effect and as adopted from time to time by the Board provided that the Board shall retain the authority to interpret such plans;
- annually review and approve for the Company's executive officers as defined in Rule 16a-1(f) of the Exchange Act: i) annual base salary levels; ii) annual incentive compensation levels; iii) long-term incentive compensation levels; and iv) employment agreements, severance agreements, change of control agreements/provisions and any other compensatory arrangements, in each case as, when and if appropriate;
- make regular reports to the Board; and
- perform such other functions and have such other powers consistent with the Compensation Committee Charter, the Company's Bylaws and governing laws as the Compensation Committee or the Board may deem appropriate.

Under its charter, our Compensation Committee may form, and delegate authority to, subcommittees, as appropriate. Our Compensation Committee has authorized and delegated authority to our Chief Executive Officer to grant stock options to employees and consultants who are not officers of the Company from pre-approved pools and in accordance with guidelines designated for new hire and annual grants. The purpose of this delegation is to enhance the flexibility of option administration within the Company and to facilitate the timely grant of options to non-executive employees, particularly new employees, within specified limits and values approved by our Compensation Committee.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee at any time has been one of our officers or employees or an officer or employee of one of our subsidiaries at any time during the fiscal year ended December 31, 2022. None of our executive officers currently serve, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our Board or Compensation Committee.

Nominating and Corporate Governance Committee

For 2022, our Nominating and Corporate Governance Committee was composed of three directors: Drs. Kisner (Chairperson) and Cano and Mr. MacGregor. All members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the Nasdaq listing standards). The Nominating and Corporate Governance Committee is responsible for identifying, reviewing and evaluating candidates to serve as directors of the Company (consistent with criteria approved by the Board), reviewing and evaluating incumbent directors and identifying with the Chief Executive Officer candidates for appointment or election to the Board.

In identifying potential director candidates, the Nominating and Corporate Governance Committee considers Board candidates through a variety of methods and sources. These include suggestions from current Board members, senior management, stockholders, professional search firms and other sources. At this time, the Nominating and Corporate Governance Committee does not have a policy with regard to the consideration of director candidates recommended by stockholders. While the Nominating and Corporate Governance Committee does not have such a formal policy, it will consider such a recommendation. Our Board believes that it is appropriate that the Nominating and Corporate Governance Committee does not have such a policy because the Nominating and Corporate Governance Committee reviews all candidates in the same manner regardless of the source of the recommendation. In the case of a new director candidate, the Nominating and Corporate Governance Committee also determines whether the nominee is independent based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. Among the qualifications to be considered in the selection of candidates are broad experience in business, finance or administration, familiarity with the Company's industry, and prominence and reputation. Since prominence and reputation in a particular profession or field of endeavor are what bring most persons to the Board's attention, there is further consideration of whether the individual has the time available to devote to the work of the Board and one or more of its committees. In addition, our Nominating and Corporate Governance Committee will consider whether the candidate assists in achieving a mix of members that represents a diversity of backgrounds and experience, including with respect to age, gender, international background, race and specialized experience. Each year, our Nominating and Corporate Governance Committee reviews its Board membership criteria and assesses the composition of the Board against the criteria.

The members of the Nominating and Corporate Governance Committee informally discussed committee business a number of times during the year and the Nominating and Corporate Governance Committee held nine formal meetings during 2022. The Nominating and Corporate Governance Committee has adopted a written charter that is available to stockholders on the Company's website at https://investors.dynavax.com/corporate-governance.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Stockholders may communicate with our Board by directing comments, concerns, and questions to the Corporate Secretary at Dynavax Technologies Corporation, 2100 Powell Street, Suite 720, Emeryville, California 94608. Communications will be distributed to the Board, or to any individual directors as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, our Board has requested that certain items that are unrelated to the duties and responsibilities of the Board be filtered, including product complaints or inquiries, new product suggestions, résumés and other forms of job inquiries, surveys, or business solicitations or advertisements. In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded, with the provision that any communication that is filtered out must be made available to any non-employee director upon request. Stockholders may also communicate with our Board as a group through our website at https://investors.dynavax.com/corporate-governance/contact-the-board. All communications directed to the Audit Committee in accordance with our whistleblower policy that relate to questionable accounting or auditing matters involving the Company will be promptly and directly forwarded to the chairperson of the Audit Committee. Every effort has been made to ensure that the views of stockholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner.

CERTAIN TRANSACTIONS

Since January 1, 2022, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is to be a party in which the amount involved exceeds $120,000 and in which any current director, executive officer, holder of more than 5% of our common stock or any immediate family member of any of the foregoing persons had or will have a direct or indirect material interest other than compensation arrangements, described under the sections entitled "Executive Compensation" and "Director Compensation," and with respect to the indemnification agreements described below.

Related Persons Transactions and Indemnification

Policies and Procedures for Related Person Transactions

Our Audit Committee is responsible for reviewing and approving all related party transactions, which would include a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any "related person" are participants involving an amount that exceeds $120,000, not including transactions involving compensation for services provided to Dynavax as an employee, director, consultant or similar capacity by a related person. Related parties include any of our directors or executive officers, certain of our stockholders and their immediate family members. This obligation is set forth in writing in the Audit Committee charter. A copy of the Audit Committee charter is available on the Company's website at https://investors.dynavax.com/corporate-governance.

Where a transaction has been identified as a related-person transaction, management would present information regarding the proposed related-person transaction to the Audit Committee (or, where Audit Committee approval would be inappropriate, to another independent body of the Board) for consideration and approval or ratification. The presentation would include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to Dynavax of the transaction and whether any alternative transactions were available. To identify related-person transactions in advance, the Audit Committee relies on information supplied by our executive officers and directors. In considering related-person transactions, the Audit Committee takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to Dynavax, (b) the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. In determining whether to approve, ratify or reject a related-person transaction, the Audit Committee considers, in light of known circumstances, whether the transaction is, or is not, consistent with the best interests of Dynavax and our stockholders, as the Audit Committee determines in the good faith exercise of its discretion.

Indemnity Agreements

We have entered into indemnity agreements with some of our officers and directors so that they will be free from undue concern about personal liability in connection with their service to the Company. The indemnity agreements provide, among other things, that the Company will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of the Company, and otherwise to the fullest extent permitted under Delaware law.

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted the Dynavax Code of Business Conduct and Ethics that applies to all officers, directors and employees. Our Code of Business Conduct and Ethics is available on our website at https://investors.dynavax.com/corporate-governance and upon written request. We will provide a written copy of the Dynavax Code of Business Conduct and Ethics to anyone without charge, upon request written to Dynavax Technologies Corporation, Attention: Corporate Secretary, 2100 Powell Street, Suite 720, Emeryville, California 94608, or contact Dynavax's Corporate Secretary at (510) 848-5100. If we make any substantive amendments to or grant any waiver from a provision of the Code of Business Conduct and Ethics to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website. There have been no waivers under the Code of Business Conduct and Ethics as of the date of filing of this proxy statement.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company's common stock as of March 15, 2023 by: (i) each director and nominee for director; (ii) the NEOs; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its common stock.

Name and Address of Beneficial Holder	Number of Shares[2]	Percent of Shares Beneficially Owned[3]
5% Stockholders		
BlackRock, Inc.[4]	19,086,463	14.86%
Federated Hermes, Inc.[5]	12,640,363	9.84%
State Street Corporation[6]	9,992,504	7.78%
The Vanguard Group[7]	8,344,862	6.50%
NEOs and Directors[1]		
Ryan Spencer[8]	1,162,790	*
David F. Novack[9]	863,702	*
Kelly MacDonald[10]	292,844	*
Robert Janssen, M.D.[11]	377,770	*
Francis R. Cano, Ph.D.[12]	120,634	*
Julie Eastland[13]	58,334	*
Andrew A. F. Hack, M.D., Ph.D.[14]	58,750	*
Daniel L. Kisner, M.D.[15]	120,700	*
Brent MacGregor[16]	58,334	*
Scott Myers[17]	15,000	*
Peter R. Paradiso, Ph.D.[18]	55,084	*
Peggy V. Phillips[19]	146,933	*
Natale Ricciardi[20]	107,750	*
Elaine Sun[21]	15,000	*
All executive officers and directors as a group (14 persons)[22]	3,453,625	2.62%

* Less than one percent.

(1) The address of each of the NEOs and directors is c/o Dynavax Technologies Corporation, 2100 Powell Street, Suite 720, Emeryville, California 94608.

(2) To our knowledge, except as set forth in the footnotes to this table, and subject to applicable community property laws, each person named in this table has sole voting and investment power with respect to the shares set forth opposite such person's name.

(3) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities. Shares of our common stock subject to options currently exercisable or that will become exercisable within 60 days after March 15, 2023, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Applicable percentages are based on 128,463,884 shares of our common stock outstanding as of March 15, 2023, adjusted as required by the rules of the SEC.

(4) This information is based solely on Schedule 13G/A filed by BlackRock, Inc. on January 26, 2023, with the SEC. BlackRock, Inc. beneficially owns and has sole dispositive power over 19,086,463 shares of common stock, of which 19,086,463 shares are held with sole dispositive power and 18,910,430 shares are held with sole voting power. The address of the principal business and office of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. The Schedule 13G/A provides information only as of December 31, 2022, and consequently, the beneficial ownership of the above-mentioned reporting person may have changed between December 31, 2022 and March 15, 2023.

(5) This information is based solely on a Schedule 13G/A filed by Federated Hermes, Inc. on February 1, 2023, with the SEC. Federated Hermes, Inc. beneficially owns 12,640,363 shares and has sole dispositive or sole voting power over all 12,640,363 shares. Federated Hermes, Inc.'s outstanding voting stock is held in the voting shares irrevocable trust for which Thomas R. Donahue and J. Christopher Donahue (the "Trustees") act as trustees. Each of the Trustees has collective voting control over Federated Hermes, Inc. The address of the principal business and office of Federated Hermes, Inc. and each of the Trustees is 1001 Liberty Avenue, Pittsburgh, PA 15222-3779. The Schedule 13G/A provides information only as of December 31, 2022, and consequently, the beneficial ownership of the above-mentioned reporting person may have changed between December 31, 2022 and March 15, 2023.

(6) This information is based solely on a Schedule 13G/A filed by State Street Corporation on February 9, 2023, with the SEC. State Street Corporation beneficially owns 9,992,504 shares and has no sole dispositive or sole voting power. The address of the principal business and office of State Street Corp. is 1 Lincoln Street, Boston, MA 02111. The Schedule 13G/A provides information only as of December 31, 2022, and, consequently, the beneficial ownership of the above-mentioned reporting person may have changed between December 31, 2022 and March 15, 2023.

(7) This information is based solely on Schedule 13G filed by The Vanguard Group on February 9, 2023, with the SEC. The Vanguard Group beneficially owns 8,344,862 shares and has sole dispositive power over 8,044,087 shares of common stock and no sole voting power. The address of the principal business of The Vanguard Group is 100 Vanguard Boulevard, Malvern, PA 19355. The Schedule 13G provides information only as of December 30, 2022, and consequently, the beneficial ownership of the above-mentioned reporting person may have changed between December 30, 2022 and March 15, 2023.

(8) Consists of 178,459 shares of common stock owned directly by Mr. Spencer and options to purchase 984,331 shares of common stock exercisable within 60 days of March 15, 2023.

(9) Consists of 20,702 shares of common stock owned directly by Mr. Novack and options to purchase 843,000 shares of common stock exercisable within 60 days of March 15, 2023.

(10) Consists of 2,359 shares of common stock owned directly by Ms. MacDonald and options to purchase 290,485 shares of common stock exercisable within 60 days of March 15, 2023.

(11) Consists of 49,925 shares of common stock owned directly by Dr. Janssen and options to purchase 327,845 shares of common stock exercisable within 60 days of March 15, 2023.

(12) Consists of 20,834 shares of common stock owned directly by Dr. Cano and options to purchase 99,800 shares of common stock exercisable within 60 days of March 15, 2023.

(13) Consists of options to purchase 58,334 shares of common stock exercisable within 60 days of March 15, 2023.

(14) Consists of options to purchase 58,750 shares of common stock exercisable within 60 days of March 15, 2023. Does not include an aggregate of 3,915,000 shares of common stock held directly by Bain Capital Life Sciences Fund, L.P. and BCIP Life Sciences Associates, LP (collectively, the "Bain Capital Life Sciences Entities"). Bain Capital Life Sciences Investors, LLC ("BCLSI") is the ultimate general partner of Bain Capital Life Sciences Fund, L.P. and governs the investment strategy and decision-making process with respect to investments held by BCIP Life Sciences Associates, LP. Dr. Hack is a Partner of BCLSI. As a result, Dr. Hack may be deemed to share beneficial ownership of the shares of common stock held by the Bain Capital Life Sciences Entities.

(15) Consists of 1,500 shares of common stock owned directly by Dr. Kisner and options to purchase 119,200 shares of common stock exercisable within 60 days of March 15, 2023.

(16) Consists of options to purchase 58,334 shares of common stock exercisable within 60 days of March 15, 2023.

(17) Consists of options to purchase 15,000 shares of common stock exercisable within 60 days of March 15, 2023.

(18) Consists of 3,000 shares of common stock owned directly by Dr. Paradiso and options to purchase 52,084 shares of common stock exercisable within 60 days of March 15, 2023.

(19) Consists of 27,733 shares of common stock owned directly by Ms. Phillips and options to purchase 119,200 shares of common stock exercisable within 60 days of March 15, 2023.

(20) Consists of options to purchase 107,750 shares of common stock exercisable within 60 days of March 15, 2023.

(21) Consists of options to purchase 15,000 shares of common stock exercisable within 60 days of March 15, 2023.

(22) Total number of shares includes common stock, in aggregate, held as of March 15, 2023, by our executive officers and directors and entities affiliated with such executive officers and directors. Also includes options to purchase 3,149,113 shares of common stock exercisable within 60 days of March 15, 2023.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other annual meeting materials with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other annual meeting materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Dynavax stockholders will be "householding" the Company's proxy materials. A single Notice of Internet Availability of Proxy Materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, please notify your broker or Dynavax. Direct your written request to Dynavax Technologies Corporation, Attention: Corporate Secretary, 2100 Powell Street, Suite 720, Emeryville, California 94608, or contact Dynavax's Corporate Secretary at (510) 848-5100. Stockholders who currently receive multiple copies of the Annual Meeting materials at their addresses and would like to request "householding" of their communications should contact their brokers.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

Kelly MacDonald
Chief Financial Officer

April 13, 2023

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, is available without charge upon written request to: Dynavax Technologies Corporation, Attention: Corporate Secretary, 2100 Powell Street, Suite 720, Emeryville, California 94608.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 001-34207

Dynavax Technologies Corporation

(Exact name of registrant as specified in its charter)

Delaware	**33-0728374**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

2100 Powell Street, Suite 720
Emeryville, CA 94608
(510) 848-5100

(Address, including Zip Code, and telephone number, including area code, of the registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol(s):	Name of each exchange on which registered:
Common Stock, $0.001 par value	DVAX	Nasdaq Global Select Market

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registration was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant, based upon the closing sale price of the common stock on June 30, 2022 as reported on the Nasdaq Capital Market, was approximately $1.1 billion. Shares of common stock held by each officer and director and by each person known to the Company who owns 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 21, 2023, the registrant had outstanding 127,686,631 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement for the registrant's 2023 Annual Meeting of Stockholders are incorporated by reference into Part III, Items 10-14 of this Form 10-K. The Definitive Proxy Statement will be filed no later than 120 days after the close of the registrant's fiscal year ended December 31, 2022.

Auditor Firm Id: 42	Auditor Name: Ernst & Young LLP	Auditor Location: San Francisco, California

INDEX

DYNAVAX TECHNOLOGIES CORPORATION

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to a number of risks and uncertainties. All statements that are not historical facts are forward-looking statements, including statements about our ability to successfully commercialize HEPLISAV-B®, CpG 1018 adjuvant or any future product, our anticipated market opportunity and level of sales of HEPLISAV-B and CpG 1018 adjuvant, our ability to manufacture sufficient supply of HEPLISAV-B to meet future demand, our business, collaboration and regulatory strategy, our ability to successfully support the development and commercialization of other vaccines containing our CpG 1018 adjuvant, including any current or potential vaccine for COVID-19 that stem from our collaboration partners or any other parties, our ability to manufacture sufficient supply of CpG 1018 adjuvant to meet potential future demand in connection with new vaccines, including COVID-19 vaccines, the development, advancement of and milestones concerning our tetanus, diphtheria and pertussis, shingles and plague programs, including timing, scope, design and interim results of clinical trials and the safety and tolerability profile of product candidates, our ability to develop and expand our clinical research pipeline, our ability to meet regulatory requirements, the direct and indirect impact of the ongoing COVID-19 global pandemic and other market factors on our business and operations, including sales of HEPLISAV-B, uncertainty regarding our capital needs and future operating results and profitability, anticipated sources of funds, liquidity and cash needs, as well as our plans, objectives, strategies, expectations and intentions for our business. These statements appear throughout this Annual Report on Form 10-K and can be identified by the use of forward-looking language such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "future," or "intend," or the negative of these terms or other variations or words of similar import. In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Actual results may vary materially from those in our forward-looking statements as a result of various factors that are identified in "Item 1A—Risk Factors" and "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report on Form 10-K. No assurance can be given that the risk factors described in this Annual Report on Form 10-K are all of the factors that could cause actual results to vary materially from the forward-looking statements. All forward-looking statements speak only as of the date of this Annual Report on Form 10-K. Readers should not place undue reliance on these forward-looking statements and are cautioned that any such forward-looking statements are not guarantees of future performance. We assume no obligation to update any forward-looking statements.

This Annual Report on Form 10-K includes trademarks and registered trademarks of Dynavax Technologies Corporation. Products or service names of other companies mentioned in this Annual Report on Form 10-K may be trademarks or registered trademarks of their respective owners. References herein to "we," "our," "us," "Dynavax" or the "Company" refer to Dynavax Technologies Corporation and its subsidiaries.

RISK FACTOR SUMMARY

Below is a summary of material factors that make an investment in our securities speculative or risky. Importantly, this summary does not address all of the risks and uncertainties that we face. Additional discussion of the risks and uncertainties summarized in this risk factor summary, as well as other risks and uncertainties that we face, can be found in the more detailed discussion that follows this summary, and the below summary is qualified in its entirety by that more complete discussion of such risks and uncertainties. You should carefully consider the risks and uncertainties described herein as part of your evaluation of an investment in our securities:

- HEPLISAV-B has been approved and launched in the United States and the European Union, including Germany, and there is significant competition in these marketplaces. Since this is our first marketed product, the timing of uptake and distribution efforts are unpredictable and there is a risk that we may not achieve and sustain commercial success for HEPLISAV-B.

- Our financial results may vary significantly from quarter to quarter or may fall below the expectations of investors or securities analysts, each of which may adversely affect our stock price.

3

- We have incurred annual net losses in most years since our inception and anticipate that we could continue to incur significant losses if we do not successfully commercialize HEPLISAV-B and/or continue to sell significant quantities of our CpG 1018 adjuvant. Until we are able to generate significant revenues or achieve profitability through product sales on a consistent basis, we may require substantial additional capital to finance our operations.

- Many of our competitors have greater financial resources and expertise than we do. If we are unable to successfully compete with existing or potential competitors as a result of these disadvantages, we may be unable to generate sufficient, or any, revenues and our business will be harmed.

- We rely on our facility in Düsseldorf, Germany and third parties to supply materials or perform processes necessary to manufacture our products and our product candidates. We rely on a limited number of suppliers to produce the oligonucleotides we require for development and commercialization. Additionally, we have limited experience in manufacturing our products or product candidates in commercial quantities. With respect to HEPLISAV-B, we use a pre-filled syringe presentation of the vaccine and our ability to meet future demand will depend on our ability to manufacture or have manufactured sufficient supply in this presentation.

- As we continue to focus on the commercialization of our HEPLISAV-B vaccine and our CpG 1018 adjuvant, we may encounter difficulties in managing our commercial growth and expanding our operations successfully.

- As we continue to grow as a commercial organization and enter into supply agreements with customers, those supply agreements will have obligations to deliver product that we are reliant upon third parties to manufacture on our behalf.

- We have entered into collaborative relationships to develop vaccines utilizing our CpG 1018 adjuvant, including collaborations to develop vaccines for COVID-19. These collaborations may not be successful. If the combination of patents, trade secrets and other proprietary rights that we rely on to protect our intellectual property rights in CpG 1018 adjuvant or otherwise are inadequate, we may be unable to realize recurring commercial benefit from the development of any vaccines containing CpG 1018 adjuvant.

- Our business and operations have been, and may continue to be, adversely affected by the ongoing COVID-19 global pandemic.

- We face uncertainty regarding coverage, pricing and reimbursement and the practices of third-party payors, which may make it difficult or impossible to sell certain of our products or product candidates on commercially reasonable terms.

- We are subject to ongoing United States Food and Drug Administration ("FDA") and European Medicines Agency ("EMA") post-marketing obligations concerning HEPLISAV-B, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated regulatory issues with HEPLISAV-B. If HEPLISAV-B or any products we develop are not accepted by the market or if regulatory agencies limit our labeling indications, require labeling content that diminishes market uptake of HEPLISAV-B or any other products we develop, or limit our marketing claims, we may be unable to generate significant revenues, if any.

- HEPLISAV-B and all of our clinical programs rely on oligonucleotide toll-like receptor ("TLR") agonists. In the event of serious adverse event data relating to TLR agonists, we may be required to reduce the scope of, or discontinue, our operations, or reevaluate the viability of strategic alternatives.

- HEPLISAV-B is subject to regulatory obligations and continued regulatory review, and if we receive regulatory approval for our other product candidates, we will be subject to ongoing FDA and foreign regulatory obligations and continued regulatory review for such products.

- Regulatory authorities may require more clinical trials for our product candidates than we currently expect or are conducting before granting regulatory approval, if regulatory approval is granted at all. Our clinical trials may be extended which may lead to substantial delays in the regulatory approval process for our product candidates and may impair our ability to generate revenues.

- Clinical trials for our commercial product and product candidates are expensive and time consuming, may take longer than we expect or may not be completed at all, and have uncertain outcomes.

- A key part of our business strategy for products in development is to establish collaborative relationships to help fund or manage development and commercialization of our product candidates and research programs. We may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to continue to develop and commercialize those products and programs, if at all.

- As we plan for the broader commercialization of our HEPLISAV-B vaccine and for the requisite capacity to manufacture our CpG 1018 adjuvant, our financial commitments for manufacturing and supply capacity might outpace actual demand for our products.

- We may develop, seek regulatory approval for and market HEPLISAV-B or any other product candidates outside of the U.S. and the European Union, requiring a significant additional commitment of resources. Failure to successfully manage our international operations could result in significant unanticipated costs and delays in regulatory approval or commercialization of our products or product candidates.

- We rely on clinical research organizations ("CROs") and clinical sites and investigators for our clinical trials. If these third parties do not fulfill their contractual obligations or meet expected deadlines, our planned clinical trials may be delayed and we may fail to obtain the regulatory approvals necessary to commercialize our product candidates.

- As a biopharmaceutical company, we engage CROs to conduct clinical studies, and failure by us or our CROs to conduct a clinical study in accordance with good clinical practices ("GCP") standards and other applicable regulatory requirements could result in disqualification of the applicable clinical trial from consideration in support of approval of a potential product.

- If third parties assert that we have infringed their patents and proprietary rights or challenge our patents and proprietary rights, we may become involved in intellectual property disputes and litigation that would be costly, time consuming and delay or prevent development or commercialization of our product candidates.

- Our stock price is subject to volatility, and your investment may suffer a decline in value.

- Future sales of our common stock or the perception that such sales may occur in the public market could cause our stock price to fall.

- Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt. Conversion of the Convertible Notes (defined below) may dilute the ownership interest of our stockholders or may otherwise depress the price of our common stock.

- The loss of key personnel could delay or prevent achieving our objectives. In addition, our continued growth to support commercialization may result in difficulties in managing our growth and expanding our operations successfully.

PART I

ITEM 1. BUSINESS

<u>OUR COMPANY</u>

We are a commercial stage biopharmaceutical company dedicated to developing and commercializing innovative vaccines in areas of significant unmet need, leveraging our demonstrated expertise and capabilities in vaccines and our proven, proprietary vaccine adjuvant technology. We are currently focused on our efforts to drive long-term shareholder value by maximizing utilization of our HEPLISAV-B® hepatitis B vaccine, advancing our CpG 1018® adjuvant supply strategy, most notably through COVID-19 collaborations, and expanding our own portfolio of innovative vaccine candidates leveraging our proven adjuvant technology.

Our first marketed product, HEPLISAV-B (Hepatitis B Vaccine (Recombinant), Adjuvanted), is approved in the United States and European Union for prevention of infection caused by all known subtypes of hepatitis B virus ("HBV") in adults age 18 years and older. HEPLISAV-B is the only two-dose hepatitis B vaccine for adults approved in the U.S. and European Union. In Phase 3 trials, HEPLISAV-B demonstrated faster and higher rates of protection with two doses in one month compared to other currently approved hepatitis B vaccines, which requires three doses over six months, with similar safety profiles. We have worldwide commercial rights to HEPLISAV-B and we market it in the United States and the European Union. We received Marketing Authorization approval of HEPLISAV-B in February 2021 from the European Commission for prevention of infection caused by all known subtypes of HBV in adults age 18 years and older. In May 2021, we entered into a commercialization agreement with Bavarian Nordic for the marketing and distribution of HEPLISAV-B in Germany, and in May 2022 we commenced commercial shipments of HEPLISAV-B in Germany.

We also manufacture and sell CpG 1018 adjuvant, the adjuvant used in HEPLISAV-B, and have established a portfolio of global commercial supply agreements in the development of COVID-19 vaccines across a variety of vaccine platforms. Additionally, we are advancing a multi-program clinical pipeline leveraging CpG 1018 adjuvant to develop improved vaccines in indications with unmet medical needs including Phase 1 clinical trials in Tdap and shingles, and a Phase 2 clinical trial in plague in collaboration with, and fully funded by, the U.S. Department of Defense ("DoD").

We expect to drive future innovation through our clinical pipeline and discovery efforts. Currently, we have three clinical development programs, and additional pre-clinical and clinical collaborations:

- In October 2022, our tetanus, diphtheria, and acellular pertussis ("Tdap") booster vaccine program unveiled adult and adolescent safety data from the Phase 1 randomized clinical trial. This Tdap vaccine candidate was well tolerated in the trial, with no safety concerns observed. Additionally, immunogenicity levels in adults and adolescents met our expectations and supported our plan to continue advancement of this clinical program.

- In January 2023, we announced the completion of our randomized Phase 1 clinical trial of our shingles vaccine program evaluating the safety, tolerability, and immunogenicity in adults of our shingles vaccine candidate utilizing CpG 1018 adjuvant compared to the leading marketed shingles vaccine in the U.S.

- In collaboration with, and fully funded by, the U.S. Department of Defense, we initiated a Phase 2 randomized clinical trial evaluating the immunogenicity, safety and tolerability in adults of a plague (rF1V) vaccine candidate utilizing CpG 1018 adjuvant in October 2022.

- We are also working to advance product candidates utilizing our CpG 1018 adjuvant through discovery efforts and through preclinical and clinical collaborations with third-party research organizations, including an ongoing collaboration with the Icahn School of Medicine at Mount Sinai investigating universal and seasonal influenza vaccine candidates and Queensland Institute of Medical Research, testing poly T cell epitope proteins with other antigens in preclinical models.

Adjuvant Technology Overview: Toll-like Receptor Immune Modulation Platform

Toll-like receptors (TLRs) are a family of transmembrane proteins that play a vital role in innate immunity and subsequent adaptive immunity. Signaling through these receptors is triggered by the binding of a variety of pathogen-associated molecules and is essential to generation of innate immunity. The innate immune response is the first line of defense against viruses, bacteria and other potential pathogens. Importantly, the innate response initiates and regulates the generation of an adaptive immune response composed of highly specific antibodies and T cells. Compounds used in vaccine products that stimulate enhanced immune responses are generally referred to as adjuvants.

Our work in this area has been focused primarily on stimulation of a subset of TLRs that recognize bacterial and viral nucleic acids. This work resulted in the identification of proprietary unmethylated synthetic oligonucleotides (short segments of deoxyribonucleic acid (DNA)), that mimic the activity of microbial DNA, and selectively activate one of these important receptors, TLR9. These TLR9 agonists are called CpG oligonucleotides – or "CpGs" for short – referring to the presence of specific nucleotide sequences containing the CG base pair.

Our vaccine research to date has focused on the use of TLR9 agonists as novel vaccine adjuvants. B-Class TLR9 agonists, such as our CpG 1018 adjuvant, stimulate release of cytokines necessary for T cell activation and establishing long-term immunity. TLR9 stimulation particularly helps generate Th1 immune response that are important to control pathogens such as virus and bacteria. As a result, TLR9 adjuvanted vaccines induce a specific Th1 immune response and more durable levels of protective antibodies relative to non-adjuvanted vaccines. Our CpG 1018 adjuvant has an established tolerability profile demonstrated in a wide range of clinical trials and real-world, commercial use, and has consistently demonstrated its ability to enhance the immune response without excessive reactogenicity in HEPLISAV-B and multiple COVID-19 clinical trials.

Key 2022 Financial and Business Highlights

Drive Growth of HEPLISAV-B [Hepatitis B Vaccine (Recombinant), Adjuvanted]

HEPLISAV-B vaccine is the first and only adult hepatitis B vaccine approved in the U.S. and EU that enables series completion with only two doses in one month. Hepatitis B vaccination is universally recommended for adults aged 19-59 in the U.S.

- In April 2022, the CDC's Advisory Committee on Immunization Practices (ACIP) recommendation for hepatitis B vaccination in adults was published, advising that all adults aged 19-59 should be vaccinated against hepatitis B. We believe this will help enable a significantly expanded total market opportunity of up to $800 million in the U.S. by 2027, with HEPLISAV-B well positioned to secure a majority market share over time.

- We recognized approximately $125.9 million in product revenue related to sales of HEPLISAV-B in the U.S. during the year ended December 31, 2022, representing a 104% increase compared to the year ended December 31, 2021. This increase was primarily driven by an increase in HEPLISAV-B demand and market share gains in the U.S. in 2022, compared to 2021.

- Market share in the accounts targeted by our field sales team increased to approximately 47.6%, with total market share increasing to approximately 34.8% in the fourth quarter of 2022, up from approximately 33.0% and 24.8%, respectively, in the fourth quarter of 2021.

Execute CpG 1018 Adjuvant Supply Strategy for COVID-19 Vaccines

We established a global portfolio of CpG 1018 adjuvant commercial supply agreements (CSAs) and supported the development of COVID-19 vaccines across a variety of vaccine platforms.

- We recognized approximately $587.7 million in product revenue related to sales of CpG 1018 adjuvant to our global portfolio of partners developing COVID-19 vaccines during the year ended December 31, 2022.

- All five of our vaccine development collaboration partners have received Emergency Use Authorization and/or approval in respective territories and countries around the world as of December 31, 2022.

- We continued to maintain a flexible and scalable manufacturing network designed to meet our partners' needs for adjuvant in 2023 and beyond.

Advance Clinical Pipeline Leveraging our Proven Adjuvant Technology

We are advancing a pipeline of differentiated product candidates that leverage our CpG 1018 adjuvant, which has demonstrated its ability to enhance the immune response with a favorable tolerability profile in a wide range of clinical trials and real-world commercial use.

Tetanus, diphtheria and pertussis (Tdap) vaccine program:

- In October 2022, we presented adult and adolescent safety data from the Phase 1 clinical trial demonstrating the Tdap vaccine candidate was well tolerated with no safety concerns observed. Immunogenicity in adults was consistent with our expectations, and equaled or surpassed that of the licensed comparator supporting our plan to continue advancement of this clinical program. We expect data from a non-human primate challenge model of pertussis to be available by mid-2023 and we plan to start an additional clinical trial of the Tdap vaccine candidate in 2023.

Shingles vaccine program:

- In October 2022, we completed a randomized Phase 1 clinical trial evaluating the safety, tolerability, and immunogenicity in adults of our shingles vaccine candidate utilizing CpG 1018 adjuvant compared to the leading marketed shingles vaccine in the U.S. In January 2023, we reported top line results from this Phase 1 clinical trial. Based on the below data, we intend to advance our shingles vaccine candidate with CpG 1018 adjuvant into a Phase 1/2 study in early 2024 to evaluate various dose levels of gE protein.

  o At twelve weeks following the 2-dose regimen, the investigational shingles vaccine Z-1018 demonstrated high antibody and CD4 positive T-cell vaccine response rates in all arms, which were similar to the licensed comparator.

  o Robust increases in CD4 positive T-cells were observed in all Z-1018 arms, although lower than the comparator.

  o Total frequency of solicited systemic adverse events and local post-injection reactions and moderate and severe reactions were similar across the Z-1018 arms and lower than the comparator.

Plague vaccine candidate:

- In August 2022, the first participant was dosed in the Phase 2 clinical trial evaluating the immunogenicity, safety and tolerability in adults of a plague (rF1V) vaccine candidate utilizing CpG 1018 adjuvant. The clinical trial is being conducted in collaboration with, and fully funded by, the U.S. Department of Defense.

- Part 1 of the Phase 2 clinical trial was successfully completed in January 2023.

- Both CpG 1018 adjuvanted arms met the Part 1 primary endpoint and demonstrated a greater than twofold increase in antibodies over the alum adjuvanted control arm after two doses.

- The DOD has approved continuing to Part 2 using a bedside mix of CpG 1018 with the alum adjuvanted rF1V plague vaccine.

Corporate and Financial Highlights

- We recognized $125.9 million of HEPLISAV-B vaccine net product revenue during the year ended December 31, 2022, representing 104% growth compared to 2021.

- We recognized $587.7 million of CpG 1018 adjuvant net product revenue during the year ended December 31, 2022, representing 57% growth compared to 2021.

- We delivered net income of $293.2 million during the year ended December 31, 2022, representing a second consecutive full year of profitability.

- We generated $62.7 million in positive cash flow from operations during the year ended December 31, 2022, and ended the year with $624.4 million in cash and cash equivalents, and marketable securities.

OUR STRATEGY

Our vision is to continue building a leading vaccines company dedicated to developing and commercializing innovative vaccines in areas of significant unmet need, leveraging our demonstrated expertise and capabilities in vaccines and our proven, proprietary vaccine adjuvant technology. Our strategy is focused on our core priorities: drive growth in our HEPLISAV-B commercial vaccine, advance a differentiated vaccine pipeline, and identify strategic opportunities to accelerate growth. Key elements of our strategy include:

- Increase our HEPLISAV-B vaccine market share to become the market leader in the future;

- Maximize total addressable HEPLISAV-B vaccine market based on the ACIP Universal Recommendation;

- Leverage HEPLISAV-B vaccine as a foundational commercial asset to support company growth and pipeline development;

- Deliver on our innovative and diversified pipeline leveraging CpG 1018 adjuvant with proven antigens;

- Build an adult vaccine portfolio of best-in-class products;

- Advance innovative pre-clinical and discovery efforts leveraging collaborations;

- Continue disciplined allocation of capital aligned with corporate strategy to deliver long-term value through internal and external innovation; and

- Pursue external opportunities to further leverage our U.S. commercial vaccine capabilities, prioritizing first or best-in-class assets.

HEPLISAV-B [Hepatitis B Vaccine, (Recombinant), Adjuvanted]

Our first commercial product, HEPLISAV-B [Hepatitis B Vaccine, (Recombinant), Adjuvanted], is approved by the United States Food and Drug Administration ("FDA") and the European Commission for prevention of infection caused by all known subtypes of HBV in adults age 18 years and older. HEPLISAV-B combines CpG 1018 adjuvant, our proprietary TLR9 agonist adjuvant, and recombinant hepatitis B surface antigen ("rHBsAg" or "HBsAg") that is manufactured by Dynavax GmbH, our wholly owned subsidiary, in Düsseldorf, Germany. HEPLISAV-B and each of the vaccines it directly competes against use rHBsAg to elicit an immune response to the virus.

About Hepatitis B

Hepatitis B is a potentially life-threatening liver infection caused by the hepatitis B virus (HBV). It is a major global health problem. It can cause chronic infection and puts people at high risk of death from cirrhosis and liver cancer. The World Health Organization ("WHO") and the CDC have set a goal to eliminate all viral hepatitis infections, including hepatitis B, globally by 2030, and are calling for a continued commitment to increase services to eliminate hepatitis. The WHO estimates that worldwide, approximately 296 million people were living with chronic hepatitis B in 2019, and that in the same year hepatitis B resulted in and estimated 820,000 deaths primarily from liver cancer. In addition, the CDC estimated that in 2018 approximately 880,000 to 1.9 million people in the U.S. were living with HBV infection. There were a total of 3,322 new cases of acute hepatitis B reported to the CDC in 2018. However, after adjusting for under-ascertainment and under reporting, the CDC estimated that 21,600 acute hepatitis B cases occurred in the U.S. in 2018.

Recommendations for Adult Vaccination to Prevent Hepatitis B

The CDC's ACIP unanimously voted at its November 2021 meeting to recommend that all adults 19 to 59 years of age should receive a hepatitis B vaccination, and such recommendation was published in April 2022. This universal recommendation greatly simplifies the identification of patients who need a hepatitis B vaccine compared to the previous risk-based recommendation, and significantly expands the number of adults in the United States who should be vaccinated against hepatitis B under the CDC recommendation.

This recommendation is a significant milestone for hepatitis B prevention, making hepatitis B the fifth vaccine routinely recommended for adult immunization along with influenza, Tdap, shingles and pneumococcal. Based on this opportunity, we launched a series of innovative marketing campaigns targeting consumers and healthcare providers to increase the awareness of HEPLISAV-B as the only two-dose hepatitis B vaccine option, with broad protection across most patient types.

Protection Against Hepatitis B by HEPLISAV-B

The approval of HEPLISAV-B by the FDA was based on data from three Phase 3 non-inferiority trials involving nearly 10,000 adult participants who received HEPLISAV-B. These pivotal studies compared HEPLISAV-B administered in two doses over one month to Engerix-B® administered in three doses over a six-month schedule. Results from HBV-23, the largest Phase 3 trial, which included 6,665 participants, showed that HEPLISAV-B demonstrated a statistically significantly higher rate of protection of 95% compared with 81% for Engerix-B. Across the three clinical trials, the most common local reaction was injection site pain (23% to 39%). The most common systemic reactions were fatigue (11% to 17%) and headache (8% to 17%).

Dynavax has worldwide commercial rights to HEPLISAV-B. In addition to HEPLISAV-B, there are four other vaccines approved for the prevention of hepatitis B in the U.S.: Engerix-B and Twinrix® from GlaxoSmithKline plc (GSK), Recombivax-HB® from Merck & Co. ("Merck") and PreHevbrio™ from VBI Vaccines Inc. HEPLISAV-B is currently approved in the U.S. and the EU for the prevention of hepatitis B in adults. We are also considering additional territories where it would be commercially feasible to market HEPLISAV-B.

The largest segments of the market are concentrated in independent hospitals and clinics, integrated delivery networks, dialysis centers, public health clinics and prisons, the Departments of Defense and Veterans Affairs and retail pharmacies. Our promotional activity is focused on the largest accounts in each segment. Our field sales force of approximately 100 people are targeting customers that we believe have the highest impact on adult hepatitis B vaccine utilization in the U.S. We deploy our sales force to the physician or pharmacist level, as well as at the procurement level within respective healthcare segments where vaccines are utilized. Our primary objectives are to both increase market share, as well as increase market size over time.

We continue to explore ways to enhance the clinical profile of HEPLISAV-B. We completed an open-label, single-arm study of a 4-dose regimen of HEPLISAV-B in adults with end-stage renal disease who are initiating or undergoing hemodialysis. Final immunogenicity results included a seroprotection rate of 89.3% with high levels of anti-HBs antibodies. Safety data showed HEPLISAV-B was well tolerated and no safety concerns were observed. The safety and effectiveness of HEPLISAV-B in adults on hemodialysis have not yet been established. This study alone, regardless of results, may not be sufficient to support a label change to include dialysis patients. If we do receive approval of this dosing schedule, we expect to add dialysis centers to our personal promotion efforts, which could increase our coverage of the U.S. market up to approximately 75%.

Proprietary CpG 1018 Vaccine Adjuvant

We believe the favorable immunogenicity and safety results achieved with HEPLISAV-B utilizing our CpG 1018 adjuvant support our efforts to develop it as a broadly useful vaccine adjuvant platform. CpG 1018 adjuvant has an established profile for the potential development of safe and effective vaccines. It has a well-defined mechanism of action, targeting select immune system cells, with well-characterized effects on the immune response that mimic the immune response to naturally occurring TLR9 agonists in pathogens. This results in potent adjuvant activity for antibody responses. In HEPLISAV-B, our CpG 1018 adjuvant drives faster and consistently higher rates of seroprotection than Engerix-B, even in the elderly and populations known to be less responsive to other vaccines. CpG 1018 adjuvant differentially elicits a preferred T Helper 1 (Th1) cell polarized response and drives protective antibody production. CpG 1018 adjuvant has a large safety database that indicates a favorable reactogenicity profile with lower reactogenicity compared to other adjuvants.

We have established several clinical and preclinical collaborations with vaccine developers to evaluate CpG 1018 adjuvanted vaccine product candidates against influenza, other infectious diseases, and particularly COVID-19 across a variety of vaccine platforms. Data from studies in non-human primates demonstrate our CpG 1018 adjuvant can elicit a robust immune response to COVID-19 and protect animals from infection in challenge studies. Results from Phase 2 and 3 human clinical studies demonstrated vaccines utilizing CpG 1018 adjuvant had a favorable safety and tolerability profile, induced strong immune responses, including neutralizing antibodies and Th1-biased cell-mediated immunity, and resulted in a high efficacy against COVID-19 disease.

CpG 1018 Adjuvant Supply Partnerships for COVID-19 Vaccine Development

To support the fight against COVID-19, we collaborated with five other organizations on their development of COVID-19 vaccines, by supplying them with CpG 1018 adjuvant under commercial supply agreements supported by two contract manufacturing organizations, with whom we developed and implemented plans to help scale-up activities to support pandemic-level production of our CpG 1018 adjuvant as necessary to support these and any future collaborations. As of December 31, 2022, all five of our collaborators have received emergency use authorization and/or full approval for their COVID-19 vaccines, and our pending supply obligations under our related supply agreements have been fully satisfied. Under our agreement with Coalition for Epidemic Preparedness Innovations ("CEPI"), advance payments totaling $107.7 million were recorded as CEPI accrual in our consolidated balance sheets as of December 31, 2022. We continue to work to identify other programs where CpG 1018 adjuvant can be utilized to enhance the immune response to a coronavirus vaccine or other vaccines.

For a summary of our significant CpG 1018 adjuvant collaboration agreements, see Note 9 - Collaborative Research Development and License Agreements, in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Our Vaccine Research and Development Pipeline

We are building an innovative pipeline of investigational vaccine product candidates, leveraging our proven, proprietary vaccine adjuvant technology. A summary of our pipeline programs follows:

Tdap Vaccine Phase 1 Study

Pertussis (whooping cough) is a serious illness in people of all ages and can be life-threatening, especially in infants. Whooping cough is caused by the highly contagious respiratory bacterium, *Bordetella pertussis*. People with pertussis usually spread the disease to others by coughing, sneezing or spending time in the same breathing environment. According to the CDC, there are an estimated 24.1 million cases of pertussis and about 160,700 deaths per year globally. The resurgence of B. pertussis in multiple countries has been attributed to the Tdap vaccine's limited duration of protection and inability to block nasal colonizing infections, thereby failing to alter transmission. Our Tdap booster vaccine candidate adjuvanted with CpG 1018 is anticipated to improve the durability and protection against pertussis colonization in the upper airways by redirecting T cell responses and enhancing protective antibody responses in a booster vaccine. Initial proof-of-concept preclinical animal model data demonstrated that inclusion of CpG 1018 adjuvant in prime/boost vaccinations reduces bacterial burden in the upper and lower airways compared to Tdap vaccination alone.

In June 2017, we entered into an agreement with Serum Institute of India Pvt. Ltd. (SIIPL) to collaborate on development and commercialization of certain potential vaccines including Tdap booster adjuvated with CpG 1018. Under the collaboration, we have exclusive worldwide rights to commercialize the vaccine, except that SIIPL has exclusive rights to distribute in India and to fulfill WHO/United Nations Children's Fund (UNICEF) tender contracts. Each party is responsible for clinical development cost in their respective territories.

In October 2022, our Tdap booster vaccine program unveiled adult and adolescent safety data from the Phase 1 clinical trial. This Tdap vaccine candidate was well tolerated with no safety concerns observed. Additionally, immunogenicity levels in adults met our expectations and support our plan to continue advancement of this clinical program.

Herpes Zoster Virus (Shingles) Vaccine Phase 1 Study

Shingles is an extremely painful consequence of the reactivation of a latent varicella-zoster virus ("VZV") infection, with attacks leading to potential complications including chronic pain. The current shingles vaccine market is approximately $2 billion and expected to grow over time. Our CpG 1018 adjuvant has demonstrated its ability to enhance the immune response without excessive reactogenicity in both HEPLISAV-B and multiple COVID-19 clinical trials. Importantly, CpG 1018 adjuvant has shown the ability to generate high levels of CD4+-cells which have been demonstrated to be key cell types in controlling latent VZV infection to avoid reactivation leading to shingles, with potentially lower reactogenicity compared to the current standard of care.

In January 2022, we initiated a Phase 1 clinical trial of our shingles vaccine candidate, utilizing our CpG 1018 adjuvant. The global Phase 1 study is designed to evaluate safety, tolerability and immunogenicity of the vaccine candidate which is comprised of glycoprotein E (gE) plus CpG 1018 adjuvant.

In October 2022, we completed a randomized Phase 1 clinical trial of our shingles vaccine program evaluating the safety, tolerability, and immunogenicity in adults. At twelve weeks following the 2-dose regimen, the investigational shingles vaccine Z-1018 demonstrated high antibody and CD4 positive T-cell vaccine response rates in all arms, which were similar to the licensed comparator. Robust increases in CD4 positive T-cells were observed in all Z-1018 arms, although lower than the comparator. Total frequency of solicited systemic adverse events and local post-injection reactions and moderate and severe reactions were similar across the Z-1018 arms and lower than the comparator. Based on these initial data, we intend to advance our shingles vaccine candidate with CpG 1018 adjuvant into a Phase 1-2 study in early 2024 to expand on these results and to evaluate various dose levels of future Dynavax-manufactured gE protein.

U.S. Department of Defense (Plague Vaccine) Phase 2 Study

In September 2021, we entered into an agreement with the U.S. Department of Defense ("DoD") for the development of a recombinant plague vaccine adjuvanted with CpG 1018 for approximately $22.0 million over two and a half years. Under the agreement, we agreed to conduct a Phase 2 clinical trial combining our CpG 1018 adjuvant with the DoD's rF1V vaccine designed to show that two doses of CpG 1018 adjuvanted vaccine administrated within a period of one month is similar to three doses of the aluminum-adjuvanted vaccine administered with a period of six months.

In August 2022, we commenced the Phase 2 clinical trial with the first participant dosed, evaluating the immunogenicity, safety and tolerability of the DoD's rF1V vaccine combined with our CpG 1018 adjuvant, in adults 18 to 55 years of age. Results are expected by the end of the first quarter of 2024.

INTELLECTUAL PROPERTY

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Generally, we seek patent protection in the U.S and foreign countries on a selective basis to further protect the inventions that we or our partners consider important to the development of our business. We also rely on trade secrets and contracts to protect our proprietary information. We also rely on trademarks to protect our brand, products, product candidates, and technology.

As of December 31, 2022, our intellectual property portfolio included over 25 issued U.S. patents, over 60 granted foreign patents and over 100 additional Dynavax-solely owned or co-owned pending U.S. non-provisional and foreign patent applications claiming compositions containing TLR agonists or antagonists, methods of use, and/or methods of manufacture thereof. Specifically, our portfolio includes three issued U.S. patents relating to certain uses of HEPLISAV-B that expire in 2032. Our portfolio also includes 22 pending U.S. and foreign patent applications relating to an investigational tetanus, diphtheria, pertussis (Tdap) booster vaccine. The Tdap booster vaccine applications are co-owned by Serum Institute of India Private Limited. In addition, our portfolio includes 16 pending U.S. and foreign patent applications relating to an investigational herpes zoster (shingles) vaccine. Over 40 of the over 100 additional Dynavax-solely owned or co-owned pending U.S. non-provisional and foreign patent applications relate to COVID-19 vaccines commercialized by either Valneva Austria GMBH or Medigen Vaccine Biologics Corporation, each of whom share ownership of some of these patent applications with us. Lastly, some of the patents and patent applications of our portfolio relate to our discontinued immuno-oncology programs.

In general, the term of a patent extends for 20 years from the filing date of the earliest U.S. non-provisional or international (PCT) application to which priority is claimed. In certain instances, a patent term may be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. Moreover, in the U.S., the term of a patent may be extended as a consequence of patent office delays during prosecution. Our patent estate, based on patents existing now and expected by us to issue based on pending applications, is projected to expire on dates ranging from 2023 to 2042.

The actual protection afforded by a patent varies on a product-by-product basis, from country-to-country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patents.

Because patent applications in the U.S. and many foreign jurisdictions typically are not published until 18 months after filing and publications of discoveries in the scientific literature often lag behind actual discoveries, we cannot be certain that we were the first to file for protection of the inventions set forth in these patent applications or in our issued patents. Further, there could be post-grant proceedings such as *inter partes* review (IPR), post grant review (PGR), reexamination, reissue or opposition which could result in claims in our patents being narrowed or invalidated.

Our commercial success depends significantly on our ability to operate without infringing patents and proprietary rights of third parties. A number of pharmaceutical companies and biotechnology companies, as well as universities and research institutions, may have filed patent applications or may have been granted patents that cover inventions similar to the inventions owned by or licensed to us. We may not be able to determine with certainty whether patents or patent applications of other parties may materially affect our ability to make, use, offer to sell, or sell any products. If another party controls patents or patent applications covering our products, we may not be able to obtain the rights we need to those patents or patent applications in order to commercialize our products.

Litigation may be necessary to enforce patents issued or licensed to us or to determine the scope or validity of another party's proprietary rights. The existence of third-party patent applications and patents could significantly reduce the coverage of the patents owned by or licensed to us and limit our ability to obtain meaningful patent protection. Litigation or any other proceedings could result in substantial costs to and diversion of effort by us, and an adverse outcome in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from other parties, or require us to cease using some of our technology. We may not prevail in these actions or proceedings if they arise.

In addition, other parties may duplicate, design around or independently develop similar or alternative technologies to ours or our licensors.

We may rely, in some circumstances, on trade secrets and confidentiality agreements to protect our technology. Although trade secrets are difficult to protect, wherever possible, we use confidential disclosure agreements to protect the proprietary nature of our technology. Our standard practice is to require each of our collaborators, commercial partners, employees, consultants and advisors to enter into an agreement before beginning their employment, consulting or advisory relationship with us that in general provides that the individuals must keep confidential and not disclose to other parties any of our confidential information developed or learned by the individuals during the course of their relationship with us except in limited circumstances. These agreements also generally provide that we own all inventions conceived by the individuals in the course of rendering their employment or services to us. However, there can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets and/or proprietary information will not otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may also arise as to the rights in related or resulting know-how and inventions.

COMPETITION

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Our products and development programs compete with several commercially available vaccine and adjuvant products. Many companies and institutions are making substantial investments in developing additional vaccines and adjuvants that could compete directly or indirectly with our marketed products and products under development by us and our collaborators. For example, there are multiple other shingles vaccine candidates in development including those being developed by Pfizer, Biontech SE, Curevo Vaccine and others. The approved products from these programs will all need to compete with a single approved vaccine currently available in the U.S.

We also believe our CpG 1018 adjuvant, which we use in our own products and product candidates and provide to our collaborators through clinical and commercial supply agreements, is as or more effective than other available adjuvants and, being a yeast-derived product, is far more sustainable that other available products that are derived from, for example, shark squalene or tree bark. Regardless, there can be no guarantee that we can compete with other companies for sales of adjuvant, or any approved vaccine.

Competition for HEPLISAV-B

HEPLISAV-B, a two-dose in one month adult hepatitis B vaccine, competes directly with three-dose over six months marketed vaccines Engerix-B from GSK, as well as Recombivax-HB marketed by Merck. There are also modified schedules of conventional hepatitis B vaccines for limited age ranges that are approved in the EU and the U.S. In addition, HEPLISAV-B competes against Twinrix, a bivalent vaccine marketed by GSK for protection against hepatitis B and hepatitis A. Additionally, PreHevbrio, a three-dose adult hepatitis B vaccine manufactured by VBI Vaccines Inc. ("VBI") is commercially available in multiple countries including the U.S. While we believe that HEPLISAV-B competes very well with other approved vaccines available on the market, we face significant competition in our longer term goal to capture a majority of U.S. market share. While we may explore additional territories outside of the U.S. and the EU to market HEPLISAV-B, in doing so we will likely face competition from these or other products and competitors.

Competition for our adjuvant supply supporting COVID-19 and our development pipeline including pertussis, shingles and other potential pipeline indications

We are also in competition with companies developing vaccines, and vaccine adjuvants, generally, including, among others, GSK, Pfizer, Inc., Sanofi S.A., Merck, Bavarian Nordic A/S, Emergent BioSolutions, Inc., Novavax, Inc., Medicago Inc., Valneva, AstraZeneca plc, Moderna, Inc., Johnson & Johnson and VBI.

Many of the entities developing or marketing these competing products have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative agreements with large, established companies with access to capital. These entities may also compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to or necessary for our programs.

REGULATORY CONSIDERATIONS

Government Regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose extensive requirements upon the clinical development, pre-market approval, manufacture, labeling, marketing, promotion, pricing, import, export, storage and distribution of biopharmaceuticals. These agencies and other regulatory agencies regulate research and development activities and the testing, approval, manufacture, quality control, safety, effectiveness, labeling, storage, recordkeeping, advertising and promotion of drugs and biologics. Failure to comply with applicable FDA or foreign regulatory agency requirements may result in warning letters, fines, civil or criminal penalties, additional reporting obligations and/or agency oversight, suspension or delays in clinical development, recall or seizure of products, partial or total suspension of production or withdrawal of a product from the market.

In the United States, the FDA regulates drug products under the Federal Food, Drug, and Cosmetic Act and its implementing regulations and biologics additionally under the Public Health Service Act. The process required by the FDA before biopharmaceuticals may be marketed in the United States generally involves the following:

- submission to the FDA of an IND, which must become effective before human clinical trials may begin and must be updated annually;

- completion of extensive pre-clinical laboratory tests and pre-clinical animal studies, all performed in accordance with the FDA's Good Laboratory Practice ("GLP") regulations;

- performance of adequate and well controlled human clinical trials to establish the safety and efficacy of the product for each proposed indication;

- submission to the FDA of a new drug application or a biologics license application, NDA or BLA, depending on the nature of the product after completion of all pivotal clinical trials to demonstrate the safety, purity and potency of the product for the indication for use;

- a determination by the FDA to accept the application for review;

- satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities to assess compliance with the FDA's current good manufacturing practices ("cGMP") regulations for pharmaceuticals; and

- FDA review and approval of an NDA or BLA prior to any commercial marketing or sale of the product in the United States.

The development and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates, or those of our collaborators, will be granted on a timely basis, if at all.

The results of pre-clinical tests (which include laboratory evaluation as well as GLP studies to evaluate toxicity in animals) for a particular product candidate, together with related manufacturing information and analytical data, are submitted as part of an IND to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the thirty-day time period, raises concerns or questions about the conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. IND submissions may not result in FDA authorization to commence a clinical trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. Further, an independent institutional review board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed. The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive good clinical practice ("GCP") regulations and regulations for informed consent and privacy of individually identifiable information.

Clinical Trials. For purposes of an NDA or BLA submission and approval, clinical trials are typically conducted in the following sequential phases, which may overlap:

- *Phase 1*. Studies are initially conducted in a limited population to test the product candidate for safety, dose tolerance, absorption, distribution, metabolism, and excretion, typically in healthy humans, but in some cases in patients.

- *Phase 2*. Studies are generally conducted in a limited patient population to identify possible adverse effects and safety risks, explore the initial efficacy of the product for specific targeted indications and to determine dose range or pharmacodynamics. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

- *Phase 3*. These are commonly referred to as pivotal studies. When Phase 2 evaluations demonstrate that a dose range of the product is effective and has an acceptable safety profile, Phase 3 clinical trials are undertaken in large patient populations to further evaluate dosage, provide substantial evidence of clinical efficacy and further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial centers.

- *Phase 4*. The FDA may approve an NDA or BLA for a product candidate, but require that the sponsor conduct additional clinical trials to further assess the product after approval under a post-marketing commitment or post-marketing requirement. In addition, a sponsor may decide to conduct additional clinical trials after the FDA has approved a product. Post-approval trials are typically referred to as Phase 4 clinical trials.

The results of biologic development, pre-clinical studies and clinical trials are submitted to the FDA as part of an NDA or BLA. Applications also must contain extensive manufacturing and control information. Applications must be accompanied by a significant user fee. Once the submission has been accepted for filing, the FDA's goal is to review applications within ten months of submission or, if the application relates to an unmet medical need in a serious or life-threatening indication, eight months from submission. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA will typically conduct a pre-approval inspection of the manufacturer to ensure that the product can be reliably produced in compliance with cGMPs and will typically inspect certain clinical trial sites for compliance with GCP. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it typically follows such recommendations. The FDA may deny approval of an application by issuing a Complete Response Letter if the applicable regulatory criteria are not satisfied. A Complete Response Letter may require additional clinical data and/or trial(s), and/or other significant, expensive and time- consuming requirements related to clinical trials, pre-clinical studies or manufacturing. Approval may occur with boxed warnings on product labeling or Risk Evaluation and Mitigation Strategies, which limit the labeling, distribution or promotion of a product. Once issued, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing, including Phase 4 clinical trials, and surveillance programs to monitor the safety effects of approved products which have been commercialized and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs or other information.

Other Regulatory Requirements. Products manufactured or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including recordkeeping, annual product quality review, payment of program user fees and reporting requirements. Adverse event experience with the product must be reported to the FDA in a timely fashion and pharmacovigilance programs to proactively look for these adverse events are mandated by the FDA. Manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as suspension of manufacturing, seizure of product, injunctive action, additional reporting requirements and/or oversight by the agency, import alert or possible civil or criminal penalties. The FDA may also require us to recall a product from distribution or withdraw approval for that product.

The FDA closely regulates the post-approval marketing and promotion of pharmaceuticals, including standards and regulations for direct-to-consumer advertising, dissemination of off-label information, industry-sponsored scientific and educational activities and promotional activities involving the Internet, including certain social media activities. Further, if there are any modifications to the product, including changes in indications, labeling, or manufacturing processes or facilities, we may be required to submit and obtain FDA approval of a new or supplemental application, which may require us to develop additional data or conduct additional pre-clinical studies and clinical trials. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential administrative, civil and criminal penalties, as well as damages, fines, withdrawal of regulatory approval, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs, additional reporting requirements and/or oversight by the agency, and imprisonment, any of which could adversely affect our ability to sell our products or operate our business and also adversely affect our financial results.

Physicians may, in their independent medical judgment, prescribe legally available pharmaceuticals for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers' communications regarding off-label use. Additionally, a significant number of pharmaceutical companies have been the target of inquiries and investigations by various U.S. federal and state regulatory, investigative, prosecutorial and administrative entities in connection with the promotion of products for off-label uses and other sales practices. These investigations have alleged violations of various U.S. federal and state laws and regulations, including claims asserting antitrust violations, violations of the Food, Drug and Cosmetic Act, false claims laws, anti-kickback laws, and other alleged violations in connection with the promotion of products for unapproved uses, pricing and Medicare and/or Medicaid reimbursement. If our promotional activities, including any promotional activities that a contracted sales force may perform on our behalf, fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. In addition, our failure to follow FDA rules and guidelines relating to promotion and advertising may cause the FDA to issue warning letters or untitled letters, suspend or withdraw an approved product from the market, require corrective advertising or a recall or institute fines or civil fines, additional reporting requirements and/or oversight or could result in disgorgement of money, operating restrictions, injunctions or criminal prosecution, any of which could harm our business.

Outside the United States, the ability of our partners and us to market a product is contingent upon obtaining marketing authorization from the appropriate regulatory authorities. The requirements governing marketing authorization, pricing and reimbursement vary widely from country to country and region to region.

European Union Marketing Authorization

To obtain a Marketing Authorization ("MA") for a product in the EU, an applicant must submit a Marketing Authorization Application ("MAA") either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in the EU member states (decentralized procedure, national procedure or mutual recognition procedure). An MA may be granted only to an applicant established in the EU.

The centralized procedure provides for the grant of a single MA by the European Commission that is valid for all EU member states. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for (i) medicinal products derived from biotechnological processes, (ii) products designated as orphan medicinal products, (iii) advanced therapy medicinal products ("ATMPs"), and (iv) products with a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, auto-immune and other immune dysfunctions and viral diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional.

Under the centralized procedure, the EMA's Committee for Medicinal Products for Human Use ("CHMP") is responsible for conducting the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing MA.

Under the centralized procedure in the EU, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated assessment may be granted by the CHMP in exceptional cases, when a medicinal product targeting an unmet medical need is expected to be of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. If the CHMP accepts a request for accelerated assessment, the time limit of 210 days will be reduced to 150 days (not including clock stops). The CHMP can, however, revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

Unlike the centralized authorization procedure, the decentralized MA procedure requires a separate application to, and leads to separate approval by, the competent authorities of each EU member state in which the product is to be marketed. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference EU member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned EU member states who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned EU member state cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the Heads of Medicines Agencies' Coordination Group for Mutual Recognition and Decentralised Procedures – Human ("CMDh") for review. The subsequent decision of the European Commission is binding on all EU member states.

The mutual recognition procedure allows companies that have a medicinal product already authorized in one EU member state to apply for this authorization to be recognized by the competent authorities in other EU member states. Like the decentralized procedure, the mutual recognition procedure is based on the acceptance by the competent authorities of the EU member states of the MA of a medicinal product by the competent authorities of other EU member states. The holder of a national MA may submit an application to the competent authority of an EU member state requesting that this authority recognize the MA delivered by the competent authority of another EU member state.

In principle, an MA has an initial validity of five years. The MA may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EU member state in which the original MA was granted. To support the application, the MA holder must provide the EMA or the competent authority with a consolidated version of the eCTD (Common Technical Document) providing up-to-date data concerning the quality, safety and efficacy of the product, including all variations introduced since the MA was granted, at least nine months before the MA ceases to be valid. The European Commission or the competent authorities of the EU member states may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five year renewal period for the MA. Once subsequently definitively renewed, the MA shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (in case of centralized procedure) or on the market of the authorizing EU member state within three years after authorization ceases to be valid (the so-called sunset clause).

Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the Priority Medicines ("PRIME") scheme, which provides incentives similar to the breakthrough therapy designation in the U.S. PRIME is a voluntary scheme aimed at enhancing the EMA's support for the development of medicinal products that target unmet medical needs. It permits increased interaction and early dialogue with companies developing promising medicinal products, to optimize their product development plans and speed up their evaluation to help the product reach patients earlier than normal. Product developers that benefit from PRIME designation are potentially eligible for accelerated assessment of their MAA although this is not guaranteed. Benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated MAA assessment once a dossier has been submitted.

In the EU, a "conditional" MA may be granted in cases where all the required safety and efficacy data are not yet available. The conditional MA is subject to conditions to be fulfilled for generating the missing data or ensuring increased safety measures. It is valid for one year and must be renewed annually until all related conditions have been fulfilled. Once any pending studies are provided, the conditional MA can be converted into a traditional MA. However, if the conditions are not fulfilled within the timeframe set by the EMA, the MA will cease to be renewed.

An MA may also be granted "under exceptional circumstances" where the applicant can show that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use even after the product has been authorized and subject to specific procedures being introduced. These circumstances may arise in particular when the intended indications are very rare and, in the state of scientific knowledge at that time, it is not possible to provide comprehensive information, or when generating data may be contrary to generally accepted ethical principles. Like a conditional MA, an MA granted in exceptional circumstances is reserved to medicinal products intended to be authorized for treatment of rare diseases or unmet medical needs for which the applicant does not hold a complete data set that is required for the grant of a standard MA. However, unlike the conditional MA, an applicant for authorization in exceptional circumstances is not subsequently required to provide the missing data. Although the MA "under exceptional circumstances" is granted definitively, the risk-benefit balance of the medicinal product is reviewed annually and the MA is withdrawn in case the risk-benefit ratio is no longer favorable.

In addition to an MA, various other requirements apply to the manufacturing and placing on the EU market of medicinal products. Manufacture of medicinal products in the EU requires a manufacturing authorization, and import of medicinal products into the EU requires a manufacturing authorization allowing for import. The manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, regulations and guidance. These requirements include compliance with EU GMP standards when manufacturing medicinal products and active pharmaceutical ingredients ("APIs"), including the manufacture of APIs outside of the EU with the intention to import the APIs into the EU. Similarly, the distribution of medicinal products within the EU is subject to compliance with the applicable EU laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU member states. MA holders and/or manufacturing and import authorization ("MIA") holders and/or distribution authorization holders may be subject to civil, criminal or administrative sanctions, including suspension of manufacturing authorization, in case of non-compliance with the EU or EU member states' requirements applicable to the manufacturing of medicinal products.

Data and Market Exclusivity

The EU provides opportunities for data and market exclusivity related to MAs. Upon receiving an MA, innovative medicinal products are generally entitled to receive eight years of data exclusivity and 10 years of market exclusivity. Data exclusivity, if granted, prevents regulatory authorities in the EU from referencing the innovator's data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar MAA can be submitted, and the innovator's data may be referenced. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial MA of the reference product in the EU. The overall ten-year period may, occasionally, be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU's regulatory authorities to be a new chemical/biological entity, and products may not qualify for data exclusivity.

In the EU, there is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product. For such products, the results of appropriate preclinical or clinical trials must be provided in support of an application for MA. Guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product.

Pediatric Development

In the EU, Regulation (EC) No 1901/2006 provides that all MAAs for new medicinal products have to include the results of trials conducted in the pediatric population, in compliance with a pediatric investigation plan ("PIP") agreed with the EMA's Pediatric Committee ("PDCO"). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the medicinal product for which MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures provided in the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all EU member states and study results are included in the product information, even when negative, the product is eligible for a six-month extension to the Supplementary Protection Certificate ("SPC") if any is in effect at the time of authorization or, in the case of orphan medicinal products, a two-year extension of orphan market exclusivity.

Post-Approval Requirements

Where an MA is granted in relation to a medicinal product in the EU, the holder of the MA is required to comply with a range of regulatory requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products.

Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the individual EU member states. The holder of an MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports ("PSURs").

All new MAAs must include a risk management plan ("RMP") describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies.

In the EU, the advertising and promotion of medicinal products are subject to both EU and EU member states' laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each member state and can differ from one country to another. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product's Summary of Product Characteristics ("SmPC") as approved by the competent authorities in connection with an MA. The SmPC is the document that provides information to physicians concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EU. Direct-to-consumer advertising of prescription medicinal products is also prohibited in the EU.

Healthcare Fraud and Abuse Laws. As a pharmaceutical company, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients' rights may be applicable to our business. We may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. For example, in the United States, there are federal and state anti-kickback laws that prohibit the payment or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services or reward past purchases or recommendations. These laws are applicable to manufacturers of products regulated by the FDA, such as us, and pharmacies, hospitals, physicians and other potential purchasers of such products.

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term "remuneration" is defined as any remuneration, direct or indirect, overt or covert, in cash or in kind, and has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payment, ownership interests and providing anything at less than its fair market value. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute may have been violated, and enforcement will depend on the relevant facts and circumstances. The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the "ACA"), among other things, amended the intent requirement of the federal Anti-Kickback Statute to state that a person or entity need not have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act (discussed below) or the civil monetary penalties statute, which imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent, or to have offered improper inducements to federal health care program beneficiaries to select a particular provider or supplier. The federal Anti-Kickback Statute is broad, and despite a series of narrow statutory exceptions and regulatory safe harbors, prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs, and do not contain identical safe harbors. In addition, where such activities involve foreign government officials, they may also potentially be subject to the

Foreign Corrupt Practices Act. Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities, including our activities with physician customers, pharmacies, and patients, as well as our activities pursuant to partnerships with other companies and pursuant to contracts with contract research organizations, could be subject to challenge under one or more of such laws.

The federal criminal and civil false claims laws, including the False Claims Act, which prohibits any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes "any request or demand" for money or property presented to the U.S. government. In addition, the ACA specified that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. The False Claims Act has been the basis for numerous enforcement actions and settlements by pharmaceutical and other healthcare companies in connection with various alleged financial relationships with customers. In addition, a number of pharmaceutical manufacturers have reached substantial financial settlements in connection with allegedly causing false claims to be submitted because of the companies' marketing of products for unapproved, and thus non-reimbursable, uses. Certain marketing practices, including off-label promotion, may also violate false claims laws, as might violations of the federal physician self-referral laws, such as the Stark laws, which prohibit a physician from making a referral to certain designated health services with which the physician or the physician's family member has a financial interest and prohibit submission of a claim for reimbursement pursuant to the prohibited referral. The "qui tam" provisions of the False Claims Act allow a private individual to bring civil actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In addition, various states have enacted similar fraud and abuse statutes or regulations, including, without limitation, false claims laws analogous to the False Claims Act that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Separately, there are a number of other fraud and abuse laws that pharmaceutical manufacturers must be mindful of, particularly after a product candidate has been approved for marketing in the United States. For example, a federal criminal law enacted as part of, the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") prohibits, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. There are also federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

Healthcare Privacy and Security Laws. We may be subject to, or our marketing activities may be limited by, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 ("HITECH") and their respective implementing regulations, which established uniform standards for certain "covered entities" (certain healthcare providers, health plans and healthcare clearinghouses) governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of protected health information. Among other things, HIPAA's privacy and security standards are directly applicable to "business associates" — independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity, as well as their covered subcontractors. In addition to possible civil and criminal penalties for violations, HITECH created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorney's fees and costs associated with pursuing federal civil actions. State laws also govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Further, we are required to comply with international personal data protection laws and regulations, particularly as the result of our operations in Düsseldorf, Germany.

Privacy and Security Laws. We are subject to diverse laws and regulations relating to data privacy and security, including HIPAA in the United States, the European Union's General Data Protection Regulation ("EU GDPR") in the European Economic Area ("EEA"), and the United Kingdom's General Data Protection Regulation ("UK GDPR"). New privacy rules are being enacted in the United States and globally, and existing ones are being expanded, updated and strengthened.

For example, the EU GDPR which went into effect in May 2018 introduced strict requirements regarding the processing of personal data, which apply to non-EU entities that process, or control the processing of, the personal information of EU subjects, including clinical trial data. The EU GDPR implements more stringent operational requirements than its predecessor legislation.

Also, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018 ("CCPA"), which became effective in January 2020. The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. The CCPA includes a framework with potentially severe statutory damages and private rights of action. The CCPA requires covered companies to provide new disclosures to California consumers (as that word is broadly defined in the CCPA), provide such consumers new ways to opt-out of certain sales of personal information, and allow for a new cause of action for data breaches.

Further, California voters approved a new privacy law, the California Privacy Rights Act ("CPRA") in the November 3, 2020 election. Effective starting on January 1, 2023, the CPRA will significantly modify the CCPA, including by expanding consumers' rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA.

"Sunshine" and Marketing Disclosure Laws. There are an increasing number of federal and state "sunshine" laws and equivalent foreign laws that require pharmaceutical manufacturers to make reports to states and equivalent foreign authorities on pricing and marketing information. Several states and local jurisdictions and equivalent foreign laws have enacted legislation requiring pharmaceutical companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, register pharmaceutical sales representatives, and prohibiting certain other sales and marketing practices. In addition, a similar federal requirement, known as the Physician Payments Sunshine Act, requires manufacturers, including pharmaceutical manufacturers, to track and report annually to the federal government certain payments and other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners) and teaching hospitals and information regarding ownership or investment interests held by such physicians and their immediate family members. The federal government discloses the reported information on a publicly available website. Certain states, such as Massachusetts, also make the reported information publicly available. Some foreign jurisdictions, including a number of EU Member States, impose equivalent requirements. In addition, there are state and local laws that require pharmaceutical representatives to be licensed and comply with codes of conduct, transparency reporting, and other obligations. These laws may adversely affect our sales, marketing, and other activities with respect to our products in the United States and on some foreign markets by imposing administrative and compliance burdens on us. If we fail to track and report as required by these laws or otherwise comply with these laws, we could be subject to the penalty provisions of the pertinent state and federal authorities.

Government Price Reporting. For those marketed products which are covered in the United States by the Medicaid programs, we have various obligations, including government price reporting and rebate requirements, which generally require products be offered at substantial rebates/discounts to Medicaid and certain purchasers (including "covered entities" purchasing under the 340B Drug Discount Program). We are also required to discount such products to authorized users of the Federal Supply Schedule of the General Services Administration, under which additional laws and requirements apply. These programs require submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations, and the guidance governing such calculations is not always clear. Compliance with such requirements can require significant investment in personnel, systems and resources, but failure to properly calculate our prices, or offer required discounts or rebates could subject us to substantial penalties. One component of the rebate and discount calculations under the Medicaid and 340B programs, respectively, is the "additional rebate," a complex calculation which is based, in part, on the rate at which a branded drug price increases over time more than the rate of inflation (based on the CPI-U). This comparison is based on the baseline pricing data for the first full quarter of sales associated with a branded drug's NDA, and baseline data cannot generally be reset, even on transfer of the NDA to another manufacturer. This "additional rebate" calculation can, in some cases where price increase has been relatively high versus the first quarter of sales of the NDA, result in Medicaid rebates up to 100 percent of a drug's "average manufacturer price" and 340B prices of one penny.

Penalties. Because of the breadth of these laws and the narrowness of available statutory exception and regulatory safe harbors, it is possible that some of our business activities in the United States could be subject to challenge under one or more of such laws. Moreover, state governmental agencies may propose or enact laws and regulations that extend or contradict federal requirements. If we or our operations are found to be in violation of any of the state or federal laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in U.S. federal or state healthcare programs, additional reporting requirements and/or oversight, if subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, exclusion from participation in federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could materially adversely affect our ability to operate our business and our financial results. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security, sunshine, government price reporting, and fraud laws may prove costly.

Coverage and Reimbursement. Sales of any marketed product, in particular for HEPLISAV-B, depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. These third-party payors are increasingly reducing coverage and reimbursement for medical products, drugs and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any marketed product or a decision by a third-party payor not to cover a market product could reduce physician usage and patient demand for the product and also have a material adverse effect on sales.

Impact of Healthcare Reform and Recent Public Scrutiny of Specialty Drug Pricing on Coverage, Reimbursement, and Pricing. In the United States and other potentially significant foreign markets for our products, federal and state authorities as well as third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which has resulted in lower average net selling prices. Further, there is increased scrutiny of prescription drug pricing practices by federal and state lawmakers and enforcement authorities. In addition, there is an emphasis on managed healthcare in the United States, which will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and governmental laws and, in the US, regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical reimbursement policies and pricing in general.

For example, in Massachusetts, the MassHealth program has requested permission from the federal government to use commercial tools, such as a closed formulary, to negotiate more favorable rebate agreements from drug manufactures. There also has been particular and increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. Such interest has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. At the federal level, in July 2021, the Biden administration released an executive order, "Promoting Competition in the American Economy," with multiple provisions aimed at prescription drugs. In response to Biden's executive order, on September 9, 2021, the Department of Health and Human Services ("HHS") released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 ("IRA") into law, which among other things, (1) directs HHS to negotiate the price of certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report within 90 days on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, in California, effective January 1, 2019, drug companies must notify insurers and government regulators of certain price increases and provide an explanation of the reasons for such increases.

In addition, the United States, the pharmaceutical industry has already been significantly affected by major legislative initiatives, including, for example, the ACA. The ACA, among other things, imposes a significant annual fee on companies that manufacture or import branded prescription drug products. It also contains substantial provisions intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, and impose additional health policy reforms, any or all of which may affect our business.

There remain judicial, Congressional, and executive branch challenges to certain aspects of the ACA. Since January 2017, President Trump signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. For example, the Tax Cuts and Jobs Act of 2017 (the "Tax Act") includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate". On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the "individual mandate" was repealed by Congress. Further, there have been a number of health reform measures by the Biden administration that have impacted the ACA. For example, the IRA, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the Biden administration will impact the ACA.

Other legislative changes have also been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011 resulted in aggregate reductions in Medicare payments to providers of up to two percent per fiscal year, starting in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect until 2031 unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. In addition, the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Such laws, and others that may affect our business that have been recently enacted or may in the future be enacted, may result in additional reductions in Medicare and other healthcare funding.

Moreover, in the EEA some countries require the completion of additional studies that compare the cost-effectiveness of a particular medicinal product candidate to currently available therapies. This Health Technology Assessment ("HTA") process, which is currently governed by the national laws of the individual EU Member States, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. On January 31, 2018, the European Commission adopted a proposal for a regulation on health technologies assessment. The proposed regulation is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. In December 2021, the HTA Regulation was adopted and entered into force on 11 January 2022. It will apply from 2025.

MANUFACTURING

We rely on our facility in Düsseldorf, Germany and third parties to perform the multiple processes involved in manufacturing HEPLISAV-B surface antigens, the combination of the oligonucleotide and the antigens, and formulation, fill and finish. As is common in our industry, in light of FDA inspection and licensing requirements for manufacturing sites, we have relied on a limited number of suppliers to produce oligonucleotides for clinical trials and conduct fill and finish operations. Historically, we relied on a single supplier to produce our CpG 1018 adjuvant for HEPLISAV-B and for our collaborators, and we have recently established an additional qualified supplier to produce CpG 1018 adjuvant for our collaboration partners. Switching suppliers, or bringing on additional suppliers, could be complicated and time consuming, but we generally seek to maintain inventory to help bridge any unexpected gap in supply. In order to help us successfully manufacture and commercialize HEPLISAV-B, we have secured long-term supply agreements with the key third-party suppliers and vendors for commercial supply of our component products and finished goods. We currently manufacture the HBsAg for HEPLISAV-B at our Dynavax GmbH facility.

COMMITMENT TO COMPLIANCE AND ENVIRONMENT

We are committed to conducting our business in compliance with all applicable legal and ethical standards. In addition, we are committed to helping to protect the environment.

Our Ethics and Compliance program includes our Code of Business Conduct and Ethics ("Code"), which sets forth our expectations of all Dynavax employees globally that they conduct their business activities in a legal and ethical manner. The Code can be found on our website under the header "Investors" and within that under the header "Corporate Governance Documents." We have a Chief Ethics and Compliance Officer, a Compliance Steering Committee and policies, procedures and training addressing specific aspects of our business, including advertising and promotion; engagements with healthcare providers; and regarding our business activities outside the United States to ensure they comply with the U.S. Foreign Corrupt Practices Act and all other applicable anti-corruption laws. We certify on an annual basis to having a comprehensive compliance program that meets the standards set forth under California law. This certification, which sets forth all of the elements of our healthcare compliance program, can be found on our website.

We also care about the environment. To that end, our headquarters is in a building certified as "Gold" level on the LEED Scorecard as set forth by the United States Green Building Committee. Additionally, we offer incentives to our employees to utilize public transit in order to reduce traffic congestion and pollution and there is a free shuttle from our building to public transportation. Access to our offices has been limited to essential workers since the beginning of the pandemic. We do not plan to have our headquarter-based employees return to our headquarters full-time in the near future. This transition to a largely virtual environment further helps reduce congestion and pollution. Additionally, during 2022 we significantly reduced the size of our headquarters office space, which will further reduce our carbon footprint. In addition, we have an active recycling program. We continue to consider other ways in which we can conduct our business in an environmentally friendly manner.

We have made, and will continue to make, expenditures for environmental compliance and protection. We do not expect that expenditures for compliance with environmental laws will have a material effect on our results of operations in the future.

HUMAN CAPITAL MANAGEMENT

As of December 31, 2022, we had 351 employees, comprised of 236 employees in the U.S., including 100 members of our field sales team located throughout the U.S., as well as 115 employees in our office and manufacturing facility in Düsseldorf, Germany. Many of our employees hold advanced degrees, including Masters degrees and Pharm.D., Ph.D., M.D. or J.D. degrees. We consider the intellectual capital of our employees to be an essential driver of our business and key to our future prospects. None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be very good.

Retention and Compensation

Our regrettable turnover rate for 2022 was 10% in the U.S. and less than 5% in Düsseldorf. Despite these low turnover rates, as a vaccine-focused company, we face stiff competition to hire and retain our employees which was exacerbated by the intense global focus to develop and distribute COVID-19 vaccines, as market participants in the COVID-19 space attempted to grow their businesses and sought to do so by hiring professionals with vaccine experience in particular. The average tenure among our employees, is 6.2 years in Düsseldorf and 2.8 years in the U.S.

In response to the COVID-19 pandemic, we moved to a virtual working model in the U.S. We believe that our new working model has enabled us to attract and retain top talent in a very competitive market. We also substantially reduced our office size at our U.S. headquarters in Emeryville, CA to reflect this new approach to remote work.

We monitor our compensation programs closely and provide what we consider to be a very competitive mix of compensation and insurance benefits for all our employees, which includes base salary, annual cash bonus opportunity, comprehensive benefits package and equity compensation. Each of our employees participates in our equity programs. The annual cash bonus opportunity and equity compensation generally increase as a percentage of total compensation based on level of responsibility. Any actual cash bonus payout for our employees is based on a combination of our performance against corporate goals and individual performance, with the exception of any actual cash bonus payouts to our Chief Executive Officer and President which is based solely on our performance against corporate goals. The mix of equity compensation also shifts based on the level of responsibility; employees below the senior director level typically receive 100 percent of their equity compensation in restricted stock units, while more senior level employees typically receive a mix of stock options and restricted stock units with the most senior level employees more heavily weighted toward stock options.

Development and Training

Attracting and retaining top talent is key to the achievement of our strategic goals. The development and engagement of our employees is also a top priority of the human resources team. We perform annual performance reviews of all employees, and we seek employee feedback in a variety of ways, including annual employee surveys. In 2022, 30 leaders and key contributors completed a leadership development program, in addition to the 78 who participated in the prior year. Our senior management and human resources team periodically undertake comprehensive succession planning and talent development plan reviews, which include employees in senior director and above roles, and our leadership development program is designed to support the needs identified in these reviews. In addition, we have an extensive series of employee training programs on business ethics and compliance matters, including required annual trainings on our Code, our Anti-Corruption Compliance Policy and certain cybersecurity topics. Also, depending on employee roles and departments, we have employee training programs on medical affairs, commercial, sales and other matters.

In 2022, we continued to advance our three Diversity, Equity, and Inclusion (DEI) Commitments:

- Fostering a culture where all employees are recognized and appreciated for the unique individuals they are and for their accomplishments in the workplace.

- Providing education to our employees on the negative effects of unconscious bias.

- Building and sustaining a team filled with a diversity of personal experiences, backgrounds, and perspectives.

In connection with our 2022 corporate goals, we partnered with external DEI consultants to develop and deliver unconscious bias training to our employees in 2022. Further, we train all hiring managers and those who interview candidates in the talent acquisition process on unconscious bias. Our human resources team undertakes to oversee and audit our DEI commitments and initiatives periodically and regularly reports to our senior management, including with respect to workforce demographic data. One of our corporate goals for 2023 is advancing our DEI commitments by launching mosaic community groups, which are employee resource and affinity groups formed to grow community and focus on a common interest or purpose. We recently launched our DEI survey to all employees, such that we can gather further information on our DEI initiatives and continue to work on our DEI commitments.

CORPORATE INFORMATION & AVAILABLE INFORMATION

Our principal executive offices are located at 2100 Powell Street, Suite 720, Emeryville, California, 94608. Our telephone number is (510) 848-5100. We make available, free of charge on our website located at www.dynavax.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after filing such reports with the Securities and Exchange Commission ("SEC"). Alternatively, you may access these reports at the SEC's website at www.sec.gov. The contents of our websites are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, in addition to the other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and related notes, before making an investment decision. The risks described below are not the only ones facing us. If any of the events described in the following risk factors occurs, our business, operating results and financial condition could be seriously harmed. This Annual Report on Form 10-K also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of factors that are described below and elsewhere in this Annual Report on Form 10-K.

Risks Related to our Business and Capital Requirements

HEPLISAV-B has been approved and launched in the United States and the European Union, including Germany, and there is significant competition in these marketplaces. Since this is our first marketed product, the timing of uptake and distribution efforts are unpredictable and there is a risk that we may not achieve and sustain commercial success for HEPLISAV-B.

We have established sales, marketing and distribution capabilities and commercialized HEPLISAV-B in the U.S and Germany. Successful commercialization of HEPLISAV-B in those countries or elsewhere will require significant resources and time. While our personnel are experienced with respect to marketing of healthcare products, because HEPLISAV-B is our first marketed product, the potential uptake of the product through distribution, and the timing, trajectory, rate and sustainability for growth in sales is unpredictable, and we may not be successful in commercializing HEPLISAV-B in the long term. Additionally, while we have received European Union approval for HEPLISAV-B and we commenced commercial shipments of HEPLISAV-B in Germany in May 2022, this has been our first product launch in the European Union and there can be no certainty that we will succeed in these efforts. In particular, successful commercialization of HEPLISAV-B will require that we continue to negotiate and enter into contracts with wholesalers, distributors, group purchasing organizations, and other parties, and that we maintain those contractual relationships. There is a risk that we may fail to complete or maintain some or all of these important contracts on favorable terms or at all, or that in a potentially evolving reimbursement environment, our efforts may fail to overcome established competition at favorable pricing, or at all.

In 2021, we significantly expanded our field sales force. It will take time for this expanded team to generate significant sales momentum, if it does so at all. Although we have had some success growing and developing our field sales force following the launch of HEPLISAV-B, there is no guarantee that we will be able to generate sales at the same rates going forward, or at all. In addition, retention of capable sales personnel may be more difficult for us compared to our competitors, as we focus on a single product offering. We must retain our sales force in order for HEPLISAV-B to maintain or expand its commercial presence.

Moreover, we expect that we will need to invest significant resources in order to successfully market, sell and distribute HEPLISAV-B for use with diabetes patients, one of our targeted patient populations for which we do not yet have approval to market. Although the Centers for Disease Control and Prevention ("CDC") and the CDC's Advisory Committee on Immunization Practices ("ACIP") recommend that all adults aged 19-59, including patients with diabetes, receive hepatitis B vaccinations, we are unable to predict how many of those patients may actually receive HEPLISAV-B.

In addition to the risks with employing and maintaining our own commercial capabilities and with contracting, other factors that may inhibit our efforts to successfully commercialize HEPLISAV-B include:

- whether we are able to recruit and retain adequate numbers of effective sales and marketing personnel;

- whether we are able to access key health care providers to discuss HEPLISAV-B;

- whether we can compete successfully as a relatively new entrant in established distribution channels for vaccine products; and

- whether we will maintain sufficient financial resources to cover the costs and expenses associated with creating and sustaining a capable sales and marketing organization and related commercial infrastructure.

If we are not successful, we may be required to collaborate or partner HEPLISAV-B with a third-party pharmaceutical or biotechnology company with existing products. To the extent we collaborate or partner, as we have done for HEPLISAV-B distribution in Germany, the product's financial value will be shared with another party and we will need to establish and maintain a successful collaboration arrangement, and we may not be able to enter into these arrangements on acceptable terms or in a timely manner in order to establish HEPLISAV-B in the market. To the extent that we enter into co-promotion or other arrangements, any revenues we receive will depend upon the efforts of third parties, which may not be successful and are only partially in our control. In that event, our product revenues may be lower than if we marketed and sold our products directly with the highest priority, and we may be required to reduce or eliminate much of our commercial infrastructure and personnel as a result of such collaboration or partnership.

As a result of the COVID-19 pandemic, many healthcare and contracting professionals at hospitals and other medical institutions with whom our field-based personnel interact are conducting a greater proportion of their working schedule from home. The increased electronic communication, as compared to in-person interactions, and the reduced quantity of interactions may impact the effectiveness of our sales personnel and our overall product sales of HEPLISAV-B. While in-person interactions have increased since the peak of the COVID-19 pandemic, any rise in new variants and related protections could impact our and our collaborators' customer procurement activities. In 2020, we implemented a mandatory work from home policy for employees who can perform their jobs offsite. With the rise of new variants and related precautions, our customers' procurement activities and those of our collaborators could continue to be impacted which could negatively affect our overall product sales. It is possible that we may have to limit in-person engagement again the in future.

Governments influence the price of medicinal products in the European Union through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Even though we have been granted a marketing authorization in the European Union for HEPLISAV-B, we have yet to obtain broad reimbursements and pricing approval in any European Union member state and rely on our distributor to do so, who currently only markets in Germany. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other European Union member states allow companies to fix their own prices for medicines, but monitor and control company profits. Any delay in being able to market our products in the European Union or elsewhere will adversely affect our business and financial condition.

If we, or our partners, are not successful in setting our marketing, pricing and reimbursement strategies, recruiting and maintaining effective sales and marketing personnel or building and maintaining the infrastructure to support commercial operations in the U.S. and elsewhere, we will have difficulty successfully commercializing HEPLISAV-B, which would adversely affect our business and financial condition.

Our financial results may vary significantly from quarter to quarter or may fall below the expectations of investors or securities analysts, each of which may adversely affect our stock price.

Numerous factors, many of which are outside our control, may cause or contribute to significant fluctuations in our quarterly and annual operating results. For example, during the year ended December 31, 2022, sales of CpG 1018 adjuvant accounted for 81.3% of our overall revenue, and two CpG 1018 adjuvant customers accounted for 68.4% of our overall revenue. Our CpG 1018 adjuvant supply agreements expired at the end of 2022, and we are not expecting our CpG 1018 adjuvant customers to place substantial new orders for CpG 1018 adjuvant in 2023. As a result, we currently expect minimal to no CpG 1018 adjuvant revenue for 2023, which will cause our future revenue and cash flow to decrease materially relative to prior periods. Similarly, our revenue or operating expenses in one period may be disproportionately higher or lower relative to the others due to, among other factors, these revenue fluctuations or increases in expenses as we invest in our pipeline. Accordingly, comparing our operating results on a period-to-period basis may not be meaningful, and investors should not rely on any particular past results as an indication of our future performance. If such fluctuations occur or if our operating results deviate from our expectations or the expectations of investors or securities analysts, our stock price may be adversely affected.

Revenue from sales of our CpG 1018 adjuvant has been and will continue to be difficult to predict. During the year ended December 31, 2022, we received advanced payments from certain of our customers to purchase specified quantities of CpG 1018 adjuvant, which were recorded as deferred revenue until we delivered the adjuvant and met all criteria to recognize revenue. In accordance with our stated revenue policy, we recorded revenue for these contracts upon meeting all of the criteria for revenue recognition under Accounting Standards Codification 606, which includes, among other criteria, the transfer of control for CpG 1018 adjuvant to our customer. Our COVID collaborators in many cases have purchase agreements with government agencies. If our collaborators do not receive payment from these agencies, our ability to collect our own receivables may be adversely affected. We have in the past, and may in the future, adjust delivery dates, allow cancellations or give concessions on outstanding receivables in certain circumstances to better enable our customers to meet their obligations, which can impact the timing or amount of our revenue recognition, cash collections and transfer of control.

For example, in August and October 2022, we entered into an amendment to the Clover Supply Agreement, which, among other things, modified the scope of the Clover Supply Agreement to reduce certain quantities of CpG 1018 adjuvant deliverable under the agreement and/or reduce amounts receivable, which we originally intended to deliver in accordance with a purchase order previously issued by Clover, and apply prepayments Clover previously made to us as payment for portions of pending outstanding purchase orders. In January 2023, we entered into another amendment to the Clover Supply Agreement to modify the price per dose of CpG 1018 adjuvant paid by Clover for adjuvant used in finished vaccine doses sold through government procurement programs relating to the booster program promoted by the China National Health Commission.

Moreover, the occurrence and timing of a transfer of control can be difficult to predict, and the recognition of revenue can vary widely depending on timing of product deliveries and satisfaction of other obligations. Our delivery obligations for CpG 1018 under our previously disclosed supply agreements have been satisfied, and we do not know if or when we will receive additional orders. To the extent that we receive additional orders, we expect that our visibility into future revenue relating to sales of CpG 1018 adjuvant, including volumes, prices and timing, will continue to be limited and could result in significant, unexpected fluctuations in our quarterly and annual operating results.

We have incurred annual net losses in most years since our inception and anticipate that we could continue to incur significant losses if we do not successfully commercialize HEPLISAV-B and/or continue to sell significant quantities of our CpG 1018 adjuvant.

We have generated limited revenue from the sale of products and, prior to January 1, 2021, had incurred losses in each year since we commenced operations in 1996. Our net income for the years ended December 31, 2022 and 2021 was $293.2 million and $76.7 million, respectively, compared to net loss of $75.2 million for the year ended December 31, 2020. As of December 31, 2022, we had an accumulated deficit of $924.2 million.

With our investment in the launch and commercialization of HEPLISAV-B in the U.S. and Europe, we have in the past, and could in the future, incur operating losses. Our expenses have increased substantially as we established and maintain our HEPLISAV-B commercial infrastructure, including investments in internal infrastructure to support our field sales force and investments in manufacturing and supply chain commitments to maintain commercial supply of HEPLISAV-B. Further, we expect to increase research and development costs as we invest in our pipeline. We are already advancing a multi-program clinical pipeline leveraging CpG 1018 adjuvant to develop improved vaccines in indications with unmet medical needs including Phase 1 clinical trials in Tdap and shingles, and a Phase 2 clinical trial in plague in collaboration with and fully funded by the U.S. Department of Defense ("DoD"). We expect research and development costs to increase further if we add additional programs to our pipeline.

While new sales of CpG 1018 adjuvant generated significant revenue during the COVID-19 pandemic, we do not expect that such revenues will continue in the long term at the same scale. The timing for uptake of our products in the U.S. and abroad may further affect costs or losses related to commercialization. Due to the numerous risks and uncertainties associated with developing and commercializing vaccine products or other products we may choose to offer in the future, we are unable to predict the extent of any future losses or when, if ever, we will become profitable on an annual recurring basis, or, that if we are able to reach consistent profitability that it will be sustainable for any period of time.

Many of our competitors have greater financial resources and expertise than we do. If we are unable to successfully compete with existing or potential competitors as a result of these disadvantages, we may be unable to generate sufficient, or any, revenues and our business will be harmed.

We compete with pharmaceutical companies, biotechnology companies, academic institutions and research organizations, in developing and marketing vaccines and adjuvants. For example, HEPLISAV-B competes in the U.S. with established hepatitis B vaccines marketed by Merck, GlaxoSmithKline plc ("GSK") and VBI Vaccines Inc. ("VBI"), and with vaccines from those companies as well as several additional established pharmaceutical companies who market abroad. There are also modified schedules of conventional hepatitis B vaccines for limited age ranges that are approved in the European Union and United States. Competition in European markets could affect our success or the success of our distributor in that market as well. In addition, HEPLISAV-B competes against Twinrix, a bivalent vaccine marketed by GSK for protection against hepatitis B and hepatitis A.

We are also in competition with companies developing vaccines and vaccine adjuvants, generally including, among others, GSK, Pfizer, Inc., Sanofi S.A., Merck, Bavarian Nordic A/S, Emergent BioSolutions, Inc., Novavax, Inc., Medicago Inc., Valneva, AstraZeneca plc, Moderna, Inc., Johnson & Johnson, VBI, Biontech SE and Curevo Vaccine. We will likely compete with several of these companies in the hepatitis space, Tdap space, shingles space and other spaces occupied by any other product candidates we ultimately choose to advance through our pipeline in the future.

Products in our clinical pipeline, if approved, will also face competition from competitors who have competing clinical programs or already approved products. Existing and potential competitors or other market participants may also compete with us for qualified commercial, scientific and management personnel, as well as for technology that would otherwise be advantageous to our business. Our success in developing marketable products and achieving a competitive position will depend, in part, on our ability to attract and retain qualified personnel in the near-term, particularly with respect to HEPLISAV-B commercialization. If we do not succeed in attracting new personnel and retaining and motivating existing personnel, our operations may suffer and we may be unable to properly manage our business, obtain financing as needed, enter into collaborative arrangements, advance or sell our product candidates or generate revenues.

We rely on our facility in Düsseldorf, Germany and third parties to supply materials or perform processes necessary to manufacture our products and our product candidates. We rely on a limited number of suppliers to produce the oligonucleotides we require for development and commercialization. Additionally, we have limited experience in manufacturing our products or product candidates in commercial quantities. With respect to HEPLISAV-B, we use a pre-filled syringe presentation of the vaccine and our ability to meet future demand will depend on our ability to manufacture or have manufactured sufficient supply in this presentation.

We rely on our facility in Düsseldorf and third parties to perform the multiple processes involved in manufacturing HEPLISAV-B surface antigens, the combination of the oligonucleotide and the antigens, and formulation, fill and finish. We may continue to do the same for any additional products we might add in the future through natural internal expansion of our pipeline, or in transactions with an external third-party or parties. The FDA approved our pre-filled syringe presentation of HEPLISAV-B in 2018 and we expect such presentation will be the sole presentation for HEPLISAV-B going forward. We have limited experience in manufacturing and supplying this presentation ourselves, and rely on a contract manufacturer to do so. Our contract manufacturer is the only approved provider that we have, and there can be no assurance that we or they can successfully manufacture sufficient quantities of pre-filled syringes in compliance with good manufacturing practice ("GMP") in order to meet market demand, whether because of our supplier's own operations, operations of its sub-suppliers, issues with downstream supply chains or otherwise. If our contract manufacturer is unable to source components needed to complete fill and finish of our pre-filled syringes, we may be required to identify a second source which would have associated costs and regulatory requirements. Qualifying a second source could take more than a year to accomplish. If we are unable to do all this, on a timely basis or at all, our HEPLISAV-B sales could be materially and adversely impacted.

Historically, we have also relied on a limited number of suppliers to produce oligonucleotides for clinical trials and a single supplier to produce (i) our CpG 1018 adjuvant for manufacture of HEPLISAV-B and for sale to our collaborators and (ii) our pre-filled syringe presentation. Recently, we qualified a second supplier to manufacture CpG 1018 adjuvant for our COVID business, but we have a limited operating relationship with them. If we were unable to maintain our existing suppliers for CpG 1018 adjuvant, we would have to establish an alternate qualified manufacturing capability ourselves, which would result in significant additional operating costs and delays in manufacturing HEPLISAV-B, or CpG 1018 adjuvant, and developing and commercializing our, and potentially our collaborators', product candidates. We or other third parties may not be able to produce product at a cost, quantity and quality that are available from our current third-party suppliers, or at all.

In countries outside of the U.S., we may not be able to comply with ongoing and comparable foreign regulations, and our manufacturing process may be subject to delays, disruptions or quality control/quality assurance problems. Noncompliance with these regulations or other problems with our manufacturing process may limit or disrupt the commercialization of our products or our and our collaborators' product candidates and could result in significant expense.

As we continue to focus on the commercialization of our HEPLISAV-B vaccine and our CpG 1018 adjuvant, we may encounter difficulties in managing our commercial growth and expanding our operations successfully.

As our commercial operations expand, we expect that we will also need to manage additional relationships with various third parties, including sole source suppliers, distributors, collaboration partners, wholesalers and hospital customers. Future growth will impose significant added responsibilities on our organization, in particular on management. Our future financial performance and our ability to successfully commercialize our HEPLISAV-B vaccine and CpG 1018 adjuvant, and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we may not be able to manage our growth efforts effectively, and hire, train, retain and integrate additional management, administrative and sales and marketing personnel, or secure sufficient or timely supply from third party service and product providers, and our failure to accomplish any of these activities could prevent us from successfully increasing or maintaining the same level of commercial growth as we have seen in the past.

If HEPLISAV-B or any products we develop are not accepted by the market or if regulatory agencies limit our labeling indications, require labeling content that diminishes market uptake of HEPLISAV-B or any other products we develop, or limit our marketing claims, we may be unable to generate significant future revenues, if any.

Even if we obtain regulatory approval for our product candidates, such as the U.S. and European Union approvals of HEPLISAV-B and are able to commercialize them as we have with HEPLISAV-B, our products may not gain market acceptance among physicians, patients, healthcare payors and the medical community.

The degree of market acceptance of HEPLISAV-B and any of our future approved products will depend upon a number of factors, including:

- the indication for which the product is approved and its approved labeling;

- the presence of other competing approved products;

- the potential advantages of the product over existing and future treatment methods;

- the relative convenience and ease of administration of the product;

- the strength of our sales, marketing and distribution support;

- the price and cost-effectiveness of the product; and

- third-party coverage and adequate reimbursement and the willingness of patients to pay out-of-pocket in the absence of sufficient reimbursement by third-party payors.

The FDA or other regulatory agencies could limit the labeling indication for which our product candidates may be marketed or could otherwise limit marketing efforts for our products. If we are unable to achieve approval or successfully market any of our products or product candidates, or marketing efforts are restricted by regulatory limits, our ability to generate revenue could be significantly impaired.

As we continue to grow as a commercial organization and enter into supply agreements with customers, those supply agreements will have obligations to deliver product that we are reliant upon third parties to manufacture on our behalf.

As our commercial business begins to expand in connection with commercial sales of HEPLISAV-B and CpG 1018 adjuvant, the contracts we enter into with our customers will generally carry delivery obligations that require us to deliver product in certain quantities and meet certain quality thresholds, among other things, all within specified timeframes. If, for any reason, whether due to reliance on third-party manufacturers or otherwise, we are unable to deliver timely, compliant products to our customers in quantities that meet our contractual obligations, we could be subject to lost revenue, contractual penalties, suits for damages, harm to our reputation or other problems that could materially and adversely affect our business. To the extent we add new products in the future, these risks could be exacerbated by the added complexity of managing multiple product lines.

We have entered into collaborative relationships to develop vaccines utilizing our CpG 1018 adjuvant, including collaborations to develop vaccines for COVID-19. These collaborations may not be successful. If the combination of patents, trade secrets and other proprietary rights that we rely on to protect our intellectual property rights in CpG 1018 adjuvant or otherwise are inadequate, we may be unable to realize recurring commercial benefit from the development of any vaccines containing CpG 1018 adjuvant.

As part of our business, we are working to develop our CpG 1018 adjuvant as a premier vaccine adjuvant through research collaborations, partnerships and supply arrangements. Current relationships and efforts are focused on adjuvanted vaccines for COVID-19, plague, Tdap, seasonal influenza, universal influenza and shingles. There are risks and uncertainties inherent in vaccine research and development, including the timing of completing vaccine development, the results of clinical trials, whether a vaccine will be approved for use, the extent of competition, government actions and whether a vaccine can be successfully manufactured and commercialized. As a result, these internal or collaborative efforts may not be as successful as we expect, or at all.

In addition, our collaborators have primary responsibility for the development, conduct of clinical trials, and for seeking and obtaining regulatory approval of potential vaccines, including any potential vaccine for COVID-19 containing our adjuvant. We have limited or no control over our collaborators' decisions, including the amount and timing of resources that any of these collaborators will dedicate to such activities. In circumstances where our collaborators do not purchase as much adjuvant as we anticipate or they delay placing orders or taking certain deliveries, there can be a negative impact on our revenue recognition. If a collaborator fails to conduct collaborative activities successfully, the development and commercialization of a vaccine could be delayed, and may not occur at all. For example, as of December 31, 2022, all five of our collaborators have received emergency use authorization and one of them has received full approval from an applicable regulatory authority for a vaccine for COVID-19 containing our adjuvant. Even with approvals being received by our collaborators, whether for emergency use or full authorization, their ability to deliver, sell and collect on receivables is not guaranteed. This could, in turn, impact our own ability to collect receivables.

Furthermore, restrictive government actions related to potential waivers of intellectual property rights in the case of national emergencies or in other circumstances, such as imposition of compulsory licenses related to COVID-19 vaccines, as well as other regulatory initiatives, may result in a general weakening of our or our collaborators' intellectual property protection or otherwise diminish or eliminate our or our collaborators' ability to realize any commercial benefit from the development of a COVID-19 vaccine containing CpG 1018 adjuvant. This could, in turn, adversely impact the demand for CpG 1018 adjuvant over the long term, which could have a material adverse effect on our business, results of operations, and financial condition.

Our business and operations have been, and may continue to be, adversely affected by the ongoing COVID-19 global pandemic.

The COVID-19 pandemic, and government measures taken in response, have had a significant impact, both direct and indirect, on businesses and commerce, as it caused significant reductions in business-related activities. Supply chains have been disrupted, and manufacturing and clinical development activities have been curtailed or suspended. The principal purchasers of HEPLISAV-B, including independent hospitals and clinics, integrated delivery networks, public health clinics and prisons, the Departments of Defense and Veterans Affairs and retail pharmacies, all curtailed their day-to-day activities to some extent and at times ceased allowing or significantly reduced access to their facilities for non-COVID-19 related business. Thus, our field sales and medical science employees are working a greater proportion of their working schedule from home and are facing additional demands on their time during the COVID-19 pandemic. The different quality of electronic interactions as compared with in-person interactions, as well as the reduced quantity of interactions during the COVID-19 pandemic, may reduce the effectiveness of our sales personnel, our customers' procurement activities, as well as those of our collaborators.

During the peak of the COVID-19 pandemic, there was also a significant reduction in the utilization of adult vaccines (other than COVID-19 vaccines), including a reduced utilization of HEPLISAV-B which impacted sales of HEPLISAV-B. Even if utilization rates return to normal, as the COVID-19 pandemic continues to evolve and if new variants of the virus emerge, there may be future disruptions to demand for HEPLISAV-B. The overall magnitude of the disruption to our business will depend, in part, on the length and ongoing severity of any restrictions and other limitations on our ability to conduct our business in the ordinary course. Prolonged disruptions would likely materially and negatively impact our business, operating results and financial condition.

The COVID-19 pandemic continues to rapidly evolve, and new variants of the virus continue to emerge. While some vaccines have been approved, it is not clear whether, which, or to what extent these vaccines will protect against current or future variants of the virus in the long term. The extent to which the COVID-19 pandemic impacts our business, our future sales of HEPLISAV-B and our total revenue will depend on future developments that are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration and severity of the outbreak including current and future variants, travel restrictions, quarantines, social distancing requirements and business closures in the United States and elsewhere, business or supply chain disruptions and the effectiveness of actions taken in the U.S. and elsewhere to contain and treat the disease. Accordingly, we do not yet know the full extent of potential delays or impacts on our business, operations or the global economy as a whole. However, these impacts could continue to adversely impact our business, financial condition, results of operations and growth prospects. In addition, to the extent the ongoing COVID-19 pandemic adversely affects our business and results of operations, it may also have the effect of heightening many of the other risks and uncertainties described elsewhere in this "Risk Factors" section.

We face uncertainty regarding coverage, pricing and reimbursement and the practices of third-party payors, which may make it difficult or impossible to sell certain of our products or product candidates on commercially reasonable terms.

In both domestic and foreign markets, our ability to achieve profitability will depend in part on the negotiation of a favorable price, as well as the availability of coverage and adequate reimbursement, from third-party payors, in particular for HEPLISAV-B, where existing products are already marketed. In the U.S., pricing for hepatitis B vaccines is currently stable and reimbursement is favorable as we believe private and public payors recognize the value of prophylaxis in this setting given the high costs of potential morbidity and mortality, and we have achieved coverage with most third-party payors. However, there is a risk that some payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include HEPLISAV-B. Reimbursement or pricing in jurisdictions outside the U.S. may be less favorable. Thus, there can be no assurance that HEPLISAV-B will achieve and sustain stable pricing and favorable reimbursement. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. Our ability to successfully obtain and retain market share and achieve and sustain profitability will be significantly dependent on the market's acceptance of a price for HEPLISAV-B sufficient to achieve profitability, and future acceptance of such pricing.

Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services, and pricing, as well as coverage and reimbursement decisions, may not allow our future products to compete effectively with existing competitive products. Because we intend to offer products, if approved, that involve new technologies, the willingness of third-party payors to reimburse for our products is uncertain. We will have to charge a price for HEPLISAV-B or any other products we commercialize that is sufficient to enable us to recover our considerable investment in product development and our operating costs. Further, coverage policies and third-party reimbursement rates may change at any time. Therefore, even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future. Adequate third-party payor reimbursement may not be available to enable us to maintain price levels sufficient to achieve profitability, and such unavailability could harm our future prospects and reduce our stock price.

Many EU Member States periodically review their reimbursement procedures for medicinal products, which could have an adverse impact on reimbursement status. We expect that legislators, policymakers and healthcare insurance funds in the EU Member States will continue to propose and implement cost-containing measures, such as lower maximum prices, lower or lack of reimbursement coverage and incentives to use cheaper, usually generic, products as an alternative to branded products, and/or branded products available through parallel import to keep healthcare costs down. Moreover, in order to obtain reimbursement for our products in some European countries, including some EU Member States, we may be required to compile additional data comparing the cost-effectiveness of our products to other available therapies. HTA of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU Member States, including those representing the larger markets. The HTA process is the procedure to assess therapeutic, economic and societal impact of a given medicinal product in the national healthcare systems of the individual country. The outcome of an HTA will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product currently varies between EU Member States.

In December 2021, Regulation No 2021/2282 on HTA amending Directive 2011/24/EU, was adopted in the EU. This Regulation, which entered into force in January 2022 and will apply as of January 2025, is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. The Regulation foresees a three-year transitional period and will permit EU Member States to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU Member States will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement. If we are unable to maintain favorable pricing and reimbursement status in EU Member States for product candidates that we may successfully develop and for which we may obtain regulatory approval, any anticipated revenue from and growth prospects for those products in the EU could be negatively affected.

Legislators, policymakers and healthcare insurance funds in the EU may continue to propose and implement cost-containing measures to keep healthcare costs down, particularly due to the financial strain that the COVID-19 pandemic has placed on national healthcare systems of the EU Member States. These measures could include limitations on the prices we would be able to charge for product candidates that we may successfully develop and for which we may obtain regulatory approval or the level of reimbursement available for these products from governmental authorities or third-party payors. Further, an increasing number of EU and other foreign countries use prices for medicinal products established in other countries as "reference prices" to help determine the price of the product in their own territory. Consequently, a downward trend in prices of medicinal products in some countries could contribute to similar downward trends elsewhere.

We are subject to ongoing FDA and EMA post-marketing obligations concerning HEPLISAV-B, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated regulatory issues with HEPLISAV-B.

Our HEPLISAV-B regulatory approval in the United States is subject to certain post-marketing obligations and commitments to the FDA. For example, we were required to conduct an observational comparative study of HEPLISAV-B to Engerix-B to assess occurrence of acute myocardial infarction ("AMI"). This post-marketing study was initiated in August 2018 and concluded in November 2020. While the results of the study, announced in April 2021, provided that there was no increased risk of AMI associated with vaccination with HEPLISAV-B compared to Engerix-B, we may be required to conduct further studies on HEPLISAV-B or our other product candidates in the future. Also, we received data from the autoimmune portion of our observational study, and the data indicated no association between HEPLISAV-B and any of the studied autoimmune diseases. We are also conducting a pregnancy registry study to provide information on outcomes following pregnancy exposure to HEPLISAV-B. This study requires significant effort and resources, and failure to timely conduct and/or complete the study to the satisfaction of the FDA could result in withdrawal of our biologics license application approval, which would have a material adverse effect on our business, results of operations, financial condition and prospects. As we advance our pipeline, similar studies may be required for other candidates. The results of post-marketing studies may also result in additional warnings or precautions for the HEPLISAV-B label or labels of any future products, or expose additional safety concerns that may result in product liability and withdrawal of a product or products from the market, any of which would have a material adverse effect on our business, results of operations, financial condition and prospects.

Similar post-marketing obligations and commitments exist in the European Union. For example, we are required to submit periodic safety update reports to the EMA and to keep an up-to-date risk management plan that takes into account new information that may lead to a significant change in the risk/benefit profile of HEPLISAV-B. We may have similar obligations for future products if and when approved. Non-compliance with European Union requirements regarding safety monitoring or pharmacovigilance can result in significant financial penalties.

In addition, the manufacturing processes, labelling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for HEPLISAV-B are subject to extensive and ongoing regulatory requirements in the United States and the European Union. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing practices, good clinical practices ("GCP"), International Conference on Harmonization guidelines, and good laboratory practices. If we are not able to meet and maintain regulatory compliance for HEPLISAV-B or any future product, we may lose marketing approval and be required to withdraw our product. Withdrawal of our product would have a material adverse effect on our business.

HEPLISAV-B and all of our clinical programs rely on oligonucleotide TLR agonists. In the event of serious adverse event data relating to TLR agonists, we may be required to reduce the scope of, or discontinue, our operations, or reevaluate the viability of strategic alternatives.

Our programs, including HEPLISAV-B, incorporate TLR9 agonist CpG oligonucleotides. If any of our product candidates in clinical trials or similar products from competitors produce serious adverse event data, we may be required to delay, discontinue or modify our clinical trials or our clinical trial strategy, or significantly reevaluate strategic alternatives. If a safety risk based on mechanism of action or the molecular structure were identified, it may hinder our ability to develop our product candidates or enter into potential collaboration or commercial arrangements. Rare diseases and a numerical imbalance in cardiac adverse events have been observed in patients in our clinical trials. If adverse event data are found to apply to our TLR agonist as a whole, we may be required to significantly reduce or discontinue our operations.

HEPLISAV-B is subject to regulatory obligations and continued regulatory review, and if we receive regulatory approval for our other product candidates, we will be subject to ongoing FDA and foreign regulatory obligations and continued regulatory review for such products.

With respect to HEPLISAV-B and our other product candidates in development, we and our third-party manufacturers and suppliers are required to comply with applicable GMP regulations and other international regulatory requirements. The regulations require that our products and product candidates be manufactured and records maintained in a prescribed manner with respect to manufacturing, testing and quality control/quality assurance activities. Manufacturers and suppliers of key components and materials must be named in a Biologics License Application ("BLA") submitted to the FDA for any product candidate for which we are seeking FDA approval. Additionally, third-party manufacturers and suppliers and any manufacturing facility must undergo a pre-approval inspection before we can obtain marketing authorization for any of our product candidates. Even after a manufacturer has been qualified by the FDA, the manufacturer must continue to expend time, money and effort in the area of production and quality control to ensure full compliance with GMP. Manufacturers are subject to regular, periodic inspections by the FDA following initial approval. Further, to the extent that we contract with third parties for the manufacture of our products or product candidates, our ability to control third-party compliance with FDA requirements will be limited to contractual remedies and rights of inspection.

If, as a result of the FDA's inspections, it determines that the equipment, facilities, laboratories or processes do not comply with applicable FDA regulations and conditions of product approval, the FDA may not approve the product or may suspend the manufacturing operations. If the manufacturing operations of any of the suppliers for our products or product candidates are suspended, we may be unable to generate sufficient quantities of commercial or clinical supplies of product to meet market demand, which would harm our business. In addition, if delivery of material from our suppliers is interrupted for any reason, we might be unable to ship our approved product for commercial supply or to supply our products in development for clinical trials. Significant and costly delays can occur if the qualification of a new supplier is required.

Failure to comply with regulatory requirements could prevent or delay marketing approval or require the expenditure of money or other resources to correct. Failure to comply with applicable requirements may also result in warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution, any of which could be harmful to our ability to generate revenues and to our stock price.

Regulatory authorities may require more clinical trials for our product candidates than we currently expect or are conducting before granting regulatory approval, if regulatory approval is granted at all. Our clinical trials may be extended which may lead to substantial delays in the regulatory approval process for our product candidates and may impair our ability to generate revenues.

Our registration and commercial timelines depend on further discussions with regulatory agencies and requirements and any requests that they may make for additional data or completion of additional clinical trials. Any such requirements or requests could:

- adversely affect our ability to timely and successfully commercialize or market these product candidates;

- result in significant additional costs;

- potentially diminish any competitive advantages for those products;

- potentially limit the markets for those products;

- adversely affect our ability to enter into collaborations or receive milestone payments or royalties from potential collaborators;

- cause us to abandon the development of the affected product candidate; or

- limit our ability to obtain additional financing on acceptable terms, if at all.

Clinical trials for our commercial product and product candidates are expensive and time consuming, may take longer than we expect or may not be completed at all, and have uncertain outcomes.

Clinical trials, including post-marketing studies, to generate sufficient data to meet FDA and other regulatory agency requirements are expensive and time consuming, may take more time to complete than expected or may not be completed, and may not have favorable outcomes if they are completed. In addition, results from smaller, earlier stage clinical studies may not be representative of larger, controlled clinical trials that would be required in order to obtain regulatory approval of a product candidate.

Each of our clinical trials requires the investment of substantial planning, expense and time and the timing of the commencement, continuation and completion of these clinical trials may be subject to significant delays relating to various causes, including scheduling conflicts with participating clinicians and clinical institutions, difficulties in identifying and enrolling participants who meet trial eligibility criteria, failure of participants to complete the clinical trial, delay or failure to obtain Institutional Review Board ("IRB"), Ethics Committee or regulatory approval to conduct a clinical trial at a prospective site, unexpected adverse events and shortages of available vaccine or component supply. Participant enrollment is a function of many factors, including the size of the relevant population, the proximity of participants to clinical sites, the eligibility criteria for the trial, the existence of competing clinical trials and the availability of alternative or new treatments. Failure of one or more product candidates to successfully advance through to approval and licensure could result in the loss off unrecoverable costs expended and impact our ability to generate future revenue from such products, either of which, or both of which, could have an adverse impact on our business.

A key part of our business strategy for products in development is to establish collaborative relationships to help fund or manage development and commercialization of our product candidates and research programs. We may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to continue to develop and commercialize those products and programs, if at all.

We have and may in the future need to establish collaborative relationships to obtain domestic and/or international sales, marketing, research, development and distribution capabilities for our product candidates and our discovery research programs. Failure to obtain a collaborative relationship for those product candidates and programs or HEPLISAV-B in markets outside the U.S. requiring extensive sales efforts, may significantly impair the potential for those products and programs and we may be required to raise additional capital to continue them. The process of establishing and maintaining collaborative relationships is difficult and time-consuming, and even if we establish such relationships, they may involve significant uncertainty, including:

- our partners may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, manufacturing issues, a change in business strategy, a change of control or other reasons;

- our perceived shortage of capital resources may impact the willingness of companies to collaborate with us;

- our contracts for collaborative arrangements are terminable at will on written notice and may otherwise expire or terminate and we may not have alternative funding available;

- our partners may choose to pursue alternative technologies, including those of our competitors;

- we may have disputes with a partner that could lead to litigation or arbitration;

- we have limited control over the decisions of our partners and they may change the priority of our programs in a manner that would result in termination of the agreement or add significant delay in the partnered program;

- our ability to generate future payments and royalties from our partners depends upon the abilities of our partners to establish the safety and efficacy of product candidates, obtain regulatory approvals and successfully manufacture and commercialize the products developed from product candidates;

- we or our partners may fail to properly initiate, maintain or defend our intellectual property rights, where applicable, or a party may use our proprietary information in such a way as to invite litigation that could jeopardize or potentially invalidate our proprietary information or expose us to potential liability;

- our partners may not devote sufficient capital or resources towards our product candidates; and

- our partners may not comply with applicable government regulatory requirements.

Supporting diligence activities conducted by potential collaborators and negotiating the financial and other terms of a collaboration agreement are long and complex processes with uncertain results. Even if we are successful in entering into one or more collaboration agreements, collaborations may involve greater uncertainty for us, as we may have less control over certain aspects of our collaborative programs than we do over our proprietary development and commercialization programs, and the financial terms upon which collaborators may be willing to enter into such an arrangement cannot be certain.

If any collaborator fails to fulfill its responsibilities in a timely manner, or at all, our research, clinical development, manufacturing or commercialization efforts pursuant to that collaboration could be delayed or terminated, or it may be necessary for us to assume responsibility for expenses or activities that would otherwise have been the responsibility of our collaborator. Despite our efforts, we may be unable to secure collaborative arrangements. If we are unable to establish and maintain collaborative relationships on acceptable terms or to successfully transition terminated collaborative agreements, we may have to delay or discontinue further development of one or more of our product candidates, undertake development and commercialization activities at our own expense or find alternative sources of capital.

Until we are able to generate significant revenues or achieve profitability through product sales on a consistent basis, we may require substantial additional capital to finance our operations.

As of December 31, 2022, we had $624.4 million in cash and cash equivalents, and marketable securities. Prior to January 1, 2021, we incurred net losses in each year since our inception. For the years ended December 31, 2022 and December 31, 2021, we recorded net income of $293.2 million and $76.7 million, respectively. As of December 31, 2022, we had an accumulated deficit of $924.2 million. We cannot be certain that sales of our products, and the revenue from our other activities will sustainable and past results are not a reliable indicator of future performance. Further, we expect to continue to incur substantial expenses as we continue to invest in the commercialization and development of HEPLISAV-B and our CpG 1018 adjuvant, clinical trials for our pipeline candidates, and other development. If we cannot generate a sufficient amount of revenue from product sales, we may need to finance our operations through strategic alliance and licensing arrangements and/or future public or private debt and equity financings. Raising additional funds through the issuance of equity or debt securities could result in dilution to our existing stockholders, increased fixed payment obligations, or both. In addition, these securities may have rights senior to those of our common stock and could include covenants that restrict our operations.

Our ability to raise additional capital in the equity and debt markets, should we choose to do so, is dependent on a number of factors, including, but not limited to, the market demand for our common stock, which itself is subject to a number of development and business risks and uncertainties, our creditworthiness and the uncertainty that we would be able to raise such additional capital at a price or on terms that are favorable to us. In addition, our ability to raise additional funds may be adversely impacted by deteriorating global economic conditions and the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic or otherwise. Adequate financing may not be available to us on acceptable terms, or at all. If adequate funds are not available when needed, we may need to significantly reduce our operations while we seek strategic alternatives, which could have an adverse impact on our ability to achieve our intended business objectives and the value of our stock.

As we plan for the broader commercialization of our HEPLISAV-B vaccine and for the requisite capacity to manufacture our CpG 1018 adjuvant, our financial commitments for manufacturing and supply capacity might outpace actual demand for our products.

As we manage our production capabilities for HEPLISAV-B and CpG 1018 adjuvant to support recent market share gains and other initiatives, we have been, and in the future will be, required to make significant financial commitments at our contract manufacturing organizations ("CMOs"), including minimum purchase commitments and prepayments of purchase orders to facilitate the procurement of raw materials and the incurrence of various manufacturing costs. Because of minimum or advance purchase commitments and uncertainty about the expected demand for HEPLISAV-B or CpG 1018 adjuvant, the financial commitments we make to our CMOs to support manufacturing may not be recovered in their entirety, or at all, if our customers do not ultimately purchase from us at expected volumes, or other concessions are made by us. As a result, we could end up making financial commitments that we never recover if demand for HEPLISAV-B or CpG 1018 adjuvant does not materialize in the volumes we are expecting or at all. This may require us to record certain charges or write-offs in one or more fiscal periods, which in turn could result in significant, unexpected fluctuations in our quarterly and annual operating results, and potentially have a material adverse effect on our results of operations, and financial condition.

As we plan for the requisite capacity to manufacture our CpG 1018 adjuvant to support potential vaccine collaborations in response to COVID-19 and other initiatives, we have been in the past, and in the future may be, required to make significant financial commitments to reserve manufacturing capacity at our CMOs. Capacity reservation fees are generally not recoverable if we do not use the capacity we have reserved as a result of lower than expected demand, or otherwise. Similarly, prepayments of purchase orders may not be recoverable if we do not ultimately require the entire volume subject to the applicable purchase order. Because of long lead times on manufacturing and uncertainty about who will ultimately buy adjuvant from us and in what quantities, if any, the financial commitments we make to our CMOs to support manufacturing may not be recovered in their entirety, or at all, if our collaborators do not ultimately purchase from us or take delivery at expected volumes.

As a result of the foregoing, we could end up making financial commitments that we never recover if demand for our products do not materialize in the volumes we are expecting, or at all. This may require us to record certain charges or write-offs in one or more fiscal periods, which in turn could result in significant, unexpected fluctuations in our quarterly and annual operating results, and potentially have a material adverse effect on our results of operations, and financial condition. For example, in August and October 2022, we entered into amendments to the Clover Supply Agreement, which, among other things, modified the scope of the Clover Supply Agreement to reduce certain quantities of CpG 1018 that we originally intended to deliver in accordance with a purchase order previously issued by Clover. As a result of the concessions made in the amendments to the Clover Supply Agreement, prior financial commitments made to certain CMOs to manufacture quantities of CpG 1018 adjuvant to fulfill the original Clover purchase order, and reduced demand for CpG 1018 adjuvant, we recorded write-offs of $13.9 million of CpG 1018 adjuvant raw materials inventory and $20.4 million of finished goods inventory during the year ended December 31, 2022. It is possible we may have similar write-offs in the future.

We may develop, seek regulatory approval for and market HEPLISAV-B or any other product candidates outside of the U.S. and the European Union, requiring a significant additional commitment of resources. Failure to successfully manage our international operations could result in significant unanticipated costs and delays in regulatory approval or commercialization of our products or product candidates.

We may seek to introduce HEPLISAV-B, or any other product candidates we may develop, to various additional markets in or outside of the U.S. and the European Union. Developing, seeking regulatory approval for and marketing our product candidates outside of the U.S. and the European Union in new jurisdictions where we don't currently have approval could impose substantial costs, impose burdens on our personnel, and divert management's attention from domestic operations. International operations are subject to risk, including:

- the difficulty of managing geographically distant operations, including recruiting and retaining qualified employees, locating adequate facilities and establishing useful business support relationships in the local community;

- compliance with varying international regulatory requirements, laws and treaties;

- securing international distribution, marketing and sales capabilities upon favorable terms;

- adequate protection of our intellectual property rights;

- obtaining regulatory and pricing approvals at a level sufficient to justify commercialization;

- legal uncertainties and potential timing delays associated with tariffs, export licenses and other trade barriers;

- foreign tax compliance and diverse tax consequences;

- the fluctuation of conversion rates between foreign currencies and the U.S. dollar; and

- regional and geopolitical risks.

In the event that we determine to pursue commercialization of HEPLISAV-B outside the United States and the European Union, our opportunity will depend upon our receiving regulatory approval, which can be costly and time consuming, and there is a risk that one or more regulatory bodies may require that we conduct additional clinical trials and/or take other measures which will take time and require that we incur significant additional expense. In addition, there is the risk that we may not receive approval in one or more jurisdictions, even if we undertake these efforts.

The results of clinical trials conducted to support regulatory approval in one or more jurisdictions, and any failure or delay in obtaining regulatory approval in one or more jurisdictions, may have a negative effect on the regulatory approval process in other jurisdictions, including our existing regulatory approval in the United States and the European Union. If we are unable to successfully manage our international operations, we may incur significant unanticipated costs and delays in regulatory approval or commercialization of our products or product candidates, which would impair our ability to generate revenues.

We rely on clinical research organizations ("CROs") and clinical sites and investigators for our clinical trials. If these third parties do not fulfill their contractual obligations or meet expected deadlines, our planned clinical trials may be delayed and we may fail to obtain the regulatory approvals necessary to commercialize our product candidates.

We rely on CROs, clinical sites and investigators for our clinical trials. If these third parties do not perform their obligations or meet expected deadlines our planned clinical trials may be extended, delayed, modified or terminated. While we maintain oversight over our clinical trials and conduct regular reviews of the data, we are dependent on the processes and quality control efforts of our third-party contractors to ensure that clinical trials are conducted properly and that detailed, quality records are maintained to support the results of the clinical trials that they are conducting on our behalf. Any extension, delay, modification or termination of our clinical trials or failure to ensure adequate documentation and the quality of the results in the clinical trials could delay or otherwise adversely affect our ability to commercialize our product candidates and could have a material adverse effect on our business and operations.

As a biopharmaceutical company, we engage CROs to conduct clinical studies, and failure by us or our CROs to conduct a clinical study in accordance with GCP standards and other applicable regulatory requirements could result in disqualification of the applicable clinical trial from consideration in support of approval of a potential product.

We are responsible for conducting our clinical trials consistent with GCP standards and for oversight of our vendors to ensure that they comply with such standards. We depend on medical institutions and CROs to conduct our clinical trials in compliance with GCP. To the extent that we or they fail to comply with GCP standards, fail to enroll participants for our clinical trials, or are delayed for a significant time in the execution of our trials, including achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business.

Clinical trials must be conducted in accordance with FDA or other applicable foreign government guidelines and are subject to oversight by the FDA, other foreign governmental agencies, IRBs and the Ethics Committees at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our product candidates produced under GMP and other requirements in foreign countries and may require large numbers of participants.

In addition, we obtain guidance from regulatory authorities on certain aspects of our clinical development activities and seek to comply with written guidelines provided by the authorities. These discussions and written guidelines are not binding obligations on the part of the regulatory authorities and the regulatory authorities may require additional patient data or studies to be conducted. Regulatory authorities may revise or retract previous guidance during the course of a clinical trial or after completion of the trial. The authorities may also disqualify a clinical trial from consideration in support of approval of a potential product if they deem the guidelines have not been met. The FDA or foreign regulatory agencies may determine our clinical trials or other data regarding safety, efficacy or consistency of manufacture or compliance with GMP regulations are insufficient for regulatory approval.

The FDA or other foreign regulatory agencies or we ourselves could delay, suspend or halt our clinical trials of a product candidate for numerous reasons, including with respect to our product candidates and those of our partners in combination agent studies:

- deficiencies in the trial design;

- deficiencies in the conduct of the clinical trial including failure to conduct the clinical trial in accordance with regulatory requirements or clinical protocols;

- deficiencies in the clinical trial operations or trial sites resulting in the imposition of a clinical hold;

- a product candidate may have unforeseen adverse side effects, including fatalities, or a determination may be made that a clinical trial presents unacceptable health risks;

- the time required to determine whether a product candidate is effective may be longer than expected;

- fatalities or other adverse events arising during a clinical trial that may not be related to clinical trial treatments;

- a product candidate or combination study may appear to be no more effective than current therapies;

- the quality or stability of a product candidate may fail to conform to acceptable standards;

- the inability to produce or obtain sufficient quantities of a product candidate to complete the trials;

- our inability to reach agreement on acceptable terms with prospective CROs and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

- our inability to obtain IRB or Ethics Committee approval to conduct a clinical trial at a prospective site;

- the inability to obtain regulatory approval to conduct a clinical trial;

- lack of adequate funding to continue a clinical trial, including the occurrence of unforeseen costs due to enrollment delays, requirements to conduct additional trials and studies and increased expenses associated with the services of our CROs and other third parties;

- the inability to recruit and enroll individuals to participate in clinical trials for reasons including competition from other clinical trial programs for the same or similar indications; or

- the inability to retain participants who have initiated a clinical trial but may withdraw due to side effects from the product, lack of efficacy or personal issues, or who are otherwise unavailable for further follow-up.

In addition, we may experience significant setbacks in advanced clinical trials, even after promising results in earlier trials, such as unexpected adverse events that occur when our product candidates are given to larger patient populations, which often occur in later-stage clinical trials, or less favorable clinical outcomes. Moreover, clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals.

Negative or inconclusive results or adverse medical events, including participant fatalities that may be attributable to our product candidates, during a clinical trial may necessitate that it be redesigned, repeated or terminated. Further, some of our clinical trials may be overseen by a Data Safety Monitoring Board ("DSMB"), and the DSMB may determine to delay or suspend one or more of these trials due to safety or futility findings based on events occurring during a clinical trial. Any such delay, suspension, termination or request to repeat or redesign a trial could increase our costs and prevent or significantly delay our ability to commercialize our product candidates. Even if we complete all such activities without issue, final results may not actually support approval of a particular product candidate.

Our ability to use our net operating loss carryforwards and other tax attributes may be limited.

We have incurred significant net operating losses ("NOLs") during our history, and despite recent profitability, may not be able to achieve sustained profitability over the long term. Unused U.S. federal NOLs for taxable years beginning before January 1, 2018 may be carried forward to offset future taxable income, if any, until such unused NOLs expire. Under legislation enacted in 2017, as modified by legislation enacted in 2020, U.S. federal NOLs incurred in taxable years beginning after December 31, 2017 can be carried forward indefinitely, but the deductibility of such U.S. federal NOLs in taxable years beginning after December 31, 2020 is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the aforementioned U.S. tax law provisions.

As of December 31, 2022, we had U.S. federal and state NOL carryforwards of $449.8 million and $308.8 million, respectively. Of the $449.8 million U.S. federal NOL carryforwards, $353.5 million may be carried forward indefinitely with utilization limited to 80% of taxable income, and the remainder will begin to expire in 2023. The state NOL carryforwards will begin to expire in 2023.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an "ownership change," which is generally defined as one or more stockholders or groups of stockholders who own at least 5% of our stock increasing their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period, the corporation's ability to use its pre-change NOL carryforwards to offset its post-change income or taxes may be limited. We have experienced ownership changes as a result of shifts in our stock ownership in the past, and in the future it is possible that we may be deemed to have experienced additional ownership changes as a result of shifts in our stock ownership, some of which may be outside of our control. This could limit the amount of NOLs that we can utilize annually to offset future taxable income or tax liabilities. Subsequent ownership changes and changes to the U.S. tax rules in respect of the utilization of NOLs may further affect the limitation in future years. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Tax law changes could adversely affect our business and financial condition.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, legislation informally titled the Tax Cuts and Jobs Act of 2017, the 2020 Coronavirus Aid, Relief, and Economic Security Act, and the 2022 Inflation Reduction Act enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to such legislation may affect us, and certain aspects of the foregoing tax legislation could be repealed or modified in future legislation. In addition, it is uncertain if and to what extent various states will conform to such legislation or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under past or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.

We are subject to stringent and changing obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

In the ordinary course of business, we process personal data and other sensitive information, including our proprietary and confidential business data, trade secrets, intellectual property, data we may collect about trial participants in connection with clinical trials, and other sensitive data. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal data by us and on our behalf.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example, the California Consumer Privacy Act of 2018 ("CCPA") requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. In addition, the California Privacy Rights Act of 2020 ("CPRA"), which became operative January 1, 2023, will expand the CCPA's requirements, including applying to personal information of business representatives and employees and establishing a new regulatory agency to implement and enforce the law. Other states, such as Virginia and Colorado, have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. These developments may further complicate compliance efforts and may increase legal risk and compliance costs for us and the third parties upon whom we rely.

Outside the United States, an increasing number of laws, regulations, and industry standards may govern data privacy and security. For example, the European Union's General Data Protection Regulation ("EU GDPR"), the United Kingdom's General Data Protection Regulation ("UK GDPR"), Brazil's General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or "LGPD") (Law No. 13,709/2018), and China's Personal Information Protection Law ("PIPL") impose strict requirements for processing personal data. For example, under the EU GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

In addition, we may be unable to transfer personal data from the EEA and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Although there are various mechanisms that may be used in some cases to lawfully transfer personal data to the United States or other countries, these mechanisms are subject to legal challenges and may not be available to us. An inability or material limitation on our ability to transfer personal data to the United States or other countries could materially impact our business operations.

In the ordinary course of business, we may transfer personal data from the EEA and other jurisdictions to the United States or other countries. We may be unable to transfer personal data from Europe and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the EEA and the United Kingdom ("UK") have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws.

Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA and UK's standard contractual clauses, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States.

If there is no lawful manner for us to transfer personal data from the EEA, the UK, or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some regulators in the EEA have ordered certain companies to suspend or permanently cease certain transfers of data out of Europe for allegedly violating the GDPR's cross-border data transfer limitations.

On October 7, 2022, President Biden signed an Executive Order on "Enhancing Safeguards for United States Signals Intelligence Activities," which implements into United States law the agreement in principle announced in March 2022 on a new EU-U.S. Data Privacy Framework. However, if this new transatlantic data transfer framework is not adopted and we are unable to continue to rely on standard contractual clauses or alternative mechanisms of data transfers from the EEA to the United States, this may materially and adversely affect our business, financial condition, and results of operations.

Additional privacy advocates and industry groups have proposed, and may propose in the future, standards with which we are legally or contractually bound to comply.

In addition to data privacy and security laws, we may be contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. We may be subject to contractual obligations and policies related to data privacy and security. We may also be bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the EU GDPR and UK GDPR, require our customers to impose specific contractual restrictions on their service providers.

Data privacy and security laws are quickly changing, and compliance (and any perceived non-compliance) is costly. Although we endeavor to comply with all applicable data privacy and security obligations, these obligations are quickly changing in an increasingly stringent fashion, creating some uncertainty as to how to comply. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-related claims); additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials.

Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations, including our clinical trials; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or revision or restructuring of our operations.

If we fail to comply with the extensive requirements applicable to biopharmaceutical manufacturers and marketers under the healthcare fraud and abuse, anticorruption, privacy, transparency and other laws of the jurisdictions in which we conduct our business, we may be subject to significant liability.

Our activities, and the activities of our agents, including some contracted third parties, are subject to extensive government regulation and oversight both in the U.S. and in foreign jurisdictions. Our interactions with physicians and others in a position to prescribe or purchase our products are subject to a legal regime designed to prevent healthcare fraud and abuse and off-label promotion. We also are subject to laws pertaining to transparency of transfers of value to healthcare providers; privacy and data protection; compliance with industry voluntary compliance guidelines; and prohibiting the payment of bribes. Relevant U.S. laws include:

- the federal Anti-Kickback Statute, which prohibits persons from, among other things, knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal health care programs, such as the Medicare and Medicaid programs;

- federal false claims laws, including the False Claims Act and Civil Monetary Penalties Law, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, claims for payment to the government or its agents that are false or fraudulent;

- the Federal Food, Drug and Cosmetic Act and governing regulations which, among other things, prohibit off-label promotion of prescription drugs;

- the federal Physician Payments Sunshine Act created under the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education and Reconciliation Act of 2010 (collectively, "ACA") which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other health care professionals (such as physician assistants and nurse practitioners), and teaching hospitals, and ownership and investment interests held by such physicians and their immediate family members;

- the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which created, among other things, new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations, which imposes certain requirements on "covered entities," including certain healthcare providers, health plans, and healthcare clearinghouses, and their respective "business associates" that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity as well as their covered subcontractors relating to the privacy, security, and transmission of individually identifiable health information;

- the Foreign Corrupt Practices Act, which prohibits the payment of bribes to foreign government officials and requires that a company's books and records accurately reflect our transactions; and

- foreign and state law equivalents of each of the federal laws described above, such as anti-kickback and false claims laws which may apply to items or services reimbursed by state health insurance programs or any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government; state laws that require drug manufacturers to report information on the pricing of certain drugs; state and local laws that require the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA.

In the U.S., the Office of Inspector General for the Department of Health and Human Services, the Department of Justice, states' Attorneys General and other governmental authorities actively enforce the laws and regulations discussed above. These entities also coordinate extensively with the FDA, using legal theories that connect violations of the Federal Food, Drug and Cosmetic Act (such as off-label promotion) to the eventual submission of false claims to government healthcare programs. Prosecution of such promotion cases under the False Claims Act provides the potential for private parties (qui tam relators, or "whistleblowers") to initiate cases on behalf of the government and provides for significantly higher penalties upon conviction.

In the U.S., pharmaceutical and biotechnology companies have been the target of numerous government prosecutions and investigations alleging violations of law, including claims asserting impermissible off-label promotion of pharmaceutical products, payments intended to influence the referral of federal or state health care business, submission of false claims for government reimbursement, or submission of incorrect pricing information.

Violations of any of the laws described above or any other applicable governmental regulations and other similar foreign laws may subject us, our employees or our agents to significant criminal, civil and administrative penalties, including fines, civil monetary penalties, exclusion from participation in government health care programs (including, in the U.S.,

Medicare and Medicaid), disgorgement, imprisonment, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the restriction or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results. Additionally, whether or not we have complied with the law, an investigation into alleged unlawful conduct may cause us to incur significant expense, cause reputational damage, divert management time and attention, and otherwise adversely affect our business. While we have developed and instituted a corporate compliance program, we cannot guarantee that we, our employees, our consultants, contractors, or other agents are or will be in compliance with all applicable U.S. or foreign laws.

We have applied for, and in some cases have received, grants that, if and when received, may involve pricing or other restrictions.

We have applied for, and in some cases have received, grants from various charitable, philanthropic and other organizations that, if and when received, may come with certain pricing requirements, global access requirements, reporting requirements or other covenants that require us to make the funded product available worldwide and on a nondiscriminatory basis. For example, we received such an initial grant from the Bill and Melinda Gates Foundation in 2020 to help fund the potential scale-up of production of our CpG 1018 adjuvant that may be required in the event the CpG 1018 adjuvant is included in any approved and commercially available vaccine, whether a COVID-19 vaccine or otherwise. Covenants in these types of grants may limit the price we can charge for any funded product and may involve a license to use technology we own that is included in the funded products if we do not comply. Such price limitations or licenses, if invoked, could serve to limit the prices we charge, or our control over the manufacturing and distribution of grant-funded products. Failure to agree to such requirements, may result in us not receiving some or all of the grant.

Enacted or future legislation, including potentially unfavorable pricing regulations or other healthcare reform initiatives, may have an adverse effect on our operations and business.

We expect there will continue to be federal and state laws and/or regulations, proposed and implemented, that could impact our operations and business. For example, the ACA, among other things, imposes a significant annual fee on companies that manufacture or import branded prescription drug products. It also contains substantial provisions intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, and impose additional health policy reforms, any or all of which may affect our business. There have been executive, legal and political challenges to certain aspects of ACA. For example, President Trump signed several executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by ACA. Concurrently, Congress considered legislation that would repeal or repeal and replace all or part of ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017 included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate." In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated "Cadillac" tax on high-cost employer-sponsored health coverage and medical device tax and, effective January l, 2021, also eliminated the health insurer tax. The Bipartisan Budget Act of 2018 among other things, amended the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and close the coverage gap in most Medicare drug plans, commonly referred to as the "donut hole." On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the "individual mandate" was repealed by Congress. In addition, the ACA has been subject to various health reform measures. For example, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 ("IRA") into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and through a newly established manufacturer discount program. It is unclear how any such challenges and additional healthcare reform measures by the Biden administration will impact the ACA and our business.

Other legislative changes have also been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011 resulted in aggregate reductions in Medicare payments to providers of up to two percent per fiscal year, starting in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect until 2031 unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug's average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. In addition, the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Such laws, and others that may affect our business that have been recently enacted or may in the future be enacted, may result in additional reductions in Medicare and other healthcare funding.

Also, there has been heightened governmental scrutiny recently in the U.S. over pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, in July 2021, the Biden administration released an executive order, "Promoting Competition in the American Economy," with multiple provisions aimed at prescription drugs. In response to Biden's executive order, on September 9, 2021, the U.S. Department of Health and Human Services ("HHS") released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain drugs and biologics covered under Medicare, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated "maximum fair price" under the law, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions will take effect progressively starting in 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be effectuated but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report within 90 days on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, and restrictions on certain product access. In some cases, such legislation and regulations have been designed to encourage importation from other countries and bulk purchasing.

Many EU Member States periodically review their reimbursement procedures for medicinal products, which could have an adverse impact on reimbursement status. We expect that legislators, policymakers and healthcare insurance funds in the EU Member States will continue to propose and implement cost-containing measures, such as lower maximum prices, lower or lack of reimbursement coverage and incentives to use cheaper, usually generic, products as an alternative to branded products, and/or branded products available through parallel import to keep healthcare costs down. Moreover, in order to obtain reimbursement for our products in some European countries, including some EU Member States, we may be required to compile additional data comparing the cost-effectiveness of our products to other available therapies. HTA of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU Member States, including those representing the larger markets. The HTA process is the procedure to assess therapeutic, economic and societal impact of a given medicinal product in the national healthcare systems of the individual country. The outcome of an HTA will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product currently varies between EU Member States.

In December 2021, Regulation No 2021/2282 on HTA amending Directive 2011/24/EU, was adopted in the EU. This Regulation, which entered into force in January 2022 and will apply as of January 2025, is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. The Regulation foresees a three-year transitional period and will permit EU Member States to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas.

Individual EU Member States will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement. If we are unable to maintain favorable pricing and reimbursement status in EU Member States for product candidates that we may successfully develop and for which we may obtain regulatory approval, any anticipated revenue from and growth prospects for those products in the EU could be negatively affected.

Legislators, policymakers and healthcare insurance funds in the EU may continue to propose and implement cost-containing measures to keep healthcare costs down, particularly due to the financial strain that the COVID-19 pandemic has placed on national healthcare systems of the EU Member States. These measures could include limitations on the prices we would be able to charge for product candidates that we may successfully develop and for which we may obtain regulatory approval or the level of reimbursement available for these products from governmental authorities or third-party payors. Further, an increasing number of EU and other foreign countries use prices for medicinal products established in other countries as "reference prices" to help determine the price of the product in their own territory. Consequently, a downward trend in prices of medicinal products in some countries could contribute to similar downward trends elsewhere.

We cannot predict the initiatives that may be adopted in the future or the effect any such initiatives may have on our business. However, in the future, there will likely continue to be additional proposals relating to the reform of the U.S. healthcare system, and other equivalent foreign systems, some of which could further limit coverage and reimbursement of products, including our product candidates. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.

In connection with our work with the U.S. Department of Defense, we have become a defense contractor, and are therefore subject to additional administrative burdens and control requirements in connection with the maintenance of that relationship.

In September 2021, we entered into an agreement with the DoD relating to the conduct of a clinical trial in connection with the development of an improved plague vaccine. In connection with this agreement, we became subject to new administrative and control requirements, including certain reporting obligations as well as a requirement to develop, implement and maintain an International Traffic in Arms Regulations compliance program, among other things. Further, if our efforts result in an improved plague vaccine and we enter into a supply agreement for finished plague vaccines with the DoD, we expect that such a supply contract would impose additional administrative, control, compliance and other obligations. We have limited experience developing and administering such programs. Development and maintenance of such programs can be burdensome and costly and there can be no guarantee that we will be able to maintain compliance with all of the terms of such an agreement. Failure to comply with these requirements could have a significant reputational or financial impact on our business and on our stock price.

We face product liability exposure, which, if not covered by insurance, could result in significant financial liability.

While we have not experienced any product liability claims to date, the use of any of our product candidates in clinical trials and the sale of any approved products, including HEPLISAV-B, will subject us to potential product liability claims and may raise questions about a product's safety and efficacy. As a result, we could experience a delay in our ability to commercialize one or more of our product candidates or reduced sales of any approved product candidates. In addition, a product liability claim may exceed the limits of our insurance policies and exhaust our internal resources. We have obtained limited clinical trial liability and umbrella insurance coverage for our clinical trials. This coverage may not be adequate or may not continue to be available in sufficient amounts, at an acceptable cost, or at all. While we have obtained product liability insurance coverage for HEPLISAV-B, there is a risk that this coverage may not be adequate or may not continue to be available in sufficient amounts, at an acceptable cost or at all. We also may not be able to obtain commercially reasonable product liability insurance for any product approved for marketing in the future. A product liability claim, product recalls or other claims, as well as any claims for uninsured liabilities or in excess of insured liabilities, would divert our management's attention from our business and could result in significant financial liability.

Risks Related to our Intellectual Property

If third parties assert that we have infringed their patents and proprietary rights or challenge our patents and proprietary rights, we may become involved in intellectual property disputes and litigation that would be costly, time consuming and delay or prevent development or commercialization of our product candidates.

We may be exposed to future litigation or other dispute with third parties based on claims that our products, product candidates or proprietary technologies infringe their intellectual property rights, or we may be required to enter into litigation to enforce patents issued or licensed to us or to determine the ownership, scope or validity of our or another party's proprietary rights, including a challenge as to the validity and scope of our issued and pending claims. From time to time, we have been, and in the future may become, involved in various administrative proceedings related to our intellectual property which can cause us to incur certain legal expenses. If we become involved in any litigation and/or other administrative proceedings related to our intellectual property or the intellectual property of others, we will incur substantial additional expenses and it will divert the efforts of our technical and management personnel.

If we or our collaborators are unsuccessful in defending or prosecuting our issued and pending claims or in defending potential claims against our products, for example, as may arise in connection with the commercialization of HEPLISAV-B or any similar or other product candidate, we or our collaborators could be required to pay substantial damages or be unable to commercialize our product candidates or use our proprietary technologies without a license from such third party. A license may require the payment of substantial fees or royalties, require a grant of a cross-license to our intellectual property or technologies or may not be available on acceptable terms, if at all. Any of these outcomes could require us to change our business strategy and could materially impact our business, operations or financial condition.

If the combination of patents, trade secrets and contractual provisions that we rely on to protect our intellectual property is inadequate, the value of our products or product candidates may decrease, and we may be unable to realize any commercial benefit from the development of our vaccine candidates.

Our success depends on our ability to:

- obtain and protect commercially valuable patents or the rights to patents both domestically and abroad;

- operate without infringing upon the proprietary rights of others; and

- prevent others from successfully challenging or infringing our proprietary rights.

We will be able to protect our proprietary rights from unauthorized use only to the extent that these rights are covered by valid and enforceable patents for a commercially sufficient term or are otherwise effectively maintained as trade secrets. We try to protect our proprietary rights by filing and prosecuting U.S. and foreign patent applications. However, in certain cases such protection may be limited, depending in part on existing patents held by third parties, or other disclosures which impact patentability, which may only allow us to obtain relatively narrow patent protection, if any at all. In the U.S., and worldwide, legal standards relating to the validity and scope of patent claims in the biopharmaceutical field can be highly uncertain, are still evolving and involve complex legal and factual questions for which important legal principles remain unresolved. Changes in U.S. patent and ex-U.S. patent laws could diminish the value of patents in general, thereby impairing us and our collaborators' ability to protect our products.

Our HEPLISAV-B vaccine and CpG 1018 adjuvant have no composition of matter patent protection in the United States or elsewhere. We must therefore rely primarily on the protection afforded by method of use patent claims relating to HEPLISAV-B vaccine and the use of CpG 1018 adjuvant in vaccines, and trade secret protection and confidentiality and other agreements to protect our interests in proprietary know-how related to HEPLISAV-B vaccine and CpG 1018 adjuvant. We have three issued U.S. patents relating to certain uses of HEPLISAV-B that are projected to expire in 2032. We have filed patent applications claiming compositions and methods of use of CpG 1018 adjuvant for COVID-19 and other vaccines, but we cannot provide any assurances that we will receive an issued patent for any of these patent applications or that, if issued, any of these patents will provide adequate protection for any intended use of CpG 1018 adjuvant in vaccines. In addition, we are or may be subject to co-ownership of the underlying intellectual property with our collaborators and, therefore, may not be the sole owner and be in a position to diligently control patent prosecution, or enforce our rights. If we are unable to adequately obtain patent protection or enforce our other proprietary rights relating to CpG 1018 adjuvant, we may be unable to realize any recurring commercial benefit from the development of a vaccine containing CpG 1018 adjuvant, and we may not have the ability to prevent others from developing or commercializing a vaccine containing CpG 1018 adjuvant. We also rely on trade secret protection and confidentiality and other agreements to protect our interests in proprietary know-how related to CpG 1018 adjuvant. If we or our collaborators are unable to adequately obtain, protect or enforce our proprietary rights relating to CpG 1018 adjuvant, we may be unable to realize recurring commercial benefit from the development of a vaccine containing CpG 1018 adjuvant, and we or our collaborators may not have the ability to prevent others from developing or commercializing a vaccine containing the adjuvant. Disputes or litigation may also arise with our collaborators (with us and/or with one or more third parties), including disputes over ownership rights to intellectual property, know-how or technologies developed with our collaborators. The biopharmaceutical patent environment outside the U.S. is also uncertain. We may be particularly affected by this uncertainty since several of our product candidates or our collaborators' vaccine candidates may initially address market opportunities outside the U.S., where we may only be able to obtain limited patent protection, if any at all. For example, while many countries such as the U.S. permit method of use patents or patent claims relating to the use of drug products, in some countries the law relating to patentability of such use claims is evolving, or may prohibit certain activities, and may be unfavorably interpreted to prevent us from successfully prosecuting some or all of our pending patent applications relating to the use of CpG 1018 adjuvant. There are some countries that currently do not allow such method of use patents or patent claims, or that significantly limit the types of uses, claims or subject matter that are patentable.

The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

- we may not receive an issued patent for any of our patent applications or for any patent applications that we may have exclusively licensed, now or in the future;

- the pending patent applications we have filed or to which we have exclusive rights may take longer than we expect to result in issued patents;

- the claims of any patents that are issued may not provide meaningful protection or may not be valid or enforceable;

- we might not be able to develop additional proprietary technologies that are patentable;

- the patents licensed or issued to us or our collaborators may not provide a competitive advantage;

- patents issued to other parties may limit our intellectual property protection or harm our ability to do business;

- other parties may independently develop similar or alternative technologies or duplicate our technologies and commercialize discoveries that we attempt to patent;

- other parties may design around technologies we have licensed, patented or developed;

- pending patent applications or issued patents may be challenged by third parties in litigation or other proceedings, such as inter partes reviews, pre- and post-grant oppositions, reexaminations, derivation proceedings and post-grant review, in the U.S or abroad;

- we may be subject to claims that our employees or consultants have used or disclosed trade secrets or other proprietary information of their former employers or clients, thus putting our intellectual property at risk;

- our reliance on trade secret protection and confidentiality and other agreements may not be sufficient to protect our interests and proprietary know-how related to our products and processes; and

- it may be found that we or our collaborators have not complied with various procedural, document submission, fee payment and other requirements imposed by patent offices, and our patent protection could be reduced or eliminated.

We also rely on trade secret protection and confidentiality agreements to protect our interests in proprietary know-how that may not be directed to what is considered to be patentable subject matter, and for processes for which patents are difficult to enforce. We cannot be certain that we will be able to protect our trade secrets or other proprietary know-how adequately. Any disclosure of confidential data in the public domain or to third parties could allow our competitors to learn our trade secrets. If we are unable to adequately obtain or enforce proprietary rights, we may be unable to commercialize or continue to commercialize our products, enter into or maintain collaborations, generate revenues or maintain any advantage we may have with respect to existing or potential competitors.

We have in the past, and may in the future, rely on licenses to intellectual property from third parties. Impairment of these licenses or our inability to obtain or maintain them could severely harm our business.

Our current or future research and development efforts may depend in part upon our license arrangements for certain intellectual property owned by or co-owned with third parties. Our dependence on these licenses could subject us to numerous risks, such as disputes regarding the use of the licensed intellectual property and the creation and ownership of new discoveries under such license agreements. In addition, these license arrangements could require us to make timely payments to maintain our licenses and typically contain diligence or milestone-based termination provisions. Our failure to meet any obligations pursuant to such agreements could allow licensors to terminate our agreements or undertake other remedies such as converting exclusive to non-exclusive licenses if we are unable to cure or obtain waivers for such failures or amend such agreements on terms acceptable to us or at all. In addition, license agreements may be terminated or may expire by their terms, and we may not be able to maintain the exclusivity of these licenses or any rights to the underlying intellectual property. If we cannot obtain and maintain licenses that are advantageous or necessary to the development or the commercialization of our products or product candidates, we may be required to expend significant time and resources to develop or license similar technology or to find other alternatives to maintaining the competitive position of our products or product candidates. If such alternatives are not available to us in a timely manner or on acceptable terms, we may be unable to develop or commercialize certain of our products or product candidates. In the absence of a current license, we may be required to redesign our technology so it does not infringe a third-party's intellectual property (including patents), which may not be possible or could require substantial funds and time.

We may be subject to claims that we or our employees or consultants have wrongfully used or disclosed alleged trade secrets of our employees' or consultants' former employers or their clients. These claims may be costly to defend and if we do not successfully do so, we may be required to pay monetary damages and may lose valuable intellectual property rights or personnel.

Many of our employees or consultants may have been previously employed in other biopharmaceutical companies, including our competitors or potential competitors. Some of these individuals executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment or engagements. Although no claims against us are currently pending, we may be subject to claims that these employees or consultants or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or clients. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper our ability to develop and ultimately commercialize, or prevent us from developing and commercializing, our product candidates, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

We may rely, in some circumstances, on trade secrets and confidentiality agreements to protect our technology. Although trade secrets are difficult to protect, wherever possible, we use confidential disclosure agreements to protect the proprietary nature of our technology. Our standard practice is to require each of our collaborators, commercial partners, employees, consultants and advisors to enter into an agreement before beginning their employment, consulting or advisory relationship with us that in general provides that the individuals must keep confidential and not disclose to other parties any of our confidential information developed or learned by the individuals during the course of their relationship with us except in limited circumstances. However, there can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets and/or proprietary information will not otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may also arise as to the rights in related or resulting know-how and inventions, which could result in substantial costs which could severely harm our business.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications are due to be paid to the United States Patent and Trademark Office and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We employ reputable law firms and other professionals to help us comply, and in many cases an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdictions, and in such an event, our competitors might be able to enter the market.

Risks Related to our Common Stock

Our stock price is subject to volatility, and your investment may suffer a decline in value.

The market prices for securities of biopharmaceutical companies have in the past been, and are likely to continue in the future to be, very volatile. The market price of our common stock is subject to substantial volatility depending upon many factors, many of which are beyond our control, including:

- impact of the COVID-19 pandemic on our HEPLISAV-B vaccine, CpG 1018 adjuvant, or other product revenue;

- progress or results of any of our clinical trials or regulatory or manufacturing efforts, in particular any announcements regarding the progress or results of our planned trials and BLA filing and communications, from the FDA or other regulatory agencies;

- our ability to receive timely regulatory approval for our product candidates;

- our ability to establish and maintain collaborations for the development and commercialization of our product candidates;

- our ability to raise additional capital to fund our operations, to the extent needed;

- technological innovations, new commercial products or drug discovery efforts and preclinical and clinical activities by us or our competitors;

- changes in our intellectual property portfolio or developments or disputes concerning the proprietary rights of our products or product candidates;

- our ability to obtain component materials and successfully enter into manufacturing relationships for our products or product candidates or establish manufacturing capacity on our own;

- our ability to establish and maintain licensing agreements for intellectual property necessary for the development of our product candidates;

- changes in government regulations, general economic conditions or industry announcements;

- changes in the structure of healthcare payment systems;

- issuance of new or changed securities analysts' reports or recommendations;

- actual or anticipated fluctuations in our quarterly financial and operating results;

- the volume of trading in our common stock;

- investor perceptions or negative announcements by our customers, competitors or suppliers regarding their own performance; and

- industry conditions and general financial, economic and political instability.

The stock markets in general, and the markets for biotechnology and pharmaceutical stocks in particular, have historically experienced significant volatility that has often been unrelated or disproportionate to the operating performance of particular companies. Changes in the broader macroeconomic condition, including historically high inflation, changes in interest rates, ongoing effects of the COVID-19 pandemic and instances of geopolitical instability, such as that resulting from the conflict between Russia and Ukraine, can and have caused changes in market prices, notwithstanding a lack of fundamental change in the underlying business models or prospects of companies. These broad market fluctuations have adversely affected and may in the future adversely affect the market price of our common stock. In this regard, worsening economic conditions, interest rate increases and/or other tapering policies from the government, and other adverse effects or developments relating to the ongoing COVID-19 pandemic or general economic environment, may negatively affect the market price of our common stock, regardless of our actual operating performance.

One or more of these factors could cause a substantial decline in the price of our common stock. In addition, securities class action and shareholder derivative litigation have often been brought against a company following a decline in the market price of its securities. We have in the past been, and we may in the future be, the target of such litigation. Securities and shareholder derivative litigation could result in substantial costs, and divert management's attention and resources, which could harm our business, operating results and financial condition.

Future sales of our common stock or the perception that such sales may occur in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities.

Under our universal shelf registration statement, we may sell any combination of common stock, preferred stock, debt securities and warrants in one or more offerings, including pursuant to our sales agreement with Cowen & Company, LLC, under which we can offer and sell our common stock from time to time up to aggregate sales proceeds of $150 million. As of December 31, 2022, we had $120.5 million of our common stock remaining available for future issuance under our sales agreement with Cowen & Company, LLC. The sale or issuance of our securities, including those issuable upon exercise of the outstanding warrants or conversion of the preferred stock, as well as the existence of outstanding options and shares of common stock reserved for issuance under our option and equity incentive plans also may adversely affect the terms upon which we are able to obtain additional capital through the sale of equity securities.

Risks Related to Our Outstanding Convertible Notes

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the $225.5 million in 2.50% convertible senior notes due 2026 ("Convertible Notes"), depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

We may not have the ability to generate or raise the funds necessary to settle conversions of the Convertible Notes in cash or to repurchase the notes for cash upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the Convertible Notes.

Holders of the Convertible Notes will have the right, subject to certain conditions and limited exceptions, to require us to repurchase all or a portion of their Convertible Notes upon the occurrence of a fundamental change at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. In addition, upon conversion of the Convertible Notes, unless we elect to deliver solely shares of our common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the Convertible Notes being converted. Moreover, we will be required to repay the Convertible Notes in cash at their maturity unless earlier converted, redeemed or repurchased. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of Convertible Notes surrendered therefore or pay cash with respect to Convertible Notes being converted. In addition, our ability to repurchase the Convertible Notes or to pay cash upon conversions of the Convertible Notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase Convertible Notes at a time when the repurchase is required by the indenture governing the Convertible

Notes or to pay any cash payable on future conversions of the Convertible Notes as required by the indenture governing the Convertible Notes would constitute a default under the indenture governing the Convertible Notes. A default under the indenture governing the Convertible Notes or the occurrence of a fundamental change itself could also lead to a default under agreements governing our future indebtedness. Moreover, the occurrence of a fundamental change under the indenture governing the Convertible Notes could constitute an event of default under any agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Convertible Notes or make cash payments upon conversions thereof.

The conditional conversion feature of the Convertible Notes may adversely affect our financial condition and operating results.

From January 1 through December 31, 2022, the conditions allowing holders to convert all or any portion of their Convertible Notes were not met. In the event the conditional conversion feature of the Convertible Notes is triggered, holders of Convertible Notes will be entitled to convert their Convertible Notes at any time during specified periods at their option. If one or more holders elect to convert their Convertible Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their Convertible Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Convertible Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

Conversion of the Convertible Notes may dilute the ownership interest of our stockholders or may otherwise depress the price of our common stock.

From January 1 through December 31, 2022, the conditions allowing holders to convert all or any portion of their Convertible Notes have not been met. In the event the conditional conversion feature of the Convertible Notes is triggered, the conversion of some or all of the Convertible Notes to shares of common stock may dilute the ownership interests of our stockholders. Upon conversion of the Convertible Notes, we have the option to pay or deliver, as the case may be, cash, shares of our common stock, or a combination of cash and shares of our common stock. If we elect to settle our conversion obligation in shares of our common stock or a combination of cash and shares of our common stock, any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the Convertible Notes may encourage short selling by market participants because the conversion of the Convertible Notes could be used to satisfy short positions, or anticipated conversion of the Convertible Notes into shares of our common stock could depress the price of our common stock.

Certain provisions in the indenture governing the Convertible Notes may delay or prevent an otherwise beneficial takeover attempt of us.

Certain provisions in the indenture governing the Convertible Notes may make it more difficult or expensive for a third party to acquire us. For example, the indenture governing the Convertible Notes will require us, subject to certain exceptions, to repurchase the Convertible Notes for cash upon the occurrence of a fundamental change and, in certain circumstances, to increase the conversion rate for a holder that converts its Convertible Notes in connection with a make-whole fundamental change. A takeover of us may trigger the requirement that we repurchase the Convertible Notes and/or increase the conversion rate, which could make it more costly for a potential acquirer to engage in such takeover. Such additional costs may have the effect of delaying or preventing a takeover of us that would otherwise be beneficial to investors.

The Capped Calls may affect the value of the Convertible Notes and our common stock.

In connection with the issuance of the Convertible Notes, we have entered into capped call transactions with the option counterparties totaling $27.2 million (the "Capped Calls"). The Capped Calls cover, subject to customary adjustments under the terms of the Capped Calls, the number of shares of common stock that initially underlie the Capped Calls. The Capped Calls are expected to offset the potential dilution to our common stock as a result of any conversion of the Convertible Notes, subject to a cap based on the cap price.

In connection with establishing their initial hedges of the Capped Calls, we have been advised that the option counterparties and/or their respective affiliates entered into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the Convertible Notes and/or purchased shares of our common stock concurrently with or shortly after the pricing of the Convertible Notes. In addition, the option counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions following the pricing of the Convertible Notes and prior to the maturity of the Convertible Notes (and are likely to do so on each exercise date of the Capped Calls, which are expected to occur during the 30 trading day period beginning on the 31st scheduled trading day prior to the maturity date of the Convertible Notes, or following any termination of any portion of the Capped Calls in connection with any repurchase, redemption or early conversion of the Convertible Notes). This activity could also cause or avoid an increase or a decrease in the market price of our common stock or the Convertible Notes.

We are subject to counterparty risk with respect to the capped call transactions.

The option counterparties are financial institutions, and we will be subject to the risk that any or all of them might default under the Capped Calls. Our exposure to the credit risk of the option counterparties will not be secured by any collateral.

If an option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the Capped Calls with such option counterparty. Our exposure will depend on many factors but, generally, an increase in our exposure will be correlated to an increase in the market price and in the volatility of our common stock. In addition, upon a default by an option counterparty, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to our common stock. We can provide no assurances as to the financial stability or viability of the option counterparties.

General Risk Factors

The loss of key personnel could delay or prevent achieving our objectives. In addition, our continued growth to support commercialization may result in difficulties in managing our growth and expanding our operations successfully.

We depend on our senior executive officers, as well as other key scientific personnel. Our commercial and business efforts could be adversely affected by the loss of one or more key members of our commercial or management staff, including our senior executive officers. We currently have no key person insurance on any of our employees.

As our operations expand, we expect that we will need to manage additional relationships with various vendors, partners, suppliers and other third parties. Future growth will impose significant added responsibilities on members of management. Our future financial performance and our ability to successfully commercialize HEPLISAV-B, or other future products we may attempt to commercialize, and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to effectively manage our commercialization efforts, research efforts and clinical trials and hire, train and integrate additional regulatory, manufacturing, administrative, and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing and achieving profitability.

Our business operations are vulnerable to interruptions by natural disasters, health epidemics and other catastrophic events beyond our control, the occurrence of which could materially harm our manufacturing, distribution, sales, business operations and financial results.

Our business operations are subject to interruption by natural disasters and other catastrophic events beyond our control, including, but not limited to, earthquakes, hurricanes, fires, droughts, tornadoes, electrical blackouts, public health crises and pandemics, war, terrorism, and geo-political unrest and uncertainties. We have not undertaken a systematic analysis of the potential consequences to our business that might result from any such natural disaster or other catastrophic event and have limited recovery plans in place. If any of these events occur, our manufacturing and supply chain, distribution, sales and marketing efforts and other business operations could be subject to business shutdowns or disruptions and financial results could be adversely affected. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions resulting from these events, but if we or any of the third parties with whom we engage, including the suppliers, contract manufacturers, distributors and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and adversely affected in a number of ways, some of which are not predicable.

Our business could be adversely affected by health epidemics in regions where we have manufacturing facilities, sales activities or other business operations. For example, outbreaks of epidemic or pandemic diseases, such as the ongoing COVID-19 pandemic, or the fear of such events, have and could again in the future cause restrictions on supply chains, restrict access to workplaces and affect employee health and availability. For example, during the peak of the COVID-19 pandemic there was a significantly reduced utilization of all adult vaccines (other than COVID-19 vaccines), including a reduced utilization of HEPLISAV-B.

Although we maintain inventories of HEPLISAV-B and its components, our ability and those of our contractors and distributors to produce and distribute HEPLISAV-B could be adversely affected. A pandemic or similar health challenge could severely impact the U.S. healthcare system, which may have an adverse effect on usage and sales of HEPLISAV-B. In addition, any such event could result in widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could affect the demand for HEPLISAV-B and future revenue and operating results and our ability to raise additional capital when needed on acceptable terms, if at all.

Additionally, our corporate headquarters in Emeryville, California, is located in a seismically active region that also is subject to possible electrical shutdowns and wildfires. Because we do not carry earthquake insurance for earthquake-related losses and significant recovery time could be required to resume operations, our financial condition and operating results could be materially adversely affected in the event of a major earthquake or catastrophic event. We carry only limited business interruption insurance that would compensate us for actual losses from interruption of our business that may occur, and any losses or damages incurred by us in excess of insured amounts could adversely affect our business and operations.

Significant disruptions of information technology systems or breaches of data security could adversely affect our business.

Our business is increasingly dependent on critical, complex and interdependent information technology systems, including internet-based systems, to support business processes as well as internal and external communications. In addition, the COVID-19 pandemic has intensified our dependence on information technology systems as many of our critical business activities are currently being conducted remotely. The size and complexity of our computer systems make them potentially vulnerable to breakdown, malicious intrusion and computer viruses that may result in the impairment of key business processes.

In addition, our systems, along with those of our customers, suppliers, or third-party service providers which operate critical business systems to process sensitive information in a variety of contexts are potentially vulnerable to a variety of evolving threats and data security breaches—whether by employees or others—that may expose sensitive data to unauthorized persons. Such threats could include, but not be limited to social-engineering attacks (including through phishing attacks), online and offline fraud, malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, access attacks (such as credential stuffing), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.

Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners' supply chains have not been compromised or that they do not contain exploitable flaws or bugs that could result in a breach of or disruption to our information technology systems (including our products or the third-party information technology systems that support us and our goods). If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

The potential liability and associated consequences we could suffer as a result of any such cyber events could be catastrophic and result in irreparable harm including (a) the loss of trade secrets or other intellectual property, or (b) the public exposure of personally identifiable information (including sensitive personal information) of our employees, collaborators, clinical trial patients, and others, (c) extortion and other monetary damages due to malware or business email compromise, (d) significant interruptions in our operations, or (e) other significant damages. A data security breach or privacy violation that leads to disclosure or modification of or prevents access to patient information, including personally identifiable information or protected health information, could harm our reputation, compel us to comply with federal, state and/or international data breach notification laws, subject us to mandatory corrective action, require us to verify the correctness of database contents and otherwise subject us to liability under laws and regulations that protect personal data, including, but not limited to, HIPAA, similar state data protection regulations, and the EU GDPR and UK GDPR, resulting in significant penalties; increased costs; loss of revenue; expenses of computer or forensic investigations; material fines and penalties; compensatory, special, punitive or statutory damages; litigation; consent orders regarding our privacy and security practices; requirements that we provide notices, credit monitoring services and/or credit restoration services or other relevant services to impacted individuals; adverse actions against our licenses to do business; or injunctive relief. News reports have also highlighted COVID research-specific hacking and phishing attempts. Because we and our collaborators are working on vaccines, including COVID vaccines, we may be at higher-than-average risk for such attempts.

Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. If we fail to comply with any such laws or regulations, we may face significant fines and penalties that could adversely affect our business, financial condition and results of operations. Furthermore, the laws are not consistent, and compliance in the event of a widespread data breach is costly.

U.S. and equivalent foreign authorities and international authorities have been warning businesses of increased cybersecurity threats from actors seeking to exploit the COVID-19 pandemic. In 2020, we experienced a cybersecurity incident known as a phishing e-mail scam, and although we do not consider its impact on us to be material, if we are unable to prevent this or other such data security breaches or privacy violations or implement satisfactory remedial measures, our operations could be disrupted, and we may suffer loss of reputation, financial loss and other regulatory penalties because of lost or misappropriated information, including sensitive patient data. Moreover, failure to maintain effective internal accounting controls related to data security breaches and cybersecurity in general could impact our ability to produce timely and accurate financial statements and could subject us to regulatory scrutiny. In addition, these breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above. Moreover, the prevalent use of mobile devices that access confidential information increases the risk of data security breaches, which could lead to the loss of confidential information, trade secrets or other intellectual property. While we have implemented security measures that are intended to protect our data security and information technology systems, such measures may not prevent such events.

Such disruptions and breaches of security could have a material adverse effect on our business, financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of December 31, 2022, the following are the material properties that we occupy:

Property Description	Location	Square Footage	Owned or Leased	Lease Expiration Date
Corporate headquarters office	Emeryville, CA	8,053	Leased	July 31, 2025
Manufacturing and office space	Düsseldorf, Germany	60,558	Leased	December 31, 2031
Laboratory and office space	Emeryville, CA	75,662	Leased (*)	March 31, 2031

(*) The entire 75,662 square feet have been subleased to a third party. Both our lease and sublease with the third party will continue until March 31, 2031.

We believe that our facilities are adequate to meet our requirements for the near term.

ITEM 3. LEGAL PROCEEDINGS

From time to time in the ordinary course of business, we receive claims or allegations regarding various matters, including employment, vendor and other similar situations in the conduct of our operations. We are not currently aware of any material legal proceedings involving our Company.

ITEM 4. MINE SAFETY DISCLOSURE

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Holders

Our common stock is traded on the Nasdaq Global Select Market under the ticker symbol "DVAX".

As of February 21, 2023, there were approximately 41 holders of record of our common stock, one of which was Cede & Co., a nominee for Depository Trust Company ("DTC"). All of the shares of our common stock held by brokerage firms, banks and other financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC and are therefore considered to be held of record by Cede & Co. as one stockholder.

Dividends

We have never paid any cash dividends on our common stock. We currently expect to retain future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Stock Performance Graph

The chart below compares total stockholder return on an investment of $100 in cash on December 31, 2017, for our common stock, the Nasdaq Stock Market (U.S. companies), and the Nasdaq Biotechnology Index. All values assume reinvestment of the full amount of all dividends.

Note: Dynavax management cautions that the stock price performance shown in the graph below should not be considered indicative of potential future stock price performance.

COMPARISON OF 5 -YEAR CUMULATIVE TOTAL RETURN
AMONG DYNAVAX TECHNOLOGIES, NASDAQ MARKET INDEX, AND SIC CODE INDEX



ASSUMES $100 INVESTED ON DECEMBER 31, 2017
ASSUMES DIVIDENDS REINVESTED
FISCAL YEAR ENDING DECEMBER 31, 2022

This Section is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference in any filing of Dynavax Technologies Corporation under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

56

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

None.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve a number of risks and uncertainties. Our actual results could differ materially from those indicated by forward-looking statements as a result of various factors, including but not limited to, the period for which we estimate our cash resources are sufficient, the availability of additional funds, as well as those set forth under "Risk Factors" and those that may be identified from time to time in our reports and registration statements filed with the Securities and Exchange Commission.

The following discussion and analysis is intended to provide an investor with a narrative of our financial results and an evaluation of our financial condition and results of operations. The discussion should be read in conjunction with the Consolidated Financial Statements and the related notes thereto set forth in "Item 8—Financial Statements and Supplementary Data."

Overview

We are a commercial stage biopharmaceutical company focused on developing and commercializing innovative vaccines. Our first marketed product, HEPLISAV-B® (Hepatitis B Vaccine (Recombinant), Adjuvanted) is approved in the United States and the European Union for prevention of infection caused by all known subtypes of hepatitis B virus in adults age 18 years and older. In May 2022, we commenced commercial shipments of HEPLISAV-B in Germany. We also manufacture and sell CpG 1018 adjuvant, the adjuvant used in HEPLISAV-B, and have established a portfolio of global commercial supply agreements in the development of COVID-19 vaccines across a variety of vaccine platforms. Additionally, we are advancing a multi-program clinical pipeline leveraging CpG 1018 adjuvant to develop improved vaccines in indications with unmet medical needs including Phase 1 clinical trials in Tdap and shingles, and a Phase 2 clinical trial in plague in collaboration with and fully funded by the U.S. Department of Defense ("DoD").

HEPLISAV-B® Vaccine [Hepatitis B Vaccine (Recombinant), Adjuvanted]

In Phase 3 trials, HEPLISAV-B demonstrated faster and higher rates of protection with two doses in one month compared to another currently approved hepatitis B vaccine which requires three doses over six months, with a similar safety profile. HEPLISAV-B is the only two-dose hepatitis B vaccine for adults approved in the U.S. and the European Union.

We have worldwide commercial rights to HEPLISAV-B and we market it in the United States and the European Union. There are four other vaccines approved for the prevention of hepatitis B in the U.S.: Engerix-B and Twinrix® from GlaxoSmithKline plc, Recombivax-HB® from Merck & Co and PreHevbrio™ from VBI Vaccines Inc. In February 2021, we received Marketing Authorization approval of HEPLISAV-B from the European Commission for prevention of infection caused by all known subtypes of hepatitis B virus in adults aged 18 years and older. In May 2021, we entered into a commercialization agreement with Bavarian Nordic for the marketing and distribution of HEPLISAV-B in Germany and in May 2022, we commenced commercial shipments of HEPLISAV-B in Germany.

All of our HEPLISAV-B sales in the U.S. are to certain wholesalers and specialty distributors whose principal customers include independent hospitals and clinics, integrated delivery networks, public health clinics and prisons, the Department of Defense, Department of Veterans Affairs and retail pharmacies. All of our HEPLISAV-B sales in Germany are to one distributor. For the year ended December 31, 2022, HEPLISAV-B product revenue, net was $125.9 million.

CpG 1018® Adjuvant Supply for COVID-19 Vaccines

In January 2021, we entered into an agreement (the "CEPI Agreement") with Coalition for Epidemic Preparedness Innovations ("CEPI") for the manufacture and reservation of a specified quantity of CpG 1018 adjuvant. In May 2021, we entered into the first amendment (the "Amendment") to the CEPI Agreement. The CEPI Agreement, as amended, enables CEPI to direct the supply of CpG 1018 adjuvant to CEPI partner(s). In exchange for reserving CpG 1018 adjuvant, CEPI has agreed to provide advance payments in the form of an interest-free, unsecured, forgivable loan of up to $176.4 million. As of December 31, 2022, advance payments totaling $107.7 million were recorded as CEPI accrual in our consolidated balance sheets.

In June 2021, we entered into an agreement (the "Clover Supply Agreement") with Zhejiang Clover Biopharmaceuticals, Inc. and Clover Biopharmaceuticals (Hong Kong) Co., Limited (collectively, "Clover"), for the commercial supply of CpG 1018 adjuvant, for use with its protein-based COVID-19 vaccine candidate, SCB-2019. Under the

Clover Supply Agreement, Clover has committed to purchase specified quantities of CpG 1018 adjuvant, at pre-negotiated prices pursuant to the CEPI Agreement, as amended, for use in Clover's commercialization of vaccines containing SCB-2019 and CpG 1018 adjuvant ("Clover Product"). The Clover Supply Agreement also provides terms for Clover to order additional quantities of CpG 1018 adjuvant beyond the quantities reserved by CEPI. In August of 2022, we signed an amendment (the "Clover Amendment No 1") to the Clover Supply Agreement. Per the Clover Amendment No 1, we and Clover agreed to modify the scope of the Clover Supply Agreement by reducing certain quantities of CpG 1018 adjuvant, which we originally intended to deliver in accordance with a purchase order previously issued by Clover. The Clover Amendment No 1 was determined to be a contract modification in accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers ("ASC 606")*.

In October 2022, we executed the second amendment to the Clover Supply Agreement (the "Clover Amendment No 2"). Pursuant to the Clover Amendment No 2, we and Clover agreed to amend certain payment terms and further reduce certain quantities of CpG 1018 adjuvant to be delivered to Clover (the "Cancelled Portion"). The Clover Amendment No 2 primarily established: (i) a revised delivery schedule of CpG 1018 adjuvant to be delivered through December 31, 2022, (ii) revised payment terms of certain amounts to be received from Clover, and (iii) potential future collections of approximately $10.0 million payable by Clover upon the fulfillment of certain financing or net sales milestones. We recognized CpG 1018 adjuvant net product revenue of $288.0 million and $72.2 million from Clover, for the years ended December 31, 2022 and 2021, respectively. In connection with the Clover amendments, we also recognized an inventory write-off of $34.3 million of excess CpG 1018 adjuvant raw materials and finish goods inventory related to cancelled orders and reduced demand for CpG 1018 adjuvant. Our supply obligations under this contract have been fully satisfied as of December 31, 2022, and there are no remaining deliverables under this arrangement.

In July 2021, we entered into an agreement (the "Bio E Supply Agreement") with Biological E. Limited ("Bio E"), for the commercial supply of CpG 1018 adjuvant, for use with Bio E's subunit COVID-19 vaccine candidate, CORBEVAX™. Under the Bio E Supply Agreement, Bio E has committed to purchase specified quantities of CpG 1018 adjuvant, at pre-negotiated prices pursuant to the CEPI Agreement, as amended, for use in Bio E's commercialization of its CORBEVAX vaccine. The Bio E Supply Agreement also provides terms for Bio E to order additional quantities of CpG 1018 adjuvant beyond the quantities reserved by CEPI. In June 2022 and October of 2022, we signed two amendments to the Bio E Supply Agreement ("Bio E Amendment No 1" and "Bio E Amendment No 2", respectively). The amendments primarily established new payment schedules for certain outstanding invoices and reduced the scope of the Bio E Supply Agreement. We recognized CpG 1018 adjuvant net product revenue of $206.2 million and $185.7 million from Bio E, for the years ended December 31, 2022 and 2021, respectively. Our supply obligations under this contract have been fully satisfied as of December 31, 2022, and there are no remaining deliverables under this arrangement.

In May 2022, we entered into a commercial supply agreement (the "Bio Farma Supply Agreement") with PT Bio Farma (Persero) ("Bio Farma") to manufacture and supply specified quantities of CpG 1018 adjuvant for use in the development and commercialization of Bio Farma's COVID-19 vaccine, adjuvanted with our CpG 1018 adjuvant, for delivery in the second quarter and third quarter of 2022. The Bio Farma Supply Agreement also provides terms for Bio Farma to order additional quantities of CpG 1018 adjuvant for delivery throughout the life of the agreement. We recognized CpG 1018 adjuvant net product revenue of $25.4 million from Bio Farma for the year ended December 31, 2022. This contract has been fully satisfied as of December 31, 2022, and there are no remaining deliverables under this arrangement.

In 2021, we entered into supply agreements with Medigen Vaccine Biologics ("Medigen") to manufacture and supply specified quantities of CpG 1018 adjuvant for use in the development and commercialization of Medigen's COVID-19 vaccine, adjuvanted with our CpG 1018 adjuvant, MVC-COV1901, for delivery throughout the life of the agreements. This contract has been fully satisfied as of December 31, 2022, and there are no remaining deliverables under this arrangement. We did not recognize CpG 1018 adjuvant net product revenue from Medigen during the year ended December 31, 2022. We recognized CpG 1018 adjuvant net product revenue of $26.7 million and $1.2 million from Medigen, for the years ended December 31, 2021 and 2020, respectively.

In the third quarter of 2020, we entered into a commercial supply agreement (the "Valneva Supply Agreement") with Valneva Scotland Limited ("Valneva") to cover the supply of CpG 1018 adjuvant for its SARS-COV-2 vaccine candidate, VLA2001, in support of its supply agreement with the United Kingdom Government and subject to the terms of such agreement. In September 2021, Valneva received a termination notice from the United Kingdom Government in relation to such supply agreement.

In October 2021, we and Valneva entered into a letter agreement (the "Valneva Amendment") modifying certain deliverables of the Valneva Supply Agreement. Specifically, the Valneva Amendment modifies the original Valneva Supply

Agreement as follows: (1) cancels certain purchase orders for CpG 1018 adjuvant previously issued under the original Valneva Supply Agreement that had not been fulfilled as of the date of the Valneva Amendment; and (2) provides a future delivery schedule for commercial supply of CpG 1018 adjuvant through 2022. We recognized CpG 1018 net product revenue of $68.0 million, $89.4 million and $2.0 million from Valneva for the years ended December 31, 2022, 2021 and 2020, respectively. This contract has been fully satisfied as of December 31, 2022, and no remaining deliverables exist under this arrangement.

For the year ended December 31, 2022, total CpG 1018 adjuvant product revenue, net, amounted to $587.7 million. Past performance is not a reliable indicator of future performance, however, and future revenue and associated profitability may therefore vary significantly. Specifically, as our CpG 1018 adjuvant customers have purchased a significant quantity of CpG 1018 adjuvant as part of their initial COVID-19 vaccine development stockpile, we currently expect minimal to no CpG 1018 adjuvant revenue for 2023 associated with these arrangements. See Note 9 - Collaborative Research Development and License Agreements, in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Other

In May 2021, we issued $225.5 million aggregate principal amount of 2.50% convertible senior notes due 2026 (the "Convertible Notes") in a private placement. Total proceeds from the issuance of the Convertible Notes, net of debt issuance and offering costs of $5.7 million, were $219.8 million. We used $190.2 million of the net proceeds to repay, in full, our outstanding debt and other obligations under our previous loan agreement with CRG Servicing LLC ("Loan Agreement") and $27.2 million of the net proceeds to pay the costs of the Capped Calls (defined below).

In connection with the issuance of the Convertible Notes, we entered into capped call transactions with one of the initial purchasers and other financial institutions, totaling $27.2 million (the "Capped Calls"). The Capped Calls have an initial strike price and an initial cap price of $10.47 per share and $15.80 per share, respectively, subject to certain adjustments under the terms of the Capped Calls. The Capped Calls are freestanding and are considered separately exercisable from the Convertible Notes. The Capped Calls are expected to offset the potential dilution to our common stock as a result of any conversion of the Convertible Notes, subject to a cap based on the cap price.

COVID-19 Update

We are continuing to closely monitor the impact of the COVID-19 pandemic on our business and are taking proactive efforts to help protect the health and safety of our workforce, patients and healthcare professionals, and to continue our business operations and advance our goal of bringing important new vaccines to patients as rapidly as possible. We have significantly downsized our office space and are embracing a flexible work environment.

We have actively pursued opportunities to collaborate with other organizations on the development of a COVID-19 vaccine, by leveraging CpG 1018 adjuvant, our toll-like receptor 9 ("TLR9") agonist, which is also used in our HEPLISAV-B product. Since the first half of 2021, we have announced multiple collaborations focused on COVID-19 and we continue to work to identify other programs where CpG 1018 adjuvant can be utilized to enhance the immune response to a coronavirus vaccine or other vaccines. All five of our vaccine development collaboration partners have received Emergency Use Authorization and/or approval in respective territories and countries around the world as of December 31, 2022. We and our contract manufacturers had developed and implemented plans to help scale-up activities to support pandemic-level of production of our CpG 1018 adjuvant, as necessary to support these and any future collaborations. There can be no assurance we will be successful in our efforts to help develop or supply adjuvanted COVID-19 vaccines or other vaccines over the long term.

The extent of the impact of the COVID-19 pandemic on our ability to generate sales and revenues, our regulatory efforts, our corporate development objectives and the value of, and market for, our common stock, will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time. Because of the above and other factors, our results of operations may vary substantially from year to year, and from quarter to quarter, and, as a result, we believe that period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as being indicative of our future performance. For additional information on the various current and future potential risks posed by the COVID-19 pandemic, please read Item 1A. Risk Factors, included above.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles. In doing so, we are required to make estimates and assumptions. Our critical accounting estimates are those estimates that involve a significant level of uncertainty at the time the estimate was made, and changes in them have had or are reasonably likely to have a material effect on our financial condition or results of operations. Actual results could differ materially from our estimates. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis.

See Note 2 - Summary of Significant Accounting Policies, in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for a summary of our significant accounting policies.

Revenue Recognition

Product Revenue, Net – HEPLISAV-B

We recognize revenue when we transfer control of promised goods to the customer at the net sales price, which includes estimates such as product returns, chargebacks, discounts, rebates and other fees. While each item is more fully described in Note 2 to the Consolidated Financial Statements, the following items reflect the more critical and significant estimates used in the preparation of our consolidated financial statements. Our estimates of such items are inherently uncertain and if we were to change any of these judgments or estimates, it could cause a material increase or decrease in the amount of accounts receivable reserves or revenue reserves accrual that we report in a particular period.

Product Returns: Consistent with industry practice, we offer our customers a limited right of return based on the product's expiration date for product that has been purchased from us. We estimate the amount of our product sales that may be returned by our customers and record this estimate as a reduction of revenue in the period the related product revenue is recognized. We consider several factors in the estimation of potential product returns including expiration dates of the product shipped, the limited product return rights, available information about our customers' inventory and other relevant factors.

Chargebacks: Our customers subsequently resell our product to healthcare providers, pharmacies and others. In addition to distribution agreements with our customers, we enter into arrangements with qualified healthcare providers that provide for chargebacks and discounts with respect to the purchase of our product. Chargebacks represent the estimated obligations resulting from contractual commitments to sell product to qualified healthcare providers at prices lower than the list prices charged to customers who directly purchase the product from us. These reserves are established in the same period that the related revenue is recognized, resulting in a reduction of product revenue and accounts receivable. Chargeback amounts are determined at the time of resale to the qualified healthcare providers by customers, and we issue credits for such amounts generally within a few weeks of the customer's notification to us of the resale. Reserves for chargebacks consists of credits that we expect to issue for units that remain in the distribution channel inventories at each reporting period end that we expect will be sold to the qualified healthcare providers, and chargebacks for units that our customers have sold to the qualified healthcare providers, but for which credits have not been issued.

Rebates: Under certain contracts, customers may obtain rebates for purchasing minimum volumes of our product. We estimate these rebates based upon the expected purchases and the contractual rebate rate and record this estimate as a reduction in revenue in the period the related revenue is recognized.

Inventories, net

Inventory is stated at the lower of cost or estimated net realizable value, on a first-in, first-out, or FIFO, basis. We primarily use actual costs to determine our cost basis for inventories. Our assessment of market value requires the use of estimates regarding the net realizable value of our inventory balances, including an assessment of excess or obsolete inventory. We determine excess or obsolete inventory based on multiple factors, including an estimate of the future demand for our products, product expiration dates and current sales levels. Our assumptions of future demand for our products are inherently uncertain and if we were to change any of these judgments or estimates, it could cause a material increase or decrease in the amount of inventory reserves that we report in a particular period.

Stock-Based Compensation

The fair value of stock options is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes model requires us to make estimates and assumptions. Our estimate of volatility is based on the historical volatility of our stock price over the term of the awards. We derive the expected term assumption based on our historical settlement experience. Stock-based compensation cost is recognized only for awards ultimately expected to vest. Our estimate of the forfeiture rate is based primarily on our historical experience. In the future, as additional empirical evidence regarding these input estimates becomes available, we may change or refine our approach of deriving these input estimates. These changes could impact our fair value of stock options granted in the future.

Income Taxes

Judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and the valuation allowance recorded against our net deferred tax assets. Deferred tax assets and liabilities are determined using the enacted tax rates in effect for the years in which those tax assets are expected to be realized. A valuation allowance is established when it is more likely than not the future realization of all or some of the deferred tax assets will not be achieved. The evaluation of the need for a valuation allowance is performed on a jurisdiction-by-jurisdiction basis and includes a review of all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations.

Based on all available evidence, both positive and negative, and the weight of that evidence to the extent such evidence can be objectively verified, we believe that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not more likely than not to be realized and, accordingly, we have determined a need for a full valuation allowance.

Recent Accounting Pronouncements

See Note 2 – Summary of Significant Accounting Policies, in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for information regarding recent accounting pronouncements that are of significance, or potential significance to us.

Results of Operations

This section of this Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2021.

Revenues

Revenues consist of amounts earned from product sales and other revenues. Product revenue, net, includes sales of HEPLISAV-B and CpG 1018 adjuvant.

Revenue from HEPLISAV-B product sales is recorded at the net sales price, which includes estimates of product returns, chargebacks, discounts, rebates and other fees. We sell our CpG 1018 adjuvant to our collaboration partners for use in their development and/or potential commercialization of COVID-19 vaccines. Overall, product revenue, net, reflects our best estimates of the amount of consideration to which we are entitled based on the terms of the contract.

Actual amounts of consideration ultimately received may differ from our estimates. If actual results in the future vary from our estimates, we will adjust these estimates, which would affect net product revenue and earnings in the period such variances become known.

The following is a summary of our revenues (in thousands, except for percentages):

Revenues:	Year Ended December 31, 2022		Year Ended December 31, 2021		Increase from 2021 to 2022 $		%
HEPLISAV-B	$	125,937	$	61,870	$	64,067	104%
CpG 1018 adjuvant		587,708		375,229		212,479	57%
Total product revenue, net		713,645		437,099		276,546	63%
Other revenue		9,038		2,343		6,695	286%
Total revenues	$	722,683	$	439,442	$	283,241	64%

HEPLISAV-B product revenue increased by $64.1 million for the year ended December 31, 2022 compared to 2021. Approximately $56.8 million of the increase was due to higher volume, which was driven by continued improvement in market share and utilization of adult vaccines. Approximately $7.2 million of the increase was due to higher net sales price.

The following table summarizes our CpG 1018 adjuvant product revenue, net by customers (in thousands, except for percentages):

CpG 1018 Adjuvant Product Revenue:	Year Ended December 31, 2022		Year Ended December 31, 2021		Increase (Decrease) from 2021 to 2022 $		%
Clover (1)	$	288,039	$	72,185	$	215,854	299%
Bio E		206,164		185,685		20,479	11%
Medigen		-		26,742		(26,742)	(100)%
Bio Farma		25,436		1,041		24,395	2343%
Valneva		68,013		89,400		(21,387)	(24)%
Other		56		176		(120)	(68)%
Total CpG 1018 adjuvant product revenue	$	587,708	$	375,229	$	212,479	57%

(1) For the year ended December 31, 2022, we recognized $24.1 million of revenue related to certain non-cancelable costs that we incurred under the Clover Supply Agreement, as amended.

CpG 1018 adjuvant product revenue increased by $212.5 million for the year ended December 31, 2022 compared to 2021. The increase was primarily due to the timing of product delivery across our customers, coupled with approximately $55.4 million in revenue recognized in connection with final product delivery under our agreement with Valneva and approximately $24.1 million in revenue associated with certain provisions of Amendment No 1 with Clover. We have completed all obligations and product delivery under our CpG 1018 adjuvant collaboration agreements as of December 31, 2022.

As our CpG 1018 adjuvant customers have purchased a significant quantity of CpG 1018 adjuvant as part of their initial COVID-19 vaccine development stockpile, we currently expect minimal to no CpG 1018 adjuvant revenue for 2023 associated with these arrangements as compared to 2022. Long-term demand for CpG 1018 vaccine adjuvant supporting COVID-19 vaccines will be highly dependent on each customer's ability to commercialize in respective territories and geographies where their respective COVID-19 vaccine is approved for use.

Other revenue primarily includes revenue from our agreement with the DoD. For the year ended December 31, 2022 and 2021, we recognized $8.8 million and $0.5 million of revenue from our agreement with the DoD, respectively. The increase was primarily driven by the commencement of the Phase 2 clinical trial which commenced in August 2022.

Cost of Sales – Product

Cost of sales - product, consists primarily of raw materials, certain fill, finish and overhead costs, and any inventory adjustment charges for HEPLISAV-B and inventory costs to produce CpG 1018 adjuvant for our collaboration partners.

The following is a summary of our cost of sales - product (in thousands, except for percentages):

| Cost of Sales - Product: | Year Ended December 31, | | Increase from 2021 to 2022 | |
	2022	2021	$	%
HEPLISAV-B	$ 40,131	$ 26,999	$ 13,132	49%
CpG 1018 adjuvant	222,022	146,573	75,449	51%
Total cost of sales - product	$ 262,153	$ 173,572	$ 88,581	51%

HEPLISAV-B cost of sales-product increased by $13.1 million for the year ended December 31, 2022 compared to 2021. Approximately $15.7 million of the increase was due to higher sales volume, partially offset by a decrease of approximately $0.5 million due to lower unit cost, combined with lower excess capacity charges due to non-routine maintenance and equipment installation at our facility in Düsseldorf, which totaled $2.6 million and $4.8 million for the years ended December 31, 2022 and 2021, respectively.

Additionally, for the year ended December 31, 2021, due to the COVID-19 pandemic and its prolonged impact on vaccine utilization and corresponding revisions to our sales forecast, we recorded an approximately $2.6 million write-off to cost of sales – product associated with HEPLISAV-B slow moving short-dated inventory that had been manufactured prior to the beginning of the COVID-19 pandemic. There were no HEPLISAV-B inventory write-offs during the year ended December 31, 2022.

CpG 1018 adjuvant cost of sales-product for the year ended December 31, 2022 increased by $75.4 million compared to 2021. The increase was primarily driven by higher sales volume, as we entered into supply and collaboration agreements with major collaboration partners in 2021 and 2022, and we continued to manufacture and ship CpG 1018 adjuvant pursuant to such supply and collaboration agreements. In addition, the increase in cost of sales-product was also driven by certain one-time charges totaling approximately $45.4 million, comprising an inventory write-off of $34.3 million in connection with cancelled orders and the reduction in demand associated with the Clover Supply Agreement, as amended, and $11.1 million in charges related to certain non-refundable pre-payments made to one of our CMOs regarding certain raw materials costs that are not likely to be manufactured into finish goods inventory. There were no such charges during the year ended December 31, 2021.

In line with our revenue expectations, we currently expect minimal to no CpG 1018 adjuvant cost of sales-product associated with our CpG 1018 adjuvant customer arrangements in 2023, as compared to 2022.

Research and Development

Research and development expenses are tracked on a program-by-program basis and consist primarily of costs incurred for the continued research and development of HEPLISAV-B and CpG 1018 adjuvant, clinical product candidates and preclinical studies, which include but are not limited to, compensation and related personnel costs (which include benefits, recruitment and travel costs), expenses incurred under agreements with contract research organizations, contract manufacturing organizations and service providers that assist in conducting clinical studies and costs associated with our preclinical activities, development activities and regulatory operations. We do not allocate stock-based compensation or facility expenses to specific programs because these costs are deployed across multiple programs.

The following is a summary of our research and development expense (in thousands, except for percentages).

Program Expenses (*):	Year Ended December 31, 2022		Year Ended December 31, 2021		Increase (Decrease) from 2021 to 2022 $		Increase (Decrease) from 2021 to 2022 %
HEPLISAV-B development	$	3,973	$	11,265	$ (7,292)		(65)%
CpG 1018 adjuvant development		2,379		5,652	(3,273)		(58)%
Tetanus, diphtheria, and acellular pertussis		8,994		4,715	4,279		91%
Shingles		13,943		3,442	10,501		305%
Plague (1)		4,065		113	3,952		3497%
Other (2)		5,421		1,627	3,794		233%
Other Research and Development Expenses:							
Facility costs		1,871		1,596	275		17%
Non-cash stock-based compensation		5,954		3,818	2,136		56%
Total research and development	$	46,600	$	32,228	$ 14,372		45%

(*) Certain prior period amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the total research and development expenses.

(1) In September 2021, we entered into an agreement with the DoD for the development of a recombinant plague vaccine adjuvanted with CpG 1018. Under the agreement, we will conduct a Phase 2 clinical trial combining our CpG 1018 adjuvant with the DoD's rF1V vaccine. We are being fully reimbursed by the DoD for the costs of this study which is recorded in other revenue in our consolidated statements of operations.

(2) For the year ended December 31, 2022, "Other" includes pre-clinical investments and approximately $1.2 million in final close-out costs associated with the divestment of our immuno-oncology portfolio in 2019.

Research and development expenses increased by $14.4 million for the year ended December 31, 2022 compared to 2021. The increase was primarily due to an increase of $22.5 million related to continued investments in our product candidates utilizing CpG 1018 adjuvant through clinical and pre-clinical collaborations, and additional discovery efforts. These were combined with an increase in non-cash stock-based compensation expense of $2.1 million associated with increased headcount to support advancement of our clinical vaccine programs.

This increase was partially offset by a $10.6 million decrease in HEPLISAV-B and CpG 1018 adjuvant development costs. HEPLISAV-B development costs for the year ended December 31, 2022 decreased, compared to 2021, primarily due to the completion of HEPLISAV-B dialysis study. In addition, HEPLISAV-B development costs for year ended December 31, 2021 included certain activities associated with increasing production yields at our Düsseldorf manufacturing facility. CpG 1018 adjuvant development costs for year ended December 31, 2021 included CpG 1018 adjuvant production scale-up costs. As we continue to progress our clinical-stage pipeline, we expect research and development expenses to continue to represent a substantial portion of our expenses and continue to increase in future years.

Selling, General and Administrative

Selling, general and administrative expenses consists primarily of compensation and related costs for our commercial support personnel, medical education professionals and personnel in executive and other administrative functions, including legal, finance and information technology; costs for outside services such as sales and marketing, post-marketing studies of HEPLISAV-B, accounting, commercial development, consulting, business development, investor relations and insurance; legal costs that include corporate and patent-related expenses; allocated facility costs and non-cash stock-based compensation.

The following is a summary of our selling, general and administrative expenses (in thousands, except for percentages):

| | Year Ended December 31, | | Increase (Decrease) from 2021 to 2022 | |
Selling, General and Administrative:	2022	2021	$	%
Compensation and related personnel costs	$ 52,865	$ 43,135	$ 9,730	23%
Outside services	41,049	27,981	13,068	47%
Legal costs	2,223	1,906	317	17%
Facility costs	12,153	12,240	(87)	(1)%
Non-cash stock-based compensation	23,118	14,894	8,224	55%
Total selling, general and administrative	$131,408	$100,156	$ 31,252	31%

Selling, general and administrative expenses increased by $31.3 million for the year ended December 31, 2022 compared to 2021. The increase was driven by personnel-related costs including cash and non-cash compensation associated with higher headcount and an increase in business travel, coupled with an increase in outside services primarily due to an overall increase in commercial and marketing efforts related to the Centers for Disease Control and Prevention's Advisory Committee on Immunization Practices ("ACIP") universal recommendation and our efforts to expand market share. We expect our selling, general and administrative expenses to increase in future periods to support the overall growth in our business.

Gain on Sale of Assets

In July 2020, we sold assets related to our immuno-oncology compound, SD-101, which included intellectual property, clinical and non-clinical data, regulatory filings, clinical supply inventory and certain contracts to Surefire Medical Inc. d/b/a TriSalus Life Sciences ("TriSalus"). Pursuant to the Asset Purchase Agreement, we received $5.0 million upon closing of the transaction and $4.0 million in December 2020 as reimbursement for certain clinical trial expenses. In addition, we could receive up to an additional $250.0 million upon the achievement of certain development, regulatory, and commercial milestones and low double-digit royalties based on potential future net sales of product containing SD-101 compound. In 2020, we recognized a gain on sale of SD-101 assets of $6.9 million, net of transaction costs.

In September 2021, we received payment of $1.0 million from TriSalus for achieving a pre-commercialization milestone, which was recognized as a gain on sale of SD-101 assets our consolidated statements of operations for the year ended December 31, 2021. In May 2022, we received payment of $1.0 million from TriSalus for achieving a pre-commercialization milestone, which we recognized as a gain on sale of SD-101 assets of $1.0 million in our consolidated statements of operations.

Other Income (Expense)

Interest income is reported net of amortization of premiums and discounts on marketable securities and includes realized gains on investments. Interest expense includes the stated interest and accretion of discount and end of term fee related to our terminated long-term debt agreement and Convertible Notes. Sublease income is recognized in connection with our sublease of office and laboratory space. Loss on debt extinguishment reflects the amount we paid to terminate our long-term debt in excess of its carrying value at the time of the extinguishment. Change in fair value of warrant liability reflects the changes in fair value of warrants issued in connection with equity financing in August 2019. Other includes gains and losses on foreign currency transactions and disposal of property and equipment.

The following is a summary of our other income (expense) (in thousands, except for percentages):

| | Year Ended December 31, | | | | Increase (Decrease) from 2021 to 2022 | |
	2022		2021		$	%
Interest income	$	7,912	$	140	$ 7,772	5,551%
Interest expense	$	(6,732)	$	(11,176)	$ (4,444)	(40)%
Sublease income	$	7,685	$	7,735	$ (50)	(1)%
Loss on debt extinguishment	$	-	$	(5,232)	$ 5,232	NM
Change in fair value of warrant liability	$	1,801	$	(49,354)	$ 51,155	104%
Other	$	111	$	922	$ (811)	(88)%

NM = Not meaningful

Interest income for the year ended December 31, 2022 increased, as compared to 2021, primarily due to higher yields and balances in our marketable securities portfolio. Interest expense for the year ended December 31, 2022 decreased, as compared to 2021, due to the repayment of our long-term debt in May 2021, replaced by the issuance of Convertible Notes in May 2021 at a lower effective interest rate. In connection with the repayment of our long-term debt, we recorded a one-time loss on debt extinguishment of $5.2 million in the second quarter of 2021. The change in the fair value of warrant liability is primarily due to the decrease in our stock price from January 1, 2022 through the expiration date of the warrants on February 12, 2022. There were no warrants outstanding as of December 31, 2022. The change in other is primarily due to foreign currency transactions and related fluctuations in the value of the Euro compared to the U.S. dollar.

Income Taxes

Our income tax expense and effective income tax rate were as follows (in thousands, except for percentages):

| | Year Ended December 31, | | | | Increase (Decrease) from 2021 to 2022 | |
	2022		2021		$	%
Income tax expense	$	1,143	$	808	$ 335	41%
Effective income tax rate		0.4%		1%	-	-

We recorded income tax expense of $1.1 million and $0.8 million for the years ended December, 31, 2022 and 2021, respectively. Our effective tax rate for the year ended December 31, 2022 was 0.4%, which is primarily comprised of net operating losses and research and development credits, as well as changes in our valuation allowance.

Liquidity and Capital Resources

As of December 31, 2022, we had $624.4 million in cash and cash equivalents, and marketable securities. Since our inception, we have relied primarily on the proceeds from public and private sales of our equity securities, borrowings, government grants and revenues from product sales and collaboration agreements to fund our operations. Our funds are currently invested in money market funds, U.S. treasuries, U.S. government agency securities and corporate debt securities. We currently anticipate that our cash and cash equivalents, and short-term marketable securities as of December 31, 2022, and anticipated revenues from HEPLISAV-B will be sufficient to fund our operations for at least the next 12 months from the date of this filing.

Advanced payments received from CEPI to reserve a specified quantity of CpG 1018 adjuvant are initially accounted for as long-term deferred revenue. When we deliver CpG 1018 adjuvant to CEPI partner(s) or when we receive payment from CEPI partner(s), we reclassify the advanced payments from long-term deferred revenue to accrued liabilities. As of December 31, 2022, advance payments totaling $107.7 million were recorded as CEPI accrual in our consolidated balance sheets.

As of December 31, 2022, the aggregate principal amount of our Convertible Notes was $225.5 million, excluding debt discount of $3.9 million. The Convertible Notes bear interest at a rate of 2.50% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2021. The Convertible Notes mature on May 15, 2026, unless converted, redeemed or repurchased in accordance with their terms prior to such date.

For the year ended December 31, 2021, we received net cash proceeds of $28.2 million resulting from sales of 2,878,567 shares of our common stock pursuant to a 2020 At Market Sales Agreement with Cowen and Company, LLC ("2020 ATM Agreement"). All of these shares were sold in 2021. As of December 31, 2022, we had $120.5 million remaining under the 2020 ATM Agreement.

Prior to January 1, 2021, we incurred net losses in each year since our inception. For the years ended December 31, 2022 and 2021, we recorded net income of $293.2 million and $76.7 million, respectively, compared to the net loss of $75.2 million for the year ended December 31, 2020. We cannot be certain that sales of our products, and the revenue from our other activities are sustainable. Further, we expect to continue to incur substantial expenses as we continue investing in commercialization of HEPLISAV-B, advancing our research and development pipeline, and investing in clinical trials and other development. If we cannot generate a sufficient amount of revenue from product sales, we will need to finance our operations through strategic alliance and licensing arrangements and/or future public or private debt and equity financings. Raising additional funds through the issuance of equity or debt securities could result in dilution to our existing stockholders, increased fixed interest payment obligations, or both. In addition, these securities may have rights senior to those of our common stock and could include covenants that would restrict our operations.

Our ability to raise additional capital in the equity and debt markets, should we choose to do so, is dependent on a number of factors, including, but not limited to, the market demand for our common stock, which itself is subject to a number of development and business risks and uncertainties, our creditworthiness and the uncertainty that we would be able to raise such additional capital at a price or on terms that are favorable to us or at all. In addition, our ability to raise additional funds may be adversely impacted by deteriorating global economic conditions and the recent or future disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic or otherwise. Adequate financing may not be available to us on acceptable terms, or at all. If adequate funds are not available when needed, we may need to significantly reduce our operations while we seek strategic alternatives, which could have an adverse impact on our ability to achieve our intended business objectives.

During the year ended December 31, 2022, we generated $62.7 million of cash from our operations primarily due to our net income of $293.2 million, of which $69.0 million consisted of non-cash items, which included change in fair value of warrant liability, stock-based compensation, depreciation and amortization, amortization of right-of-use assets, inventory write-off, non-cash interest expense and accretion and amortization on marketable securities. By comparison, during the year ended December 31, 2021, we generated $335.5 million of cash from our operations primarily due to our net income of $76.7 million, of which $82.4 million consisted of non-cash items which included change in fair value of warrant liability, stock-based compensation, depreciation and amortization, amortization of right-of-use assets, inventory write-off, non-cash interest expense and accretion and amortization on marketable securities. Cash provided by our operations during the year ended December 31, 2022 decreased by $272.8 million. For the year ended December 31, 2022, our deferred revenue balance decreased by $349.9 million primarily due to the fulfillment of our obligations to deliver CpG 1018 adjuvant to our collaboration partners. For the year ended December 31, 2021, our deferred revenue balance increased $311.7 million primarily due to the collection of advance payments from our CpG 1018 adjuvant customers in connection with the placement of new orders. Our prepaid manufacturing balance decreased by $159.7 million as we released all of our CMOs prepaid manufacturing costs upon completion of their CpG 1018 production. Net cash provided by operating activities is also impacted by changes in our operating assets and liabilities due to timing of cash receipts and expenditures.

During the year ended December 31, 2022, net cash used in investing activities was $316.0 million compared to $14.2 million of cash provided by investing activities for the year ended December 31, 2021. Cash used in investing activities during the year ended December 31, 2022 included $309.9 million of net purchases of marketable securities compared to $22.7 million of net proceeds from maturities and redemptions of marketable securities during 2021. In addition, for each of the year ended December 31, 2022 and 2021, we received $1.0 million from sale of SD-101 assets, net of transaction costs. Cash used in net purchases of property plant and equipment decreased by $2.3 million during the year ended December 31, 2022 compared to 2021.

During the years ended December 31, 2022 and 2021, net cash provided by financing activities was $19.5 million and $55.8 million, respectively. Cash provided by financing activities for the year ended December 31, 2022 included proceeds of $8.5 million from warrants exercised, and proceeds of $11.1 million from the exercise of stock options and employee stock purchase plan. Cash provided by financing activities for the year ended December 31, 2021 included net proceeds of $219.8 million from the issuance of our Convertible Notes, $28.2 million from our 2020 ATM Agreement, $17.8 million proceeds from warrants exercised, $7.4 million from options exercised and employee stock purchase plan, offset by $190.2 million repayment of our long-term debt, and $27.2 million purchases of capped call options.

Contractual Obligations

We lease our facilities in Emeryville, California and Düsseldorf, Germany. We lease and sublease certain manufacturing and office space with lease terms ranging from 3 to 12 years. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain of these leases also include renewal options at our election to renew or extend the lease for two successive five-year terms. These optional periods have not been considered in the determination of the Right-of-use ("ROU") assets or lease liabilities associated with these leases as we did not consider the exercise of these options to be reasonably certain.

We also sublease one of our leased premises to a third party. Rent is subject to scheduled annual increases and the subtenant is responsible for certain operating expenses and taxes throughout the life of the sublease. The sublease term expires on March 31, 2031, unless earlier terminated, concurrent with the term of our lease. The subtenant has no option to extend the sublease term. Sublease income was $7.7 million for each of the years ended December 31, 2022, 2021 and 2020. Sublease income is included in other income (expense) in our consolidated statements of operations. Rent received from the subtenant in excess of rent paid to the landlord is shared by paying the landlord 50% of the excess rent. The excess rent is considered a variable lease payment and the total estimated payments are being recognized as additional rent expense on a straight-line basis.

In May 2021, we issued $200.0 million aggregate principal amount of 2.50% convertible senior notes due 2026 in a private placement. The purchasers also partially exercised their option to purchase additional Convertible Notes in May 2021 and we issued an additional $25.5 million of the Convertible Notes. As of December 31, 2021, the aggregate principal amount of our Convertible Notes was $225.5 million, excluding debt discount of $5.0 million. The Convertible Notes bear interest at a rate of 2.50% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2021. The Convertible Notes mature on May 15, 2026, unless converted, redeemed or repurchased in accordance with their terms prior to such date.

In May 2021, we repaid the principal on the term loans (the "Term Loans") under the term loan agreement ("Loan Agreement") with CRG Servicing LLC in full. With the full repayment of the Term Loans, all security interests, covenants, liens and encumbrances under the Loan Agreement were permanently released.

In November 2013, we entered into a Commercial Manufacturing and Supply Agreement with Baxter Pharmaceutical Solutions LLC ("Baxter") that was amended in September 2021 (as amended, the "Baxter Agreement"). Baxter provides formulation, fill and finish services and produces HEPLISAV-B for commercial use. Pursuant to the Baxter Agreement, we are obligated to purchase an annual minimum number of batches of HEPLISAV-B for each of the next four calendar years through December 31, 2026, and there are certain limits on the number of batches that Baxter is required to produce. As of December 31, 2022, our aggregate minimum commitment under the Baxter Agreement was $9.3 million within the next 12 months, and $34.1 million beyond the next 12 months.

We have entered into material purchase commitments with commercial manufacturers for the supply of HEPLISAV-B. As of December 31, 2022, we have no material non-cancelable purchase and other commitments for the supply of CpG 1018 adjuvant within the next 12 months.

In addition to the non-cancelable commitments noted above, we have entered into contractual arrangements that obligate us to make payments to the contractual counterparties upon the occurrence of future events. In addition, in the normal course of operations, we have entered into license and other agreements and intend to continue to seek additional rights relating to compounds or technologies in connection with our discovery, manufacturing and development programs. Under the terms of the agreements, we may be required to pay future up-front fees, milestones and royalties on net sales of products originating from the licensed technologies, if any, or other payments contingent upon the occurrence of future events that cannot reasonably be estimated.

We also rely on and have entered into agreements with research institutions, contract research organizations and clinical investigators as well as clinical material manufacturers. These agreements are typically terminable by us upon reasonable written notice. Generally, we are only obligated to pay for actual time spent and materials consumed by the organizations at any point in time during the contract through the notice period.

In conjunction with our agreement with Symphony Dynamo, Inc. and Symphony Dynamo Holdings LLC ("Holdings") in November 2009, we agreed to make contingent cash payments to Holdings equal to 50% of the first $50 million from any upfront, pre-commercialization milestone or similar payments received by us from any agreement with any third party with respect to the development and/or commercialization of cancer and hepatitis C therapies originally licensed to Symphony Dynamo, Inc., including our immune-oncology compound, SD-101. In July 2020, we sold assets related to SD-101 to Surefire Medical, Inc. d/b/a TriSalus Life Sciences ("TriSalus"). We paid $2.5 million to Holdings in August 2020. We received $1.0 million from TriSalus in each of the years ended December 31, 2022 and 2021, as pre-commercialization milestones were met, and we recorded the proceeds as gain on sale of assets in our consolidated statements of operations in each of the years ended December 31, 2022 and 2021. We also paid Holdings $0.5 million in each of those years, which we recorded in selling, general and administrative expenses in our consolidated statements of operations for the years ended December 31, 2022 and 2021. No liability has been recorded under this agreement as of December 31, 2022.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

We are subject to interest rate risk. Our investment portfolio is maintained in accordance with our investment policy, which defines allowable investments, specifies credit quality standards and limits the credit exposure of any single issuer. The primary objective of our investment activities is to preserve principal and, secondarily, to maximize income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk, we maintain our portfolio of cash equivalents and investments in highly liquid investments in money market funds, U.S. government agency securities, U.S. treasuries and corporate debt securities. We do not invest in auction rate securities or securities collateralized by home mortgages, mortgage bank debt or home equity loans. We do not have derivative financial instruments in our investment portfolio. To assess our risk, we calculate that if interest rates were to rise or fall from current levels by 100 basis points or by 125 basis points, the pro forma change in fair value of investments would be $4.1 million or $5.1 million, respectively.

Due to the short duration and nature of our cash equivalents and marketable securities, as well as our intention to hold the investments to maturity, we do not expect any material loss with respect to our investment portfolio.

Foreign Currency Risk

We have certain investments outside the U.S. for the operations of Dynavax GmbH, Dynavax India LLP, and a branch of Dynavax registered in Italy, with exposure to foreign exchange rate fluctuations. The cumulative translation adjustment reported in the consolidated balance sheet as of December 31, 2022 was a $4.0 million loss primarily related to the translation of Dynavax GmbH assets, liabilities and operating results from Euros to U.S. dollars. As of December 31, 2022, the effect of our exposure to these exchange rate fluctuations has not been material, and we do not expect it to become material in the foreseeable future. We do not hedge our foreign currency exposures and have not used derivative financial instruments for speculation or trading purposes.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Dynavax Technologies Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dynavax Technologies Corporation (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 23, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Reserves for returns on product revenue

Description of the Matter   During the year ended December 31, 2022, the Company's net product revenues for HEPLISAV-B were $125.9 million. As explained in Note 2 of the consolidated financial statements, revenue from product sales includes estimates of variable consideration for which reserves are established, including reserves for product returns.

Auditing the Company's measurement of reserves for HEPLISAV-B product returns under its contracts with wholesalers and specialty distributors (collectively, "Customers") was challenging because (1) the calculation involves management assumptions about inventory remaining in the distribution channel (i.e., units held by Customers) as of the balance sheet date that could be subject to return in future periods under the Company's returns policy, and (2) the Company has limited returns history on which to base its assumptions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls that identified risks related to the Company's process used to determine reserves for returns on product revenue. For example, we tested controls over management's review of the completeness and accuracy of the data used in the process and the assumptions about Customers' units in the channel as of the balance sheet date.
	To test the Company's reserves for returns on product revenue, our audit procedures included, among other procedures, testing the accuracy and completeness of the underlying data used in the calculations and evaluating the assumptions used by management to estimate its reserves. To test management's assumptions, we inspected agreements with significant Customers to validate the rights of return policy, obtained written representations from members of the commercial and market access functions regarding changes to the terms and conditions reported to the legal and accounting departments, examined credit memos issued during and after year end for unusual items or trends not consistent with the Company's analysis of product returns, performed revenue cutoff testing at period end to assess whether there were unusual trends that should have been considered in the Company analysis of product returns, compared the shipment reports to Customers sell through information to assess the extent of inventory in the distribution channel and examined Customers reorder information. We also performed sensitivity analyses over the Company's return rate to assess the effect of changes in assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.
San Francisco, California
February 23, 2023

DYNAVAX TECHNOLOGIES CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	December 31,	
	2022	**2021**
Assets		
Current assets:		
Cash and cash equivalents	$ 202,004	$ 436,189
Marketable securities available-for-sale	422,391	109,761
Accounts receivables, net	145,130	116,216
Other receivables	2,385	15,600
Inventories, net	59,446	61,335
Prepaid manufacturing	-	159,655
Prepaid expenses and other current assets	85,629	73,764
Total current assets	916,985	972,520
Property and equipment, net	37,596	35,020
Operating lease right-of-use assets	25,745	25,964
Goodwill	2,006	2,125
Restricted cash	207	219
Other assets	3,311	3,398
Total assets	$ 985,850	$ 1,039,246
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 3,211	$ 2,600
Accrued research and development	4,775	4,688
CEPI accrual (Note 9)	107,738	128,848
Accrued liabilities (Note 7)	30,719	49,796
Warrant liability	-	18,016
Deferred revenue	-	349,864
Other current liabilities	3,631	2,590
Total current liabilities	150,074	556,402
Convertible Notes, net of debt discount of $3,922 and $5,010 at December 31, 2022 and December 31, 2021, respectively (Note 10)	221,578	220,490
Long-term portion of lease liabilities	32,801	34,316
Other long-term liabilities	384	5,664
Total liabilities	404,837	816,872
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Preferred stock: $0.001 par value, 5,000 shares authorized at December 31, 2022, and 2021; zero shares outstanding at December 31, 2022 and 2021	-	-
Common stock: $0.001 par value; 278,000 shares authorized at December 31, 2022 and 2021; 127,604 shares and 122,945 shares issued and outstanding at December 31, 2022 and 2021, respectively	128	123
Additional paid-in capital	1,510,518	1,441,868
Accumulated other comprehensive loss	(5,438)	(2,266)
Accumulated deficit	(924,195)	(1,217,351)
Total stockholders' equity	581,013	222,374
Total liabilities and stockholders' equity	$ 985,850	$ 1,039,246

See accompanying notes.

DYNAVAX TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,		
	2022	2021	2020
Revenues:			
Product revenue, net	$ 713,645	$ 437,099	$ 39,307
Other revenue	9,038	2,343	7,244
Total revenues	722,683	439,442	46,551
Operating expenses:			
Cost of sales - product	262,153	173,572	11,410
Cost of sales - amortization of intangible assets	-	-	2,500
Research and development	46,600	32,228	28,607
Selling, general and administrative	131,408	100,156	79,256
Gain on sale of assets (Note 8)	(1,000)	(1,000)	(6,851)
Total operating expenses	439,161	304,956	114,922
Income (loss) from operations	283,522	134,486	(68,371)
Other income (expense):			
Interest income	7,912	140	1,260
Interest expense	(6,732)	(11,176)	(19,062)
Sublease income	7,685	7,735	7,706
Loss on debt extinguishment (Note 11)	-	(5,232)	-
Change in fair value of warrant liability (Note 14)	1,801	(49,354)	4,124
Other	111	922	(897)
Income (loss) before income taxes	294,299	77,521	(75,240)
Provision for income taxes	(1,143)	(808)	-
Net income (loss)	$ 293,156	$ 76,713	$ (75,240)
Undistributed earnings allocated to participating securities	(283)	(4,569)	-
Net income (loss) allocable to common stockholders	$ 292,873	$ 72,144	$ (75,240)
Net income (loss) per share allocable to common stockholders			
Basic	$ 2.32	$ 0.62	$ (0.75)
Diluted	$ 1.97	$ 0.57	$ (0.78)
Weighted-average shares used in computing net income (loss) per share allocable to common stockholders:			
Basic	126,398	116,264	100,753
Diluted	150,797	133,006	101,504

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net income (loss)	$ 293,156	$ 76,713	$ (75,240)
Other comprehensive (loss) income, net of tax:			
Reclassification of realized gain on available-for-sale securities recognized in interest income	-	-	(21)
Change in unrealized loss on marketable securities available-for-sale	(1,407)	(30)	(20)
Cumulative foreign currency translation adjustments	(1,765)	(2,509)	2,701
Total other comprehensive (loss) income	(3,172)	(2,539)	2,660
Total comprehensive income (loss)	$ 289,984	$ 74,174	$ (72,580)

See accompanying notes.

DYNAVAX TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Par Amount	Shares	Par Amount				
Balances at December 31, 2019	83,871	$ 84	5	$ -	$ 1,229,417	$ (2,387)	$ (1,218,824)	$ 8,290
Conversion of preferred stock	700	1	(1)	-	-	-	-	1
Issuance of common stock upon exercise of stock options and restricted stock awards, net	1,209	1	-	-	288	-	-	289
Issuance of common stock under Employee Stock Purchase Plan	195	-	-	-	672	-	-	672
Issuance of common stock, net of issuance costs, in conjunction with an underwritten public offering and an At Market Sales Agreement (Note 14)	24,215	24	-	-	108,513	-	-	108,537
Stock compensation expense	-	-	-	-	13,484	-	-	13,484
Total other comprehensive income	-	-	-	-	-	2,660	-	2,660
Net loss	-	-	-	-	-	-	(75,240)	(75,240)
Balances at December 31, 2020	110,190	$ 110	4	$ -	$ 1,352,374	$ 273	$ (1,294,064)	$ 58,693
Conversion of preferred stock	4,140	4	(4)	-	(4)	-	-	-
Issuance of common stock upon exercise of stock options and restricted stock awards, net	1,560	2	-	-	6,575	-	-	6,577
Issuance of common stock under Employee Stock Purchase Plan	217	-	-	-	841	-	-	841
Issuance of common stock upon exercise of warrants	3,959	4	-	-	59,884	-	-	59,888
Issuance of common stock, net of issuance costs, in conjunction with an At Market Sales Agreement (Note 14)	2,879	3	-	-	28,153	-	-	28,156
Issuance of capped call options (Note 10)	-	-	-	-	(27,240)	-	-	(27,240)
Stock compensation expense	-	-	-	-	21,285	-	-	21,285
Total other comprehensive loss	-	-	-	-	-	(2,539)	-	(2,539)
Net income	-	-	-	-	-	-	76,713	76,713
Balances at December 31, 2021	122,945	$ 123	-	$ -	$ 1,441,868	$ (2,266)	$ (1,217,351)	$ 222,374
Issuance of common stock upon exercise of stock options and restricted stock awards, net	2,626	3	-	-	9,637	-	-	9,640
Issuance of common stock upon exercise of warrants	1,879	2	-	-	24,668	-	-	24,670
Issuance of common stock under Employee Stock Purchase Plan	154	-	-	-	1,430	-	-	1,430
Stock compensation expense	-	-	-	-	32,915	-	-	32,915
Total other comprehensive loss	-	-	-	-	-	(3,172)	-	(3,172)
Net Income	-	-	-	-	-	-	293,156	293,156
Balances at December 31, 2022	127,604	$ 128	-	$ -	$ 1,510,518	$ (5,438)	$ (924,195)	$ 581,013

See accompanying notes.

DYNAVAX TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2022	2021	2020
Operating activities			
Net income (loss)	$ 293,156	$ 76,713	$ (75,240)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,812	4,296	4,273
Amortization of right-of-use assets	2,856	2,715	2,562
Inventory write-off	34,288	2,588	-
Loss (gain) on disposal of property and equipment and from lease termination	-	47	(98)
Amortization of premiums (accretion of discounts) on marketable securities	(4,181)	470	535
Realized gain on available-for-sale securities	-	-	(57)
Loss on debt extinguishment	-	5,232	-
Change in fair value of warrant liability	(1,801)	49,354	(4,124)
Stock compensation expense	32,915	21,285	13,484
Cost of sales - amortization of intangible assets	-	-	2,500
Non-cash interest expense	1,088	1,608	2,542
Tenant improvements provided by the landlord	-	-	1,137
Gain on sale of assets	(1,000)	(1,000)	(6,851)
Changes in operating assets and liabilities:			
Accounts and other receivables, net	(15,699)	(109,155)	(13,775)
Inventories, net	(32,399)	(234)	(22,357)
Prepaid manufacturing	159,655	(130,232)	(29,423)
Prepaid expenses and other current assets	(11,865)	(64,558)	(1,826)
Other assets	87	175	(229)
Accounts payable	691	(767)	(3,448)
CEPI accrual (Note 9)	(21,110)	128,848	-
Lease liabilities	(3,125)	(3,234)	(2,872)
Deferred revenue	(349,864)	311,652	38,212
Accrued and other liabilities	(24,788)	39,725	2,804
Net cash provided by (used in) operating activities	62,716	335,528	(92,251)
Investing activities			
Acquisition of technology licenses	-	-	(7,000)
Purchases of marketable securities	(632,306)	(164,928)	(201,786)
Proceeds from maturities and redemptions of marketable securities	322,450	187,630	148,565
Proceeds from sales of marketable securities	-	-	30,910
Purchases of property and equipment, net	(7,139)	(9,477)	(4,072)
Proceeds from sale of assets, net of transaction costs	1,000	1,000	6,851
Net cash (used in) provided by investing activities	(315,995)	14,225	(26,532)
Financing activities			
Proceeds from issuances of common stock, net	-	28,156	108,538
Proceeds from issuance of Convertible Notes, net	-	219,822	-
Purchases of capped call options	-	(27,240)	-
Repayment of long-term debt	-	(190,194)	-
Proceeds from warrants exercises	8,455	17,814	-
Proceeds from exercise of stock options and release of restricted stock awards, net	9,639	6,577	289
Proceeds from Employee Stock Purchase Plan	1,431	841	672
Net cash provided by financing activities	19,525	55,776	109,499
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(443)	(1,431)	1,494
Net increase (decrease) in cash and cash equivalents, and restricted cash	(234,197)	404,098	(7,790)
Cash and cash equivalents, and restricted cash at beginning of year	436,408	32,310	40,100
Cash and cash equivalents, and restricted cash at end of year	$ 202,211	$ 436,408	$ 32,310
Supplemental disclosure of cash flow information			
Cash paid during the year for income taxes	$ 2,208	$ 1,312	$ -
Cash paid during the year for interest	$ 5,638	$ 9,815	$ 16,541
Non-cash investing and financing activities:			
Purchases of property and equipment, not yet paid	$ 1,015	$ 591	$ 361
Right-of-use assets obtained in exchange for operating lease liabilities	$ 2,848	$ 2,468	$ -

See accompanying notes.

DYNAVAX TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Organization

Dynavax Technologies Corporation ("we," "our," "us," "Dynavax" or the "Company"), is a commercial stage biopharmaceutical company focused on developing and commercializing innovative vaccines. Our first marketed product, HEPLISAV-B® (Hepatitis B Vaccine (Recombinant), Adjuvanted) is approved in the United States and the European Union for prevention of infection caused by all known subtypes of hepatitis B virus in adults age 18 years and older. In May 2022, we commenced commercial shipments of HEPLISAV-B in Germany. We also manufacture and sell CpG 1018®, the adjuvant used in HEPLISAV-B, and have established a portfolio of global commercial supply agreements in the development of COVID-19 vaccines across a variety of vaccine platforms utilizing CpG 1018 adjuvant. Additionally, we are advancing a multi-program clinical pipeline leveraging CpG 1018 adjuvant to develop improved vaccines in indications with unmet medical needs including Phase 1 clinical trials in Tdap and shingles, and a Phase 2 clinical trial in plague in collaboration with and fully funded by the U.S. Department of Defense ("DoD").

2.   Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and include our accounts and those of our wholly-owned subsidiaries, Dynavax GmbH located in Düsseldorf, Germany, Dynavax India LLP in India and a branch of Dynavax in Italy. All intercompany accounts and transactions among the entities have been eliminated from the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make informed estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management's estimates are based on historical information available as of the date of the consolidated financial statements and various other assumptions we believe are reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions and could be further impacted by the COVID-19 pandemic. Changes in estimates are reflected in reported results in the period in which they become known.

Foreign Currency Translation

We consider the local currency to be the functional currency for our international subsidiaries, Dynavax GmbH, located in Düsseldorf, Germany, Dynavax India LLP, and a branch of Dynavax registered in Italy. Accordingly, assets and liabilities denominated in this foreign currency are translated into U.S. dollars using the exchange rate in effect on the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the year. Currency translation adjustments arising from period to period are charged or credited to accumulated other comprehensive income (loss) in stockholders' equity.

As of December 31, 2022 and 2021, the cumulative translation adjustments balance was $(4.0) million and $(2.3) million, respectively, primarily related to the translation of Dynavax GmbH assets, liabilities and operating results from Euros to U.S. dollars. For the years ended December 31, 2022, 2021 and 2020, we reported an unrealized foreign currency translation (loss) gain of $(1.8) million, $(2.5) million and $2.7 million, respectively. Realized gains and losses resulting from currency transactions are included in other income (expense) in the consolidated statements of operations. For the years ended December 31, 2022, 2021 and 2020, we reported a gain (loss) of $0.1 million, $0.9 million and $(0.8) million, respectively, resulting from currency transactions in our consolidated statements of operations.

Segment Information

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. Our Chief Executive Officer is the CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, management has determined that we operate in one operating segment that is focused on the discovery, development and commercialization of innovative vaccines. Net assets outside of the U.S. were less than 10% of total net assets as of December 31, 2022 and 2021.

Cash and Cash Equivalents and Marketable Securities

We consider all liquid investments purchased with an original maturity of three months or less and that can be liquidated without prior notice or penalty to be cash equivalents. Management determines the appropriate classification of marketable securities at the time of purchase. In accordance with our investment policy, we invest in short-term money market funds, U.S. treasuries, U.S. government agency securities and corporate debt securities. We believe these types of investments are subject to minimal credit and market risk.

We have classified our entire investment portfolio as available-for-sale and available for use in current operations and accordingly have classified all investments as short-term. Available-for-sale securities are carried at fair value based on inputs that are observable, either directly or indirectly, such as quoted market prices for similar securities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the securities, with unrealized gains and losses included in accumulated other comprehensive loss in stockholders' equity. Realized gains and losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are included in interest income or expense. The cost of securities sold is based on the specific identification method. Management assesses whether declines in the fair value of investment securities are other than temporary. In determining whether a decline is other than temporary, management considers the following factors:

- whether the investment has been in a continuous realized loss position for over 12 months;

- the duration to maturity of our investments;

- our intention and ability to hold the investment to maturity and if it is not more likely than not that we will be required to sell the investment before recovery of the amortized cost bases;

- the credit rating, financial condition and near-term prospects of the issuer; and

- the type of investments made.

To date, there have been no declines in fair value that have been identified as other than temporary.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that are subject to concentration of credit risk consist primarily of cash equivalents, marketable securities and accounts receivable.

Our policy is to invest cash in institutional money market funds and marketable securities of the U.S. government and corporate issuers with high credit quality to limit the amount of credit exposure. We currently maintain a portfolio of cash equivalents and marketable securities in a variety of securities, including short-term money market funds, U.S. treasuries, U.S. government agency securities and corporate debt securities. We have not experienced any significant losses on our cash equivalents and marketable securities.

Our accounts receivable balance consists, primarily, of amounts due from product sales. Accounts receivable are recorded net of reserves for chargebacks, distribution fees, trade discounts and doubtful accounts. We estimate our allowance for doubtful accounts based on an evaluation of the aging of our receivables. Accounts receivable balances are written off against the allowance when it is probable that the receivable will not be collected. To date, we have not recorded any allowance for doubtful accounts. As of December 31, 2022 and 2021, three customers collectively represented approximately 78% and 76% of our HEPLISAV-B trade receivable balance, respectively. As of December 31, 2022 and 2021, one customer represented approximately 100% and 94% of our CpG 1018 adjuvant trade receivable balance, respectively.

Our product candidates will require approval from the United States Food and Drug Administration ("FDA") and foreign regulatory agencies before commercial sales can commence. There can be no assurance that our products will receive any of these required approvals. The denial or delay of such approvals may have a material adverse impact on our business and may impact our business in the future. In addition, after the approval of HEPLISAV-B by the FDA, there is still an ongoing risk of adverse events that did not appear during the drug approval process.

We are subject to risks common to companies in the biopharmaceutical industry, including, but not limited to, new technological innovations, clinical development risk, establishment of appropriate commercial partnerships, protection of proprietary technology, compliance with government and environmental regulations, uncertainty of market acceptance of product candidates, product liability, the volatility of our stock price and the need to obtain additional financing.

Our long-lived assets located in the United States as of December 31, 2022 and 2021, represented 34% and 43% of our total assets, respectively, and the remaining long-lived assets were located in Germany.

Inventories, net

HEPLISAV-B Inventories, net

Inventory is stated at the lower of cost or estimated net realizable value, on a first-in, first-out, or FIFO, basis. We primarily use actual costs to determine our cost basis for inventories. Our assessment of market value requires the use of estimates regarding the net realizable value of our inventory balances, including an assessment of excess or obsolete inventory. We determine excess or obsolete inventory based on multiple factors, including an estimate of the future demand for our products, product expiration dates and current sales levels. Our assumptions of future demand for our products are inherently uncertain and if we were to change any of these judgments or estimates, it could cause a material increase or decrease in the amount of inventory reserves that we report in a particular period. For the year ended December 31, 2022, there were no inventory write-offs recognized. For the year ended December 31, 2021, we wrote-off approximately $2.6 million associated with HEPLISAV-B excess and obsolete inventory, that was a result of decreased sales due to the COVID-19 pandemic, which is included in cost of sales – product.

We consider regulatory approval of product candidates to be uncertain and product manufactured prior to the required regulatory approval may not be sold unless regulatory approval is obtained. As such, the manufacturing costs for product candidates incurred prior to regulatory approval are not capitalized as inventory. Instead, those are expensed as research and development costs. We begin capitalization of these inventory related costs once regulatory approval is obtained.

CpG 1018 Adjuvant Inventories, net

Inventory is stated at the lower of cost or estimated net realizable value, on a first-in, first-out, or FIFO, basis. We primarily use actual costs to determine our cost basis for inventories. Our assessment of market value requires the use of estimates regarding the net realizable value of our inventory balances, including an assessment of excess or obsolete inventory. We determine excess or obsolete inventory based on multiple factors, including an estimate of the future demand for our products, product expiration dates and current sales levels. Our assumptions of future demand for our products are inherently uncertain and if we were to change any of these judgments or estimates, it could cause a material increase or decrease in the amount of inventory reserves that we report in a particular period. For the year ended December 31, 2022, we recorded $34.3 million of inventory write-off to cost of sales - product, in connection with cancelled orders and the reduction in demand for CpG 1018 adjuvant reflected in the Clover Supply Agreement, as amended (See Note 9). For the year ended December 31, 2021, there were no inventory write-offs recognized.

Long-Lived Assets

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Additions, major renewals and improvements are capitalized and repair and maintenance costs are charged to expense as incurred. Leasehold improvements are amortized over the remaining life of the initial lease term or the estimated useful lives of the assets, whichever is shorter.

We evaluate the carrying value of long-lived assets, whenever events or changes in business circumstances or our planned use of long-lived assets indicate, based on undiscounted future operating cash flows, that their carrying amounts may not be fully recoverable or that their useful lives are no longer appropriate. When an indicator of impairment exists, undiscounted future operating cash flows of long-lived assets are compared to their respective carrying value. If the carrying value is greater than the undiscounted future operating cash flows of long-lived assets, the long-lived assets are written down to their respective fair values and an impairment loss is recorded. Fair value is determined primarily using the discounted cash flows expected to be generated from the use of assets. Significant management judgment is required in the forecast of future operating results that are used in the preparation of expected cash flows. There have been no material adjustments to these estimates during the years presented.

Leases

We determine if an arrangement is or contains a lease at inception by assessing whether the arrangement contains an identified asset, and whether we have the right to control the identified asset. Operating leases are included in operating lease right-of-use assets, other current liabilities and long-term portion of lease liabilities in our consolidated balance sheets. Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. The classification of our leases as operating or finance leases along with the initial measurement and recognition of the associated ROU assets and lease liabilities is performed at the lease commencement date. The measurement of ROU assets and lease liabilities is based on the present value of future lease payments over the lease term. The ROU asset also includes the effect of any lease payments made prior to or on lease commencement and excludes lease incentives and initial direct costs incurred, as applicable.

As the implicit rate in our leases is generally unknown, we use our incremental borrowing rate based on information available at the lease commencement date in determining the present value of future lease payments. We consider our credit risk, term of the lease, total lease payments and adjust for the impacts of collateral, as necessary, when calculating our incremental borrowing rate. The lease terms may include options to extend or terminate the lease when it is reasonably certain we will exercise any such options. Rent expense for our operating leases is recognized on a straight-line basis over the lease term. Variable lease payments are recorded as an expense in the period incurred.

We have elected not to apply the recognition requirements of Accounting Standards Codification ("ASC") 842, *Leases ("ASC 842")*, for short-term leases. We have also elected the practical expedient to not separate lease components from non-lease components.

As lessors, we determine if an arrangement includes a lease at inception. We elected the practical expedient to not separate lease components from non-lease components. Sublease income is recognized on a straight-line basis over the expected lease term and is included in other income (expense) in our consolidated statements of operations.

Goodwill

Goodwill represents the excess purchase price over the fair value of tangible and intangible assets acquired and liabilities assumed. Our goodwill balance relates to our acquisition of Dynavax GmbH in 2006. Goodwill is not amortized, but instead is reviewed for impairment test at least annually, or more frequently if events occur or circumstances change that would indicate the carrying amount may be impaired. Goodwill is assigned to, and impairment testing is performed at, the reporting unit level. We determined that we have only one operating segment and there are no components of that operating segment that are deemed to be separate reporting units, such that we have one reporting unit for purposes of our goodwill impairment testing. No impairment has been identified for the years presented.

Convertible Notes

We account for our 2.50% convertible senior notes due in 2026 ("Convertible Notes"), as a long-term liability equal to the proceeds received from issuance, including the embedded conversion feature, net of the unamortized debt issuance and offering costs on the consolidated balance sheets (See Note 10). We evaluate all conversion, repurchase and redemption features contained in a debt instrument to determine if there are any embedded features that require bifurcation as a derivative. The conversion feature is not required to be accounted for separately as an embedded derivative. We amortize debt issuance and offering costs over the contractual term of the Convertible Notes, using the effective interest method, as interest expense on the consolidated statements of operations.

Capped Calls

We evaluate financial instruments under ASC 815, *Derivatives and Hedging ("ASC 815")*. The capped calls purchased in connection with the Convertible Notes financing ("Capped Calls") cover the same number of shares of common stock that initially underlie the Convertible Notes (subject to anti-dilution and certain other adjustments). The Capped Calls meet the definition of derivative under ASC 815. In addition, the Capped Calls meet the conditions in ASC 815 to be classified in stockholders' equity and are not subsequently remeasured as long as the conditions for the equity classification continue to be met.

Revenue Recognition

We recognize revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration, which we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that we determine are within the scope of ASC 606, *Revenue from Contracts with Customers ("ASC 606")*, we apply the following five step model:

- identify the contract(s) with a customer;

- identify the performance obligation(s) in the contract;

- determine the transaction price;

- allocate the transaction price to the performance obligation(s) in the contract; and

- recognize revenue when (or as) we satisfy a performance obligation.

Product Revenue, Net – HEPLISAV-B

We sell HEPLISAV-B to a limited number of wholesalers and specialty distributors in the U.S. (collectively, our "Customers").

Revenues from product sales are recognized when we have satisfied our performance obligation, which is the transfer of control of our product upon delivery to the Customer. The timing between the recognition of revenue for product sales and the receipt of payment is not significant. Because our standard credit terms are short-term and we expect to receive payment in less than one-year, there is no significant financing component on the related receivables. Taxes collected from Customers relating to product sales and remitted to governmental authorities are excluded from revenues. Since our performance obligation is part of a contract that has an original expected duration of one year or less, we elect not to disclose the information about our remaining performance obligations.

Overall, product revenue, net, reflects our best estimates of the amount of consideration to which we are entitled based on the terms of the contract. The amount of variable consideration is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. If our estimates differ significantly from actuals, we will record adjustments that would affect product revenue, net in the period of adjustment.

Reserves for Variable Consideration

Revenues from product sales are recorded at the net sales price, which includes estimates of variable consideration such as product returns, chargebacks, discounts, rebates and other fees that are offered within contracts between us and our Customers, healthcare providers, pharmacies and others relating to our product sales. We estimate variable consideration using either the most likely amount method or the expected value method, depending on the type of variable consideration and what method better predicts the amount of consideration we expect to receive. We take into consideration relevant factors such as industry data, current contractual terms, available information about Customers' inventory, resale and chargeback data and forecasted customer buying and payment patterns, in estimating each variable consideration. The variable consideration is recorded at the time product sales is recognized, resulting in a reduction in product revenue and a reduction in accounts receivable (if the Customer offsets the amount against its accounts receivable) or as an accrued liability (if we pay the amount through our accounts payable process). Variable consideration requires significant estimates, judgment and information obtained from external sources. The amount of variable consideration is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. If our estimates differ significantly from actuals, we will record adjustments that would affect product revenue, net in the period of adjustment. If we were to change any of these judgments or estimates, it could cause a material increase or decrease in the amount of revenue that we report in a particular period. We evaluate our estimates of variable considerations including, but not limited to, product returns, chargebacks and rebates, periodically or when there is an event or change in circumstances that may indicate that our estimates may change.

Product Returns: Consistent with industry practice, we offer our Customers a limited right of return based on the product's expiration date for product that has been purchased from us. We estimate the amount of our product sales that may be returned by our Customers and record this estimate as a reduction of revenue in the period the related product revenue is recognized. We consider several factors in the estimation of potential product returns including expiration dates of the product shipped, the limited product return rights, available information about Customers' inventory and other relevant factors.

Chargebacks: Our Customers subsequently resell our product to healthcare providers, pharmacies and others. In addition to distribution agreements with Customers, we enter into arrangements with qualified healthcare providers that provide for chargebacks and discounts with respect to the purchase of our product. Chargebacks represent the estimated obligations resulting from contractual commitments to sell product to qualified healthcare providers at prices lower than the list prices charged to Customers who directly purchase the product from us. Customers charge us for the difference between what they pay for the product and the ultimate selling price to the qualified healthcare providers. These reserves are established in the same period that the related revenue is recognized, resulting in a reduction of product revenue and accounts receivable. Chargeback amounts are determined at the time of resale to the qualified healthcare providers by Customers, and we issue credits for such amounts generally within a few weeks of the Customer's notification to us of the resale. Reserves for chargebacks consists of credits that we expect to issue for units that remain in the distribution channel inventories at each reporting period end that we expect will be sold to the qualified healthcare providers, and chargebacks for units that our Customers have sold to the qualified healthcare providers, but for which credits have not been issued.

Trade Discounts and Allowances: We provide our Customers with discounts which include early payment incentives that are explicitly stated in our contracts, and are recorded as a reduction of revenue in the period the related product revenue is recognized.

Distribution Fees: Distribution fees include fees paid to certain Customers for sales order management, data and distribution services. Distribution fees are recorded as a reduction of revenue in the period the related product revenue is recognized.

Rebates: Under certain contracts, Customers may obtain rebates for purchasing minimum volumes of our product. We estimate these rebates based upon the expected purchases and the contractual rebate rate and record this estimate as a reduction in revenue in the period the related revenue is recognized.

Product Revenue, Net – CpG 1018 Adjuvant

We also sell our innovative adjuvant, CpG 1018 adjuvant, to our collaboration partners for use in their development and/or commercialization of COVID-19 vaccine. We have determined that our collaboration partners meet the definition of Customers under ASC 606. Therefore, we accounted for our CpG 1018 adjuvant sales under ASC 606. Revenues from product sales are recognized when we have satisfied our performance obligation, which is the transfer of control of our product to the customer. Because the timing between the recognition of revenue for product sales and the receipt of payment is less than one year, there is no significant financing component on the related receivables. Since our performance obligation is part of a contract that has an original expected duration of one year or less, we elect not to disclose the information about our remaining performance obligations.

Overall, product revenue, net, reflects our best estimates of the amount of consideration to which we are entitled based on the terms of the contract. The amount of consideration is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. If our estimates differ significantly from actuals, we will record adjustments that would affect product revenue, net in the period of adjustment.

Other Revenue

Other revenue includes revenue from our agreement with the DoD, collaboration and manufacturing service revenue. We have entered into grant agreements, collaborative arrangements and arrangements to provide manufacturing services to other companies. Such arrangements may include promises to customers which, if capable of being distinct, are accounted for as separate performance obligations. For agreements with multiple performance obligations, we allocate estimated revenue to each performance obligation at contract inception based on the estimated transaction price of each performance obligation. Revenue allocated to each performance obligation is then recognized when we satisfy the performance obligation by transferring control of the promised good or service to the customer.

Research and Development Expenses and Accruals

Research and development expenses include personnel and facility-related expenses, outside contracted services including clinical trial costs, manufacturing and process development costs, research costs and other consulting services and non-cash stock-based compensation. Research and development costs are expensed as incurred. Amounts due under contracts with third parties may be either fixed fee or fee for service, and may include upfront payments, monthly payments and payments upon the completion of milestones or receipt of deliverables. Non-refundable advance payments under agreements are capitalized and expensed as the related goods are delivered or services are performed.

We contract with third parties to perform various clinical trial activities in the on-going development of potential products. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows to our vendors. Payments under the contracts depend on factors such as the achievement of certain events, successful enrollment of patients, and completion of portions of the clinical trial or similar conditions. Our accrual for clinical trials is based on estimates of the services received and efforts expended pursuant to contracts with clinical trial centers and clinical research organizations. We may terminate these contracts upon written notice and we are generally only liable for actual effort expended by the organizations to the date of termination, although in certain instances we may be further responsible for termination fees and penalties. We estimate research and development expenses and the related accrual as of each balance sheet date based on the facts and circumstances known to us at that time. There have been no material adjustments to the prior period accrued estimates for clinical trial activities during the years presented.

Stock-Based Compensation

Stock-based compensation expense for restricted stock units ("RSUs") and stock options is estimated at the grant date based on the award's estimated fair value.

For awards that vest based on service conditions and market conditions, we use a straight-line method to recognize compensation expense over the award's requisite service period, assuming estimated forfeiture rates. For awards that contain performance conditions, we determine the appropriate amount to expense at each reporting date based on the anticipated achievement of performance targets, which requires judgement, including forecasting the achievement of future specified targets. At the date performance conditions are determined to be probable of achievement, we record a cumulative expense catch-up, with remaining expense amortized over the remaining service period. Throughout the performance period, we re-assesses the estimated performance and updates the number of performance-based awards that we believe will ultimately vest.

Fair value of RSUs is determined at the date of grant using our closing stock price, with the exception of performance-based RSUs with market conditions, which are measured using the Monte Carlo simulation method on the date of grant. Our determination of the fair value of stock options on the date of grant using an option-pricing model is affected by our stock price, as well as assumptions regarding a number of subjective variables. We selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value-based measurement of our stock options. The Black-Scholes model requires the use of subjective assumptions which determine the fair value-based measurement of stock options. These assumptions include, but are not limited to, our expected stock price volatility over the term of the awards, and projected employee stock option exercise behaviors. In the future, as additional empirical evidence regarding these input estimates becomes available, we may change or refine our approach of deriving these input estimates. These changes could impact our fair value of stock options granted in the future. Changes in the fair value of stock awards could materially impact our operating results.

Our current estimate of volatility is based on the historical volatility of our stock price. To the extent volatility in our stock price increases in the future, our estimates of the fair value of options granted in the future could increase, thereby increasing stock-based compensation expense recognized in future periods. We derive the expected term assumption primarily based on our historical settlement experience, while giving consideration to options that have not yet completed a full life cycle. Stock-based compensation expense is recognized only for awards ultimately expected to vest. Our estimate of the forfeiture rate is based primarily on our historical experience. To the extent we revise this estimate in the future, our share-based compensation expense could be materially impacted in the period of revision. There have been no material adjustments to these estimates during the years presented.

Income Taxes

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Tax law and rate changes are reflected in income in the period such changes are enacted. We include interest and penalties related to income taxes, including unrecognized tax benefits, within income tax expense.

Our income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

Judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and the valuation allowance recorded against our net deferred tax assets. Deferred tax assets and liabilities are determined using the enacted tax rates in effect for the years in which those tax assets are expected to be realized. A valuation allowance is established when it is more likely than not the future realization of all or some of the deferred tax assets will not be achieved. The evaluation of the need for a valuation allowance is performed on a jurisdiction-by-jurisdiction basis and includes a review of all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations.

Based on all available evidence, both positive and negative, and the weight of that evidence to the extent such evidence can be objectively verified, we believe that recognition of the deferred tax assets arising from future tax benefits is currently not more likely than not to be realized and, accordingly, we have determined a need for a full valuation allowance.

Recent Accounting Pronouncements

Accounting Standards Update 2016-13

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments. The standard changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. For public business entities, excluding smaller reporting companies, this ASU is effective for fiscal years beginning after December 15, 2019. Furthermore, the one-time determination of whether an entity is eligible to be a smaller reporting company shall be based on an entity's most recent determination as of November 15, 2019, in accordance with SEC regulations. Because we were a smaller reporting company based on the most recent determination as of November 15, 2019, this ASU and its subsequent updates, are effective for fiscal years beginning after December 15, 2022. We expect to adopt ASU No. 2016-13 effective January 1, 2023. We do not expect the adoption to have a material impact on our consolidated financial statements.

3.   Fair Value Measurements

We measure fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The accounting standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

- Level 1—Observable inputs, such as quoted prices in active markets for identical assets or liabilities;

- Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities; therefore, requiring an entity to develop its own valuation techniques and assumptions.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. We review the fair value hierarchy classification on a quarterly basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain assets or liabilities within the fair value hierarchy. There were no transfers between Level 1, 2 and 3 during the years ended December 31, 2022 and 2021.

The carrying amounts of cash equivalents, accounts and other receivables, accounts payable and accrued liabilities are considered reasonable estimates of their respective fair value because of their short-term nature.

Recurring Fair Value Measurements

The following table represents the fair value hierarchy for our financial assets (cash equivalents and marketable securities) and liabilities measured at fair value on a recurring basis (in thousands):

	Level 1	Level 2	Level 3	Total
December 31, 2022				
Assets				
Money market funds	$ 172,418	$ -	$ -	$ 172,418
U.S. treasuries	-	42,308	-	42,308
U.S. government agency securities	-	88,032	-	88,032
Corporate debt securities	-	292,051	-	292,051
Total assets	$ 172,418	$ 422,391	$ -	$ 594,809
	Level 1	**Level 2**	**Level 3**	**Total**
December 31, 2021				
Assets				
Money market funds	$ 429,194	$ -	$ -	$ 429,194
U.S. treasuries	-	4,004	-	4,004
U.S. government agency securities	-	26,548	-	26,548
Corporate debt securities	-	79,209	-	79,209
Total assets	$ 429,194	$ 109,761	$ -	$ 538,955
Liabilities				
Warrant liability	$ -	$ -	$ 18,016	$ 18,016

Money market funds are highly liquid investments and are actively traded. The pricing information on these investment instruments is readily available and can be independently validated as of the measurement date. This approach results in the classification of these securities as Level 1 of the fair value hierarchy.

U.S. treasuries, U.S. government agency securities and corporate debt securities are measured at fair value using Level 2 inputs. We review trading activity and pricing for these investments as of each measurement date. When sufficient quoted pricing for identical securities is not available, we use market pricing and other observable market inputs for similar securities obtained from various third-party data providers. These inputs represent quoted prices for similar assets in active markets or these inputs have been derived from observable market data. This approach results in the classification of these securities as Level 2 of the fair value hierarchy.

Warrants were issued in connection with the underwritten public offering in August 2019 and are accounted for as a derivative liability at fair value (See Note 14). The fair value of the warrant liability was estimated using the Black-Scholes model, which requires assumptions such as expected term, expected volatility and risk-free interest rate. These assumptions are subjective and require judgement to develop. Expected term is estimated using the full remaining contractual term of the warrants. We determine expected volatility based on our historical common stock price volatility. The warrant liability is classified as a Level 3 instrument as its value is based on unobservable inputs that are supported by little or no market activity. As of December 31, 2022, all 1,882,600 of the outstanding warrants as of December 31, 2021 have been exercised or expired.

The following table provides a summary of changes in the fair value warrant liability for year ended December 31, 2022 and 2021 (in thousands):

Balance at December 31, 2020	$	10,736
Decrease in fair value of warrants exercised		(4,765)
Warrants exercised		(42,074)
Increase in the estimated fair value of warrant liability upon revaluation		54,119
Balance at December 31, 2021	$	18,016
Decrease in fair value of warrants exercised or expired		(1,801)
Warrants exercised or expired		(16,215)
Balance at December 31, 2022	$	-

4.   Cash and Cash Equivalents, Restricted Cash and Marketable Securities

The following table provides a reconciliation of cash and cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows (in thousands):

		December 31				
		2022		2021		2020
Cash and cash equivalents	$	202,004	$	436,189	$	32,073
Restricted cash		207		219		237
Total cash and cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$	202,211	$	436,408	$	32,310

Restricted cash balances relate to certificates of deposit issued as collateral to certain letters of credit issued as security to our lease arrangements (See Note 8).

Cash and cash equivalents, and marketable securities consist of the following (in thousands):

		Amortized Cost		Unrealized Gains		Unrealized Losses		Estimated Fair Value
December 31, 2022								
Cash and cash equivalents:								
Cash	$	29,586	$	-	$	-	$	29,586
Money market funds		172,418		-		-		172,418
Total cash and cash equivalents		202,004		-		-		202,004
Marketable securities available-for-sale:								
U.S. treasuries		42,502		-		(194)		42,308
U.S. government agency securities		88,429		-		(397)		88,032
Corporate debt securities		292,865		12		(826)		292,051
Total marketable securities available-for-sale		423,796		12		(1,417)		422,391
Total cash and cash equivalents, and marketable securities	$	625,800	$	12	$	(1,417)	$	624,395
December 31, 2021								
Cash and cash equivalents:								
Cash	$	6,995	$	-	$	-	$	6,995
Money market funds		429,194		-		-		429,194
Total cash and cash equivalents		436,189		-		-		436,189
Marketable securities available-for-sale:								
U.S. treasuries		4,005		-		(1)		4,004
U.S. government agency securities		26,555		-		(7)		26,548
Corporate debt securities		79,200		9		-		79,209
Total marketable securities available-for-sale		109,760		9		(8)		109,761
Total cash and cash equivalents, and marketable securities	$	545,949	$	9	$	(8)	$	545,950

The maturities of our marketable securities available-for-sale are as follows (in thousands):

	December 31, 2022	
	Amortized Cost	Estimated Fair Value
Mature in one year or less	$ 367,013	$ 365,709
Mature after one year through two years	56,783	56,682
	$ 423,796	$ 422,391

There were no realized gains or losses from the sale of marketable securities for each of the years ended December 31, 2022 and 2021. There were no investments with unrealized losses longer than 12 months as of December 31, 2022. We do not intend to sell, and are not required to sell, the investments that are in an unrealized loss position before recovery of their amortized cost basis. As such, there have been no declines in fair value that have been identified as other than temporary.

5.   Inventories, net

The following table presents inventories, net (in thousands):

	December 31	
	2022	2021
Raw materials	$ 25,517	$ 26,637
Work-in-process	23,934	14,748
Finished goods	9,995	19,950
Total	$ 59,446	$ 61,335

As of December 31, 2022 and December 31, 2021, included in finished goods inventory were $10.0 million and $18.6 million of HEPLISAV-B inventory, respectively. As of December 31, 2021, included in finished goods inventory were $1.3 million of CpG 1018 adjuvant inventory.

As of December 31, 2022, there we no prepaid manufacturing costs related to prepayments made to third-party manufacturers of CpG 1018 adjuvant. As of December 31 2021, we recorded $159.7 million of prepaid manufacturing costs related to prepayments made to third-party manufacturers of CpG 1018 adjuvant. During the year ended December 31, 2022, we recorded $34.3 million of inventory write-off to cost of sales - product, in connection with cancelled orders and the reduction in demand for CpG 1018 adjuvant associated with the Clover Supply Agreement, as amended (See Note 9).

6.   Property and Equipment, net

Property and equipment consist of the following (in thousands):

	Estimated Useful Life (In years)	December 31,	
		2022	2021
Manufacturing equipment	5-13	$ 15,139	$ 12,532
Lab equipment	5-13	2,360	2,492
Computer equipment	3	4,720	5,336
Furniture and fixtures	3-13	2,464	2,463
Leasehold improvements	2-12	28,822	27,634
Assets in progress		11,613	9,941
		65,118	60,398
Less accumulated depreciation and amortization		(27,522)	(25,378)
Total		$ 37,596	$ 35,020

Depreciation and amortization expense on property and equipment was $3.8 million, $4.3 million and $4.3 million for the years ended December 31, 2022, 2021 and 2020, respectively.

7. Current Accrued Liabilities

Current accrued liabilities consist of the following (in thousands):

| | December 31, | | | |
	2022		2021	
Payroll and related expenses	$	14,261	$	13,011
Revenue reserve accruals		10,552		8,253
Accrued inventory		2,209		20,868
Other accrued liabilities		3,697		7,664
Total	$	30,719	$	49,796

8. Commitments and Contingencies

Leases

We lease our facilities in Emeryville, California and Düsseldorf, Germany. We lease and sublease certain manufacturing and office space with lease terms ranging from 3 to 12 years. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain of these leases also include renewal options at our election to renew or extend the lease for two successive five-year terms. These optional periods have not been considered in the determination of the ROU assets or lease liabilities associated with these leases as we did not consider the exercise of these options to be reasonably certain.

We also sublease one of our leased premises to a third party. Rent is subject to scheduled annual increases and the subtenant is responsible for certain operating expenses and taxes throughout the life of the sublease. The sublease term expires on March 31, 2031, unless earlier terminated, concurrent with the term of our lease. The subtenant has no option to extend the sublease term. Sublease income was $7.7 million for each of the years ended December 31, 2022, 2021 and 2020. Sublease income is included in other income (expense) in our consolidated statements of operations. Rent received from the subtenant in excess of rent paid to the landlord shall be shared by paying the landlord 50% of the excess rent. The excess rent is considered a variable lease payment and the total estimated payments are being recognized as additional rent expense on a straight-line basis.

Our lease expense comprises of the following (in thousands):

| | Year Ended December 31, | | | | | |
	2022		2021		2020	
Operating lease expense	$	6,222	$	6,265	$	6,267

Cash paid for amounts included in the measurement of lease liabilities for the years ended December 31, 2022, 2021, and 2020 was $6.8 million, $7.0 million, and $6.9 million, respectively and were included in change in lease liabilities in our consolidated statement of cash flows.

The balance sheet classification of our operating lease liabilities was as follows (in thousands):

	December 31, 2022		December 31, 2021	
Operating lease liabilities:				
Current portion of lease liabilities (included in other current liabilities)	$	3,631	$	2,577
Long-term portion of lease liabilities		32,801		34,316
Total operating lease liabilities	$	36,432	$	36,893

At December 31, 2022, the maturities of our sublease income and operating lease liabilities were as follows (in thousands):

Years ending December 31,	Sublease Income		Operating Lease Liabilities
2023	$	5,518	$	6,943
2024		5,684	7,073
2025		5,854	6,448
2026		6,030	5,875
2027		6,211	6,033
Thereafter		21,500	21,203
Total	$	50,797	53,575
Less:			
Present value adjustment			(17,143)
Total			$ 36,432

The weighted average remaining lease term and the weighted average discount rate used to determine the operating lease liability were as follows:

	December 31, 2022	December 31, 2021
Weighted average remaining lease term	7.6 years	9.1 years
Weighted average discount rate	10.1%	10.1%

Commitments

As of December 31, 2022, our purchase commitments include non-cancelable purchase commitments for the supply of HEPLISAV-B. As of December 31, 2022, we have no material non-cancelable purchase and other commitments, for the supply of CpG 1018 adjuvant. The following summarizes our material purchase commitments at December 31, 2022 and the effect those obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

Years ending December 31,	(in thousands)
2023	$ 9,312
2024	10,857
2025	11,367
2026	11,872
2027	—
Thereafter	—
Total	$ 43,408

In addition to the non-cancelable commitments included above, we have entered into contractual arrangements that obligate us to make payments to the contractual counterparties upon the occurrence of future events. In addition, in the normal course of operations, we have entered into license and other agreements and intend to continue to seek additional rights relating to compounds or technologies in connection with our discovery, manufacturing and development programs. Under the terms of the agreements, we may be required to pay future up-front fees, milestones and royalties on net sales of products originating from the licensed technologies, if any, or other payments contingent upon the occurrence of future events that cannot reasonably be estimated.

We also rely on and have entered into agreements with research institutions, contract research organizations and clinical investigators as well as clinical material manufacturers. These agreements are terminable by us upon written notice. Generally, we are liable only for actual effort expended by the organizations at any point in time during the contract through the notice period.

As of December 31, 2022, the aggregate principal amount of our convertible senior notes due 2026 ("Convertible Notes") was $225.5 million, excluding debt discount of $3.9 million (See Note 10). The Convertible Notes mature on May 15, 2026, unless converted, redeemed or repurchased in accordance with their terms prior to such date.

During 2004, we established a letter of credit with Deutsche Bank as security for our Düsseldorf Lease in the amount of €0.2 million (Euros). The letter of credit remained outstanding through December 31, 2022 and is collateralized by a certificate of deposit for €0.2 million, which has been included in restricted cash in the consolidated balance sheets as of December 31, 2022 and 2021.

In conjunction with our agreement with Symphony Dynamo, Inc. and Symphony Dynamo Holdings LLC ("Holdings") in November 2009, we agreed to make contingent cash payments to Holdings equal to 50% of the first $50 million from any upfront, pre-commercialization milestone or similar payments received by us from any agreement with any third party with respect to the development and/or commercialization of cancer and hepatitis C therapies originally licensed to Symphony Dynamo, Inc., including our immune-oncology compound, SD-101. In July 2020, we sold assets related to SD-101 to Surefire Medical, Inc. d/b/a TriSalus Life Sciences ("TriSalus"). We paid $2.5 million to Holdings in August 2020. In each of the years ended December 31, 2022 and 2021, we received $1.0 million from TriSalus because it met a pre-commercialization milestone. We recorded the proceeds as gain on sale of assets in our consolidated statements of operations in the years ended December 31, 2022 and 2021. We also paid Holdings $0.5 million in each of years ended December 31, 2022 and 2021. We included such payments in selling, general and administrative expenses in our consolidated statements of operations. No liability has been recorded under this agreement as of December 31, 2022.

Contingencies

From time to time, we may be involved in claims, suits, and proceedings arising from the ordinary course of our business, including actions with respect to intellectual property claims, commercial claims, and other matters. Such claims, suits, and proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome, such legal proceedings can have an adverse impact on us because of legal costs, diversion of management resources, and other factors. In addition, it is possible that a resolution of one or more such proceedings could result in substantial damages, fines, penalties or orders requiring a change in our business practices, which could in the future materially and adversely affect our financial position, financial statements, results of operations, or cash flows in a particular period.

9. Collaborative Research, Development and License Agreements

Coalition for Epidemic Preparedness Innovations

In September 2020, we entered into a Reservation Agreement for the Provision of Goods (the "Reservation Agreement") with Coalition for Epidemic Preparedness Innovations ("CEPI") to make available specified quantities of CpG 1018 adjuvant, for purchases at certain prices, to CEPI and its COVID-19 vaccine development partners. Payments received under the Reservation Agreement are considered an exchange for our CpG 1018 adjuvant, which is an output of our ordinary activities. As such, we account for the arrangement under the scope of ASC 606. Advance payments are recorded as deferred revenue and recognized as revenue in the period when we satisfy our performance obligation to deliver CpG 1018 ordered or when CEPI's right to place an order expires. Pursuant to the Reservation Agreement, we received $6.3 million from CEPI in September 2020 for production scale-up and a fourth quarter 2020 reservation fee. In October 2020, CEPI terminated the Reservation Agreement and its right to place an order expired. Therefore, we recognized $6.3 million as other revenue in the year ended December 31, 2020.

In January 2021, we entered into an agreement (the "CEPI Agreement") with CEPI for the manufacture and reservation of a specified quantity of CpG 1018 adjuvant ("CpG 1018 Materials"). The CEPI Agreement enables CEPI to direct the supply of CpG 1018 Materials to CEPI partner(s). CEPI partner(s) would purchase CpG 1018 Materials under separately negotiated agreements. The CEPI Agreement also allows us to sell CpG 1018 Materials to third parties if not purchased by a CEPI partner within a two-year term.

In exchange for reserving CpG 1018 Materials and agreeing to sell CpG 1018 Materials to CEPI partner(s) at pre-negotiated prices, CEPI agreed to provide payments in the form of an interest-free, unsecured, forgivable loan (the "Advance Payments") of up to $99.0 million. We are obligated to repay the Advance Payments, in proportion to quantity sold, if and to the extent we receive payments from sales of CpG 1018 Materials reserved under the CEPI Agreement. If the vaccine programs pursued by CEPI partner(s) are unsuccessful and no alternative use is found for CpG 1018 Materials reserved under the CEPI Agreement, the applicable Advance Payments will be forgiven at the end of the two-year term.

In May 2021, we entered into the first Amendment to the CEPI Agreement. This Amendment provided for the manufacture and reservation of an additional specified quantity of CpG 1018 adjuvant. In exchange for reserving an additional specified quantity of CpG 1018 adjuvant, CEPI agreed to provide additional Advance Payments of up to $77.4 million, together with the initial CEPI Agreement, for total Advance Payments of up to $176.4 million.

We determined that the accounting of the Advance Payments is under the scope of ASC 606. The Advance Payments are to cover the costs of manufacture and to reserve CpG 1018 Materials, which is an output of our ordinary activities. As such, the Advance Payments are initially classified as long-term deferred revenue in our consolidated balance sheets. We are obligated to repay CEPI, in proportion to quantity sold and within a certain period, upon receipt of payment from CEPI partner(s). Thus, when we deliver CpG 1018 Materials to CEPI partner(s) or when we receive payment from CEPI partner(s), we reclassify the Advanced Payments from long-term deferred revenue to accrued liabilities. We recognize the Advance Payments as revenue when the amount (or a portion thereof) is forgiven by CEPI when (i) the CpG 1018 Materials are not sold through to CEPI partner(s), (ii) there is no alternative use and (iii) the CpG 1018 Materials are destroyed.

Through December 31, 2022, we have received Advance Payments totaling approximately $175.0 million pursuant to the CEPI Agreement, as amended. Advance payments totaling $107.7 million and $128.8 million were recorded as CEPI accrual in our consolidated balance sheets as of December 31, 2022 and December 31, 2021, respectively, reflecting the outstanding balance of the CEPI Advance Payments. There was no deferred revenue balance related to the CEPI Agreement as of December 31, 2022. As of December 31, 2021, deferred revenue totaling $5.4 million was recorded as other long-term liabilities in our consolidated balance sheets. There was no CEPI accounts receivable balance as of December 31, 2022. As of December 31, 2021, we recorded $14.6 million in CEPI accounts receivable, which is included in other receivables in our consolidated balance sheets.

Zhejiang Clover Biopharmaceuticals, Inc. and Clover Biopharmaceuticals (Hong Kong) Co., Limited

In June 2021, we entered into an agreement with Zhejiang Clover Biopharmaceuticals, Inc. and Clover Biopharmaceuticals (Hong Kong) Co., Limited (collectively, "Clover"), for the commercial supply of CpG 1018 adjuvant, for use with Clover's COVID-19 vaccine candidate, SCB-2019 (the "Clover Supply Agreement"). Under the Clover Supply Agreement, Clover has committed to purchase specified quantities of CpG 1018 adjuvant, at pre-negotiated prices pursuant to the CEPI Agreement, as amended, for use in Clover's commercialization of vaccines containing SCB-2019 and CpG 1018 adjuvant ("Clover Product"). The Clover Supply Agreement also provides terms for Clover to order additional quantities of CpG 1018 adjuvant beyond the quantities reserved by CEPI. The terms and conditions of the Clover Supply Agreement were operative through December 2022, and as of December 31, 2022, we had satisfied all delivery obligations thereunder.

Pricing for CpG 1018 adjuvant is variable depending on the destination where Clover ultimately sells Clover Product to. Pursuant to the Clover Supply Agreement, our initial invoicing is at the lowest price tier, with a true-up mechanism to issue an additional invoice for the difference between the initial invoice price and the higher tiered price, if any. In addition, if the net selling price of such Clover Product exceeds a threshold specified in the Clover Supply Agreement, we are entitled to a royalty calculated as a percentage of the excess portion of such net selling price.

For CpG 1018 adjuvant reserved for Clover under the CEPI Agreement, as amended, Clover is obligated to pay the purchase price upon the earliest of (i) the true-up exercise, (ii) within a specified period after Clover delivers Clover Product to a customer, or (iii) Clover's receipt of payment for Clover Product from a customer. For CpG 1018 adjuvant ordered by Clover outside the CEPI Agreement, as amended, Clover is obligated to pay a specified percentage of the purchase price, as set forth in a purchase order submitted by Clover, upon our acceptance of such purchase order, and the remainder of the purchase price upon the release of such CpG 1018 adjuvant.

We recognize revenue at the lowest price tier upon transfer of control of CpG 1018 adjuvant to Clover. The potential true-up amount and royalties are considered constrained. There is no significant financing component, as the timing between shipment and payment is expected to be within twelve months. Payments received or invoices issued before we transfer control of CpG 1018 adjuvant are recorded as deferred revenue. When we transfer control of CpG 1018 adjuvant that is reserved under the CEPI Agreement, as amended, we recognize product revenue and a corresponding contract asset as our right to consideration is contingent on something other than the passage of time, as outlined above.

In August of 2022, we signed an amendment (the "Clover Amendment No 1") to the Clover Supply Agreement. Per the Clover Amendment No 1, we and Clover agreed to modify the scope of the Clover Supply Agreement by reducing certain quantities of CpG 1018 adjuvant, which we originally intended to deliver in accordance with a purchase order previously issued by Clover (the "Original Purchase Order"). Per the Clover Amendment No 1, the Original Purchase Order was modified to deliver less quantities of CpG 1018 adjuvant (the "Modified Purchase Order"). Prior to the Clover Amendment No 1, we had received an advance payment of $68.0 million corresponding to the Original Purchase Order. Certain of the previously received advance payments have been applied (i) in the amount of $24.1 million as cancellation fees to recover manufacturing costs incurred with contract manufacturing organizations ("CMOs") in connection with the cancelled portion of the Original Purchase Order, (ii) as final payment of $14.6 million for the remaining quantities of CpG 1018 adjuvant to be delivered under the Modified Purchase Order, and (iii) as final payment of $29.3 million for quantities of CpG 1018 adjuvant to be delivered through December 31, 2022.

Prior to the Clover Amendment No 1, no quantities of CpG 1018 adjuvant had been delivered to Clover in connection with the Original Purchase Order. Therefore, no revenue had been recognized by us up to that point in time. The Clover Amendment No 1 was determined to be a contract modification in accordance with ASC 606. That is because the modification resulted in a decrease in scope of the original contract, and the remaining goods to be transferred under the Modified Purchase Order were deemed to be distinct. The total amount of consideration allocated to the remaining performance obligation totaled $53.2 million, which was recognized as product revenue, net, in the year ended December 31, 2022 upon the fulfilment of the Modified Purchase Order including delivery of CpG 1018 adjuvant.

In October 2022, we executed the second amendment to the Clover Supply Agreement (the "Clover Amendment No 2"). Pursuant to the Clover Amendment No 2, we and Clover agreed to amend certain payment terms and further reduce certain quantities of CpG 1018 adjuvant to be delivered to Clover (the "Cancelled Portion"). The Clover Amendment No 2 primarily established: (i) a revised delivery schedule of CpG 1018 adjuvant were delivered through December 31, 2022, (ii) revised payment terms for certain amounts to be received from Clover, and (iii) potential future collections of approximately $10.0 million payable by Clover upon the fulfillment of certain financing or net sales milestones.

The Clover Amendment No 2 was determined to be a contract modification in accordance with ASC 606. That is because the modification resulted in a decrease in scope of the original contract, as amended, and the remaining goods to be transferred under the Modified Purchase Order were deemed to be distinct. The total amount of consideration allocated to the remaining performance obligation totaled $87.0 million, which was recognized as product revenue, net, in the year ended December 31, 2022 upon the fulfilment of the Modified Purchase Order including delivery of CpG 1018 adjuvant.

The terms and conditions of the Clover Supply Agreement, as amended, were operative through December 2022, and as of December 31, 2022, we had satisfied all delivery obligations thereunder.

Contract asset balances of $71.3 million and $62.5 million, were included in other current assets in our consolidated balance sheets, as of December 31, 2022 and 2021, respectively. We had no accounts receivable balance from Clover as of December 31, 2022. Our accounts receivable balance from Clover totaled $2.1 million as of December 31, 2021. We recognized CpG 1018 adjuvant net product revenue of $288.0 million and $72.2 million from Clover, for the years ended December 31, 2022 and 2021, respectively.

Additionally, during the year ended December 31, 2022 and in connection with amendments to the Clover Supply Agreement, which reduced or cancelled certain orders for CpG 1018 adjuvant, we recorded an inventory write-off of $34.3 million of excess CpG 1018 adjuvant raw materials and finish goods inventory. This excess inventory write-off was reflected as a charge to cost of sales – product, in the consolidated statements of operations for the year ended December 31, 2022.

Biological E. Limited

In July 2021, we entered into an agreement (the "Bio E Supply Agreement") with Biological E. Limited ("Bio E"), for the commercial supply of CpG 1018 adjuvant, for use with Bio E's subunit COVID-19 vaccine candidate, CORBEVAX™. Under the Bio E Supply Agreement, Bio E has committed to purchase specified quantities of CpG 1018 adjuvant, at pre-negotiated prices pursuant to the CEPI Agreement, as amended, for use in Bio E's commercialization of its CORBEVAX vaccine ("Bio E Product") with specified delivery dates in 2021 and the first quarter of 2022. The Bio E Supply Agreement also provides terms for Bio E to order additional quantities of CpG 1018 adjuvant beyond the quantities reserved by CEPI. The terms and conditions of the Bio E Supply Agreement were operative through December 2022, and as of December 31, 2022, we had satisfied all delivery obligations thereunder.

Pricing for CpG 1018 adjuvant is variable depending on the destination where Bio E ultimately sells Bio E Product to. Pursuant to the Bio E Supply Agreement, our initial invoicing will be at the lowest price tier, with a true-up mechanism to issue an additional invoice for the difference between the initial invoice price and the higher tiered price, if any. In addition, if the net selling price of such Bio E Product exceeds a threshold specified in the Bio E Supply Agreement, we are entitled to a royalty calculated as a percentage of the excess portion of such net selling price.

For CpG 1018 adjuvant reserved for Bio E under the CEPI Agreement, as amended, Bio E is obligated to pay, in full, the aggregate purchase price, as set forth in a purchase order submitted by Bio E, upon delivery of CpG 1018 adjuvant. For CpG 1018 adjuvant ordered by Bio E outside the CEPI Agreement, as amended, Bio E is obligated to pay a specified percentage of the purchase price, as set forth in a purchase order submitted by Bio E, upon our acceptance of such purchase order, and the remainder of the purchase price upon the delivery of such CpG 1018 adjuvant.

We recognize revenue at the lowest price tier upon transfer of control of CpG 1018 adjuvant to Bio E. The potential true-up amount and royalties are considered constrained. There is no significant financing component, as the timing between shipment and payment is expected to be within twelve months. Payments received or invoices issued before we transfer control of CpG 1018 adjuvant are recorded as deferred revenue.

In June 2022, we entered into an amendment to the Bio E Supply Agreement (the "Bio E Amendment No 1"). The Bio E Amendment No 1 primarily established a new payment schedule for certain outstanding invoices related to the CEPI product to be the earlier of December 31, 2022, or receipt of certain amounts from Biological E from the Government of India in connection with their Advance Purchase agreement for CORBEVAX.

In October 2022, we entered into a second amendment to the Bio E Supply Agreement (the "Bio E Amendment No 2"), as amended. Per the Bio E Amendment No 2, we and Bio E agreed to modify the scope of the Bio E Supply Agreement, as amended by reducing certain quantities of CpG 1018 adjuvant, which we originally intended to deliver in accordance with a purchase order previously issued by Bio E. Additionally, the Bio E Amendment No 2 extends payment terms for certain accounts receivable. The Bio E Amendment No 2 was determined to be a contract modification in accordance with ASC 606. That is because the modification resulted in a decrease in scope of the original contract, and the remaining goods to be transferred under the amended agreement were deemed to be distinct. The total amount of consideration allocated to the remaining performance obligation totaled $60.2 million, which was recognized as product revenue, net, in the year ended December 31, 2022 upon the fulfilment of the amended agreement including delivery of CpG 1018 adjuvant.

The terms and conditions of the Bio E Supply Agreement, as amended, were operative through December 2022, and as of December 31, 2022, we had satisfied all delivery obligations thereunder.

Our accounts receivable balance from Bio E totaled $117.8 million and $96.1 million, as of December 31, 2022 and 2021, respectively. We recognized CpG 1018 adjuvant net product revenue of $206.2 million and $185.7 million from Bio E, for the years ended December 31, 2022 and 2021, respectively.

PT Bio Farma (Persero)

In May 2022, we entered into a commercial supply agreement (the "Bio Farma Supply Agreement") with PT Bio Farma (Persero) ("Bio Farma") to manufacture and supply specified quantities of CpG 1018 adjuvant for use in the development and commercialization of Bio Farma's COVID-19 vaccine, adjuvanted with our CpG 1018 adjuvant ("Bio Farma Product"), for delivery during the year ended December 31, 2022. The Bio Farma Supply Agreement also provides terms for Bio Farma to order additional quantities of CpG 1018 adjuvant for delivery throughout the life of the agreement. The terms and conditions of the Bio Farma Supply Agreement are operative through May 2023. Our supply obligations under this contract have been fully satisfied as of December 31, 2022, and we have no remaining deliverables under this arrangement.

Pricing for CpG 1018 adjuvant is variable depending on the destination where Bio Farma ultimately sells Bio Farma Product to. Pursuant to the Bio Farma Supply Agreement, our initial invoicing will be at the lowest price tier, with a true-up mechanism to issue an additional invoice for the difference between the initial invoice price and the higher tiered price, if any. In addition, if the net selling price of such Bio Farma Product exceeds a threshold specified in the Bio Farma Supply Agreement, we are entitled to a royalty calculated as a percentage of the excess portion of such net selling price. Bio Farma is obligated to pay a specified percentage of the purchase price, as set forth in a purchase order submitted by Bio Farma, upon our acceptance of such purchase order, and the remainder of the purchase price upon the delivery of such CpG 1018 adjuvant.

We recognize revenue at the lowest price tier upon transfer of control of CpG 1018 adjuvant to Bio Farma. The potential true-up amount and royalties are considered constrained. There is no significant financing component, as the timing between shipment and payment is expected to be within twelve months. Payments received or invoices issued before we transfer control of CpG 1018 adjuvant are recorded as deferred revenue.

There was no accounts receivable or deferred revenue balance from Bio Farma as of December 31, 2022. We recognized CpG 1018 adjuvant net product revenue of $25.4 million from Bio Farma for the year ended December 31, 2022.

Medigen Vaccine Biologics

In February 2021, we entered into a Supply Agreement ("Medigen Supply Agreement") with Medigen Vaccine Biologics ("Medigen") to manufacture and supply specified quantities of CpG 1018 adjuvant for use in the development and commercialization of Medigen's COVID-19 vaccine for delivery in the first and second quarters of 2021. In August 2021, we entered into a second supply agreement ("Medigen Supply Agreement No. 2") to manufacture and supply additional specified quantities of CpG 1018 adjuvant for delivery in the third and fourth quarter of 2021. The terms and conditions of the Medigen Supply Agreement and the Medigen Supply Agreement No. 2 were operative through December 2021, and as of December 31, 2022, we had satisfied all delivery obligations thereunder.

Under Medigen Supply Agreement No. 2, pricing for CpG 1018 adjuvant is variable depending on the destination where Medigen ultimately sells Medigen Product to. Pursuant to the Medigen Supply Agreement No. 2, we invoice Medigen based on the highest-tier price, with a true-up mechanism to issue credit to Medigen for the difference between the initial invoice price and the lower tiered price, if any. We invoice Medigen a specified percentage of the aggregate price of the order upon acceptance of the order and the remaining upon delivery. In addition, we are entitled to a royalty calculated as a percentage of the adjusted net sales.

We recognize revenue upon transfer of control of CpG 1018 adjuvant to Medigen at the highest-tiered price. The potential royalties are considered constrained. There is no significant financing component, as the timing between shipment and payment is expected to be within twelve months. Payments received or invoices issued before we transfer control of CpG 1018 adjuvant are recorded as deferred revenue.

We had no accounts receivable from Medigen as of December 31, 2022. Our accounts receivable from Medigen totaled $2.4 million as of December 31, 2021. We did not recognize CpG 1018 adjuvant net product revenue from Medigen during the year ended December 31, 2022. We recognized CpG 1018 adjuvant net product revenue of $26.7 million and $1.2 million from Medigen, for the years ended December 31, 2021 and 2020, respectively.

Valneva SE

In April 2020, we entered into a collaboration agreement ("Valneva Collaboration Agreement") with Valneva Scotland Limited ("Valneva") to provide CpG 1018 adjuvant for use in the development of Valneva's COVID-19 vaccine candidate ("VLA2001"). The Valneva Collaboration Agreement was amended in July 2020, to provide additional quantities of CpG 1018 adjuvant. In September 2020, we entered into a supply agreement ("Valneva Supply Agreement") with Valneva to manufacture and supply specified quantities of CpG 1018 adjuvant for use in the commercialization of VLA2001.

We concluded that the Valneva Collaboration Agreement and the Valneva Supply Agreement were entered into at or near the same time, with the same customer and were negotiated as a package with a single commercial objective to provide CpG 1018 adjuvant to Valneva. Therefore, the Valneva Collaboration Agreement and the Valneva Supply Agreement should be combined and accounted for as a single arrangement.

In October 2021, we and Valneva entered into a letter agreement (the "Valneva Amendment") modifying certain deliverables of the Valneva Supply Agreement. Specifically, the Valneva Amendment modifies the original Valneva Supply Agreement as follows: (1) cancels certain purchase orders for CpG 1018 adjuvant previously issued under the original Valneva Supply Agreement that had not been fulfilled as of the date of the Valneva Amendment; and (2) provides a future delivery schedule for commercial supply of CpG 1018 adjuvant through the end of 2022. As of the date of the Valneva Amendment, we had received non-refundable advance payments of approximately $55.4 million associated with the cancelled purchase orders. The terms and conditions of the Valneva Supply Agreement, as amended by the Valneva Amendment, were operative through our final delivery date in June 2022, and as of December 31, 2022, we had satisfied all delivery obligations thereunder.

In accordance with revenue recognition guidance in ASC 606, the Valneva Amendment was determined to be a contract modification and will be accounted for prospectively as one agreement with consideration allocated to future performance obligations. We have identified one remaining performance obligation, which was the delivery of CpG 1018 adjuvant through the end of 2022. The total amount of consideration allocated to the remaining performance obligation includes approximately $55.4 million of advance payments received as of the date of the Valneva Amendment plus additional future consideration to be received in connection with final delivery of product. We satisfied our remaining performance obligation to deliver CpG 1018 adjuvant under the Valneva Amendment in June 2022. Accordingly, we recognized the $55.4 million of advance payments as product revenue in the year ended December 31, 2022.

As of December 31, 2022, there was no deferred revenue balance related to Valneva. As of December 31, 2021, deferred revenue related to Valneva was $55.4 million. There was no accounts receivable balance related to Valneva, as of December 31, 2022 and 2021. We recognized CpG 1018 net product revenue of $68.0 million, $89.4 million and $2.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

U.S. Department of Defense

In September 2021, we entered into an agreement with the DoD for the development of a recombinant plague vaccine adjuvanted with CpG 1018 adjuvant for approximately $22.0 million over two and a half years. Under the agreement, we are conducting a Phase 2 clinical trial combining our CpG 1018 adjuvant with the DoD's rF1V vaccine. We recognized revenue of $8.8 million and $0.5 million for the years ended December 31, 2022 and 2021, which is included in other revenue in our consolidated statements of operations.

10.   Convertible Notes

In May 2021, we issued $200.0 million aggregate principal amount of 2.50% convertible senior notes due 2026 in a private placement. The purchasers also partially exercised their option to purchase additional Convertible Notes in May 2021 and we issued an additional $25.5 million of the Convertible Notes. Total proceeds from the issuance of the Convertible Notes, net of debt issuance and offering costs of $5.7 million, were $219.8 million. We used $190.2 million of the net proceeds to repay, in full, our outstanding debt and other obligations under the loan agreement with CRG Servicing LLC (the "Loan Agreement") (See Note 11) and $27.2 million of the net proceeds to pay the costs of the capped call transactions (the "Capped Calls") described below.

The Convertible Notes are general unsecured obligations and accrue interest at a rate of 2.50% per annum payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2021. The Convertible Notes mature on May 15, 2026, unless converted, redeemed or repurchased in accordance with their terms prior to such date.

The Convertible Notes are convertible into cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, at an initial conversion rate of 95.5338 shares of our common stock per $1,000 principal amount of the Convertible Notes, which is equivalent to an initial conversion price of approximately $10.47 per share of our common stock. The Convertible Notes are convertible at the option of the holders at any time prior to the close of business on the business day immediately preceding February 15, 2026, only under the following circumstances:

- During any calendar quarter commencing after September 30, 2021 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

- During the five business day period after any ten consecutive trading day period (the "measurement period"), in which the "trading price" (as defined the indenture governing the Convertible Notes) per $1,000 principal amount of the Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

- If we call such Convertible Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date; or

- Upon the occurrence of specified corporate events as set forth in the indenture governing the Convertible Notes.

On or after February 15, 2026 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders of the Convertible Notes may convert all or any portion of their Convertible Notes regardless of the foregoing circumstances.

Since we have the election of repaying the Convertible Notes in cash, shares of our common stock, or a combination of both, we continue to classify the Convertible Notes as long-term debt on the consolidated balance sheets as of December 31, 2022.

We may redeem for cash all or any portion of the Convertible Notes, at our option, on or after May 20, 2024 and prior to the 31st scheduled trading day immediately preceding the maturity date, if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on the trading day immediately preceding the date on which we provide notice of redemption, at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

If we undergo a fundamental change (as set forth in the indenture governing the Convertible Notes), noteholders may require us to repurchase for cash all or any portion of their Convertible Notes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to the fundamental change repurchase date. In addition, following certain corporate events (as set forth in the indenture governing the Convertible Notes) or if we deliver a notice of redemption prior to the maturity date, we will, in certain circumstances, adjust the conversion rate for a noteholder who elects to convert its notes in connection with such a corporate event or such notice of redemption.

As a result of adopting ASU 2020-06, we accounted for the Convertible Notes as a single liability. As of December 31, 2022 and 2021, the Convertible Notes were recorded at the aggregate principal amount of $225.5 million less unamortized issuance costs of $3.9 million as a long-term liability on the consolidated balance sheets. As of December 31, 2022, the fair value of the Convertible Notes was $284.8 million. The fair value was estimated using a reputable third-party valuation model based on observable inputs and is considered Level 2 in the fair value hierarchy. The debt issuance costs are amortized to interest expense over the contractual term of the Convertible Notes at an effective interest rate of 3.1%.

The following table presents the components of interest expense related to Convertible Notes (in thousands):

	Year Ended December 31, 2022	Year Ended December 31, 2021
Stated coupon interest	$ 5,638	$ 3,555
Amortization of debt issuance cost	1,094	669
Total interest expense	$ 6,732	$ 4,224

Capped Calls

In connection with the issuance of the Convertible Notes, we entered into capped call transactions with one of the initial purchasers of the Convertible Notes and other financial institutions, totaling $27.2 million (the "Capped Calls"). The Capped Calls cover, subject to customary adjustments, the number of shares of our common stock that initially underlie the Convertible Notes (or 21,542,871 shares of our common stock). The Capped Calls have an initial strike price and an initial cap price of $10.47 per share and $15.80 per share, respectively, subject to certain adjustments. Conditions that cause adjustments to the initial strike price of the Capped Calls mirror conditions that result in corresponding adjustments to the conversion price of the Convertible Notes. The Capped Calls are expected to offset the potential dilution to our common stock as a result of any conversion of the Convertible Notes, subject to a cap based on the cap price.

For accounting purposes, the Capped Calls are considered separate financial instruments and not part of the Convertible Notes. As the Capped Calls transactions meet certain accounting criteria, we recorded the cost of the Capped Calls, totaling $27.2 million, as a reduction to additional paid-in capital within the consolidated statements of stockholders' equity.

11. Long-Term Debt

Long-Term Debt

On February 20, 2018, we entered into a $175.0 million term Loan Agreement with CRG Servicing LLC. We borrowed $100.0 million under the Loan Agreement at closing and the remaining $75.0 million in March 2019 (collectively, "Term Loans"). Net proceeds under the Loan Agreement were $173.3 million. The Term Loans under the Loan Agreement bore interest at a rate equal to 9.5% per annum. The Term Loans had a maturity date of December 31, 2023.

In May 2021, we repaid the principal on the Term Loans, in full, using the net proceeds from the Convertible Notes issuance. In connection with the early repayment of the Term Loans, in the year ended December 31, 2021, we recorded $5.2 million loss on debt extinguishment related to the amount we paid to terminate the Term Loans in excess of its carrying value at the time of the repayment. Our final payment of $190.2 million to CRG Servicing LLC satisfied all of our obligations under the Loan Agreement. With the full repayment of the Term Loans, all security interests, covenants, liens and encumbrances under the Loan Agreement were permanently released.

We recorded $7.0 million and $19.1 million of interest expense related to the Term Loans during the years ended December 31, 2021 and 2020, respectively.

12. Revenue Recognition

Disaggregation of Revenues

The following table disaggregates our product revenue, net by product and geographic region and disaggregates our other revenues by geographic region (in thousands):

	Year Ended December 31, 2022			Year Ended December 31, 2021			Year Ended December 31, 2020		
	U.S.	Non U.S.	Total	U.S.	Non U.S.	Total	U.S.	Non U.S.	Total
Product revenue, net									
HEPLISAV-B	$ 124,996	$ 941	$ 125,937	$ 61,870	$ -	$ 61,870	$ 36,030	$ -	$ 36,030
CpG 1018 adjuvant	-	587,708	587,708	-	375,229	375,229	-	3,277	3,277
Total product revenue, net	$ 124,996	$ 588,649	$ 713,645	$ 61,870	$ 375,229	$ 437,099	$ 36,030	$ 3,277	$ 39,307
Other revenue	8,774	264	9,038	1,915	428	2,343	-	7,244	7,244
Total revenues	$ 133,770	$ 588,913	$ 722,683	$ 63,785	$ 375,657	$ 439,442	$ 36,030	$ 10,521	$ 46,551

Revenues from Major Customers

The following table summarizes HEPLISAV-B product revenue from each of our three largest Customers (as a percentage of total HEPLISAV-B product revenue):

	Year Ended December 31,		
	2022	2021	2020
Largest Customer	21%	21%	21%
Second largest Customer	17%	19%	20%
Third largest Customer	16%	19%	20%

The following table summarizes CpG 1018 adjuvant product revenue from each of our three largest collaboration partners (as a percentage of total CpG 1018 adjuvant product revenue):

	Year Ended December 31,		
	2022	2021	2020
Largest collaboration partner	49%	49%	62%
Second largest collaboration partner	35%	24%	36%
Third largest collaboration partner	12%	19%	2%

Contract Balances

The following table summarizes balances and activities in HEPLISAV-B product revenue allowance and reserve categories (in thousands):

	Balance at Beginning of Period	Provisions related to current period sales	Credit or payments made during the period	Balance at End of Period
Year ended December 31, 2022:				
Accounts receivable reserves (1)	$ 3,823	$ 34,758	$ (30,402)	$ 8,179
Revenue reserve accruals (2)	$ 8,253	$ 24,806	$ (22,507)	$ 10,552
Year ended December 31, 2021:				
Accounts receivable reserves (1)	$ 2,836	$ 18,209	$ (17,222)	$ 3,823
Revenue reserve accruals (2)	$ 6,040	$ 13,077	$ (10,864)	$ 8,253

(1) Reserves are for chargebacks, discounts and other fees.

(2) Accruals are for returns, rebates and other fees.

When we transfer control of CpG 1018 adjuvant that is reserved under the CEPI Agreement to Clover and perform services under our agreement with the DoD, we recognize product revenue and a corresponding contract asset as our right to consideration is conditioned on something other than the passage of time. See Note 9 for further discussion. The following table summarizes balances and activities in our contract asset account (in thousands):

	Balance at Beginning of Period	Additions (1)	Subtractions	Balance at End of Period
Year ended December 31, 2022:				
Contract asset (2)	$ 62,525	$ 17,556	$ (8,116)	$ 71,965
Year ended December 31, 2021:				
Contract asset	$ -	$ 62,525	$ -	$ 62,525

(1) Additions are revenues recognized for CpG 1018 adjuvant transferred to Clover that is reserved under the CEPI Agreement and for services performed under our agreement with the DoD.
(2) Includes $0.7 million of contract assets derived from our agreement with the DoD.

Payments received or invoices issued before we satisfy our performance obligations are recorded as deferred revenue until we satisfy such performance obligations. Our deferred revenue activities are related to CpG 1018 adjuvant product sales. The following table summarizes balances and activities in our deferred revenue accounts (in thousands):

	Balance at Beginning of Period	Additions (1)	Subtractions (2)	Revenue recognized in the current period included in deferred revenue balance at the beginning of the period	Balance at End of Period
Year ended December 31, 2022:					
Deferred revenue	$ 349,864	$ 45,596	$ (45,955)	$ (349,505)	$ -
Long-term deferred revenue	$ 5,385	$ 6,582	$ (11,967)	$ -	$ -
Year ended December 31, 2021:					
Deferred revenue	$ 38,212	$ 371,860	$ (21,996)	$ (38,212)	$ 349,864
Long-term deferred revenue	$ -	$ 168,467	$ (163,082)	$ -	$ 5,385

(1) Additions are primarily payments received or invoices issued before we satisfy our performance obligations.
(2) Subtractions are primarily revenues recognized in the period and reclassification from long-term deferred revenue to CEPI accrual.

13.   Net Income (Loss) Per Share

We compute net income (loss) per share of common stock using the two-class method required for participating securities. We consider Series B Preferred Stocks and warrants to be participating securities because holders of such shares have dividend rights in the event of our declaration of a dividend for common shares. Undistributed earnings allocated to participating securities are subtracted from net income (loss) in determining net income (loss) attributable to common stockholders.

Basic net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of our common stock outstanding.

For the calculation of diluted net income (loss) per share, net income (loss) attributable to common stockholders for basic net income (loss) per share is adjusted by the effect of dilutive securities, including awards under our equity compensation plans and change in fair value of warrant liability. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the resulting net income (loss) attributable to common stockholders by the weighted-average number of fully diluted common shares outstanding.

	Year Ended December 31,		
	2022	2021	2020
Numerator			
Net income (loss)	$ 293,156	$ 76,713	$ (75,240)
Less: undistributed earnings allocated to participating securities	(283)	(4,569)	-
Net income (loss) allocable to common stockholders, basic	292,873	72,144	(75,240)
Add: undistributed earnings allocated to Series B and warrants	283	4,569	-
Less: undistributed earnings allocated to Series B and warrants	-	(4,190)	-
Add: interest expense on convertible notes	5,044	3,168	-
Less: removal of change in fair value of warrant liability	(1,801)	-	(4,124)
Net income (loss) allocable to common stockholders, diluted	$ 296,399	$ 75,691	$ (79,364)
Denominator			
Weighted average shares used to compute net income (loss) allocable to common stockholders per share, basic	126,398	116,264	100,753
Effect of dilutive shares:			
Stock-based compensation plans	2,774	3,075	-
Convertible Notes (as converted to common stock)	21,543	13,667	-
Effect of dilutive warrants	82	-	751
Weighted average shares used to compute net income (loss) allocable to common stockholders per share, diluted	150,797	133,006	101,504

The following were excluded from the calculation of diluted net income (loss) per share as the effect of their inclusion would have been anti-dilutive:

	December 31,		
	2022	2021	2020
Outstanding securities not included in diluted net income (loss) allocable to common stockholders per share calculation (in thousands):			
Stock options and stock awards	7,165	5,953	10,299
Series B Convertible Preferred Stock (as converted to common stock)	-	-	4,140
Warrants (as exercisable into common stock)	-	1,883	-

14. Common Stock

Common Stock Outstanding

As of December 31, 2022, there were 127,604,026 shares of our common stock outstanding.

In August 2019, we sold 18,525,000 shares of our common stock, par value $0.001 per share, 4,840 shares of our Series B Convertible Preferred Stock, par value $0.001 per share ("Series B Preferred Stock") and warrants to purchase up to an aggregate of 5,841,250 shares of our common stock in an underwritten public offering (the "Offering") for aggregate net proceeds of approximately $65.6 million. Investment funds associated with Bain Capital Life Sciences Investors, LLC ("Bain Capital Life Sciences") purchased approximately $35.0 million of common stock, Series B Preferred Stock and warrants in the Offering on the same terms as the other investors in the Offering. Following the Offering, Andrew A. F. Hack, M.D., Ph.D., a Managing Director of Bain Capital Life Sciences, was appointed to our board of directors.

On August 6, 2020, we entered into an at-the-market Sales Agreement (the "2020 ATM Agreement") with Cowen and Company, LLC ("Cowen"), under which we may offer and sell from time to time, at our sole discretion, shares of our common stock having an aggregate offering price of up to $150 million through Cowen as our sales agent. We agreed to pay

Cowen a commission of up to 3% of the gross sales proceeds of any common stock sold through Cowen under the 2020 ATM Agreement. As of December 31, 2022, we had $120.5 million remaining under the 2020 ATM Agreement.

Preferred Stock Outstanding

In August 2021, all of the 4,140 shares of Series B Preferred Stock were converted into 4,140,000 shares of common stock. Therefore, there were no Series B Preferred Stock outstanding as of December 31, 2022 and 2021.

Warrants

During the year ended December 31, 2022, all of the 1,882,600 outstanding warrants as of December 31, 2021 were exercised or expired resulting in cash proceeds totaling $8.5 million. For the year ended December 31, 2022, we recognized the decrease in the estimated fair value of warrant liability of $1.8 million as income in other income (expense) in our consolidated statements of operations.

15. Equity Plans and Stock-Based Compensation

Equity Plans

In January 2021, we adopted the Dynavax Technologies Corporation 2021 Inducement Award Plan ("2021 Inducement Plan"), pursuant to which we reserved 1,500,000 shares of common stock for issuance under the plan to be used exclusively for grants of awards to individuals who were not previously our employees or directors. In June 2021, we amended the 2021 Inducement Plan ("Amended 2021 Inducement Plan") to increase the number of shares of common stock reserved under the 2021 Inducement Plan to 3,250,000. The Amended 2021 Inducement Plan was terminated effective as of April 3, 2022 and, therefore, there are no shares of our common stock available for grant.

In May 2022, our stockholders approved the amendment and restatement of our 2018 Equity Incentive Plan (the "Amended 2018 EIP") to, among other things, increase the authorized number of shares of common stock by 15,000,000. The maximum number of shares of common stock that may be issued under the Amended 2018 EIP, will not exceed 32,600,000 shares of common stock. As of December 31, 2022, the Amended 2018 EIP and the Amended and Restated 2014 Employee Stock Purchase Plan are our active plans (the "Plans").

The Amended 2018 EIP is administered by our Board of Directors, or a designated committee of the Board of Directors, and awards granted under the Amended 2018 EIP have a term of 7 years unless earlier terminated by the Board of Directors. As of December 31, 2022, there were 15,252,440 shares of common stock reserved for issuance under the Amended 2018 EIP.

Under our Plans, we may grant stock options, RSUs, performance-based awards, and other awards that are settled in shares of our common stock. Our equity awards generally vest over a three-year period contingent upon continuous service and unless exercised, expire seven or ten years from the date of grant (or earlier upon termination of continuous service). Activity under our stock plans is set forth below:

Stock Options

The following table summarizes the activity of stock options for the period ended December 31, 2022:

	Shares Underlying Outstanding Options (in thousands)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Balance at December 31, 2021	10,399	$ 11.55	4.16	$ 42,756
Options granted	2,100	12.50		
Options exercised	(1,194)	8.07		
Options cancelled:				
Options forfeited (unvested)	(105)	9.40		
Options expired (vested)	(1,861)	19.28		
Balance at December 31, 2022	9,339	$ 10.70	4.61	$ 16,291
Vested and expected to vest at December 31, 2022	9,148	$ 10.66	4.58	$ 16,235
Exercisable at December 31, 2022	5,528	$ 10.02	3.83	$ 13,984

The total intrinsic value of stock options exercised during the years ended December 31, 2022, 2021 and 2020 was $7.7 million, $7.9 million, and $0.1 million, respectively. The total intrinsic value of exercised stock options is calculated based on the difference between the exercise price and the quoted market price of our common stock as of the close of the exercise date.

The total fair value of stock options vested during the years ended December 31, 2022, 2021 and 2020 was $17.5 million, $9.0 million and $13.8 million, respectively.

Restricted Stock Units

The following table summarizes the activity of RSUs for the period ended December 31, 2022:

	Number of Shares (In thousands)	Weighted-Average Grant-Date Fair Value
Non-vested as of December 31, 2021	2,651	$ 8.30
Granted	2,310	12.36
Vested	(1,195)	7.72
Forfeited	(287)	10.69
Non-vested as of December 31, 2022	3,479	$ 11.00

Stock-based compensation expense related to RSUs was approximately $13.2 million for the year ended December 31, 2022. The aggregate fair value of the RSUs outstanding as of December 31, 2022, based on our stock price on that date, was $37.0 million.

The total fair value of RSUs vested during the years ended December 31, 2022, 2021 and 2020 was $15.7 million, $4.7 million and $4.9 million, respectively.

Market-based Performance Stock Units

We granted market-based performance stock units ("PSUs") to certain executives. These PSUs vest upon a specified market condition. The summary of PSU activities for the year ended December 31, 2022 is as follows:

	Number of Shares (in thousands)	Weighted-Average Grant-Date Fair Value Per Share
Non-vested as of December 31, 2021	237	$ 8.40
Granted	193	11.62
Vested	(237)	8.40
Non-vested as of December 31, 2022	193	$ 11.62

Stock-based compensation expense related to PSUs was approximately $0.8 million and $1.8 million for the years ended December 31, 2022 and 2021, respectively. The aggregate intrinsic value of the PSUs outstanding as of December 31, 2022 and 2021, based on our stock price on that date, was $2.1 million and $3.3 million, respectively.

Performance-based Restricted Awards and Performance-based Options

As of December 31, 2022, approximately 31,100 and 36,000 shares underlying performance-based restricted awards and performance-based options, respectively, were outstanding.

Significant Assumptions in Estimating Option Fair Value

The fair value of each option is estimated on the date of grant using the Black-Scholes option valuation model. The fair value of each RSU is determined at the date of grant using our closing stock price. The fair value of each PSU is estimated using the Monte Carlo simulation method on the date of grant. The weighted-average assumptions used in the calculations of these fair value measurements are as follows:

	Stock Options Year Ended December 31,			PSUs Year Ended December 31,		Employee Stock Purchase Plan Year Ended December 31,		
	2022	2021	2020	2022	2021	2022	2021	2020
Weighted-average fair value	$ 7.95	$ 7.17	$ 3.91	$ 11.62	$ 8.40	$ 7.37	$ 6.48	$ 2.82
Risk-free interest rate	2.0%	0.7%	1.0%	1.7%	From 0.03% to 1.92%	2.1%	0.1%	0.9%
Expected life (in years)	4.5	4.5	4.5	2.9	2.9	1.3	1.2	1.2
Expected volatility	0.8	0.9	0.9	0.9	0.9	1.0	1.0	0.7

Expected volatility is based on historical volatility of our stock price. The expected life of options granted is estimated based on historical option exercise and employee termination data. Our senior management, who hold a majority of the options outstanding, and other employees were grouped and considered separately for valuation purposes. The risk-free rate for periods within the contractual life of the option is based on the U.S. treasury yield curve in effect at the time of grant. Forfeiture estimates are based on historical employee turnover. The dividend yield is zero percent for all years and is based on our history and expectation of dividend payouts.

Stock-based Compensation

Compensation expense is based on awards ultimately expected to vest and reflects estimated forfeitures. For equity awards with time-based vesting, the fair value is amortized to expense on a straight-line basis over the vesting periods. Stock-based compensation for the year ended December 31, 2020 included reversal of expenses related to cancellation of certain equity grants in the year ended December 31, 2020.

We have also granted performance-based equity awards to certain of our employees. For equity awards with performance-based vesting criteria, the fair value is amortized to expense when the achievement of the vesting criteria becomes probable. We recognized $1.0 million and $0.1 million of stock-based compensation expense for performance-based restricted awards during the years ended December 31, 2022 and 2020, respectively. No stock-based compensation expense for awards with performance-based vesting criteria was recognized for the year ended December 31, 2021.

The following table summarizes stock-based compensation expense recorded in each component of operating expenses in our consolidated statements of operations, and amounts capitalized to our inventories, net (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Employees and directors stock-based compensation expense	$ 32,915	$ 21,285	$ 13,484

| | Year Ended December 31, | | |
	2022	2021	2020
Research and development	$ 5,954	$ 3,818	$ 1,000
Selling, general and administrative	23,118	14,894	9,585
Cost of sales - product	1,123	553	619
Inventories, net	2,720	2,020	2,280
Total	$ 32,915	$ 21,285	$ 13,484

As of December 31, 2022, the total unrecognized compensation cost related to non-vested stock options and awards deemed probable of vesting, including all stock options with time-based vesting, net of estimated forfeitures, amounted to $43.4 million, which is expected to be recognized over the remaining weighted-average vesting period of 1.6 years. As of December 31, 2022, there was no unrecognized compensation cost related to performance-based restricted awards. As of December 31, 2022, the total unrecognized compensation cost related to PSUs amounted to $1.6 million.

Employee Stock Purchase Plan

The Amended and Restated 2014 Employee Stock Purchase Plan (the "Employee Stock Purchase Plan") provides for the purchase of common stock by eligible employees. In May 2021, our stockholders approved the amendment and restatement of the Employee Stock Purchase Plan to increase the authorized number of shares of common stock by 1,000,000. The maximum number of shares of common stock that may be issued under the Employee Stock Purchase Plan will not exceed 1,850,000 shares of common stock.

The purchase price per share is the lesser of (i) 85% of the fair market value of the common stock on the commencement of the two-year offer period (generally, the sixteenth day in February or August) or (ii) 85% of the fair market value of the common stock on the exercise date, which is the last day of a purchase period (generally, the fifteenth day in February or August). For the year ended December 31, 2022, employees have acquired approximately 155,000 shares of our common stock under the Employee Stock Purchase Plan and approximately 884,000 shares of our common stock remained available for future purchases under the Employee Stock Purchase Plan.

As of December 31, 2022, the total unrecognized compensation cost related to shares of our common stock under the Employee Stock Purchase Plan amounted to $0.6 million, which is expected to be recognized over the remaining weighted-average vesting period of 1.1 years.

16.   Employee Benefit Plan

We maintain a 401(k) Plan, which qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating employees may defer a portion of their pretax earnings. We may, at our discretion, contribute for the benefit of eligible employees. Our contribution to the 401(k) Plan was approximately $0.9 million, $0.3 million and $0.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

17.   Income Taxes

Consolidated income (loss) before provision for income taxes consisted of the following (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
U.S.	$ 292,460	$ 75,954	$ (76,324)
Non U.S.	1,839	1,567	1,084
Total	$ 294,299	$ 77,521	$ (75,240)

There was no income tax provision for the year ended December 31, 2020. The components of the consolidated income tax provision for the years ended December 31, 2022 and December 31, 2021 were as follows (in thousands):

	Year Ended December 31, 2022	Year Ended December 31, 2021
Current		
Federal	$ (165)	$ 345
State	897	260
Non-US	411	203
Total current tax expense	1,143	808
Deferred		
Federal	-	-
State	-	-
Non-US	-	-
Total deferred tax expense	-	-
Total income tax expense	$ 1,143	$ 808

No income tax expense was recorded for the year ended December 31, 2020 due to a full valuation allowance position. The difference between the consolidated income tax provision and the amount computed by applying the federal statutory income tax rate to the consolidated income before income taxes in the years ended December 31, 2022, December 31, 2021 and December 31, 2020 were as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Income tax provision (benefit) at federal statutory rate	$ 61,775	$ 16,397	$ (15,756)
State tax	(2,942)	3,576	(3,194)
Business credits	(3,246)	(982)	(773)
Uncertain tax positions	586	424	193
Deferred compensation charges	(473)	131	809
Change in valuation allowance	(324)	(86,847)	19,009
Section 162(m) limitation	1,779	1,241	473
Mark-to-market of warrants	(378)	10,364	(866)
Net operating loss and tax credit limitation	(56,908)	56,459	-
Other	1,274	45	105
Total income tax expense	$ 1,143	$ 808	$ -

Deferred tax assets and liabilities consisted of the following (in thousands):

	December 31,	
	---	---
	2022	2021
Deferred tax assets:		
Net operating loss carryforwards	$ 113,228	$ 155,503
Research credit carryforwards	33,444	12,870
Section 174 capitalization	15,308	-
Lease liability	9,530	8,515
Stock compensation	7,780	5,798
Accruals and reserves	9,089	5,792
Other	337	212
Total deferred tax assets	188,716	188,690
Less valuation allowance	(178,920)	(179,253)
Net deferred tax assets	9,796	9,437
Deferred tax liabilities:		
Fixed assets	(2,916)	(3,283)
Operating lease right-of-use assets	(6,785)	(6,124)
Other	(95)	(30)
Total deferred tax liabilities	(9,796)	(9,437)
Net deferred tax assets	$ -	$ -

The tax benefit of net operating losses, temporary differences and credit carryforwards is required to be recorded as an asset to the extent that management assesses that realization is "more likely than not." Realization of the future tax benefits is dependent on our ability to generate sufficient taxable income within the carryforward period. A high degree of judgment is required to determine if, and the extent to which, valuation allowances should be recorded against deferred tax assets. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. Based on all available evidence, both positive and negative, and the weight of that evidence to the extent such evidence can be objectively verified, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not more likely than not to be realized and, accordingly, has provided a valuation allowance against all of its deferred tax assets.

The valuation allowance decreased by $0.3 million and $86.8 million during the years ended December 31, 2022 and 2021, respectively. The decrease in valuation allowance during the year ended December 31, 2022 was due to a decrease in our deferred tax assets, predominantly related to utilization of net operating losses, offset by updates to the Section 382 analysis. The decrease in valuation allowance during the year ended December 31, 2021 was due to a decrease in our deferred tax assets, predominantly related to utilization of net operating losses and Section 382 limitations.

As of December 31, 2022, we had federal net operating loss carryforwards of approximately $96.3 million, which began to expire in the year 2023, federal net operating loss carryforwards of approximately $353.5 million, which do not expire and federal research and development tax credits of approximately $26.2 million, which expire in the years 2023 through 2042.

As of December 31, 2022, we had net operating loss carryforwards for California and other states for income tax purposes of approximately $308.8 million, which expire in the years 2023 through 2040, and California state research and development tax credits of approximately $22.1 million, which do not expire.

As of December 31, 2022, we had net operating loss carryforwards for foreign income tax purposes of approximately $0.7 million, which do not expire.

Uncertain Income Tax positions

The total amount of unrecognized tax benefits was $11.3 million and $5.6 million as of December 31, 2022 and 2021, respectively. If recognized, none of the unrecognized tax benefits would affect the effective tax rate.

The following table summarizes the activity related to our unrecognized tax benefits:

	Year Ended December 31,	
	2022	2021
Balance at beginning of year	$ (5,615)	$ (10,565)
Tax positions related to the current year		
Additions	(670)	(308)
Reductions	-	-
Tax positions related to the prior year		
Additions	(5,054)	-
Reductions	-	5,258
Settlements	-	-
Lapses in statute	-	-
Balance at end of year	$ (11,339)	$ (5,615)

Our policy is to account for interest and penalties as income tax expense. As of December 31, 2022, there were no interest and no penalties recognized in the provision for income taxes. As of December 31, 2021, there were no interest and $0.2 million of penalties related to unrecognized tax benefits recognized in the provision for income taxes. We do not anticipate any significant change within 12 months of this reporting date of its uncertain tax positions.

The Tax Reform Act of 1986 limits the annual use of net operating loss and tax credit carryforwards in certain situations where changes occur in stock ownership of a company. In the event there is a change in ownership, as defined, the annual utilization of such carryforwards could be limited. For the year ended December 31, 2021, we completed a preliminary analysis under Section 382 of the Internal Revenue Code indicating we experienced ownership changes in 2008, 2010, 2012, and 2019 that limited the future use of our pre-change federal and state net operating loss carryforwards and federal research and development tax credits. We finalized the study during the year ended December 31, 2022 and concluded that we only experienced ownership changes in 2008, 2010, and 2012, resulting in a significant reduction in the federal and state net operating loss carryforwards and federal research and development tax credits that are expected to expire unused. We have revised the net operating loss carryforwards and research and development tax credits that are expected to expire unused as a result of the annual limitations in the deferred tax assets and corresponding uncertain tax positions as of December 31, 2022.

We are subject to income tax examinations for U.S. federal and state income taxes from 2002 forward. We are subject to tax examination in Germany from 2018 forward, in India from 2019 forward and in Italy from 2021 forward.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 ("the Exchange Act")) that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Principal Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can only provide reasonable, not absolute, assurance of achieving the desired control objectives.

Based on their evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report, our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, concluded that our disclosure controls and procedures are effective and were operating at the reasonable assurance level to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

(b) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022. Our independent registered public accountants, Ernst & Young LLP, audited the consolidated financial statements included in this Annual Report on Form 10-K and have issued a report on our internal control over financial reporting. The report on the audit of internal control over financial reporting appears below.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Dynavax Technologies Corporation

Opinion on Internal Control over Financial Reporting

We have audited Dynavax Technologies Corporation's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Dynavax Technologies Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022 and the related notes of the Company and our report dated February 23, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Francisco, California
February 23, 2023

(c) Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item is incorporated by reference to the sections entitled "Proposal 1—Elections of Directors," "Executive Officers," "Corporate Governance" and "Delinquent Section 16(a) Reports" in our Definitive Proxy Statement in connection with the 2023 Annual Meeting of Stockholders (the "Proxy Statement") which we expect will be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended December 31, 2022.

We have adopted the Dynavax Code of Business Conduct and Ethics ("Code of Conduct"), a code of ethics that applies to our employees, including our Chief Executive Officer, Chief Financial Officer and to our non-employee directors. The Code of Conduct is publicly available on our website under the Investors and Media section at www.dynavax.com. This website address is intended to be an inactive, textual reference only; none of the material on this website is part of this report. If any substantive amendments are made to the Code of Conduct or any waiver granted, including any implicit waiver, from a provision of the Code of Conduct to our Chief Executive Officer or Chief Financial Officer, we will disclose the nature of such amendment or waiver on that website or in a report on Form 8-K. We will provide a written copy of the Dynavax Code of Conduct to anyone without charge, upon request written to Dynavax, Attention: Corporate Secretary, 2100 Powell Street, Suite 720, Emeryville, CA 94608, (510) 848-5100.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item is incorporated by reference to the section entitled "Compensation Discussion and Analysis," "Summary Compensation Table," "Grants of Plan Based Awards," "Outstanding Equity Awards at Fiscal Year End," and "Corporate Governance" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of certain beneficial owners and management is incorporated by reference to the sections entitled "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement. Information regarding our stockholder approved and non-approved equity compensation plans are incorporated by reference to the section entitled "Equity Compensation Plan Information" in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item is incorporated by reference to the sections entitled "Certain Transactions" and "Independence of the Board of Directors" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item is incorporated by reference to the section entitled "Audit Fees" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report:

1. Financial Statements

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Comprehensive Income (Loss)

Consolidated Statements of Stockholders' Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

2. Financial Statement Schedules

None, as all required disclosures have been made in the Consolidated Financial Statements and notes thereto or are not applicable.

(b) Exhibits

Exhibit Number	Document	Incorporated by Reference				Filed Herewith
		Exhibit Number	Filing	Filing Date	File No.	
3.1	Sixth Amended and Restated Certificate of Incorporation	3.1	S-1/A	February 5, 2004	333-109965	
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation	3.1	8-K	January 4, 2010	001-34207	
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation	3.1	8-K	January 5, 2011	001-34207	
3.4	Certificate of Amendment of Amended and Restated Certificate of Incorporation	3.6	8-K	May 30, 2013	001-34207	
3.5	Certificate of Amendment of the Sixth Amended and Restated Certificate of Incorporation	3.1	8-K	November 10, 2014	001-34207	
3.6	Certificate of Amendment of the Sixth Amended and Restated Certificate of Incorporation	3.1	8-K	June 2, 2017	001-34207	
3.7	Certificate of Amendment of the Sixth Amended and Restated Certificate of Incorporation	3.1	8-K	July 31, 2017	001-34207	
3.8	Certificate of Amendment of the Sixth Amended and Restated Certificate of Incorporation	3.1	8-K	May 29, 2020	001-34207	
3.9	Amended and Restated Bylaws	3.8	10-Q	November 6, 2018	001-34207	
4.1	Description of Capital Stock	4.1	10-K	February 28, 2022	001-34207	

4.2	Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, 3.8 and 3.9 above					
4.3	Form of Specimen Common Stock Certificate	4.2	S-1/A	January 16, 2004	333-109965	
4.4	Indenture between Company and U.S. Bank National Association, as trustee, dated May 13, 2021	4.1	8-K	May 13, 2021	001-34207	
4.5	Form of Global Note, representing Dynavax Technologies Corporation's 2.5% Convertible Senior Notes due 2026	4.2	8-K	May 13, 2021	001-34207	
10.1[+]	Employment Agreement, dated July 12, 2013, by and between Robert Janssen, M.D. and Company	10.85	10-K	March 10, 2014	001-34207	
10.2[+]	Form of Amended and Restated Management Continuity and Severance Agreement between Company and certain of its executive officers	10.2	10-Q	August 7, 2019	001-34207	
10.3[†]	Commercial Manufacturing and Supply Agreement, dated November 22, 2013, between Company and Baxter Pharmaceutical Solutions LLC	10.33	10-K	March 8, 2018	001-34207	
10.4[†]	Supply Agreement, dated October 1, 2012, between Company and Nitto Denko Avecia, Inc.	10.35	10-K	March 8, 2018	001-34207	
10.5[†]	Supply Agreement, dated July 27, 2016, between Company and West Pharmaceutical Services, Inc.	10.36	10-K	March 8, 2018	001-34207	
10.6[+]	Amended and Restated Dynavax Technologies Corporation 2018 Equity Incentive Plan	Appendix A	DEF 14A	April 14, 2022	001-34207	
10.7[+]	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2018 Equity Incentive Plan	10.2	8-K	June 1, 2018	001-34207	
10.8[+]	Form of Option Grant Notice and Option Agreement under the 2018 Equity Incentive Plan	10.3	8-K	June 1, 2018	001-34207	
10.9[+]	Restricted Stock Unit Award Agreement for Directors under the 2018 Equity Incentive Plan	10.11	10-K	February 28, 2022	001-32407	
10.10	Office/Laboratory Lease, dated September 17, 2018, between Company and Emery Station West, LLC	10.1	10-Q	November 6, 2018	001-34207	
10.11[+]	Chief Executive Officer Letter, dated December 13, 2019, between Company and Ryan Spencer	10.17	10-K	March 11, 2020	001-34207	
10.12[+]	President and Chief Operating Officer Letter, dated December 13, 2019, between Company and David Novack	10.18	10-K	March 11, 2020	001-34207	

10.13+	Form of Indemnification Agreement	10.1	10-Q	November 7, 2019	001-34207	
10.14	Sublease, dated July 12, 2019, by and between Company and Zymergen Inc.	10.3	10-Q	November 7, 2019	001-34207	
10.15+	Dynavax Technologies Corporation U.S. Annual Bonus Plan	10.23	10-K	March 11, 2020	001-34207	
10.16^	Supply Agreement, dated September 11, 2020, by and among Company, Valneva Scotland Limited and Valneva Austria GmbH	10.2	10-Q	November 5, 2020	001-34207	
10.17^	Letter Agreement, dated October 29, 2021, by and among Company, Valneva Scotland Limited and Valneva Austria GmbH	10.21	10-K	February 28, 2022	001-34207	
10.18	Sales Agreement, dated August 6, 2020, between Company and Cowen and Company, LLC	10.3	10-Q	August 6, 2020	001-34207	
10.19^	Agreement, dated January 29, 2021 between Company and Coalition for Epidemic Preparedness Innovations	10.31	10-K	February 25, 2021	001-34207	
10.20+	Offer Letter, dated December 14, 2020, by and between Company and Kelly MacDonald	10.33	10-K	February 25, 2021	001-34207	
10.21^	First Amendment to Agreement, dated May 3, 2021, by and between Company and Coalition for Epidemic Preparedness Innovations	10.1	10-Q	August 4, 2021	001-34207	
10.22+	Amended and Restated Dynavax Technologies Corporation 2021 Inducement Award Plan	10.3	10-Q	August 4, 2021	001-34207	
10.23+	Dynavax Technologies Corporation Amended and Restated 2014 Employee Stock Purchase Plan	Appendix A	DEF 14A	April 16, 2021	001-34207	
10.24	Form of Confirmation for Capped Call Transactions	10.1	8-K	May 13, 2021	001-34207	
10.25^	Supply Agreement, dated June 29, 2021, by and among Company, Zhejiang Clover Biopharmaceuticals, Inc., and Clover Biopharmaceuticals (Hong Kong) Co., Limited	10.6	10-Q	August 4, 2021	001-34207	
10.26^	Supply Agreement, dated July 1, 2021, by and between Company and Biological E. Limited	10.7	10-Q	August 4, 2021	001-34207	
10.27	Commercial Lease Agreement, dated September 13, 2021, by and between Onyx Düsseldorf S.à r.l. and Dynavax GmbH	10.2	10-Q	November 4, 2021	001-34207	
10.28^	First Amendment to Commercial Manufacturing and Supply Agreement, dated September 10, 2021, by and between	10.3	10-Q	November 4, 2021	001-34207	

	Company and Baxter Pharmaceutical Solutions LLC					
10.29[+]	Non-Employee Director Compensation Policy	10.34	10-K	February 28, 2022	001-34207	
10.30	Lease Agreement, dated March 15, 2022, by and between Company and SPUS8 2100 Powell, L.P.	10.1	10-Q	May 5, 2022	001-34207	
10.31^	Amendment No. 1 to Supply Agreement, dated effective as of June 23, 2022, by and between Company and Biological E. Limited	10.1	10-Q	November 3, 2022	001-34207	
10.32^	Letter Agreement, dated August 30, 2022, by and among Company, Zhejiang Clover Biopharmaceuticals, Inc., Clover Biopharmaceuticals (Hong Kong) Co., Limited and Sichuan Clover Biopharmaceuticals, Inc.	10.2	10-Q	November 3, 2022	001-34207	
10.33^	Amendment No. 2 to Supply Agreement, dated effective as of September 30, 2022, by and between Company and Biological E. Limited	10.3	10-Q	November 3, 2022	001-34207	
10.34^	Letter Agreement No. 2, dated October 31, 2022, by and among Company, Zhejiang Clover Biopharmaceuticals, Inc. and Clover Biopharmaceuticals (Hong Kong) Co., Limited	10.4	10-Q	November 3, 2022	001-34207	
10.35^	Supply Agreement, dated effective April 1, 2021, between Company and Becton, Dickinson and Company					X
10.36^	Amendment #1 to Supply Agreement, dated September 28, 2022, between Company and Becton, Dickinson and Company					X
10.37^	Amendment No. 3 to Supply Agreement, effective August 15, 2022, by and among Company, Zhejiang Clover Biopharmaceuticals, Inc., and Clover Biopharmaceuticals (Hong Kong) Co., Limited					X
10.38^	Amendment No. 4 to Supply Agreement, effective September 23, 2022, by and among Company, Zhejiang Clover Biopharmaceuticals, Inc., and Clover Biopharmaceuticals (Hong Kong) Co., Limited					X
21.1	List of Subsidiaries					X
23.1	Consent of Independent Registered Public Accounting Firm					X
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X

31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1*	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2*	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

EX—101.INS   Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
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EX—104   The cover page for this Annual Report on Form 10-K has been formatted in Inline XBRL

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† We have been granted confidential treatment with respect to certain portions of this agreement. Omitted portions have been filed separately with the Securities and Exchange Commission.

+ Indicates management contract, compensatory plan or arrangement.

^ Certain portions of this exhibit have been omitted as the Registrant has determined that (i) the omitted information is not material and (ii) the omitted information is of the type that the Registrant customarily and actually treats as private or confidential. The Registrant agrees to furnish supplementally an unredacted copy of any exhibit to the Securities and Exchange Commission upon request; provided, however, that the Registrant may request confidential treatment of omitted items.

* The certifications attached as Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Form 10-K), irrespective of any general incorporation language contained in such filing.

ITEM 16. FORM 10-K SUMMARY

    None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California.

DYNAVAX TECHNOLOGIES CORPORATION

By: /s/ RYAN SPENCER

Ryan Spencer
Chief Executive Officer and Director
(Principal Executive Officer)

Date: February 23, 2023

By: /s/ KELLY MACDONALD

Kelly MacDonald
Chief Financial Officer
(Principal Financial Officer)

Date: February 23, 2023

By: /s/ JUSTIN BURGESS

Justin Burgess
Controller, Chief Accounting Officer
(Principal Accounting Officer)

Date: February 23, 2023

Signature	Title	Date
/s/ RYAN SPENCER **Ryan Spencer**	Chief Executive Officer and Director *(Principal Executive Officer)*	February 23, 2023
/s/ KELLY MACDONALD **Kelly MacDonald**	Chief Financial Officer *(Principal Financial Officer)*	February 23, 2023
/s/ JUSTIN BURGESS **Justin Burgess**	Controller, Chief Accounting Officer *(Principal Accounting Officer)*	February 23, 2023
/s/ SCOTT MYERS **Scott Myers**	Chairman of the Board	February 23, 2023
/s/ FRANCIS R. CANO **Francis R. Cano, Ph.D.**	Director	February 23, 2023
/s/ JULIE EASTLAND **Julie Eastland**	Director	February 23, 2023
/s/ ANDREW HACK **Andrew Hack, M.D., Ph.D.**	Director	February 23, 2023
/s/ DANIEL L. KISNER **Daniel L. Kisner, M.D.**	Director	February 23, 2023
/s/ BRENT MACGREGOR **Brent MacGregor**	Director	February 23, 2023
/s/ PETER R. PARADISO **Peter R. Paradiso**	Director	February 23, 2023
/s/ PEGGY V. PHILLIPS **Peggy V. Phillips**	Director	February 23, 2023
/s/ NATALE S. RICCIARDI **Natale S. Ricciardi**	Director	February 23, 2023
/s/ ELAINE D. SUN **Elaine D. Sun**	Director	February 23, 2023

BOARD OF DIRECTORS

Scott Myers
Chairperson of the Board
Chief Executive Officer and President
Viridian Therapeutics

Francis R. Cano, Ph.D.
President and Founder
Cano Biotech Corporation

Julie Eastland
Chief Executive Officer
Harpoon Therapeutics

Andrew A. F. Hack, M.D., Ph.D.
Partner
Bain Capital Life Sciences, L.P.

Daniel L. Kisner, M.D.
Former Partner
Aberdare Ventures

Brent MacGregor
Chief Executive Officer
Medical Developments Intl. Ltd.

Peter R. Paradiso, Ph.D.
Former Vice President,
New Business and Scientific Affairs
Pfizer Vaccines

Peggy V. Phillips
Former Chief Operating Officer
Immunex Corporation

Natale Ricciardi
Former Senior Vice President
Pfizer, Inc.

Ryan Spencer
Chief Executive Officer and Director
Dynavax Technologies Corporation

Elaine Sun
Chief Financial Officer and Chief Operating Officer
Mammoth Biosciences, Inc.

MANAGEMENT

Ryan Spencer
Chief Executive Officer and Director

David F. Novack
President and
Chief Operating Officer

Kelly MacDonald
Senior Vice President,
Chief Financial Officer

Jeff Coon
Senior Vice President,
Chief Human Resources Officer

Robert Janssen, M.D.
Chief Medical Officer and
Senior Vice President, Clinical Development, Medical and Regulatory Affairs

Donn Casale
Senior Vice President,
Chief Commercial Officer

Todd Lopeman
Senior Vice President,
Technical Operations

Riccardo Manetti
Senior Vice President,
Business Development

John L. Slebir
Senior Vice President,
General Counsel

Dong Yu
Senior Vice President,
Vaccine Research

CORPORATE HEADQUARTERS

Dynavax Technologies Corporation
2100 Powell Street, Suite 720
Emeryville, CA 94608
U.S.A.
Tel: 510-848-5100
Fax: 510-848-1327
E-mail: contact@dynavax.com
www.dynavax.com

EUROPEAN OPERATIONS

Dynavax GmbH
Eichsfelderstrasse 11
D-40595
Düsseldorf
Germany
Tel: +49 (0) 211 7 58 45 0

CORPORATE COUNSEL

Cooley LLP
Palo Alto, CA

TRANSFER AGENT

Computershare Inc.
P.O. Box 43006
Providence, RI 02940-3006

or

150 Royall Street
Canton, MA 02021
Tel: 800-522-6645

TDD for Hearing Impaired:
800-231-5469
Outside of the U.S.: 201-680-6578

TDD Outside of the U.S.:
201-680-6610

www.computershare.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
San Francisco, CA

STOCK INFORMATION

The common stock of the company is traded on the Nasdaq Global Select Market under the symbol DVAX